UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

July 29, 2024

Date of report (Date of earliest event reported)

RENASANT CORPORATION

(Exact name of registrant as specified in its charter)

Mississippi	001-13253	64-0676974
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

209 Troy Street, Tupelo, Mississippi 38804-4827

(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code: (662) 680-1001

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $5.00 par value per share	RNST	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

On July 29, 2024, Renasant Corporation (“Renasant”) announced its planned acquisition of The First Bancshares, Inc. (“The First”). A summary of the planned acquisition is below and additional detail is provided in the exhibits attached to this Current Report on Form 8-K.

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On July 29, 2024, Renasant entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The First. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, The First will merge with and into Renasant (the “Merger”), with Renasant continuing as the surviving corporation in the Merger. Immediately following the Merger, The First’s wholly owned bank subsidiary, The First Bank, will merge with and into Renasant’s wholly owned bank subsidiary, Renasant Bank (the “Bank Merger” and, together with the Merger, the “Mergers”), with Renasant Bank continuing as the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved by the Board of Directors of each of Renasant and The First.

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock, par value $1.00 per share, of The First (“First Common Stock”) will be converted into the right to receive 1.00 share (the “Exchange Ratio”) of common stock, par value $5.00 per share, of Renasant (“Renasant Common Stock”), with cash to be paid in lieu of any fractional shares. Each restricted stock award of The First (“First Restricted Stock Award”) will be converted into a corresponding restricted stock award in respect of shares of Renasant Common Stock (“New Renasant Restricted Stock Award”), with the number of shares underlying such Renasant Restricted Stock Award adjusted based on the Exchange Ratio, except that if the First Restricted Stock Award is subject to performance metrics, such performance metrics will be assumed to have been achieved at target levels. New Renasant Restricted Stock Awards will otherwise remain subject to the same terms and conditions as were applicable to the corresponding First Restricted Stock Awards immediately prior to the Merger.

Each outstanding stock option of The First will be canceled and converted into the right to receive a cash payment equal to the product of (a) difference (if positive) between (i) the average closing price of Renasant Common Stock for the 20 trading days ending on the tenth business day prior to closing, multiplied by the Exchange Ratio and (ii) the exercise price of such stock option, multiplied by (b) the number of shares underlying such stock option.

Corporate Governance

The Merger Agreement provides that, upon the consummation of the Merger, the Boards of Directors of Renasant and Renasant Bank will each be increased in size by four and six positions, respectively. The Merger Agreement further provides that the President, Chief Executive Officer and Chairman of The First and three independent directors of The First (as determined under New York Stock Exchange listing standards) will be appointed to the Board of Directors of Renasant, and that those four individuals, along with two additional independent directors of The First, will be appointed to the Board of Directors of Renasant Bank.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties from both Renasant and The First, and each party has agreed to customary covenants, including, among others, covenants relating to (a) the conduct of each party’s business during the interim period between the execution of the Merger Agreement and the Effective Time, (b) its obligation to call a meeting of its shareholders for purposes of obtaining approval of the Merger Agreement (and, in the case of Renasant, to approve the issuance of shares of Renasant Common Stock in the Merger), and the transactions contemplated thereby and, subject to certain exceptions, to recommend that its shareholders approve the Merger Agreement and the transactions contemplated thereby, and (c) non-solicitation obligations of The First relating to alternative acquisition proposals or entering into discussions or negotiations or providing confidential information in connection with certain proposals for an alternative transaction.

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Each of the parties have agreed to use its reasonable best efforts to obtain as promptly as practicable all consents required to be obtained from any governmental authority or other third party that are necessary or advisable to consummate the transactions contemplated by the Merger Agreement (including the Mergers). Notwithstanding such general obligation to obtain such consents of governmental authorities, except for certain circumstances, neither party is required to take any action that would reasonably be expected to be materially financially burdensome to the business, operations, financial condition or results of operations of Renasant and its subsidiaries, or on The First and its subsidiaries, in each case, after the closing of the Merger (a “Burdensome Condition”).

Closing Conditions

The completion of the Merger is subject to customary conditions, including, among others, (a) receipt of shareholder approvals of each of Renasant and The First; (b) receipt of all required regulatory approvals (or waivers), including from the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Mississippi Department of Banking and Consumer Finance; (c) the absence of any law or order that would prohibit, restrict or make illegal the consummation of the Mergers; (d) the effectiveness of the registration statement, including the joint proxy statement and prospectus, relating to shareholder approval of the Merger and the issuance of Renasant Common Stock in the Merger; (e) the approval for listing on the New York Stock Exchange of the shares of Renasant Common Stock to be issued in the Merger; and (f) each party’s receipt an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party; and (ii) performance in all material respects by the other party of its obligations under the Merger Agreement.

Renasant’s obligation to consummate the Merger is also subject to customary conditions, including, among others: (a) receipt of required regulatory approvals without the imposition of a Burdensome Condition; and (b) the absence of a material adverse effect on The First.

Termination

The Merger Agreement provides certain termination rights for both Renasant and The First and further provides that a termination fee of $40,000,000 will be payable by The First, upon termination of the Merger Agreement under certain circumstances.

Additional Information

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 hereto and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement (other than, in the case of certain covenants, third party beneficiaries expressly identified therein), may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between Renasant and The First instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (a) will not survive consummation of the Merger, unless otherwise specified therein, and (b) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Renasant or The First, their respective affiliates or their respective businesses.

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The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Renasant, The First, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 to be filed by Renasant under the Securities Act that will include a Joint Proxy Statement of Renasant and The First and a Prospectus of Renasant, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Renasant and The First make with the Securities and Exchange Commission (“SEC”).

Voting Agreements

In connection with entering into the Merger Agreement, each director and executive officer of The First and each director and certain executive officers of Renasant have entered into voting agreements with Renasant and The First (the “Voting Agreements”), pursuant to which each such director and executive officer has agreed, among other things, to vote his or her shares of First Common Stock or Renasant Common Stock, as applicable, in favor of the approval the Merger Agreement and the transactions contemplated thereby, and against any action or agreement that could result in a breach of any covenant, representation or warranty or other obligation of The First or Renasant, as applicable, under the Merger Agreement, against any alternative acquisition proposal, and against any action or agreement that could reasonably be expected to impede, interfere with, prevent, delay, postpone, discourage, frustrate the purposes of or adversely affect the transactions contemplated by the Merger Agreement. Subject to certain exceptions, each such director and executive officer has also agreed not to transfer such shares of First Common Stock or Renasant Common Stock, as applicable, prior to the Effective Time or the termination of the Merger Agreement, without the prior written consent of Renasant or The First, as applicable. The Voting Agreements automatically terminate upon the termination of the Merger Agreement. The directors and executive officers of The First that are parties to Voting Agreements own in the aggregate approximately 3.69% of the outstanding shares of First Common Stock subject to the Voting Agreements as of July 19, 2024. The executive officers of Renasant that are parties to Voting Agreements own in the aggregate approximately 1.80% of the outstanding shares of Renasant Common Stock subject to the Voting Agreements as of July 19, 2024.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the forms of Voting Agreement, which is attached as Exhibit 10.1 (as to the Voting Agreements entered into by The First directors and executive officers) and Exhibit 10.2 (as to the Voting Agreements entered into by certain Renasant executive officers) hereto and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On July 29, 2024, Renasant and The First issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

In connection with the announcement of the Merger Agreement, on July 29, 2024, Renasant released a presentation to investors about the proposed transactions. A copy of the investor presentation is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

This information (including Exhibits 99.1 and 99.2) is being furnished under Item 7.01 hereof and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

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Item 8.01.	Other Events.

Financial Information

Renasant has included with this filing certain historical audited and unaudited financial information with respect to The First and certain unaudited pro forma financial information (each as detailed below) giving effect to the Mergers as though they had been completed on the dates set forth in such information, which includes:

(a)	Historical Financial Statements of The First.

(i)

Audited consolidated balance sheets of The First as of December 31, 2023 and 2022, and the related audited consolidated statements of income, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2023 and the related notes and report of independent auditors thereto; and

(ii)

Unaudited consolidated balance sheets of The First as of March 31, 2024, and the related unaudited consolidated statements of income, comprehensive income (loss), shareholders’ equity and cash flows for the three-month periods ended March 31, 2024 and March 31, 2023 and the related notes thereto ((i) and (ii) collectively, the “Historical Financial Information”).

(b)

Pro Forma Financial Information. Unaudited pro forma condensed combined balance sheet data as of March 31, 2024, and the unaudited pro forma condensed combined statement of income and other data for the three months ended March 31, 2024 and the year ended December 31, 2023 (the “Pro Forma Financial Information”).

The Historical Financial Information is filed as Exhibits 99.3 and 99.4 hereto and the Pro Forma Financial Information is filed as Exhibit 99.5 hereto and each are incorporated herein by reference.

Important Additional Information

In connection with the proposed transaction, Renasant will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”), which will contain a joint proxy statement of Renasant and The First and a prospectus of Renasant (the “joint proxy statement/prospectus”), and each of Renasant and The First may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY RENASANT AND THE FIRST, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RENASANT, THE FIRST AND THE PROPOSED TRANSACTION. When final, a definitive copy of the joint proxy statement/prospectus will be mailed to Renasant and The First shareholders. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Renasant and The First, free of charge from Renasant or The First or from the SEC’s website when they are filed. The documents filed by Renasant with the SEC may be obtained free of charge at Renasant’s website, at www.renasant.com, by requesting them by mail at Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804, Attention: Corporate Secretary. The documents filed by The First with the SEC may be obtained free of charge at The First’s website, at www.thefirstbank.com, or by requesting them by mail at The First Bancshares, Inc., 6480 U.S. Highway 98 West, Suite A, Hattiesburg, Mississippi 39402, Attention: Corporate Secretary.

Participants in the Solicitation

Renasant and The First and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Renasant or The First in respect of the proposed transaction. Information about Renasant’s directors and executive officers is available in Renasant’s proxy statement dated March 13, 2024, for its 2024 Annual Meeting of Shareholders, and other documents filed by Renasant with the SEC. Information about The First’s directors and executive officers is available in The First’s proxy statement dated April 10, 2024, for its 2024 Annual Meeting of Shareholders, and other documents filed by The First with the SEC.

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Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Renasant or The First as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger of Renasant and The First, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, among other things, Renasant management’s and The First management’s beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy and Renasant and The First. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include projections of, or guidance on, Renasant’s or the combined company’s future financial performance, asset quality, liquidity, capital levels, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in Renasant’s business or financial results. Renasant and The First caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between Renasant and The First; the outcome of any legal proceedings that may be instituted against Renasant or The First; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the business combination transaction) and shareholder approvals or to satisfy any of the other conditions to the business combination transaction on a timely basis or at all; the possibility that the anticipated benefits of the business combination transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Renasant and The First do business; the possibility that the business combination transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the business combination transaction; changes in Renasant’s share price before the closing of the business combination transaction; risks relating to the potential dilutive effect of shares of Renasant common stock to be issued in the business combination transaction; and other factors that may affect future results of Renasant, The First and the combined company. Additional factors that could cause results to differ materially from those described above can be found in Renasant’s Annual Report on Form 10-K for the year ended December 31, 2023, The First’s Annual Report on Form 10-K for the year ended December 31, 2023, and in other documents Renasant and The First file with the SEC, which are available on the SEC’s website at www.sec.gov.

All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if Renasant’s or The First’s underlying assumptions prove to be

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incorrect, actual results may differ materially from what Renasant and The First anticipate. Renasant and The First caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither Renasant nor The First assumes any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, by and between Renasant Corporation and The First Bancshares, Inc., dated July 29, 2024*

10.1	Form of The First Voting Agreement

10.2	Form of Renasant Voting Agreement

23.1	Consent of FORVIS, LLP, independent registered public accounting firm to The First Bancshares, Inc.

99.1	Joint Press Release announcing the execution of the Merger Agreement, dated July 29, 2024

99.2	Investor Presentation, dated July 29, 2024

99.3	Audited Consolidated Financial Statements of The First Bancshares, Inc.

99.4	Unaudited Condensed Consolidated Financial Statements of The First Bancshares, Inc.

99.5	Unaudited Pro Forma Condensed Combined Financial Statements

104	The cover page of Renasant Corporation’s Form 8-K is formatted in Inline XBRL.

*

Certain schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT CORPORATION

Date: July 29, 2024	By:	/s/ C. Mitchell Waycaster
C. Mitchell Waycaster
Chief Executive Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

RENASANT CORPORATION

AND

THE FIRST BANCSHARES, INC.

Dated as of July 29, 2024

TABLE OF CONTENTS

ARTICLE 1 TRANSACTIONS AND TERMS OF MERGER		2

1.1.	Merger	2
1.2.	Time and Place of Closing	2
1.3.	Effective Time	2
1.4.	Charter	2
1.5.	Bylaws	2
1.6.	Directors and Officers	2
1.7.	Bank Merger	3
1.8.	Tax Consequences	3

ARTICLE 2 MANNER OF CONVERTING SHARES		3

2.1.	Conversion of Shares	3
2.2.	Anti-Dilution Provisions	4
2.3.	Treatment of Seller Equity Awards	4
2.4.	Fractional Shares	5

ARTICLE 3 EXCHANGE OF SHARES		5

3.1.	Exchange Procedures	5

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SELLER		8

4.1.	Organization, Standing, and Power	8
4.2.	Authority of Seller; No Breach by Agreement	8
4.3.	Capitalization of Seller	9
4.4.	Seller Subsidiaries	10
4.5.	Regulatory Reports	11
4.6.	Financial Matters	11
4.7.	Books and Records	13
4.8.	Absence of Undisclosed Liabilities	13
4.9.	Absence of Certain Changes or Events	13
4.10.	Tax Matters	14
4.11.	Assets	15
4.12.	Intellectual Property; Privacy	16
4.13.	Environmental Matters	17
4.14.	Compliance with Laws	18
4.15.	Community Reinvestment Act Performance	19
4.16.	Labor Relations	19
4.17.	Employee Benefit Plans	21
4.18.	Material Contracts	23
4.19.	Agreements with Regulatory Authorities	24
4.20.	Investment Securities; BOLI	24
4.21.	Derivative Instruments and Transactions	25
4.22.	Legal Proceedings	25
4.23.	Statements True, Complete and Correct	25
4.24.	State Takeover Statutes and Takeover Provisions	26
4.25.	Opinion of Financial Advisor	26
4.26.	Tax and Regulatory Matters	26
4.27.	Loan Matters	26
4.28.	Deposits	27
4.29.	Allowance for Credit Losses	27

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4.30.	Insurance	27
4.31.	OFAC; Sanctions	28
4.32.	Brokers and Finders	28
4.33.	Transactions with Affiliates and Insiders	28
4.34.	Investment Adviser Subsidiary	28
4.35.	No Broker-Dealer Subsidiary	28
4.36.	Insurance Subsidiary and Insurance Agency Matters	28
4.37.	Indemnification	29
4.38.	No Other Representations and Warranties	29

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER		30

5.1.	Organization, Standing, and Power	30
5.2.	Authority of Buyer; No Breach by Agreement	30
5.3.	Capitalization of Buyer	31
5.4.	Buyer Subsidiaries	31
5.5.	Regulatory Reports	32
5.6.	Financial Matters	33
5.7.	Books and Records	35
5.8.	Absence of Undisclosed Liabilities	35
5.9.	Absence of Certain Changes or Events	35
5.10.	Tax Matters	35
5.11.	Assets	36
5.12.	Compliance with Laws	36
5.13.	Community Reinvestment Act Performance	37
5.14.	Material Contracts	37
5.15.	Legal Proceedings	37
5.16.	Agreements with Regulatory Authorities	38
5.17.	Investment Securities	38
5.18.	Derivative Instruments and Transactions	38
5.19.	Statements True, Complete and Correct	38
5.20.	State Takeover Statutes and Takeover Provisions	39
5.21.	Opinion of Financial Advisor	39
5.22.	Tax and Regulatory Matters	39
5.23.	Loan Matters	39
5.24.	Deposits	40
5.25.	Allowance for Credit Losses	40
5.26.	Insurance	40
5.27.	OFAC; Sanctions	40
5.28.	Brokers and Finders	41
5.29.	Transactions with Affiliates and Insiders	41
5.30.	No Other Representations and Warranties	41

ARTICLE 6 CONDUCT OF BUSINESS PENDING CONSUMMATION		41

6.1.	Affirmative Covenants of Seller	41
6.2.	Negative Covenants of Seller	41
6.3.	Covenants of Buyer	45

ARTICLE 7 ADDITIONAL AGREEMENTS		45

7.1.	Registration Statement; Joint Proxy/Prospectus; Shareholder Approval	45
7.2.	Acquisition Proposals	47
7.3.	Exchange Matters	49

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7.4.	Consents of Regulatory Authorities	49
7.5.	Access to Information; Confidentiality and Notification of Certain Matters	50
7.6.	Press Releases	51
7.7.	Tax Treatment	51
7.8.	Employee Benefits	52
7.9.	Indemnification	53
7.10.	Operating Functions	55
7.11.	Litigation	55
7.12.	Legal Conditions to Merger; Additional Agreements	55
7.13.	Dividends	56
7.14.	Change of Method	56
7.15.	Restructuring Efforts	56
7.16.	Corporate Governance	56
7.17.	Takeover Statutes	57
7.18.	Exemption from Liability Under Section 16(b)	57
7.19.	Treatment of Seller Indebtedness	57

ARTICLE 8 CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE		58

8.1.	Conditions to Obligations of Each Party	58
8.2.	Conditions to Obligations of Buyer	58
8.3.	Conditions to Obligations of Seller	59

ARTICLE 9 TERMINATION		60

9.1.	Termination	60
9.2.	Effect of Termination	61
9.3.	Non-Survival of Representations and Covenants	61

ARTICLE 10 MISCELLANEOUS		61

10.1.	Definitions	61
10.2.	Referenced Pages	70
10.3.	Expenses	72
10.4.	Entire Agreement; No Third Party Beneficiaries	73
10.5.	Amendments	73
10.6.	Waivers	73
10.7.	Assignment	74
10.8.	Notices	74
10.9.	Governing Law; Jurisdiction; Waiver of Jury Trial	75
10.10.	Counterparts; Signatures	75
10.11.	Interpretation	76
10.12.	Enforcement of Agreement	76
10.13.	Severability	76
10.14.	Confidential Supervisory Information	76

Exhibit A-1 – Form of Seller Voting Agreement

Exhibit A-2 – Form of Buyer Voting Agreement

Exhibit B – Form of Subsidiary Plan of Merger

Exhibit C – Employment Agreement Signatories

Seller’s Disclosure Memorandum

Buyer’s Disclosure Memorandum

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 29, 2024, by and between Renasant Corporation, a Mississippi corporation (“Buyer”), and The First Bancshares, Inc., a Mississippi corporation (“Seller”).

Preamble

The respective boards of directors of Seller and Buyer have adopted this Agreement and determined and declared that this Agreement and the transactions contemplated hereby are advisable and in the best interests of their respective companies and their respective shareholders.

Upon the terms and subject to the conditions of this Agreement and in accordance with the Mississippi Business Corporation Act (the “MBCA”), Seller will merge with and into Buyer (the “Merger”), with Buyer as the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”).

Immediately after the Merger, The First Bank, a Mississippi state-chartered bank and wholly owned subsidiary of Seller (“Seller Bank”), will merge with and into Renasant Bank, a Mississippi state-chartered bank and wholly owned subsidiary of Buyer (“Buyer Bank” ), with Buyer Bank as the surviving bank (the “Bank Merger,” and together with the Merger, the “Mergers” ).

As a condition and an inducement for Buyer to enter into this Agreement, each of the directors and executive officers of Seller have simultaneously herewith entered into a voting agreement (the “Seller Voting Agreements”), in the form of Exhibit A-1.

As a condition and an inducement for Seller to enter into this Agreement, each of the directors and certain executive officers of Buyer have simultaneously herewith entered into a voting agreement (the “Buyer Voting Agreements”), in the form of Exhibit A-2.

As a condition and an inducement for Buyer to enter into this Agreement, the employees of Seller listed on Exhibit C will enter into employment agreements, to be effective upon the Closing.

It is the intention of the Parties that the Merger and the Bank Merger for federal income tax purposes shall each qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354, 361, and 368 of the Code for each such Merger.

The Parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers.

Capitalized terms used in this Agreement and not otherwise defined herein are defined in Section 10.1 of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual warranties, representations, covenants, and agreements set forth herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

TRANSACTIONS AND TERMS OF MERGER

1.1.	Merger.

Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Seller shall be merged with and into Buyer in accordance with applicable provisions of the MBCA with the effects set forth in the MBCA. Buyer shall be the surviving corporation resulting from the Merger, and shall (a) continue its corporate existence under the laws of the State of Mississippi and (b) succeed to and assume all the properties, rights, liabilities and obligations of Seller in accordance with the MBCA. Upon consummation of the Merger, the separate corporate existence of Seller shall cease.

1.2.	Time and Place of Closing.

The closing of the transactions contemplated hereby (the “Closing”) will take place at the offices of Covington & Burling LLP, located at The New York Times Building, 620 Eighth Avenue, New York, New York 10018-1405, or by electronic exchange of documents at 10:00 A.M., Central Time, on the date that the Effective Time occurs, or at such other place, date and time as the Parties, acting through their authorized officers, may mutually agree in writing (the “Closing Date”).

1.3.	Effective Time.

The Merger shall become effective (the “Effective Time”) on the date and at the time specified in the articles of merger to be filed with the Secretary of State of Mississippi. Upon the terms and subject to the conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall cause the Effective Time to occur no later than the first calendar day of the calendar month following the calendar month in which the satisfaction or waiver (subject to applicable Law) of all of the conditions set forth in ARTICLE 8 first occurs (other than those conditions that by their nature are to be satisfied at the Effective Time, but subject to the satisfaction or waiver (subject to applicable Law) of those conditions at the Effective Time).

1.4.	Charter.

The Articles of Incorporation, as amended, of Buyer in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until duly amended or repealed in accordance with its terms and applicable Law.

1.5.	Bylaws.

The Amended and Restated Bylaws, as amended, of Buyer in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until duly amended or repealed in accordance with its terms and applicable Law.

1.6.	Directors and Officers.

Subject to Section 7.16, the directors of Buyer in office immediately prior to the Effective Time shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The officers of Buyer in office immediately prior to the Effective Time shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

1.7.	Bank Merger.

Immediately following the Merger, Seller Bank will merge with and into Buyer Bank, with Buyer Bank as the surviving bank (sometimes referred to in such capacity as the “Surviving Bank”). Following the Bank Merger, the separate existence of Seller Bank shall cease. The Parties agree that the Bank Merger shall become effective simultaneously with the Merger. The Bank Merger shall be implemented pursuant to a subsidiary plan of merger, in the form attached as Exhibit B hereto (the “Subsidiary Plan of Merger”). In order to obtain the necessary regulatory approvals for the Bank Merger, the Parties shall cause the following to be accomplished prior to the filing of applications for regulatory approval of the Bank Merger: (a) Seller shall cause the board of directors of Seller Bank to approve the Subsidiary Plan of Merger, Seller, as the sole shareholder of Seller Bank, shall approve the Subsidiary Plan of Merger and Seller shall cause the Subsidiary Plan of Merger to be duly executed by Seller Bank and delivered to Buyer, and (b) Buyer shall cause the board of directors of Buyer Bank to approve the Subsidiary Plan of Merger, Buyer, as the sole shareholder of Buyer Bank, shall approve the Subsidiary Plan of Merger and Buyer shall cause the Subsidiary Plan of Merger to be duly executed by Buyer Bank and delivered to Seller. Prior to the Effective Time, Seller shall cause Seller Bank, and Buyer shall cause Buyer Bank, to execute and file such applicable articles of merger, and such other documents and certificates as are necessary to make the Bank Merger effective simultaneously with the Merger.

1.8.	Tax Consequences.

It is intended that the Merger and the Bank Merger shall each qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354, 361 and 368 of the Code for each such Merger.

ARTICLE 2

MANNER OF CONVERTING SHARES

2.1.	Conversion of Shares.

Subject to the provisions of this ARTICLE 2, at the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Seller or the shareholders of either of the foregoing, the shares of the consolidated corporations shall be converted as follows:

(a) Each share of capital stock of Buyer issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of capital stock of Buyer from and after the Effective Time and shall not be affected by the Merger.

(b) All shares of capital stock of Seller issued and outstanding immediately prior to the Effective Time that are held by Seller, any Seller Subsidiary, Buyer or any Buyer Subsidiary (in each case other than shares held in any Employee Benefit Plans or related trust accounts or otherwise held in any fiduciary or agency capacity or as a result of debts previously contracted, collectively, the “Canceled Shares”) shall automatically be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(c) Each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time (excluding the Canceled Shares) shall be converted into the right to receive 1.00 share (the “Exchange Ratio”) of Buyer Common Stock (the “Merger Consideration”).

(d) Each share of Seller Common Stock, when so converted pursuant to Section 2.1(c), shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate (a ”Certificate”) or book-entry share (a “Book-Entry Share”) registered in the transfer books of Seller that immediately prior to the Effective Time represented shares of Seller Common Stock shall cease to have any rights with respect to such Seller Common Stock other than the right to receive the Merger Consideration in accordance with ARTICLE 3, including the right, if any, to receive pursuant to Section 2.4, a Fractional Share Payment payable with respect to such Seller Common Stock or any dividends or distributions pursuant to Section 3.1(d).

2.2.	Anti-Dilution Provisions.

Without limiting the other provisions of this Agreement and subject to Sections 6.2(d) and (f), if at any time during the period between the date of this Agreement and the Effective Time, the issued and outstanding shares of Seller Common Stock or securities convertible or exchangeable into or exercisable for shares of Seller Common Stock or the issued and outstanding shares of Buyer Common Stock or securities convertible or exchangeable into or exercisable for shares of Buyer Common Stock, shall have been changed into a different number of shares or a different class by reasons of any reclassification, stock split (including reverse stock split), stock dividend or distribution, reorganization, recapitalization, redenomination, merger, issuer tender or exchange offer or other similar transaction, then the Merger Consideration (including the Exchange Ratio) shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect fully the effect of any such change; provided that, in any case, nothing in this Section 2.2 shall be construed to permit either Party to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.3.	Treatment of Seller Equity Awards.

(a) At the Effective Time, each award in respect of a share of Seller Common Stock subject to vesting, repurchase or other lapse restriction, or conditioned upon the achievement of any performance metrics, granted under the Seller Stock Plans that are outstanding immediately prior to the Effective Time (a “Seller Restricted Stock Award”) shall be assumed and converted into a restricted stock award in respect of shares of Buyer Common Stock (an “Adjusted Restricted Stock Award”) subject to the same terms and conditions as were applicable under such Seller Restricted Stock Award immediately prior to the Effective Time (including vesting terms), and relating to the number of shares of Buyer Common Stock equal to the product of (i) the number of shares of Seller Common Stock subject to such Seller Restricted Stock Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share of Buyer Common Stock; provided that, with respect to any Seller Restricted Stock Awards subject to conditions relating to the achievement of any performance metrics, it shall be assumed that such performance metrics were achieved at the target level. On or prior to the Effective Time, Buyer shall reserve for future issuance a number of shares of Buyer Common Stock at least equal to the number of shares of Buyer Common Stock that will be subject to Adjusted Restricted Stock Awards as a result of the actions contemplated by this Section 2.3(a). Immediately following the Effective Time, if required, Buyer shall file a post-effective amendment to the Form S-4 or an effective registration statement on Form S-8 (or other applicable form) with respect to the shares of Buyer Common Stock subject to such Adjusted Restricted Stock Awards, shall distribute a prospectus relating to such registration statement, if applicable, and shall use reasonable commercial efforts to maintain the effectiveness of such registration statement for so long as such Adjusted Restricted Stock Awards remain outstanding.

(b) At the Effective Time, each option granted by Seller to purchase shares of Seller Common Stock under the Seller Stock Plans, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a “Seller Stock Option”) shall be canceled and converted into the right to receive from Buyer a cash payment equal to the product of (a) the difference, if positive, between (i) the Per Share Cash Equivalent Consideration and (ii) the exercise price of the Seller Stock Option immediately prior to the Effective Time, multiplied by (b) the number of shares of Seller Common Stock underlying such Seller Stock Option immediately prior to the Effective Time, rounding up to the nearest cent. Any Seller Stock Option with an exercise price that equals or exceeds the Per Share Cash Equivalent Consideration shall be canceled with no consideration being paid to the optionholder with respect to such Seller Stock Option. Buyer shall pay, or cause to be paid, the consideration described in this Section 2.3(b) within 10 Business Days following the Effective Time. Buyer and its Affiliates shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration described in this Section 2.3(b) all such amounts as it is required to deduct and withhold under the Code or any provisions of applicable Tax Law.

(c) As of the Effective Time, the Seller Stock Plans and equity awards shall be terminated, effective as of the Closing Date and contingent upon the occurrence of the Closing, and no further Seller Restricted Stock Awards, options, shares of restricted stock, restricted stock units, equity interests or other equity awards or rights with respect to shares of capital stock of Seller shall be granted thereunder.

(d) At or prior to the Effective Time, Seller, the board of directors of Seller or its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 2.3.

2.4.	Fractional Shares.

No certificate, book-entry share or scrip representing fractional shares of Buyer Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, no dividend or distribution of Buyer shall be payable on or with respect to any such fractional share interests, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of Buyer. Notwithstanding any other provision of this Agreement, each holder of shares of Seller Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all Certificates or Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, a cash payment, rounded up to the nearest cent (without interest), which payment shall be determined by multiplying (a) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Buyer Common Stock that such holder of shares of Seller Common Stock would otherwise have been entitled to receive pursuant to Section 2.1(c) by (b) the Average Closing Price (the “Fractional Share Payment”). Buyer and its affiliates shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration described in this Section 2.4 all such amounts as it is required to deduct and withhold under the Code or any provisions of applicable Tax Law.

ARTICLE 3

EXCHANGE OF SHARES

3.1.	Exchange Procedures.

(a) Deposit of Merger Consideration. At or promptly following the Effective Time, Buyer shall deposit, or shall cause to be deposited, with Broadridge Corporate Issuer Solutions, Inc., Buyer’s transfer agent, or another exchange agent selected by Buyer (the “Exchange Agent”), for the benefit of the holders of record of shares of Seller Common Stock (excluding the Canceled Shares) issued and outstanding immediately prior to the Effective Time (collectively, the “Holders”), for exchange in accordance with this ARTICLE 3, (i) evidence of Buyer Common Stock in book-entry form issuable pursuant to Section 2.1(c) for shares of Buyer Common Stock equal to the aggregate Merger Consideration and (ii) immediately available funds, to the extent determinable, for (A) any Fractional Share Payments and (B) after the Effective Time, if applicable, any dividends or distributions which such Holders have the right to receive pursuant to Section 3.1(d) (collectively, the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Buyer, provided, that no such investment or losses thereon shall affect the amounts payable to the Holders. Any interest and other income resulting from such investments shall be paid to Buyer. Buyer shall instruct the Exchange Agent to timely issue the Merger Consideration and pay the Fractional Share Payment, dividends or distributions, if any, in accordance with this Agreement.

(b) Delivery of Merger Consideration. As soon as reasonably practicable after the Effective Time, Buyer shall cause the Exchange Agent to mail to each Holder of a Certificate (and Book-Entry Share, if required by the Exchange Agent or at the request of Buyer) a notice advising such Holders of the effectiveness of the Merger, including appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, if applicable, shall pass, only upon proper delivery of the Certificates or Book-Entry Shares, if applicable, and instructions for surrendering the Certificates or Book-Entry Shares, if applicable, to the Exchange Agent (such materials and instructions to include customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares). Upon proper surrender of a Certificate or Book-Entry Shares, if applicable, for exchange and cancelation to the Exchange Agent, together with the appropriate transmittal materials, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the Holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor (i) the Merger Consideration in non-certificated book-entry form and (ii) a check representing the amount of (A) any Fractional Share Payment (if any), and (B) any dividends or distributions (if any) which the Holder thereof has the right to receive pursuant to Section 3.1(d), and the Certificate or Book-Entry Share so surrendered shall forthwith be canceled. No interest will be paid or accrued for the benefit of Holders on the Merger Consideration or any Fractional Share Payment (if any) payable upon the surrender of the Certificates or Book-Entry Shares.

(c) Share Transfer Books. At the Effective Time, the share transfer books of Seller shall be closed, and thereafter there shall be no further registration of transfers of shares of Seller Common Stock. From and after the Effective Time, Holders who held shares of Seller Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. Until surrendered for exchange in accordance with the provisions of this Section 3.1, each Certificate or Book-Entry Share theretofore representing shares of Seller Common Stock (other than the Canceled Shares) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in this Agreement in exchange therefor, subject, however, to the Buyer’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Seller in respect of such shares of Seller Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Exchange Agent or the Surviving Corporation for any reason shall be canceled and exchanged for the Merger Consideration, any Fractional Share Payment (if any) and any dividends or distributions (if any) pursuant to Section 3.1(d) with respect to the shares of Seller Common Stock formerly represented thereby.

(d) Dividends with Respect to Buyer Common Stock. No dividends or other distributions declared with respect to Buyer Common Stock with a record date after the Effective Time shall be paid to the Holder of any unsurrendered Certificate or Book-Entry Shares with respect to the whole shares of Buyer Common Stock issuable with respect to such Certificate or Book-Entry Shares in accordance with this Agreement until the surrender of such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate or Book-Entry Share (or affidavit of loss and other documentation required by the Exchange Agent or Surviving Corporation hereunder in lieu thereof) there shall be paid to the record holder of the whole shares of Buyer Common Stock, if any, issued in exchange therefor, without interest, (i) all dividends and other distributions payable in respect of any such whole shares of Buyer Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Buyer Common Stock.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former Holders on the first anniversary of the Effective Time shall be delivered to the Surviving Corporation, and any former Holders who have not theretofore received any Merger Consideration (including any Fractional Share Payment and any applicable dividends or other distributions with respect to Buyer Common Stock) to which they are entitled under this Agreement shall thereafter look only to the Surviving Corporation for payment of their claims with respect thereto (subject to applicable abandoned property, escheat or similar Law, as general creditors thereof).

(f) No Liability. None of Buyer, Seller, the Surviving Corporation, the Exchange Agent or any of their respective Affiliates, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any Holder in respect of any amount that would have otherwise been payable in respect of any Certificate or Book-Entry Shares from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by Holders immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Regulatory Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(g) Withholding Rights. Each and any of Buyer, the Surviving Corporation or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Fractional Share Payments, dividends or distributions payable pursuant to Section 3.1(d) or any other cash amounts otherwise payable pursuant to this Agreement to any Person such amounts or property (or portions thereof) as Buyer, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment or distribution under the Code, and the rules and regulations promulgated thereunder, or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Regulatory Authority by Buyer, the Surviving Corporation, or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Buyer, the Surviving Corporation, or the Exchange Agent, as applicable.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or Surviving Corporation, the posting by such Person of a bond in such reasonable and customary amount as the Exchange Agent or Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, any Fractional Share Payment and dividend or distributions to which the Holder thereof is entitled pursuant to this Agreement.

(i) Transferred Ownership. In the event of a transfer of ownership of Seller Common Stock that is not registered in the transfer records of Seller, payment of the Merger Consideration (including any Fractional Share Payment and any applicable dividends or other distributions with respect to Buyer Common Stock) may be made to a Person other than the Person in whose name the Certificate or Book-Entry Shares so surrendered are registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer or such Book-Entry Shares shall be properly transferred and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Shares or establish to the satisfaction of Buyer and Exchange Agent that such Tax has been paid or is not applicable.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as Previously Disclosed, Seller hereby represents and warrants to Buyer as follows:

4.1.	Organization, Standing, and Power.

(a) Status of Seller. Seller is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Mississippi, is authorized under the Laws of the State of Mississippi to engage in its business as currently conducted and otherwise has the corporate power and authority to own, lease and operate all of its Assets and to conduct its business in the manner in which its business is now being conducted. Seller is duly qualified or licensed to transact business as a foreign corporation in good standing in each jurisdiction in which its ownership of its Assets or conduct of its business requires such qualification or licensure, except where failure to be so qualified or licensed has not had or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller. Seller is a bank holding company duly registered with the Federal Reserve under the BHC Act. True, complete and correct copies of the articles of incorporation and the bylaws of Seller, each as in effect as of the date of this Agreement, have been delivered or made available to Buyer. The articles of incorporation and bylaws of Seller comply with applicable Law.

(b) Status of Seller Bank. Seller Bank is a direct, wholly owned Subsidiary of Seller, is duly organized, validly existing and in good standing under the Laws of the State of Mississippi, is authorized under the Laws of the State of Mississippi to engage in its business as currently conducted and otherwise has the corporate power and authority to own, lease and operate all of its properties and to conduct its business in the manner in which its business is now being conducted. Seller Bank is authorized by the Mississippi Department of Banking and Consumer Finance (“DBCF”) and the Federal Deposit Insurance Corporation (the “FDIC”) to engage in the business of banking as a Mississippi state-chartered bank. Seller Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in each jurisdiction in which its ownership of its properties or conduct of its business requires such qualification or licensure, except where failure to be so qualified or licensed has not had or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller. True, complete and correct copies of the articles of incorporation and bylaws of Seller Bank, each as in effect as of the date of this Agreement, have been delivered or made available to Buyer.

4.2.	Authority of Seller; No Breach by Agreement.

(a) Authority. Seller has the corporate power and authority necessary to execute, deliver, and, other than with respect to the consummation of the Merger, perform its obligations under this Agreement, and with respect to the consummation of the Merger, upon the approval of this Agreement and the Merger by Seller’s shareholders as required by applicable Law and Seller’s articles of incorporation and bylaws as contemplated by Section 7.1 (the “Seller Shareholder Approval”), to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Mergers, have been duly and validly authorized and approved by all necessary corporate action in respect thereof on the part of Seller and Seller Bank (including, adoption by, and a determination by all of the members of the board of directors of Seller that this Agreement is advisable and in the best interests of Seller’s shareholders and directing the submission of this Agreement and the Merger to a vote at a meeting of shareholders), subject to the Seller Shareholder Approval. This Agreement has been duly executed and delivered by Seller. Subject to the Seller Shareholder Approval, and assuming the due authorization, execution and delivery by Buyer, this Agreement represents a legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought (the “Bankruptcy and Equity Exceptions”)).

(b) No Conflicts. Subject to the receipt of the Seller Shareholder Approval, none of the execution, delivery or performance of this Agreement by Seller, nor the consummation by Seller of the transactions contemplated hereby, nor compliance by Seller with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Seller’s articles of incorporation, bylaws or other governing instruments, or the articles of incorporation, bylaws or other governing instruments of Seller Bank and any other Seller Entity or any resolution adopted by the board of directors or the equityholders of any Seller Entity, or (ii) subject to receipt of the Requisite Regulatory Approvals, (A) violate any Law or Order applicable to any Seller Entity or any of their respective Assets, or (B) constitute or result in a Default under or the loss of any benefit under, or result in the creation of any Lien upon any of the respective Assets of any Seller Entity under, any of the terms, conditions or provisions of any Contract or Permit of any Seller Entity or under which any of their respective Assets may be bound, except in the case of clause (B) above where such Defaults, losses or Liens have not had or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller.

(c) Consents. Other than in connection or compliance with the provisions of the Securities Laws (including the filing and declaration of effectiveness of the Registration Statement), applicable state securities Laws, the rules of NYSE, Nasdaq, the MBCA, the BHC Act, the Bank Merger Act, the Riegle-Neal Interstate Banking and Branching Efficiency Act, and the Requisite Regulatory Approvals, no notice to, filing with, or Consent of, any Regulatory Authority or any third party is necessary for the consummation by Seller or Seller Bank, as applicable, of the Mergers and other transactions contemplated in this Agreement. Subject to section 10.14, as of the date hereof, Seller has no Knowledge of any reason why the Requisite Regulatory Approvals will not be received in order to permit consummation of the Mergers on a timely basis.

(d) Seller Debt. Seller has no debt that is secured by Seller Bank capital stock or that has the right to vote on any matters on which shareholders may vote.

4.3.	Capitalization of Seller.

(a) Ownership. The authorized capital stock of Seller consists of (i) 80,000,000 shares of Seller Common Stock, $1.00 par value per share and (ii) 10,000,000 shares of preferred stock, $1.00 par value per share. As of the close of business on the date of this Agreement, (A) 31,204,694 shares of Seller Common Stock (excluding treasury shares) were issued and outstanding, (B) 1,249,607 shares of Seller Common Stock were held by Seller in its treasury, (C) 525,790 shares of Seller Restricted Stock Awards were issued and outstanding, (D) no shares of Seller preferred stock were issued and outstanding or held by Seller in treasury; and (E) 310,427 shares of Seller Common Stock were underlying Seller Stock Options. As of the Effective Time, no more than (1) 31,782,488 shares of Seller Common Stock will be issued and outstanding (excluding treasury shares), and (2) no shares of Seller preferred stock will be issued and outstanding or held by its treasury. As of immediately prior to the Effective Time, no more than 793,337 shares of Seller Restricted Stock Awards will be issued and outstanding.

(b) Other Rights or Obligations. All of the issued and outstanding shares of capital stock of Seller are duly authorized and validly issued and outstanding, are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and have been issued or granted, as applicable, in material compliance with all applicable Laws. None of the outstanding shares of capital stock of Seller has been issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of the current or past shareholders of Seller.

(c) Outstanding Equity Rights. Other than the Seller Restricted Stock Awards outstanding prior to the date of this Agreement and set forth in Section 4.3(a)(ii)(E), there are no (i) existing Equity Rights with respect to the securities of Seller, (ii) Contracts under which Seller are or may become obligated to sell, issue, deliver, transfer or otherwise dispose of or redeem, purchase or otherwise acquire any securities of Seller, (iii) Contracts under which Seller is or may become obligated to register shares of Seller’s capital stock or other securities under the Securities Act, (iv) shareholder agreements, voting trusts or other agreements, arrangements or understandings to which Seller is a party or of which Seller has Knowledge, that may reasonably be expected to affect the exercise of voting or any other rights with respect to the capital stock of Seller, or (v) outstanding bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which the shareholders of Seller may vote. There are no Contracts pursuant to which Seller is or could be required to register shares of Seller’s capital stock or other securities under the Securities Act or to issue, deliver, transfer or sell any shares of capital stock, Equity Rights or other securities of Seller. No Seller Subsidiary owns any capital stock of Seller.

4.4.	Seller Subsidiaries.

(a) Capitalization of Seller Bank. The authorized capital stock of Seller Bank consists of 10,000,000 shares of common stock, par value $5.00 per share (the “Seller Bank Common Stock”), and 1,029,896 shares of Seller Bank Common Stock are outstanding as of the date of this Agreement. All of the outstanding shares of Seller Bank Common Stock (and other equity interests in Seller Bank) are directly and beneficially owned and held by Seller, free and clear of any Lien (other than any restriction on the right to sell or otherwise dispose of such capital stock under applicable securities Laws).

(b) Ownership of Seller Subsidiaries. Section 4.4(b) of Seller’s Disclosure Memorandum contains a complete and accurate listing of each Seller Subsidiary (other than Seller Bank), indicating for each such Seller Subsidiary its respective jurisdiction of organization and amount and ownership of equity securities thereof issued and outstanding and the owner thereof. Seller or Seller Bank owns all of the issued and outstanding shares of capital stock (and other equity interests) of the Seller Subsidiaries free and clear of any Lien (other than any restriction on the right to sell or otherwise dispose of such capital stock under applicable securities Laws). Except for the capital stock or other voting securities of, or ownership interests in, the Seller Subsidiaries, Seller does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

(c) Other Rights or Obligations. All of the issued and outstanding shares of capital stock of each Seller Subsidiary are duly authorized and validly issued and outstanding, are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and have been issued or granted, as applicable, in compliance in all material respects with applicable Laws. None of the outstanding shares of capital stock of any Seller Subsidiary has been issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of the current or past shareholders of Seller.

(d) Outstanding Equity Rights. There are no (i) existing Equity Rights with respect to the securities of any Seller Subsidiary, (ii) Contracts under which any Seller Subsidiary are or may become obligated to sell, issue, deliver, transfer or otherwise dispose of or redeem, purchase or otherwise acquire any securities of any Seller Subsidiary, (iii) Contracts under which any Seller Subsidiary is or may become obligated to register shares of Seller’s capital stock or other securities under the Securities Act, (iv) shareholder agreements, voting trusts or other agreements, arrangements or understandings to which any Seller Subsidiary is a party or of which Seller has Knowledge, that may reasonably be expected to affect the exercise of voting or any other rights with respect to the capital stock of any Seller Subsidiary, or (v) outstanding bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which the shareholders of any Seller Subsidiary may vote. There are no Contracts pursuant to which any Seller Subsidiary is or could be required to register shares of any Seller Subsidiary’s capital stock or other securities under the Securities Act or to issue, deliver, transfer or sell any shares of capital stock, Equity Rights or other securities of any Seller Subsidiary.

(e) Status of Seller Subsidiaries. Each Seller Subsidiary is a corporation duly organized, validly existing, and in good standing under the Laws of the State of its jurisdiction, is authorized under the Laws of the State of its jurisdiction to engage in its business as currently conducted and otherwise has the corporate power and authority to own, lease and operate all of its Assets and to conduct its business in the manner in which its business is now being conducted. Each Seller Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in each jurisdiction in which its ownership of Assets or conduct of business requires such qualification or licensure, except where failure to be so qualified or licensed has not had or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller. True, complete and correct copies of the articles of incorporation, bylaws or other or other governing instruments of each Seller Subsidiary, each as in effect as of the date of this Agreement, have been delivered or made available to Buyer. The articles of incorporation, bylaws and other governing instruments of each Seller Subsidiary complies with applicable Law.

4.5.	Regulatory Reports.

(a) Regulatory Filings. Since January 1, 2021, each Seller Entity has filed on a timely basis all forms, filings, registrations, submissions, statements, certifications, returns, information, data, reports and documents required to be filed or furnished by it with any Regulatory Authority except where a failure to timely make such filings has not had and would not reasonably be expected to have, either individually or in the aggregate, a material impact on the operations or financial condition of Seller. All such forms, filings, registrations, submissions, statements, certifications, returns, information, data, reports and documents were complete and accurate in all material respects and in compliance in all material respects with the requirements of any applicable Law and the requirements of the applicable Regulatory Authority. Subject to Section 10.14, there (i) is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any form, filing, registration, submission, statement, certification, return, information, data, report or document relating to any examinations, inspections or investigations of any Seller Entity, and (ii) have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Authority with respect to the business, operations, policies or procedures of any Seller Entity. Subject to Section 10.14 and except for normal examinations conducted by a Regulatory Authority in the Ordinary Course, no Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of Seller, investigation into the business or operations of the Seller or the Seller Subsidiaries since January 1, 2021, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller. From January 1, 2021, until May 29, 2024, Seller was in compliance with the then-applicable listing and corporate governance rules and regulations of Nasdaq, and since May 30, 2024, Seller has been in compliance with the then-applicable listing and corporate governance rules and regulations of NYSE.

(b) Seller SEC Reports. An accurate and complete copy of each SEC Report of Seller (the “Seller SEC Reports”) is publicly available. No such Seller SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements, prospectuses and proxy statements, on the dates of effectiveness, dates of first sale of securities and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Seller SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Seller has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from, or material unresolved issues raised by the SEC with respect to any of the Seller SEC Reports.

4.6.	Financial Matters.

(a) Financial Statements. The Seller Financial Statements included or incorporated by reference in the Seller SEC Reports (i) are true, accurate and complete in all material respects, and have been prepared from, and are in accordance with, the Books and Records of the Seller Entities, (ii) have been prepared in accordance with GAAP, regulatory accounting principles and the applicable accounting requirements and with the published rules and regulations of the SEC, in each case, consistently applied except as may be otherwise indicated in the notes thereto and except with respect to the interim financial statements for the omission of footnotes, and (iii) fairly present in all material respects the consolidated financial condition of the Seller Entities as of the respective dates set forth therein and the consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows of the Seller Entities for the respective periods set forth therein, subject in the case of the interim Financial Statements to year-end adjustments. The Seller Financial Statements to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, and will be prepared from, and will be in accordance with, the Books and Records of the Seller Entities, (B) will have been prepared in accordance with GAAP, regulatory accounting principles and the applicable accounting requirements and with the published rules and regulations of the SEC, in each case, consistently applied except as may be otherwise indicated in the notes thereto and except with respect to unaudited financial statements for the omission of footnotes, and (C) will fairly present in all material respects the consolidated financial condition of the Seller Entities as of the respective dates set forth therein and the consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows of the Seller Entities for the respective periods set forth therein, subject in the case of unaudited financial statements to year-end adjustments.

(b) Call Reports. The financial statements contained in the Call Reports of Seller Bank for the periods ended on or after December 31, 2020, (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (iii) fairly present in all material respects the financial condition of Seller Bank as of the respective dates set forth therein and the results of operations and shareholders’ equity for the respective periods set forth therein, subject to year-end adjustments. The financial statements contained in the Call Reports of Seller Bank to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (C) will fairly present in all material respects the financial condition of Seller Bank as of the respective dates set forth therein and the results of operations and shareholders’ equity of Seller Bank for the respective periods set forth therein, subject to year-end adjustments.

(c) Systems and Processes. Seller and each Seller Entity has in place sufficient systems and processes that are customary for a financial institution the size of Seller and such Seller Entity and that are designed to (i) provide reasonable assurances regarding the reliability of financial reporting and the preparation of the Seller Financial Statements and such Seller Entity’s financial statements, including the Call Reports, (ii) in a timely manner accumulate and communicate to Seller and such Seller Entity’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in Seller Financial Statements and such Seller Entity’s financial statements, including the Call Reports, or any forms, filings, registrations, submissions, statements, certifications, returns, information, data, reports or documents required to be filed or provided to any Regulatory Authority, (iii) ensure access to Seller and such Seller Entity’s Assets is permitted only in accordance with management’s authorization, and (iv) ensure the reporting of such Assets is compared with existing Assets at regular intervals. Since December 31, 2020, neither Seller nor any Seller Entity nor, to Seller’s Knowledge, any Representative of any Seller Entity has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the adequacy of such systems and processes or the accuracy or integrity of Seller Financial Statements, any Seller Entity’s financial statements, including the Call Reports, or the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of any Seller Entity or their respective internal accounting controls, including any complaint, allegation, assertion or claim that any Seller Entity has engaged in questionable accounting or auditing practices. No attorney representing any Seller Entity, whether or not employed by any Seller Entity, has reported evidence of a violation of Securities Laws, breach of fiduciary duty or similar violation by Seller or any of its officers, directors or employees to the board of directors of Seller or any Seller Entity or any committee thereof, or to any director or officer of Seller or any Seller Entity. To Seller’s Knowledge, there has been no instance of fraud by any Seller Entity, whether or not material.

(d) Records. The records, systems, controls, data and information of the Seller Entities are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of a Seller Entity or its accountants (including all means of access thereto and therefrom), except where such non-exclusive ownership and non-direct control has not had or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller. Seller and Seller Bank (i) have implemented, and maintain, disclosure controls and procedures (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) to ensure the reliability of the Seller Financial Statements and to ensure that information relating to the Seller Entities is made known to the principal executive officer, principal financial officer, or other members of executive management of Seller by others within those entities as appropriate (A) to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, (B) which allow for maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Assets of the Seller Entities, (C) that provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Seller Entities are being made only in accordance with authorizations of management and directors of Seller, and (D) that provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Assets of the Seller Entities that could have a material effect on its financial statements, and (ii) have disclosed, based on its most recent evaluation prior to the date hereof, to Seller’s outside auditors and the audit committee of the board of directors of Seller (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 13d-15(f) of the Exchange Act) that would be reasonably likely to adversely affect Seller’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Seller’s internal controls over financial reporting. To the Knowledge of Seller, there is no reason to believe that Seller’s outside auditors, its principal executive officer and principal financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due, if required.

(e) Auditor Independence. The independent registered public accounting firm engaged to express its opinion with respect to the Seller Financial Statements included in the Seller SEC Reports is, and has been throughout the periods covered thereby, “independent” within the meaning of Rule 2-01 of Regulation S-X. As of the date hereof, the external auditor for Seller and the Seller Bank has not resigned or been dismissed as a result of or in connection with any disagreements with Seller or Seller Bank on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.7.	Books and Records.

The Books and Records of the Seller Entities have been and are being maintained in the Ordinary Course in accordance and in compliance with all applicable accounting requirements and Laws and are complete and accurate in all material respects to reflect corporate action by the Seller Entities.

4.8.	Absence of Undisclosed Liabilities.

No Seller Entity has incurred any Liability, except for Liabilities (a) incurred in the Ordinary Course since December 31, 2023, (b) incurred in connection with this Agreement and the transactions contemplated hereby, or (c) that are accrued or reserved against in the consolidated balance sheet of Seller as of December 31, 2023 included in the Seller Financial Statements at and for the period ending December 31, 2023.

4.9.	Absence of Certain Changes or Events.

(a) Since December 31, 2023, there has not been a Material Adverse Effect on Seller.

(b) Since December 31, 2023, (i) the Sellers Entities have carried on their respective businesses in all material respects only in the Ordinary Course, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material Asset owned, leased or otherwise used by any Seller Entity whether or not covered by insurance, and (iii) none of the Seller Entities have taken any action that would be prohibited by Section 6.2 if taken after the date hereof.

4.10.	Tax Matters.

(a) All Seller Entities have timely filed with the appropriate Taxing authorities all Tax Returns in all jurisdictions in which such Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. None of the Seller Entities is the beneficiary of any extension of time within which to file any Tax Return (other than any extensions to file Tax Returns automatically granted). All material Taxes of the Seller Entities (whether or not shown on any Tax Return) that are due have been fully and timely paid. There are no Liens for Taxes (other than a Lien for Taxes not yet due and payable) on any of the Assets of any of the Seller Entities. No claim has been made in the last six years in writing by an authority in a jurisdiction where any Seller Entity does not file a Tax Return that such Seller Entity may be subject to Taxes by that jurisdiction. The accrual for Taxes on the most recent balance sheet of the Seller Entities would be adequate to pay all Tax liabilities of the Seller Entities if its current tax year were treated as ending on the Closing Date.

(b) None of the Seller Entities has received any written notice of assessment or proposed assessment in connection with any amount of Taxes that remain unpaid or are unresolved, and there are no threatened in writing or pending disputes, claims, audits or examinations regarding any Taxes of any Seller Entity that have not been fully resolved. None of the Seller Entities has waived any statute of limitations in respect of any Taxes. The Seller Entities have made available to Buyer true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements requested or executed since January 1, 2020.

(c) Each Seller Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign Law.

(d) The unpaid Taxes of each Seller Entity (i) did not, as of the most recent fiscal month end, materially exceed the reserve for Tax Liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Seller Entity, and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Seller Entities in filing their Tax Returns.

(e) None of the Seller Entities is a party to any Tax indemnity, allocation or sharing agreement (other than any agreement solely between the Seller Entities and other than any customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes), and none of the Seller Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Seller) or has any Tax Liability of any Person under Section 1.1502-6 of the Treasury Regulations promulgated under the Code (the “Treasury Regulations”) or any similar provision of state, local or foreign Law (other than the other members of the consolidated group of which Seller is parent), or as a transferee or successor.

(f) During the four-year period ending on the date hereof or otherwise as part of a “plan (or series of related transactions”) within the meaning of Section 355(e) of the Code of which the Merger is also a part, none of the Seller Entities was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify for tax-free treatment under Section 355 of the Code. During the five-year period ending on the date hereof, none of the Seller Entities was a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(g) No Seller Entity has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1) or any “tax shelter” within the meaning of Section 6662 of the Code.

(h) Each Seller Benefit Plan, employment agreement, or other compensation arrangement of Seller that constitutes a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been written, executed, and operated in compliance with Section 409A of the Code and the regulations thereunder. No Seller Entity has any obligation to gross-up or otherwise reimburse any Person for any tax incurred by such person pursuant to Section 409A or Section 280G of the Code.

(i) None of the Seller Entities (nor Buyer or any of its Affiliates as a result of ownership of any Seller Entity) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (i) a change in a method of accounting for a taxable period ending on or prior to the Closing Date or use of an improper method of accounting (including pursuant to Section 481 of the Code or any similar provision of state, local or foreign Law, or otherwise); (ii) a Tax ruling or agreement entered into with a Regulatory Authority, including a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date; (iii) an installment sale or open transaction disposition made on or prior to the Closing Date; (iv) a prepaid or deferred revenue amount received on or prior to the Closing Date; and (v) “long-term contracts” that are subject to a method of accounting provided in Section 460 of the Code or any deferred income pursuant to IRS Revenue Procedure 2004-34, Treasury Regulation Section 1.451-5, Section 455 of the Code, or Section 456 of the Code (or any corresponding provision of state or local law).

4.11.	Assets.

(a) Each Seller Entity has good and marketable title, or good and valid leasehold interests in, to those Assets reflected in the most recent Seller Financial Statements as being owned or leased, as applicable, by such Seller Entity or acquired after the date thereof (except Assets sold or otherwise disposed of since the date thereof in the Ordinary Course), free and clear of all Liens, except (a) statutory Liens securing payments not yet due, (b) Liens for real property Taxes not yet due and payable or being contested in good faith pursuant to appropriate proceedings, (c) easements, rights of way, and other similar encumbrances that do not materially affect the use of the Assets subject thereto or affected thereby or otherwise materially impair business operations and use of such Assets, and (d) such imperfections or irregularities of title or Liens as do not materially affect the use of the Assets subject thereto or affected thereby or otherwise materially impair business operations and use of such Assets (collectively, “Permitted Liens”).

(b) Section 4.11(b) of Seller’s Disclosure Memorandum sets forth a true, complete and correct list of all street addresses and fee owners of all real property owned, leased or licensed by any Seller Entity or otherwise occupied by a Seller Entity or used or held for use by any Seller Entity, including other real estate owned (collectively, the “Real Property”). Other than as set forth on Section 4.11(b) of Seller’s Disclosure Memorandum, there are no Persons in possession of any portion of any of the Real Property other than the Seller Entities, and no Person other than a Seller Entity has the right to use or occupy for any purpose any portion of any of the Real Property owned, leased or licensed by a Seller Entity. A Seller Entity is the fee simple owner of owned by it free and clear of all Liens, except Permitted Liens. There are no outstanding options, rights of first offer or refusal or other pre-emptive rights or purchase rights with respect to any such owned Real Property. All leases of Real Property under which any Seller Entity, as lessee, leases Real Property, are valid, binding and enforceable in accordance with their respective terms and such Seller Entity has good and marketable leasehold interests to all Real Property leased by them. There is not under any such lease any material existing Default by any Seller Entity or, to Seller’s Knowledge, any other party thereto, or any event which with notice or lapse of time would constitute such a material Default and all rent and other sums and charges due and payable under such lease have been paid. There are no pending or, to the Knowledge of Seller, threatened condemnation or eminent domain proceedings against any Real Property.

(c) The Assets reflected in the most recent Seller Financial Statements which are owned or leased by the Seller Entities, and in combination with the Real Property, the Intellectual Property of any Seller Entity, and contractual benefits and burdens of the Seller Entities, constitute, as of the Closing Date, all of the Assets, rights and interests necessary to enable the Seller Entities to operate consolidated businesses in the Ordinary Course and as the same is expected to be conducted on the Closing Date.

4.12.	Intellectual Property; Privacy.

(a) Each Seller Entity owns or has a valid license to use (in each case, free and clear of any Liens other than any Permitted Liens) all material Intellectual Property necessary to carry on the business of such Seller Entity as it is currently conducted. Each Seller Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Seller Entity in connection with its business operations, and such Seller Entity has the right to convey by sale or license any Intellectual Property so conveyed. No Seller Entity is in material Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of Seller threatened, which challenge the rights of any Seller Entity with respect to Intellectual Property used, sold or licensed by such Seller Entity in the course of its business, nor has any Person claimed or alleged any rights to such Intellectual Property. To the Knowledge of Seller, the conduct of the business of each Seller Entity and the use of any Intellectual Property by each Seller Entity does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any other person. No Person has asserted to any Seller Entity in writing that any Seller Entity has infringed, misappropriated or otherwise violated the Intellectual Property rights of such Person. The validity, continuation and effectiveness of all licenses and other agreements relating to Intellectual Property used by any Seller Entity in the course of its business and the current terms thereof will not be affected by the transactions contemplated by this Agreement, the use of the “The First Bancshares, Inc.” and “The First Bank” trademarks will be transferred to Buyer or Buyer Bank in connection with the transactions contemplated by this Agreement and after the Effective Time, no Person besides Buyer shall have right and title to the “The First Bancshares, Inc.” and “The First Bank” trademarks and trade names. All of the Seller Entities’ right to the use of and title to the names “The First Bancshares, Inc.” and “The First Bank” will be transferred to Buyer in connection with the completion of the transactions contemplated by this Agreement.

(b) (i) The computer, information technology and data processing systems, facilities and services used by the Seller Entities, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Systems”), are sufficient for the conduct of the respective businesses of the Seller Entities as currently conducted, and (ii) the Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the respective businesses of the Seller Entities as currently conducted. There have not been any actual, suspected, or alleged Security Incidents or actual or alleged claims related to Security Incidents, and there are no facts or circumstances which could reasonably serve as the basis for any such allegations or claims. There are no known data security, information security, or other technological vulnerabilities with respect to any Seller Entity or with respect to the Systems that could adversely impact their operations or cause a Security Incident. The Seller Entities have taken commercially reasonable steps and implemented commercially reasonable safeguards consistent with the state of the art for the industry in which the Seller Entities operate to ensure that the Systems are secure from loss, damage, and unauthorized access, use, modification, or other misuse and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Each Seller Entity has implemented commercially reasonable backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably maintain the operation of the respective businesses of the Seller Entities in all material respects. Each Seller

Entity has implemented and maintained commercially reasonable measures and procedures designed to mitigate the risks of cybersecurity breaches and attacks. Without limiting the generality of the foregoing, the Seller Entities’ information security programs are designed to (i) identify internal and external risks to the security of the Personal Information, Business Data, and Systems; and (ii) implement, monitor and improve adequate and effective safeguards to control those risks. The Seller Entities have timely and reasonably remediated and addressed any and all material audit or security assessment findings relating to its implementation of administrative, technical, and physical security measures. Each Seller Entity employee has received training regarding information security that is relevant to each such employee’s role and responsibility within the business and such employee’s access to Personal Information, Business Data and Systems.

(c) Each Seller Entity and, to Seller’s Knowledge, each Third Party Service Provider, has (i) at all times and remains in compliance with all Privacy and Security Requirements, and (ii) taken commercially reasonable measures to ensure that all Personal Information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse. There has been no loss, damage, or unauthorized access, use, modification, or other misuse of any such Personal Information by any Seller Entity or any other Person. The Seller Entities have implemented and maintain documented policies and procedures to ensure compliance with the Privacy and Information Security Requirements. Each Seller Entity has provided all requisite notices and obtained all required consents, and satisfied all other requirements, necessary for the conduct of the business as currently conducted and in connection with the consummation of the transaction contemplated hereunder. The consummation of the transaction contemplated hereunder will comply with the Privacy and Information Security Requirements.

(d) Each Seller Entity has contractually obligated all Third Party Service Providers to appropriate contractual terms relating to the protection and use of Personal Information and Systems, including obligations to (i) comply with applicable Privacy and Information Security Requirements, (ii) implement an appropriate information security program that includes reasonable administrative, technical, and physical safeguards, and (iii) restrict processing of Personal Information and ensure the return or adequate disposal or destruction of Personal Information. Each Seller Entity has taken reasonable measures to ensure that Third Party Service Providers have complied with their contractual obligations.

(e) There is not currently pending or threatened Litigation against any Seller Entity, including by any privacy regulator or other Regulatory Authority, with respect to privacy, cybersecurity, or the Processing of Personal Information, and there are no facts upon which such Litigation could be based.

(f) Each Seller Entity has taken commercially reasonable measures to protect the confidentiality of all trade secrets that are included in the Intellectual Property owned by them, and, to the Knowledge of Seller, such trade secrets have not been disclosed by any Seller Entity to any Person except pursuant to appropriate nondisclosure agreements.

(g) Each current or former employee, consultant or contractor of the Seller Entity who has contributed to the creation or development of any Intellectual Property owned by any Seller Entity has executed a nondisclosure and assignment-of-rights agreement for the benefit of the Seller Entities, and the Seller Entities are the owner of all rights in and to all Intellectual Property created by each such employee, consultant or contractor in performing services for the Seller Entities vesting all rights in work product created in the Seller Entities.

4.13.	Environmental Matters.

(a) Each Seller Entity, and the Real Property are, and have been since January 1, 2021, in compliance, in all material respects, with all Environmental Laws.

(b) There is no Litigation pending or, to the Knowledge of Seller, threatened before any Regulatory Authority in which any Seller Entity or any of the Real Property has been or, with respect to threatened

Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law, or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) the Real Property, nor is there any reasonable basis for any Litigation of a type described in this sentence. No Seller Entity is subject to any Order imposing any liability or obligation with respect to any Environmental Law that is or would reasonably be expected to be material to Seller.

4.14.	Compliance with Laws.

(a) Each Seller Entity has, and since January 1, 2021 has had, in effect all Permits necessary for it to lawfully own, lease, or operate its Assets and to carry on its business as now or then conducted (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such Permit has had or would, reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller. There has occurred no Default under any such Permit and to the Knowledge of Seller no suspension or cancelation of any such Permit is threatened. None of the Seller Entities:

(i) is in Default under any of the provisions of its articles of incorporation or bylaws (or other governing instruments);

(ii) is in material Default under any Laws, or in Default under any Orders, applicable to its business or employees conducting its business; or

(iii) subject to Section 10.14, has since January 1, 2021 received any written notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof asserting that any Seller Entity is not in compliance with any Laws, Orders, or Permits or engaging in an unsafe or unsound activity or in troubled condition.

(b) Each Seller Entity is, and since January 1, 2021, has been, in material compliance with all applicable Laws, regulatory capital requirements, Consents, Permits, Orders, or conditions imposed in writing by a Regulatory Authority, to which they or their Assets may be subject.

(c) Each director, officer, shareholder, manager, and employee of the Seller Entities that has been engaged at any time in the development, use, or operation of the Seller Entities and their respective Assets, and each Independent Contractor, is and has been in material compliance with all applicable Laws relating to the development, use, or operation of the Seller Entities and their respective Assets. No proceeding or notice has been filed, given, commenced or, to the Knowledge of Seller, threatened against any of the Seller Entities or any of their respective directors, officers, members, Affiliates, managers, employees or Independent Contractors alleging any failure to so materially comply with all applicable Laws.

(d) Seller Bank (i) has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts, (ii) has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the U.S. Department of the Treasury, including the United States Internal Revenue Service (“IRS”), and (iii) has timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (bureau of the U.S. Department of the Treasury) required to be filed by it pursuant to all applicable Laws.

(e) Since January 1, 2021, each Seller Entity has properly administered all accounts for which it acts as a fiduciary, including accounts for which any Seller Entity serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the applicable governing documents and in compliance, in all material respects, with applicable Laws. Since January 1, 2021, no Seller Entity has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are complete and correct and accurately reflect the assets of such fiduciary account.

(f) None of the Seller Entities, or to Seller’s Knowledge, any director, officer, employee, agent or other Person acting on behalf of any Seller Entity has, directly or indirectly, (i) used any funds of any Seller Entity for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of any Seller Entity, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977 or any similar law, (iv) established or maintained any unlawful fund of monies or other Assets of any Seller Entity, (v) made any fraudulent entry on the Books and Records of any Seller Entity, (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback, or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for any Seller Entity, to pay for favorable treatment for business secured or to pay for special concessions already obtained for any Seller Entity, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, or (vii) violated or is in violation of the Currency and Foreign Transactions Reporting Act of 1970, the Bank Secrecy Act, the USA PATRIOT ACT of 2001, the money laundering Laws of any jurisdiction, and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Regulatory Authority (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any Regulatory Authority or any arbitrator involving any Seller Entity with respect to the Money Laundering Laws is pending or, to the Knowledge of Seller, threatened. Each Seller Entity has been conducting operations at all times in compliance with applicable financial recordkeeping and reporting requirements of all Money Laundering Laws administered and each Seller Entity has established and maintained a system of internal controls designed to ensure compliance by the Seller Entities with applicable financial recordkeeping and reporting requirements of the Money Laundering Laws.

(g) As of the date hereof, Seller, Seller Bank and each other insured depository institution Subsidiary of Seller is “well-capitalized” (as that term is defined by applicable Law).

4.15.	Community Reinvestment Act Performance.

Seller Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act (the “FDIA”) and applicable regulations thereunder, has received a Community Reinvestment Act of 1977 rating of “satisfactory” or better in its most recently completed performance evaluation, and Seller has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in Seller Bank having its current rating lowered such that it is no longer “satisfactory” or better.

4.16.	Labor Relations.

(a) No Seller Entity is the subject of any pending or, to the Knowledge of Seller, threatened Litigation asserting that it or any other Seller Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Seller Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment. No Seller Entity, predecessor, or Affiliate of a Seller Entity is or has ever been a party to any collective bargaining agreement or subject to any bargaining order, injunction or other Order relating to Seller’s relationship or dealings with its employees, any labor organization or any other employee representative, and no Seller Entity or Affiliate of a Seller Entity is currently negotiating any collective bargaining agreement. There is no strike, slowdown, lockout or other job action or labor dispute involving any Seller Entity pending or threatened and there have been no such actions or disputes since January 1, 2021. To the Knowledge of Seller, since January 1, 2021, there has not been any attempt by any Seller Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Seller Entity. Section 4.16(a) of Seller’s Disclosure Memorandum sets forth each Seller Benefit Plan or other agreement with an employee pursuant to which a Seller Entity incurs a penalty, liability or severance obligation upon the termination of employment of an employee of a Seller Entity. Except as otherwise set forth on Section 4.16(a) of Seller’s Disclosure Memorandum, the employment of each employee of Seller Entity is terminable at will by the relevant Seller Entity without any penalty, liability or severance obligation incurred by any Seller Entity.

(b) Section 4.16(b) of Seller’s Disclosure Memorandum separately sets forth all of Seller’s employees, including for each such employee: name, job title, hire date, full- or part-time status, status as a regular, temporary or contract employee, Fair Labor Standards Act designation, work location (identified by street address), current compensation paid or payable, all wage arrangements, fringe benefits (other than employee benefits applicable to all employees, which benefits are set forth on Section 4.17(a) of Seller’s Disclosure Memorandum), bonuses, incentives, or commissions paid the past three years, and visa and Green Card application status. To Seller’s Knowledge, no employee of any Seller Entity is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality or non-competition agreement, that in any way that currently adversely affects or restricts, or after the Closing will adversely affect or restrict, the performance of such employee’s duties. No Key Employee of any Seller Entity has provided written notice to a Seller Entity of his or her intent to terminate his or her employment with the applicable Seller Entity as of the date hereof.

(c) Section 4.16(c) of Seller’s Disclosure Memorandum contains a complete and accurate listing of the name (if an entity, including the name of the individuals employed by or providing service on behalf of such entity) and contact information of each individual who has provided personal services to any Seller Entity as an independent contractor, consultant, freelancer or other service provider (collectively, “Independent Contractors”) during the prior three years. A copy of each Contract relating to the services provided by any such Independent Contractor to a Seller Entity has been made available to Buyer prior to the date hereof. The engagement of each Independent Contractor of each Seller Entity is terminable at will by the relevant Seller Entity without any penalty or liability incurred by any Seller Entity.

(d) The Seller Entities have no leased employees or employees provided by a third-party staffing or other entity (including any “leased employees” within the meaning of Code Section 414(n)).

(e) The Seller Entities have, or will have no later than the Closing Date, paid all accrued salaries, bonuses, commissions, and other wages due to be paid through the Closing Date. Each of the Seller Entities is and at all times has been in material compliance with all Laws governing the employment of labor and the withholding of taxes, including all contractual commitments and all such Laws relating to wages, hours, affirmative action, collective bargaining, discrimination, civil rights, disability accommodation, employee leave, unemployment, worker classification, immigration, safety and health, workers’ compensation and the collection and payment of withholding or Social Security taxes and similar taxes. With respect to all split life insurance policies contributed to by a Seller Entity or for which the premiums are paid by a Seller Entity, the Seller Entities have included as compensation for Tax purposes all amounts that are required to be so included.

(f) There are no, and since January 1, 2021 there have not been any, wage and hour claims, discrimination, disability accommodation, or other employment claims or charges by any employee or prospective employee of any Seller Entity, nor, to Seller’s Knowledge, are there any such claims or charges currently threatened by any employee of any Seller Entity. To Seller’s Knowledge, there are no governmental investigations open with or under consideration by the United States Department of Labor (“DOL”), Equal Employment Opportunity Commission, or any other federal or state governmental body charged with administering or enforcing employment related Laws.

(g) All of the Seller Entities’ employees are employed in the United States and are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, other United States immigration Laws, and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed. The Seller Entities have completed a Form I-9 (Employment Eligibility Verification) for each employee, and each such Form I-9 has since been updated as required by applicable Laws and is correct and complete in all material respects. Each individual who renders services to any Seller Entity is properly classified as having the status of an employee or independent contractor or other non-employee status (including for purposes of taxation and Tax reporting and under Seller Benefit Plans).

(h) Since January 1, 2021, none of the Seller Entities has implemented any facility closing or mass layoff, as defined under the WARN Act, without providing notice in accordance with the WARN Act, and no such actions are currently contemplated, planned or announced.

(i) Since January 1, 2021, (i) to the Knowledge of Seller, no officer or director of any Seller Entity has been the subject of an allegation of sexual harassment, sexual assault, discrimination, harassment or retaliation, and (ii) none of the any Seller Entities has entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct, discrimination, harassment or retaliation by any employee or director of any Seller Entity.

4.17.	Employee Benefit Plans.

(a) Seller has made available to Buyer prior to the execution of this Agreement, true, complete and correct copies (or if not written, a written summary of its terms) of each Seller Benefit Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA or provides for retirement, deferred compensation, death or life insurance benefits and each other material Seller Benefit Plan. “Seller Benefit Plan”) means an Employee Benefit Plan (including all amendments thereto), that has been adopted, maintained, sponsored in whole or in part by, or contributed to or required to be contributed to by any Seller Entity or Seller ERISA Affiliate for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or with respect to which any Seller Entity or any Seller ERISA Affiliate has or may have any obligation or Liability. For the avoidance of doubt, the term “Seller Benefit Plans” includes plans, programs, policies, and arrangements sponsored or maintained by a third-party professional employer organization in which the current or former employees, retirees, dependents, spouses, directors, Independent Contractors, or other beneficiaries of the Seller Entity or any of its Affiliates are eligible to participate. Section 4.17(a) of Seller’s Disclosure Memorandum has a complete and accurate list of all Seller Benefit Plans required to be made available to Buyer pursuant to the first sentence of this Section 4.17(a). No Seller Benefit Plan is subject to any Laws other than those of the United States or any state, county, or municipality in the United States. Seller has made available to Buyer prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Seller Benefit Plans, (ii) the most recent determination letter or opinion letter from the IRS, (iii) annual reports or returns, audited or unaudited financial statements, actuarial reports and valuations prepared for any Seller Benefit Plan for the current plan year and the preceding plan year, (iv) the most recent summary plan descriptions and any material modifications thereto, (v) any non-routine notice, letter or other correspondence with the DOL, IRS, Pension Benefit Guaranty Corporation (“PBGC”), or any other governmental entity regarding a Seller Benefit Plan, and (vi) all actuarial valuations of Seller Benefit Plans.

(b) Each Seller Benefit Plan is and has been maintained in material compliance with the terms of such Seller Benefit Plan, and in material compliance with the applicable requirements of the Code, ERISA, and any other applicable Laws. No Seller Benefit Plan is required to be amended within the 90-day period beginning on the Closing Date in order to continue to comply with ERISA, the Code, and other applicable Laws. Each Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter, or for a prototype plan, opinion letter, from the IRS that applies to the Seller Benefit Plan and on which such Seller Benefit Plan is entitled to rely. To Seller’s Knowledge, nothing has occurred and no circumstance exists that would be reasonably expected to adversely affect the qualified status of such Seller Benefit Plan. Within the past three years, no Seller Entity has taken any action to take material corrective action with respect to any Seller Benefit Plan or make a filing under any voluntary correction program of the IRS, DOL, or any other Regulatory Authority. All assets of each Seller Benefit Plan that is a retirement plan consist exclusively of cash and actively traded securities.

(c) There are no pending, or to Seller’s Knowledge, threatened or pending claims or disputes under the terms of, or in connection with, the Seller Benefit Plans other than claims for benefits in the Ordinary Course that are not expected to result in material liability to any Seller Entity, and, to Seller’s Knowledge, no action, proceeding, prosecution, inquiry, hearing or investigation or audit has been commenced with respect to any Seller Benefit Plan.

(d) Neither Seller nor any Affiliate of Seller has engaged in any prohibited transaction for which there is not an exemption, within the meaning of Section 4975 of the Code or Section 406 of ERISA, with respect to any Seller Benefit Plan and no prohibited transaction has occurred with respect to any Seller Benefit Plan that would be reasonably expected to result in any Liability or excise Tax under ERISA or the Code. No Seller Entity, Seller Entity employee, nor any committee of which any Seller Entity employee is a member has breached his or her fiduciary duty with respect to a Seller Benefit Plan in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Seller Benefit Plan. To Seller’s Knowledge, no fiduciary, within the meaning of Section 3(21) of ERISA, who is not a Seller Entity or any Seller Entity employee, has breached his or her fiduciary duty with respect to a Seller Benefit Plan or otherwise has any Liability in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Seller Benefit Plan that would reasonably be expected to result in any Liability or excise Tax under ERISA or the Code being imposed on Seller or any Affiliate of Seller. The treatment of the Seller Restricted Stock Awards, Seller Stock Options and any other Seller equity awards as required under Section 2.3 of this Agreement is permitted by applicable Law and the terms of the applicable plan and award agreement.

(e) Neither Seller nor any Seller ERISA Affiliate has at any time been a party to or maintained, sponsored, contributed to or has been obligated to contribute to, or had any Liability with respect to, or would reasonably be expected to have any such obligation to contribute to or Liability with respect to: (i) any plan subject to Title IV of ERISA; (ii) a “multiemployer plan” (as defined in ERISA Section 3(37) and 4001(a)(3)); (iii) a “multiple employer plan” (within the meaning of ERISA or the Code); (iv) a self-funded health or welfare benefit plan; (v) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code); or (v) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) Each Seller Benefit Plan or other arrangement of a Seller Entity that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has a plan document that satisfies the requirements of Section 409A of the Code and has been operated in compliance with the terms of such plan document and the requirements of Section 409A of the Code, in each case such that no Tax is or has been due or payable under Section 409A of the Code.

(g) Each Seller Benefit Plan that is a health or welfare plan has been amended and administered in accordance with the requirements of the Patient Protection and Affordable Care Act of 2010. No Seller Entity has any Liability or obligation to provide postretirement health or medical benefits to any Seller Entity’s employees or former employees, officers, or directors, or any dependent or beneficiary thereof, except as otherwise required under state or federal benefits continuation Laws and for which the covered individual pays the full cost of coverage. No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Seller Benefit Plan and no circumstance exists which could give rise to such Tax.

(h) All contributions required to be made to any Seller Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Seller Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Books and Records of the Seller Entities.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of any Seller Entity, or result in any (i) requirement to fund any benefits or set aside benefits in a trust (including a rabbi trust), (ii) limitation on the right of any Seller Entity to amend, merge, terminate or receive a reversion of assets from any Seller Benefit Plan or related trust, (iii) acceleration of the time of payment or vesting of any such payment, right, compensation or benefit, or (iv) entitlement by any recipient of any payment or benefit to receive a “gross up” payment for any income or other Taxes that might be owed with respect to such payment or benefit.

(j) Section 4.17(j) of the Seller’s Disclosure Memorandum sets forth a list of each individual who is or might be reasonably expected to be a “disqualified individual” within the meaning of Section 280G of the Code and has a right to pay or benefits (or increase in pay or benefits, including the acceleration of any payment or vesting) triggered by a change in control and the types of payments potentially payable to each such individual in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event). Without limiting the generality of the foregoing, except as set forth in Section 4.17(j) of the Seller’s Disclosure Memorandum, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Seller Entities in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) could be an “excess parachute payment” within the meaning of Section 280G of the Code. No Seller Benefit Plan provides for the gross-up or reimbursement of Taxes, including under Code Section 4999 or 409A, or otherwise.

4.18.	Material Contracts.

(a) None of the Seller Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound by or subject to, any Contract, (i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) that is an employment, severance, termination, consulting, or retirement Contract, (iii) relating to the borrowing of money by any Seller Entity or the guarantee by any Seller Entity of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully secured repurchase agreements, advances and loans from the Federal Home Loan Bank, and trade payables, in each case in the Ordinary Course) in excess of $10,000,000, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements, (iv) which prohibits or materially restricts any Seller Entity (or, following consummation of the transactions contemplated by this Agreement, Buyer or any of its Subsidiaries) from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person; (v) relating to the purchase or sale of any goods or services by a Seller Entity (other than Contracts entered into in the Ordinary Course with a term not in excess of two years and involving payments under any individual Contract not in excess of $250,000 over its remaining term or involving Loans, borrowings or guarantees originated or purchased by any Seller Entity in the Ordinary Course), (vi) that grants any “most favored nation” right, right of first refusal, right of first offer or similar right (including any exclusivity obligations) with respect to any material Assets, or rights of any Seller Entity, taken as a whole, (vii) which limits the payment of dividends by any Seller Entity; (viii) pursuant to which any Seller Entity has agreed with any third parties to become a member of, manage or control a joint venture, partnership, limited liability company or other similar entity; (ix) that provides for (A) the disposition of any portion of the assets or business of the Seller Entities, (B) the acquisition, directly or indirectly, of a portion of the assets or business of any other Person (whether by merger, sale of stock or assets or otherwise), or (C) related to any disposition or acquisition that contains continuing representations, covenants, indemnities or other obligations (including “earn out” or other contingent payment obligations); (x) between any Seller Entity, on the one hand, and (A) any officer or director of any Seller Entity, or (B) to the Knowledge of Seller, any (1) record or beneficial owner of 5% or more of the voting securities of Seller, (2) Affiliate or family member of any such officer, director or record or beneficial owner, or (3) any other Affiliate of Seller, on the other hand, except those of a type available to employees of Seller generally; (xi) containing any standstill or similar agreement pursuant to which any Seller Entity has agreed not to acquire Assets or equity interests of another Person; (xii) that provides for indemnification by any Seller Entity of any Person, except for non-material Contracts entered into in the Ordinary Course; (xiii) with or to a labor union or guild (including any collective bargaining agreement); (xiv)

that is a settlement, consent or similar Contract and contains any material continuing obligations of any Seller Entity; (xv) that is a consulting Contract or data processing, software programming or licensing Contract involving the payment of more than $250,000 per annum (other than any such contracts which are terminable by Seller or any of its Subsidiaries on thirty days or less notice without any required payment or other conditions, other than the condition of notice); and (xvi) any other Contract or amendment thereto that is material to any Seller Entity or their respective business or Assets and not otherwise entered into in the Ordinary Course. Each Contract of the type described in this Section 4.18(a), whether or not set forth in Seller’s Disclosure Memorandum together with all Contracts referred to in Sections 4.12 and 4.17(a), are referred to herein as the “Seller Contracts.“

(b) With respect to each Seller Contract: (i) the Seller Contract is legal, valid and binding on a Seller Entity and is in full force and effect and is enforceable in accordance with its terms; (ii) no Seller Entity is in material Default thereunder; (iii) no Seller Entity has repudiated or waived any material provision of any such Contract; (iv) no other party to any such Contract is in material Default or has repudiated or waived any material provision thereunder; and (v) there is not pending or, to the Knowledge of Seller, threatened cancellations of any Seller Contract.

(c) Seller has made available to Buyer complete and correct copies of each Seller Contract in effect as of the date hereof. All of the indebtedness of any Seller Entity for money borrowed is pre-payable at any time by such Seller Entity without penalty or premium.

4.19.	Agreements with Regulatory Authorities.

Subject to Section 10.14, no Seller Entity is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any Contract with, or is a party to any commitment letter, safety and soundness compliance plan, or similar undertaking to, or is subject to any Order or directive by, or has been ordered to pay any civil money penalty by, or has been a recipient of any supervisory letter from, or has adopted any policies, procedures or board resolutions at the request or suggestion of any, Regulatory Authority that currently restricts in any respect the conduct of its business or that in any manner relates to its capital adequacy or liquidity, its ability to pay dividends, its credit or risk management policies, its management, its business, or Seller Bank’s acceptance of brokered deposits (each, whether or not set forth in Seller’s Disclosure Memorandum, a “Seller Regulatory Agreement”), nor has any Seller Entity been advised in writing or, to Seller’s Knowledge, orally, since January 1, 2021, by any Regulatory Authority that Seller Bank is in troubled condition or that the Regulatory Authority is considering issuing, initiating, ordering, or requesting any such Seller Regulatory Agreement.

4.20.	Investment Securities; BOLI.

(a) Each Seller Entity has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements, pledged to secure deposits of public funds, borrowings of federal funds or borrowings from the Federal Reserve Banks or Federal Home Loan Banks or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Seller SEC Reports, and (ii) to the extent such securities or commodities are pledged in the Ordinary Course to secure obligations of a Seller Entity. Such securities are valued on the books of Seller in accordance with GAAP.

(b) Each Seller Entity employs, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Seller believes are prudent and reasonable in the context of their respective businesses, and each Seller Entity has, since January 1, 2021, been in compliance with such policies, practices and procedures in all material respects.

(c) Seller has taken all actions necessary to comply in all material respects with applicable Law in connection with the purchase of bank owned life insurance (“BOLI”) owned by Seller. The value of such BOLI is and has been fairly and accurately reflected in all material respects in the most recent balance sheet included in the Seller Financial Statements, in accordance with GAAP. All BOLI is owned solely by Seller, and no other person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under such BOLI. Seller has no outstanding borrowings secured in whole or part by its BOLI.

4.21.	Derivative Instruments and Transactions.

All Derivative Transactions whether entered into for the account of any Seller Entity or for the account of a customer of any Seller Entity (a) were entered into in the Ordinary Course and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Regulatory Authorities, (b) are legal, valid and binding obligations of the Seller Entity party thereto and (c) are in full force and effect and enforceable in accordance with their terms, and (d) no counterparty is in Default or has repudiated or waived any provision thereunder. Seller Entities and, to the Knowledge of Seller, the counterparties to all such Derivative Transactions, have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To the Knowledge of Seller, there are no material breaches, violations or Defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position of the Seller Entities on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the Books and Records of the Seller Entities in accordance with GAAP.

4.22.	Legal Proceedings.

There is no Litigation instituted or pending, or, to the Knowledge of Seller, threatened against any Seller Entity, or against any current or former director, officer or employee of a Seller Entity in their capacities as such or against any Seller Benefit Plan, or against any Asset, interest, or right of any of them, nor are there any Orders outstanding against any Seller Entity or the Assets of any Seller Entity, in each case, that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller. Section 4.22(a) of Seller’s Disclosure Memorandum sets forth a list of all Litigation as of the date of this Agreement to which any Seller Entity is a party. Section 4.22(b) of Seller’s Disclosure Memorandum sets forth a list of all Orders to which any Seller Entity is subject.

4.23.	Statements True, Complete and Correct.

(a) None of the information supplied or to be supplied by any Seller Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Registration Statement to be filed by Buyer with the SEC will, when supplied or when the Registration Statement becomes effective (or when incorporated by reference), be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. The portions of the Registration Statement and the Joint Proxy/Prospectus relating to Seller Entities and other portions within the reasonable control of Seller Entities will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder at the time the Registration Statement becomes effective and at the time the Joint Proxy/Prospectus is filed with the SEC and first mailed.

(b) None of the information supplied or to be supplied by any Seller Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Joint Proxy/Prospectus, and any other documents to be filed by a Seller Entity or any Affiliate thereof with any Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such information is supplied and such documents are filed (or when incorporated by reference), and with respect to the Joint Proxy/Prospectus, when first mailed to the shareholders of Seller, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy/Prospectus or any amendment thereof or supplement thereto, at the time of the Seller Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Seller Meeting.

4.24.	State Takeover Statutes and Takeover Provisions.

Seller has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Statutes”). No Seller Entity is the beneficial owner (directly or indirectly) of more than 10% of the outstanding capital stock of Buyer entitled to vote in the election of Buyer’s directors.

4.25.	Opinion of Financial Advisor.

Prior to the execution of this Agreement, the Board of Directors of Seller has received the opinion of Keefe, Bruyette & Woods, Inc., which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date, to the effect that, as of the date of such opinion, the Exchange Ratio in the Merger is fair, from a financial point of view, to Holders of Seller Common Stock. Such opinion has not been amended or rescinded.

4.26.	Tax and Regulatory Matters.

No Seller Entity or any Affiliate thereof has taken or agreed to take any action (or failed to take or agreed to fail to take any action), and Seller does not have any Knowledge of any agreement, plan or other circumstance, that is reasonably likely to (a) prevent the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (b) impede or delay receipt of any of the Requisite Regulatory Approvals.

4.27.	Loan Matters.

(a) Each Loan currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of the obligor named therein, and assuming due authorization, execution and delivery thereof by such obligor or obligors, enforceable in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exceptions).

(b) The information made available by Seller to Buyer with respect to outstanding Loans is correct and complete in all material respects as of the date the information was made available to Buyer. Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, Seller’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.

(c) None of the Contracts pursuant to which any Seller Entity has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan. To Seller’s Knowledge, each Loan included in a pool of Loans originated, securitized or acquired by any Seller Entity (a “Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and Loan guaranty certificates) for inclusion in such Pool. All such Pools have been finally certified or, if required, recertified in accordance with all applicable Laws, rules and regulations, except where the time for certification or recertification has not yet expired. No Pools have been improperly certified, and, except as would not be material to the Seller Entities, no Loan has been bought out of a Pool without all required approvals of the applicable investors. No events or circumstances have occurred, or are reasonably likely to occur prior to the Effective Time, that would require any Seller Entity to purchase any mortgage loans sold to secondary market investors, nor has any such investor made any assertion to any Seller Entity in writing to that effect.

(d) Section 4.27(d) of the Seller’s Disclosure Memorandum sets forth a list of all Loans as of June 30, 2024, by Seller to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of any Seller Entity, (ii) there are no employee, officer, director, principal shareholder or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O and (iii) all such Loans are and were originated in compliance in all material respects with all applicable Laws.

(e) Subject to Section 10.14, no Seller Entity is now, nor has it ever been since January 1, 2021, subject to any material fine, suspension, settlement or other Contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Regulatory Authority relating to the origination, sale or servicing of mortgage or consumer Loans.

4.28.	Deposits.

All of the deposits held by Seller Bank (including the records and documentation pertaining to such deposits) are held in compliance with (a) all applicable policies, practices and procedures of Seller Bank and (b) all applicable Laws, including Money Laundering Laws and anti-terrorism or embargoed Persons requirements. All deposit account applications have been solicited, taken and evaluated and applicants notified in a manner that complied with all applicable Laws. All deposit accounts have been maintained and serviced by Seller or its Affiliates in accordance with the deposit account agreements and Seller’s applicable policies, practices and procedures. The terms and conditions of each deposit account comply with the applicable deposit account agreement to which they relate. All of the deposits held by Seller Bank are insured to the maximum limit set by the FDIC, and the FDIC premium and all assessments have been fully paid, and no proceedings for the termination or revocation of such insurance are pending, or, to the Knowledge of Seller, threatened.

4.29.	Allowance for Credit Losses.

The allowance for credit losses (“ACL”) reflected in the Seller Financial Statements was, as of the date of each of the Seller Financial Statements, in compliance with Seller’s existing methodology for determining the adequacy of the ACL and in compliance with the standards established by the applicable Regulatory Authority, the Financial Accounting Standards Board and GAAP, and is adequate.

4.30.	Insurance.

Seller Entities are insured with reputable insurers against such risks and in such amounts as the management of Seller reasonably has determined to be prudent and consistent with industry practice. The Seller Entities are in material compliance with their insurance policies and are not in Default under any of the material terms thereof. There is no material claim by any Seller Entity against any such policy. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Seller Entities, Seller or Seller Bank is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. To Seller’s Knowledge, no Seller Entity has received any written notice of cancelation or non-renewal of any such policies, nor, to Seller’s Knowledge, is the termination of any such policies threatened.

4.31.	OFAC; Sanctions.

No Seller Entity, nor any director or officer or, to the Knowledge of Seller, any other Representative or other Person acting on behalf of any Seller Entity (a) is engaging or has engaged in the five years prior to the date of this Agreement in the provision or receipt of any services (including financial services), transfers of goods, software, or technology, or any other activity related to (i) Cuba, Iran, North Korea, Syria or the Crimea, Luhansk People’s Republic or Donetsk People’s Republic regions of Ukraine (“Sanctioned Countries”), (ii) the government of any Sanctioned Country, (iii) any Person, entity or organization located in, resident in, formed under the laws of, or owned or controlled by or acting for or on behalf of the government of, any Sanctioned Country, or (iv) any other Person made subject of any sanctions administered or enforced by the United States Government, including, without limitation, Persons on the List of Specially Designated Nationals of the U.S. Department of the Treasury’s Office of Foreign Assets Control, or by the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority or subject to sanctions on account of being owned or controlled by such Persons (collectively, “Sanctions”), (b) engaged in any transfers of goods, technologies or services (including financial services) that may assist the governments of Sanctioned Countries or Persons subject to Sanctions or facilitate money laundering or other activities proscribed by United States Law, (c) is a Person currently the subject of any Sanctions, or (d) is located, organized or resident in any Sanctioned Country.

4.32.	Brokers and Finders.

Except for Keefe, Bruyette & Woods, Inc., neither Seller nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

4.33.	Transactions with Affiliates and Insiders.

There are no Contracts, plans, arrangements or other transactions, including extensions of credit, between any Seller Entity, on the one hand, and (a) any officer, director or record or beneficial owner of 5% or more of the voting securities of any Seller Entity, (b) to Seller’s Knowledge, any (i) record or beneficial owner of 5% or more of the voting securities of Seller or (ii) Affiliate or family member of any such officer, director or record or beneficial owner, or (c) any other Affiliate of Seller, on the other hand, except those, in each case clauses (a) – (c), of a type available to employees of the Seller Entities generally and, in the case of Seller Bank, that are in compliance with Regulation O and Regulation W.

4.34.	Investment Adviser Subsidiary.

No Seller Entity provides investment management, investment advisory or sub-advisory services to any Person (including management and advice provided to separate accounts and participation in wrap fee programs) or otherwise is required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940.

4.35.	No Broker-Dealer Subsidiary.

No Seller Entity is a broker-dealer required to be registered under the Exchange Act with the SEC.

4.36.	Insurance Subsidiary and Insurance Agency Matters.

(a) No Person other than the employees of a Seller Entity is, or has been since January 1, 2021, authorized or permitted to act as an insurance agent or broker (“Producer”) on behalf of any Seller Entity. Each employee permitted to act as a Producer on behalf of a Seller Entity (i) holds the necessary state licenses to conduct its duties on behalf of such Seller Entity and (ii) is in good standing with the state insurance Regulatory Authority in the applicable jurisdiction(s). All insurance brokerage or agency business placed by employees of any Seller Entity since January 1, 2021 has been placed by them through and in the name of such Seller Entity and all commissions on such business have been paid to and are the property of such Seller Entity.

(b) Any Seller Entity that has at all times acted principally in the capacity of an insurance agent, broker and consultant, has not incurred any risks or Liabilities associated with the underwriting of insurance policies issued in connection with such broker services. No Seller Entity owns, and has not since January 1, 2021 owned, any captive insurance company nor any investment or interest in any Person that assumes underwriting risks. No Contract between any Seller Entity, on the one hand, and any insurance carrier, on the other hand, contemplates, or would cause any Seller Entity to assume, any underwriting risk.

(c) To the extent required by Law, each Seller Entity engaged in the insurance agent or broker business has disclosed to each client or group of clients the nature and extent of the compensation received by such Seller Entity, directly or indirectly, in respect of business placed from insurers, insurance intermediaries, or premium finance companies or other businesses for placing business with, or otherwise arranging business for, such businesses, including profit sharing, contingent, bonus, override, excess commissions or any other such similar compensation, and the Company has made available to Buyer true, complete and correct copies of all disclosure policies applicable thereto.

(d) Each Seller Entity engaged in the insurance agency or brokerage business has an appointment to act as an agent or broker for each insurance carrier from which it needs such an appointment to conduct its business.

4.37.	Indemnification.

No present or former director, officer, employee or agent of any Seller Entity has any claim for indemnification from any Seller Entity. To Seller’s Knowledge, no action or failure to take action by any present or former director, officer, employee or agent of any Seller Entity or other event has occurred, or has been alleged to have occurred, which occurrence or allegation would give rise to any claim by any such present or former director, officer, employee or agent for indemnification from any Seller Entity.

4.38.	No Other Representations and Warranties

(a) Except for the representations and warranties in this ARTICLE 4, Seller does not make any express or implied representation or warranty with respect to the Seller Entities, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Seller hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, and except for the representations and warranties made by Seller in this ARTICLE 4, Seller does not make and has not made any representation to Buyer or any of Buyer’s Affiliates or Representatives with respect to any oral or written information presented to Buyer or any of Buyer’s Affiliates or Representatives in the course of their due diligence investigation of Seller (including any financial projections or forecasts), the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Seller acknowledges and agrees that Buyer has not made and is not making any express or implied representation or warranty other than those contained in ARTICLE 5.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as Previously Disclosed, Buyer hereby represents and warrants to Seller as follows:

5.1.	Organization, Standing, and Power.

(a) Status of Buyer. Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Mississippi, is authorized under the Laws of the State of Mississippi to engage in its business as currently conducted and otherwise has the corporate power and authority to own, lease and operate all of its Assets and to conduct its business in the manner in which its business is now being conducted. Buyer is duly qualified or licensed to transact business as a foreign corporation in good standing in each jurisdiction in which its ownership of its Assets or conduct of its business requires such qualification or licensure, except where failure to be so qualified or licensed has not had or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer. Buyer is a bank holding company duly registered with the Federal Reserve under the BHC Act. True, complete and correct copies of the articles of incorporation and the bylaws of Buyer, each as in effect as of the date of this Agreement, have been delivered or made available to Seller. The articles of incorporation and bylaws of Buyer comply with applicable Law.

(b) Status of Buyer Bank. Buyer Bank is a direct, wholly owned Subsidiary of Buyer, is duly organized, validly existing and in good standing under the Laws of the State of Mississippi, is authorized under the Laws of the State of Mississippi to engage in its business as currently conducted and otherwise has the corporate power and authority to own, lease and operate all of its properties and to conduct its business in the manner in which its business is now being conducted. Buyer Bank is authorized by the DBCF and the FDIC to engage in the business of banking as a Mississippi state-chartered bank. Buyer Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in each jurisdiction in which its ownership of its properties or conduct of its business requires such qualification or licensure, except where failure to be so qualified or licensed has not had or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer. True, complete and correct copies of the articles of incorporation and bylaws of Buyer Bank, each as in effect as of the date of this Agreement, have been delivered or made available to Seller.

5.2.	Authority of Buyer; No Breach by Agreement.

(a) Authority. Buyer has the corporate power and authority necessary to execute, deliver, and, other than with respect to the consummation of the Merger or the Buyer Share Issuance, perform its obligations under this Agreement, and with respect to the consummation of the Merger and the Buyer Share Issuance, upon the approval of this Agreement, the Merger and the Buyer Share Issuance by Buyer’s shareholders as required by applicable Law and Buyer’s articles of incorporation and bylaws (the “Buyer Shareholder Approval”), to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Mergers, have been duly and validly authorized and approved by all necessary corporate action in respect thereof on the part of Buyer and Buyer Bank (including, adoption by, and a determination by all of the members of the board of directors of Buyer that this Agreement and the Buyer Share Issuance are advisable and in the best interests of Buyer’s shareholders and directing the submission of this Agreement, the Merger and Buyer Share Issuance to a vote at a meeting of shareholders), subject to the Buyer Shareholder Approval. This Agreement has been duly executed and delivered by Buyer. Subject to the Buyer Shareholder Approval, and assuming the due authorization, execution and delivery by Seller, this Agreement represents a legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exceptions).

(b) No Conflicts. Subject to the receipt of the Buyer Shareholder Approval, none of the execution, delivery or performance of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, nor compliance by Buyer with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Buyer’s articles of incorporation, bylaws or other governing instruments, or the articles of incorporation, bylaws or other governing instruments of Buyer Bank and any other Buyer Entity or any resolution adopted by the board of directors or the equityholders of any Buyer Entity, or (ii) subject to receipt of the Requisite Regulatory Approvals, (A) violate any Law or Order applicable to any Buyer Entity or any of their respective Assets, or (B) constitute or result in a Default under or the loss of any benefit under, or result in the creation of any Lien upon any of the respective Assets of any Buyer Entity under, any of the terms, conditions or provisions of any Contract or Permit of any Buyer Entity or under which any of their respective Assets may be bound, except in the case of clause (B) above where such Defaults, losses or Liens have not had or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer.

(c) Consents. Other than in connection or compliance with the provisions of the Securities Laws (including the filing and declaration of effectiveness of the Registration Statement), applicable state securities Laws, the rules of NYSE, Nasdaq, the MBCA, the BHC Act, the Bank Merger Act, the Riegle-Neal Interstate Banking and Branching Efficiency Act, and the Requisite Regulatory Approvals, no notice to, filing with, or Consent of, any Regulatory Authority or any third party is necessary for the consummation by Buyer or Buyer Bank, as applicable, of the Mergers and other transactions contemplated in this Agreement. Subject to Section 10.14, as of the date hereof, Buyer has no Knowledge of any reason why the Requisite Regulatory Approvals will not be received in order to permit consummation of the Mergers on a timely basis.

(d) Buyer Debt. Buyer has no debt that is secured by Buyer Bank capital stock or that has the right to vote on any matters on which shareholders may vote.

5.3.	Capitalization of Buyer.

(a) Ownership. The authorized capital stock of Buyer consists of (i) 150,000,000 shares of Buyer Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share. As of the close of business on the date of this Agreement, (A) 56,360,242 shares of Buyer Common Stock were issued and outstanding, (B) 1,078,721 shares of Buyer Common Stock were subject to outstanding Buyer Restricted Stock Awards, and (C) no shares of Buyer preferred stock were issued and outstanding.

(b) Other Rights or Obligations. All of the issued and outstanding shares of capital stock of Buyer are duly authorized and validly issued and outstanding, are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and have been issued or granted, as applicable, in material compliance with all applicable Laws. None of the outstanding shares of capital stock of Buyer has been issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of the current or past shareholders of Buyer.

(c) Outstanding Equity Rights. Other than the Buyer Restricted Stock Awards issued prior to the date of this Agreement and set forth in Sections 5.3(a)(B), as of the date hereof there are no existing Equity Rights with respect to the securities of Buyer.

5.4.	Buyer Subsidiaries.

(a) Buyer or Buyer Bank owns all of the issued and outstanding shares of capital stock (and other equity interests) of the Buyer Subsidiaries, free and clear of any Lien (other than any restriction on the right to sell or otherwise dispose of such capital stock under applicable securities Laws).

(b) Other Rights or Obligations. All of the issued and outstanding shares of capital stock of each Buyer Subsidiary are duly authorized and validly issued and outstanding, are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and have been issued or granted, as applicable, in compliance in all material respects with applicable Laws. None of the outstanding shares of capital stock of any Buyer Subsidiary has been issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of the current or past shareholders of Buyer.

(c) Outstanding Equity Rights. There are no (i) existing Equity Rights with respect to the securities of any Buyer Subsidiary, (ii) Contracts under which any Buyer Subsidiary are or may become obligated to sell, issue, deliver, transfer or otherwise dispose of or redeem, purchase or otherwise acquire any securities of any Buyer Subsidiary, (iii) Contracts under which any Buyer Subsidiary is or may become obligated to register shares of Buyer’s capital stock or other securities under the Securities Act, (iv) shareholder agreements, voting trusts or other agreements, arrangements or understandings to which any Buyer Subsidiary is a party or of which Buyer has Knowledge, that may reasonably be expected to affect the exercise of voting or any other rights with respect to the capital stock of any Buyer Subsidiary, or (v) outstanding bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which the shareholders of any Buyer Subsidiary may vote. There are no Contracts pursuant to which any Buyer Subsidiary is or could be required to register shares of any Buyer Subsidiary’s capital stock or other securities under the Securities Act or to issue, deliver, transfer or sell any shares of capital stock, Equity Rights or other securities of any Buyer Subsidiary.

(d) Status of Buyer Subsidiaries. Each Buyer Subsidiary is a corporation or limited liability company duly organized, validly existing, and in good standing under the Laws of the State of its jurisdiction, is authorized under the Laws of the State of its jurisdiction to engage in its business as currently conducted and otherwise has the corporate power and authority to own, lease and operate all of its Assets and to conduct its business in the manner in which its business is now being conducted. Each Buyer Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in each jurisdiction in which its ownership of Assets or conduct of business requires such qualification or licensure, except where failure to be so qualified or licensed has not had or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer. True, complete and correct copies of the articles of incorporation, bylaws or other or other governing instruments of each Buyer Subsidiary, each as in effect as of the date of this Agreement, have been delivered or made available to Seller. The articles of incorporation, bylaws and other governing instruments of each Buyer Subsidiary complies with applicable Law.

5.5.	Regulatory Reports.

(a) Regulatory Filings. Since January 1, 2021, each Buyer Entity has filed on a timely basis all forms, filings, registrations, submissions, statements, certifications, returns, information, data, reports and documents required to be filed or furnished by it with any Regulatory Authority except where a failure to timely make such filings has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer. All such forms, filings, registrations, submissions, statements, certifications, returns, information, data, reports and documents were complete and accurate in all material respects and in compliance in all material respects with the requirements of any applicable Law and the requirements of the applicable Regulatory Authority. Subject to Section 10.14, there (i) is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any form, filing, registration, submission, statement, certification, return, information, data, report or document relating to any examinations, inspections or investigations of any Buyer Entity, and (ii) have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Authority with respect to the business, operations, policies or procedures of any Buyer Entity. Subject to Section 10.14 and except for normal examinations conducted by a Regulatory Authority in the Ordinary Course, no Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of Buyer, investigation into the business or operations of the Buyer or the Buyer Subsidiaries since January 1, 2021, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer. From January 1, 2021 until October 8, 2023, Buyer was in compliance with the then-applicable listing and corporate governance rules and regulations of Nasdaq, and since October 9, 2023, Buyer has been in compliance with the then-applicable listing and corporate governance rules and regulations of NYSE.

(b) Buyer SEC Reports. An accurate and complete copy of each SEC Report of Buyer (the “Buyer SEC Reports”) is publicly available. No such Buyer SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements, prospectuses and proxy statements, on the dates of effectiveness, dates of first sale of securities and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Buyer SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Buyer has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Buyer SEC Reports.

5.6.	Financial Matters.

(a) Financial Statements. The Buyer Financial Statements included or incorporated by reference in the Buyer SEC Reports (i) are true, accurate and complete in all material respects, and have been prepared from, and are in accordance with, the Books and Records of the Buyer Entities, (ii) have been prepared in accordance with GAAP, regulatory accounting principles and the applicable accounting requirements and with the published rules and regulations of the SEC, in each case, consistently applied except as may be otherwise indicated in the notes thereto and except with respect to the interim financial statements for the omission of footnotes, and (iii) fairly present in all material respects the consolidated financial condition of the Buyer Entities as of the respective dates set forth therein and the consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows of the Buyer Entities for the respective periods set forth therein, subject in the case of the interim Financial Statements to year-end adjustments. The consolidated Buyer Financial Statements to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, and will be prepared from, and will be in accordance with, the Books and Records of the Buyer Entities, (B) will have been prepared in accordance with GAAP, regulatory accounting principles and the applicable accounting requirements and with the published rules and regulations of the SEC, in each case, consistently applied except as may be otherwise indicated in the notes thereto and except with respect to unaudited financial statements for the omission of footnotes, and (C) will fairly present in all material respects the consolidated financial condition of Buyer as of the respective dates set forth therein and the consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows of the Buyer Entities for the respective periods set forth therein, subject in the case of unaudited financial statements to year-end adjustments.

(b) Call Reports. The financial statements contained in the Call Reports of Buyer Bank for the periods ended on or after December 31, 2020, (i) are true, accurate and complete in all material respects, (ii) have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (iii) fairly present in all material respects the financial condition of Buyer Bank as of the respective dates set forth therein and the results of operations and shareholders’ equity for the respective periods set forth therein, subject to year-end adjustments. The financial statements contained in the Call Reports of Buyer Bank to be prepared after the date of this Agreement and prior to the Closing (A) will be true, accurate and complete in all material respects, (B) will have been prepared in accordance with GAAP and regulatory accounting principles consistently applied, except as may be otherwise indicated in the notes thereto and except for the omission of footnotes, and (C) will fairly present in all material respects the financial condition of Buyer Bank as of the respective dates set forth therein and the results of operations and shareholders’ equity of Buyer Bank for the respective periods set forth therein, subject to year-end adjustments.

(c) Systems and Processes. Buyer and each Buyer Entity has in place sufficient systems and processes that are customary for a financial institution the size of Buyer and such Buyer Entity and that are designed to (i) provide reasonable assurances regarding the reliability of financial reporting and the preparation of the Buyer

Financial Statements and such Buyer Entity’s financial statements, including the Call Reports, (ii) in a timely manner accumulate and communicate to Buyer and such Buyer Entity’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in Buyer Financial Statements and such Buyer Entity’s financial statements, including the Call Reports, or any forms, filings, registrations, submissions, statements, certifications, returns, information, data, reports or documents required to be filed or provided to any Regulatory Authority, (iii) ensure access to Buyer and such Buyer Entity’s Assets is permitted only in accordance with management’s authorization, and (iv) ensure the reporting of such Assets is compared with existing Assets at regular intervals. Since December 31, 2020, neither Buyer nor any Buyer Entity nor, to Buyer’s Knowledge, any Representative of any Buyer Entity has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the adequacy of such systems and processes or the accuracy or integrity of Buyer Financial Statements, any Buyer Entity’s financial statements, including the Call Reports, or the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of any Buyer Entity or their respective internal accounting controls, including any complaint, allegation, assertion or claim that any Buyer Entity has engaged in questionable accounting or auditing practices. No attorney representing any Buyer Entity, whether or not employed by any Buyer Entity, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Buyer or any of its officers, directors or employees to the board of directors of Buyer or any Buyer Entity or any committee thereof, or to any director or officer of Buyer or any Buyer Entity. To Buyer’s Knowledge, there has been no instance of fraud by any Buyer Entity, whether or not material.

(d) Records. The records, systems, controls, data and information of the Buyer Entities are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of a Buyer Entity or its accountants (including all means of access thereto and therefrom), except where such non-exclusive ownership and non-direct control has not had or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer. Buyer and Buyer Bank (i) have implemented, and maintain, disclosure controls and procedures (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) to ensure the reliability of the Buyer Financial Statements and to ensure that information relating to the Buyer Entities is made known to the principal executive officer, principal financial officer, or other members of executive management of Buyer by others within those entities as appropriate (A) to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, (B) which allow for maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Assets of the Buyer Entities, (C) that provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Buyer Entities are being made only in accordance with authorizations of management and directors of Buyer, and (D) that provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Assets of the Buyer Entities that could have a material effect on its financial statements, and (ii) have disclosed, based on its most recent evaluation prior to the date hereof, to Buyer’s outside auditors and the audit committee of the board of directors of Buyer (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 13d-15(f) of the Exchange Act) that would be reasonably likely to adversely affect Buyer’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal controls over financial reporting. To the Knowledge of Buyer, there is no reason to believe that Buyer’s outside auditors, its principal executive officer and principal financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due, if required.

(e) Auditor Independence. The independent registered public accounting firm engaged to express its opinion with respect to the Buyer Financial Statements included in the Buyer SEC Reports is, and has been throughout the periods covered thereby, “independent” within the meaning of Rule 2-01 of Regulation S-X. As of the date hereof, the external auditor for Buyer and the Buyer Bank has not resigned or been dismissed as a result of or in connection with any disagreements with Buyer or Buyer Bank on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

5.7.	Books and Records.

The Books and Records of the Buyer Entities have been and are being maintained in the Ordinary Course in accordance and in compliance with all applicable accounting requirements and Laws and are complete and accurate in all material respects to reflect corporate action by the Buyer Entities.

5.8.	Absence of Undisclosed Liabilities.

No Buyer Entity has incurred any Liability, except for Liabilities (a) incurred in the Ordinary Course since December 31, 2023, (b) incurred in connection with this Agreement and the transactions contemplated hereby, or (c) that are accrued or reserved against in the consolidated balance sheet of Buyer as of December 31, 2023 included in the Buyer Financial Statements at and for the period ending December 31, 2023.

5.9.	Absence of Certain Changes or Events.

(a) Since December 31, 2023, there has not been a Material Adverse Effect on Buyer.

(b) Since December 31, 2023, (i) the Buyer Entities have carried on their respective businesses in all material respects only in the Ordinary Course, and (ii) there has not been any material damage, destruction or other casualty loss with respect to any material Asset owned, leased or otherwise used by any Buyer Entity whether or not covered by insurance.

5.10.	Tax Matters.

(a) All Buyer Entities have timely filed with the appropriate Taxing authorities all Tax Returns in all jurisdictions in which such Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. None of the Buyer Entities is the beneficiary of any extension of time within which to file any Tax Return (other than any extensions to file Tax Returns automatically granted). All material Taxes of the Buyer Entities (whether or not shown on any Tax Return) that are due have been fully and timely paid. There are no Liens for Taxes (other than a Lien for Taxes not yet due and payable) on any of the Assets of any of the Buyer Entities. No claim has been made in the last six years in writing by an authority in a jurisdiction where any Buyer Entity does not file a Tax Return that such Buyer Entity may be subject to Taxes by that jurisdiction.

(b) None of the Buyer Entities has received any written notice of assessment or proposed assessment in connection with any amount of Taxes that remain unpaid or are unresolved, and there are no threatened in writing or pending disputes, claims, audits or examinations regarding any Taxes of any Buyer Entity that have not been fully resolved. None of the Buyer Entities has waived any statute of limitations in respect of any Taxes.

(c) Each Buyer Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign Law.

(d) The unpaid Taxes of each Buyer Entity (i) did not, as of the most recent fiscal month end, materially exceed the reserve for Tax Liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Buyer Entity, and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Buyer Entities in filing their Tax Returns.

(e) None of the Buyer Entities is a party to any Tax indemnity, allocation or sharing agreement (other than any agreement solely between the Buyer Entities and other than any customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes), and none of the Buyer Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Buyer) or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law (other than the other members of the consolidated group of which Buyer is parent), or as a transferee or successor.

(f) During the four-year period ending on the date hereof or otherwise as part of a “plan (or series of related transactions”) within the meaning of Section 355(e) of the Code of which the Merger is also a part, none of the Buyer Entities was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify for tax-free treatment under Section 355 of the Code. During the five-year period ending on the date hereof, none of the Buyer Entities was a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(g) No Buyer Entity has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1) or any “tax shelter” within the meaning of Section 6662 of the Code.

(h) None of the Buyer Entities will be required to include after the Closing any material adjustment in taxable income pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing.

5.11.	Assets.

Each Buyer Entity has good and marketable title, or good and valid leasehold interests in, to those Assets reflected in the most recent Buyer Financial Statements as being owned or leased, as applicable, by such Buyer Entity or acquired after the date thereof (except Assets sold or otherwise disposed of since the date thereof in the Ordinary Course), free and clear of all Liens, except Permitted Liens.

5.12.	Compliance with Laws.

Each Buyer Entity has, and since January 1, 2021, has had, in effect all Permits necessary for it to lawfully own, lease, or operate its Assets and to carry on its business as now conducted (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such Permit has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer. There has occurred no Default under any such Permit and to the Knowledge of Buyer no suspension or cancelation of any such Permit is threatened. None of the Buyer Entities:

(a) is in Default under any of the provisions of its articles of incorporation or bylaws (or other governing instruments);

(b) is in material Default under any Laws, or in Default under any Orders, applicable to its business or employees conducting its business; or

(c) subject to Section 10.14, has since January 1, 2021 received any written notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof asserting that any Buyer Entity is not in compliance with any Laws, Orders, or Permits or engaging in an unsafe or unsound activity or troubled condition.

(d) Each Buyer Entity is, and since January 1, 2021 has been, in material compliance with all applicable Laws, regulatory capital requirements, Consents, Permits, Orders, or conditions imposed in writing by a Regulatory Authority, to which they or their Assets may be subject.

(e) None of the Buyer Entities, or to Buyer’s Knowledge, any director, officer, employee, agent or other Person acting on behalf of any Buyer Entity has, directly or indirectly, (i) used any funds of any Buyer Entity for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of any Buyer Entity, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977 or any similar law, (iv) established or maintained any unlawful fund of monies or other Assets of any Buyer Entity, (v) made any fraudulent entry on the Books and Records of any Buyer Entity, (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback, or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for any Buyer Entity, to pay for favorable treatment for business secured or to pay for special concessions already obtained for any Buyer Entity, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, or (vii) violated or is in violation of the Money Laundering Laws, and no action, suit or proceeding by or before any Regulatory Authority or any arbitrator involving any Buyer Entity with respect to the Money Laundering Laws is pending or, to the Knowledge of Buyer, threatened. Each Buyer Entity has been conducting operations at all times in compliance with applicable financial recordkeeping and reporting requirements of all Money Laundering Laws administered and each Buyer Entity has established and maintained a system of internal controls designed to ensure compliance by the Buyer Entities with applicable financial recordkeeping and reporting requirements of the Money Laundering Laws.

(f) As of the date hereof, Buyer, Buyer Bank and each other insured depository institution Subsidiary of Buyer is “well-capitalized” (as that term is defined by applicable Law).

5.13.	Community Reinvestment Act Performance.

Buyer Bank is an “insured depository institution” as defined in the FDIA and applicable regulations thereunder, has received a Community Reinvestment Act of 1977 rating of “satisfactory” or better in its most recently completed performance evaluation, and Buyer has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in Buyer Bank having its current rating lowered such that it is no longer “satisfactory” or better.

5.14.	Material Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral), but excluding any Buyer Benefit Plan, which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Buyer or any Buyer Entity is a party or by which Buyer or any Buyer Entity is bound as of the date hereof has been filed as an exhibit to the most recent Quarterly Report on Form 10-Q filed by Buyer (or a Current Report on Form 8-K subsequent thereto) (each, a “Buyer Contract”).

(b) With respect to each Buyer Contract: (i) the Buyer Contract is legal, valid and binding on a Buyer Entity and is in full force and effect and is enforceable in accordance with its terms; (ii) no Buyer Entity is in material Default thereunder; (iii) no Buyer Entity has repudiated or waived any material provision of any such Contract; (iv) no other party to any such Contract is in material Default or has repudiated or waived any material provision thereunder; and (v) there is not pending or, to the Knowledge of Buyer, threatened cancellations of any Buyer Contract.

5.15.	Legal Proceedings.

There is no Litigation instituted or pending, or, to the Knowledge of Buyer, threatened against any Buyer Entity, or against any current or former director, officer or employee of a Buyer Entity in their capacities as such or Employee Benefit Plan of any Buyer Entity, or against any Asset, interest, or right of any of them, nor are there any Orders outstanding against any Buyer Entity or the Assets of any Buyer Entity, in each case, that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer.

5.16.	Agreements with Regulatory Authorities.

Subject to Section 10.14, no Buyer Entity is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any Contract with, or is a party to any commitment letter, safety and soundness compliance plan, or similar undertaking to, or is subject to any Order or directive by, or has been ordered to pay any civil money penalty by, or has been a recipient of any supervisory letter from, or has adopted any policies, procedures or board resolutions at the request or suggestion of any, Regulatory Authority that currently restricts in any respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management, its business, or Buyer Bank’s acceptance of brokered deposits (each, whether or not set forth in Buyer’s Disclosure Memorandum, a “Buyer Regulatory Agreement”), nor has any Buyer Entity been advised in writing or, to Buyer’s Knowledge, orally, since January 1, 2021, by any Regulatory Authority that Buyer Bank is in troubled condition or that the Regulatory Authority is considering issuing, initiating, ordering, or requesting any such Buyer Regulatory Agreement.

5.17.	Investment Securities.

(a) Each Buyer Entity has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements, pledged to secure deposits of public funds, borrowings of federal funds or borrowings from the Federal Reserve Banks or Federal Home Loan Banks or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Buyer SEC Reports, and (ii) to the extent such securities or commodities are pledged in the Ordinary Course to secure obligations of a Buyer Entity. Such securities are valued on the books of Buyer in accordance with GAAP.

(b) Each Buyer Entity employs, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Buyer believes are prudent and reasonable in the context of their respective businesses, and each Buyer Entity has, since January 1, 2021, been in compliance with such policies, practices and procedures in all material respects.

5.18.	Derivative Instruments and Transactions.

All Derivative Transactions whether entered into for the account of any Buyer Entity or for the account of a customer of any Buyer Entity (a) were entered into in the Ordinary Course and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Regulatory Authorities, (b) are legal, valid and binding obligations of the Buyer Entity party thereto and (c) are in full force and effect and enforceable in accordance with their terms, and (d) no counterparty is in Default or has repudiated or waived any provision thereunder. Buyer Entities and, to the Knowledge of Buyer, the counterparties to all such Derivative Transactions, have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To the Knowledge of Buyer, there are no material breaches, violations or Defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position of the Buyer Entities on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the Books and Records of the Buyer Entities in accordance with GAAP.

5.19.	Statements True, Complete and Correct.

(a) None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Registration Statement to be filed by Buyer with the SEC will, when supplied or when the Registration Statement becomes effective (or when incorporated by reference), be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. The portions of the Registration Statement and the Joint Proxy/Prospectus relating to Buyer Entities and other portions within the reasonable control of Buyer Entities will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder at the time the Registration Statement becomes effective and at the time the Joint Proxy/Prospectus is filed with the SEC and first mailed.

(b) None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion (including by incorporation by reference) in the Joint Proxy/Prospectus, and any other documents to be filed by a Buyer Entity or any Affiliate thereof with any Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such information is supplied and such documents are filed (or when incorporated by reference), and with respect to the Joint Proxy/Prospectus, when first mailed to the shareholders of Buyer, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy/Prospectus or any amendment thereof or supplement thereto, at the time of the Buyer Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Buyer Meeting.

5.20.	State Takeover Statutes and Takeover Provisions.

Buyer has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Statutes. No Buyer Entity is the beneficial owner (directly or indirectly) of more than 10% of the outstanding capital stock of Seller entitled to vote in the election of Seller’s directors.

5.21.	Opinion of Financial Advisor.

Prior to the execution of this Agreement, the Board of Directors of Buyer has received the opinion of Stephens Inc., which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date, to the effect that, as of the date of such opinion, the Exchange Ratio in the Merger is fair, from a financial point of view, to holders of Buyer Common Stock. Such opinion has not been amended or rescinded.

5.22.	Tax and Regulatory Matters.

No Buyer Entity or any Affiliate thereof has taken or agreed to take any action (or failed to take or agreed to fail to take any action), and Buyer does not have any Knowledge of any agreement, plan or other circumstance, that is reasonably likely to (a) prevent the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (b) materially impede or delay receipt of any of the Requisite Regulatory Approvals.

5.23.	Loan Matters.

(a) Each Loan currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of the obligor named therein, and assuming due authorization, execution and delivery thereof by such obligor and obligors, enforceable in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exceptions).

(b) Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, Buyer’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.

(c) None of the Contracts pursuant to which any Buyer Entity has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d) There are no outstanding Loans made by Buyer or any Buyer Entity to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of any Buyer Entity, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(e) Subject to Section 10.14, no Buyer Entity is now, nor has it ever been since January 1, 2021, subject to any material fine, suspension, settlement or other Contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Regulatory Authority relating to the origination, sale or servicing of mortgage or consumer Loans.

5.24.	Deposits.

All of the deposits held by Buyer Bank (including the records and documentation pertaining to such deposits) are held in compliance with (a) all applicable policies, practices and procedures of Buyer Bank and (b) all applicable Laws, including Money Laundering Laws and anti-terrorism or embargoed Persons requirements. All deposit account applications have been solicited, taken and evaluated and applicants notified in a manner that complied with all applicable Laws. All deposit accounts have been maintained and serviced by Buyer or its Affiliates in accordance with the deposit account agreements and Buyer’s applicable policies, practices and procedures. The terms and conditions of each deposit account comply with the applicable deposit account agreement to which they relate. All of the deposits held by Buyer Bank are insured to the maximum limit set by the FDIC, and the FDIC premium and all assessments have been fully paid, and no proceedings for the termination or revocation of such insurance are pending, or, to the Knowledge of Buyer, threatened.

5.25.	Allowance for Credit Losses.

The ACL reflected in the Buyer Financial Statements was, as of the date of each of the Buyer Financial Statements, in compliance with Buyer’s existing methodology for determining the adequacy of the ACL and in compliance with the standards established by the applicable Regulatory Authority, the Financial Accounting Standards Board and GAAP, and is adequate.

5.26.	Insurance.

Buyer Entities are insured with reputable insurers against such risks and in such amounts as the management of Buyer reasonably has determined to be prudent and consistent with industry practice. The Buyer Entities are in material compliance with their insurance policies and are not in Default under any of the material terms thereof. Each such policy is outstanding and in full force and effect.

5.27.	OFAC; Sanctions.

No Buyer Entity, nor any director or officer or, to the Knowledge of Buyer, any other Representative or other Person acting on behalf of any Buyer Entity (a) is engaging or has engaged in the five years prior to the date of this Agreement in the provision or receipt of any services (including financial services), transfers of goods, software, or technology, or any other activity related to (i) Sanctioned Countries, (ii) the government of any Sanctioned Country, (iii) any Person, entity or organization located in, resident in, formed under the laws of, or owned or controlled by or acting for or on behalf of the government of, any Sanctioned Country, or (iv) any other Person made subject of any Sanctions, (b) engaged in any transfers of goods, technologies or services (including financial services) that may assist the governments of Sanctioned Countries or Persons subject to Sanctions or facilitate money laundering or other activities proscribed by United States Law, (c) is a Person currently the subject of any Sanctions, or (d) is located, organized or resident in any Sanctioned Country.

5.28.	Brokers and Finders.

Except for Stephens Inc., neither Buyer nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

5.29.	Transactions with Affiliates and Insiders.

There are no Contracts, plans, arrangements or other transactions, including extensions of credit, between any Buyer Entity, on the one hand, and (a) any officer, director or record or beneficial owner of 5% or more of the voting securities of any Buyer Entity, (b) to Buyer’s Knowledge, any (i) record or beneficial owner of 5% or more of the voting securities of Buyer or (ii) Affiliate or family member of any such officer, director or record or beneficial owner, or (c) any other Affiliate of Buyer, on the other hand, except those, in each case clauses (a) – (c), of a type available to employees of the Buyer Entities generally and, in the case of Buyer Bank, that are in compliance with Regulation O and Regulation W.

5.30.	No Other Representations and Warranties

(a) Except for the representations and warranties in this ARTICLE 5, Buyer does not make any express or implied representation or warranty with respect to the Buyer Entities, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Buyer hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, and except for the representations and warranties made by Buyer in this ARTICLE 5, Buyer does not make and has not made any representation to Seller or any of Seller’s Affiliates or Representatives with respect to any oral or written information presented to Seller or any of Seller’s Affiliates or Representatives in the course of their due diligence investigation of Seller (including any financial projections or forecasts), the negotiation of this Agreement, or in the course of the transactions contemplated hereby.

(b) Buyer acknowledges and agrees that Seller has not made and is not making any express or implied representation or warranty other than those contained in ARTICLE 4.

ARTICLE 6

CONDUCT OF BUSINESS PENDING CONSUMMATION

6.1.	Affirmative Covenants of Seller.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained (such consent not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly contemplated herein or as set forth in Section 6.1 of Seller’s Disclosure Memorandum, Seller shall, and shall cause each of the Seller Subsidiaries to, (a) operate its business only in the Ordinary Course, and (b) use its reasonable best efforts to preserve intact its business (including its organization, Assets, goodwill and insurance coverage), and maintain its rights, Permits, franchises, business relationships with customers, vendors, strategic partners, suppliers, distributors and others doing business with it, and the services of its officers and Key Employees.

6.2.	Negative Covenants of Seller.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained (such consent not to be unreasonably withheld, conditioned or delayed), and, except as required by Law, otherwise expressly contemplated herein or as set forth in Section 6.2 of Seller’s Disclosure Memorandum, Seller covenants and agrees that it will not do, or permit any of the Seller Subsidiaries to do, any of the following:

(a) amend, waive, rescind or otherwise modify the articles of incorporation or bylaws or other comparable governing instruments of any Seller Entity;

(b) incur, assume, guarantee, endorse or otherwise as an accommodation become responsible for any additional debt obligation or other obligation for borrowed money (other than indebtedness of Seller to Seller Bank or of Seller Bank to Seller, or the creation of deposit liabilities, purchases of federal funds, borrowings from any Federal Home Loan Bank, or sales of certificates of deposits, in each case incurred in the Ordinary Course);

(c) (i) repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into or exchangeable or exercisable for any shares, of the capital stock of any Seller Entity (except for the vesting or settlement of Seller Equity Rights and dividend equivalents thereon, in each case, in the Ordinary Course and in accordance with the terms of the applicable award agreements in effect on the date hereof), or (ii) make, declare, pay or set aside for payment any dividend or set any record date for or declare or make any other distribution in respect of Seller’s capital stock or other equity interests (except for regular quarterly cash dividends by Seller at a rate not in excess of $0.25 per share of Seller Common Stock);

(d) issue, grant, sell, pledge, dispose of, encumber, authorize or propose the issuance of, enter into any Contract to issue, grant, sell, pledge, dispose of, encumber, or authorize or propose the issuance of, or otherwise permit to become outstanding, (i) any additional shares of Seller Common Stock or any other capital stock of any Seller Entity, or (ii) any Equity Rights with respect to the securities of any Seller Entity;

(e) adopt or implement any shareholder rights plan or similar arrangement;

(f) directly or indirectly adjust, split, combine or reclassify any capital stock or other equity interest of any Seller Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Seller Common Stock, or sell, transfer, lease, mortgage, permit any Lien, or otherwise dispose of, discontinue or otherwise encumber (i) any shares of capital stock or other equity interests of any Seller Entity (unless any such shares of capital stock or other equity interest are sold or otherwise transferred to one of the Seller Entities), or (ii) any Asset other than pursuant to Contracts in force at the date of the Agreement or sales of investment securities in the Ordinary Course;

(g) (i) purchase any securities or make any acquisition of or investment in (except in the Ordinary Course), either by purchase of stock or other securities or equity interests, contributions to capital, Asset transfers, purchase of any Assets (including any investments or commitments to invest in real estate or any real estate development project) or other business combination, or by formation of any joint venture or other business organization or by contributions to capital (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course), of any Person other than a Seller Entity, or otherwise acquire direct or indirect control over any Person, or (ii) enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization, recapitalization or complete or partial liquidation or dissolution (other than consolidations, mergers or reorganizations solely among wholly owned Seller Subsidiaries), or a letter of intent, memorandum of understanding or agreement in principle with respect thereto;

(h) (i) grant any increase in compensation or benefits to the employees or officers of any Seller Entity, except for merit-based or promotion-based increases in annual base salary or wage rate for employees (other than directors of Seller) in the Ordinary Course that do not exceed, in the aggregate, 4% of the aggregate cost of all employee annual base salaries and wages in effect as of the date hereof, (ii) accelerate the vesting of any equity based awards or other compensation, (iii) pay any (A) severance or termination pay or (B) any bonus, in either case other than pursuant to the terms of a Seller Benefit Plan in effect on the date hereof and in the case of clause (A) subject to receipt of an effective release of claims from the employee, and in the case of clause (B) to the extent required under the terms of the Seller Benefit Plan without the exercise of any upward discretion, (iv) enter into, amend, or increase the benefits payable under any severance, change in control, retention, bonus guarantees, collective bargaining agreement or similar agreement or arrangement with employees or officers of any Seller Entity, (v) waive any stock repurchase rights, or grant, accelerate, amend (except to the extent necessary to comply with Section 2.3) or change the period of exercisability or vesting of any Equity Rights or restricted stock, or authorize cash payments in exchange for any Equity Rights, (vi) fund any rabbi trust or similar arrangement, (vii) terminate the employment or services of any officer or any employee whose annual base compensation is greater than $200,000, other than for cause, (viii) hire any officer, employee, independent contractor or consultant (who is a natural person) who has annual base compensation greater than $200,000, or (ix) implement or announce any employee layoff that would reasonably be expected to implicate the WARN Act;

(i) enter into, amend or renew any employment or Independent Contractor Contract between any Seller Entity and any Person requiring payments thereunder in excess of $200,000 in any 12-month period that the Seller Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

(j) except with respect to an existing Seller Benefit Plan that is intended to be tax-qualified and in the opinion of counsel is necessary or advisable to maintain the tax qualified status, (i) adopt or establish any plan, policy, program or arrangement that would be considered a Seller Benefit Plan if such plan, policy, program or arrangement were in effect as of the date of this Agreement, or amend in any material respect any existing Seller Benefit Plan, terminate or withdraw from, or amend, any Seller Benefit Plan, (ii) make any distributions from such Seller Benefit Plans, except as required by the terms of such plans, or (iii) fund or in any other way secure the payment of compensation or benefits under any Seller Benefit Plan;

(k) except in each case as may be required by applicable Tax Laws, regulatory accounting requirements or GAAP, as applicable, (i) make any change in any accounting principles, practices or methods or systems of internal accounting controls, (ii) make or change any material Tax election, Tax accounting method, taxable year or period, (iii) file any amended material Tax Return, stop maintaining withholding certificates in respect of any Person required to be maintained under the Code or the Treasury Regulations, or agree to an extension or waiver of any statute of limitations with respect to the assessment or determination of Taxes, (iv) settle or compromise any Tax liability of any Seller Entity; enter into any closing agreement with respect to any Tax, or (v) surrender any right to claim a Tax refund;

(l) write up, write down or write off the book value of any Assets, except in accordance with GAAP;

(m) (i) commence any Litigation other than in the Ordinary Course, or (ii) settle, waive or release, or agree or consent to the issuance of any Order in connection with any Litigation (A) involving any Liability of any Seller Entity for money damages in excess of $250,000 in the aggregate or that would impose any restriction on the operations, business or Assets of any Seller Entity or the Surviving Corporation, or (B) arising out of or relating to the transactions contemplated hereby;

(n) (i) enter into, renew, extend, modify, amend or terminate any Seller Contract or any Contract which would be a Seller Contract if it were in existence on the date hereof or any Contract, plan, arrangement or other transaction of the type described in Section 4.18, or (ii) waive, release, compromise or assign any material rights or claims under any Contract, plan, arrangement or other transaction described in the foregoing clause (i);

(o) (i) enter into any new line of business or change in any material respect its lending, investment, deposit, liquidity, risk and asset-liability management, interest rate, fee pricing or other material banking or operating policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), or (ii) change its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans except as required by rules or policies imposed by a Regulatory Authority;

(p) make, or commit to make, any capital expenditures that exceed by more than 5% in the aggregate the capital expenditures budget of Seller as in effect on the date hereof;

(q) make any material changes in its policies and practices with respect to insurance policies including materially reducing the amount of insurance coverage currently in place or failing to renew or replace any existing insurance policies;

(r) materially change or restructure its investment securities portfolios, its investment securities practice or policies, its hedging practices or policies, or change its policies with respect to the classification or reporting of such portfolios or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements, or change its interest rate exposure through purchases, sales or otherwise, or the manner in which its investment securities portfolios are classified or reported;

(s) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(t) make or acquire any Loan or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any Loan, or amend or modify in any material respect any Loan (including in any manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by Seller); provided, that if Buyer does not respond to a request for consent pursuant to this Section 6.2(t) within three Business Days of having received such request together with the relevant Loan package, such non-response shall be deemed to constitute consent; provided, further, that the foregoing shall not apply to (i) Loans or commitments for Loans with a principal balance less than $10,000,000 in full compliance with Seller Bank’s underwriting policy and related Loan policies in effect as of the date of this Agreement without utilization of any of the exceptions provided in such underwriting policy and related Loan policies (provided that this exception shall not permit any Seller Entity to acquire such Loans), (ii) Loans or commitments for Loans with a principal balance less than $7,500,000 in full compliance with Seller Bank’s underwriting policy and related Loan policies in effect as of the date of this Agreement, including pursuant to an exception to such underwriting policy and related Loan policies that is reasonable in light of the underwriting of the borrower for such Loan or commitment (provided that this exception shall not permit any Seller Entity to acquire such Loans), (iii) amendments or modifications of any existing Loan in full compliance with Seller Bank’s underwriting policy and related Loan policies in effect as of the date of this Agreement without utilization of any of the exceptions provided in such underwriting policy and related loan policies (provided that such Loan is not a Criticized Loan), and (iv) amendments or modifications of any existing Loan with a principal balance less than $5,000,000 in full compliance with Seller Bank’s underwriting policy and related Loan policies in effect as of the date of this Agreement, including pursuant to an exception to such underwriting policy and related Loan policies that is reasonable in light of the underwriting of the borrower for such Loan or commitment (provided that such Loan is not a Criticized Loan);

(u) cancel, compromise, waive, or release any material indebtedness owed to any Person or any rights or claims held by any Person, except for (i) sales of Loans and sales of investment securities, in each case in the Ordinary Course, or (ii) as expressly required by the terms of any Contracts in force at the date of the Agreement, and in any event without recourse;

(v) permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or make any application to open, relocate or close any branch or other facility;

(w) except for non-exclusive licenses and the expiration of Intellectual Property in the Ordinary Course, sell, assign, dispose of, abandon, allow to expire, license or transfer any material Intellectual Property of the Seller Entity;

(x) enter into any securitizations of any Loans or create any special purpose funding or variable interest entity other than on behalf of clients;

(y) notwithstanding any other provisions hereof, take any action that could reasonably be expected to (i) impede or materially delay consummation of the transactions contemplated by this Agreement on a timely basis, (ii) require the receipt of any Permit or Consent of any Regulatory Authority or third party not referenced in Section 7.4(a), (iii) result in any of the conditions set forth in ARTICLE 8 not being satisfied, or (iv) impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis; or

(z) agree to take, make any commitment to take, or adopt any resolutions of Seller’s board of directors in support of, any of the actions prohibited by this Section 6.2.

6.3.	Covenants of Buyer.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Seller shall have been obtained, and except as required by Law, otherwise expressly contemplated herein, or as set forth in Section 6.3 of Buyer’s Disclosure Memorandum, Buyer covenants and agrees that it shall not, or permit any of the Buyer Subsidiaries to:

(a) amend the articles of incorporation, bylaws or other governing instruments of Buyer or any Significant Subsidiaries (as defined in Regulation S-X promulgated by the SEC) in a manner that would adversely affect Seller or the holders of Seller Common Stock adversely relative to other holders of Buyer Common Stock;

(b) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(c) notwithstanding any other provisions hereof, take any action (including any proposed acquisition by Buyer of 20% or more of the equity or 25% or more of the assets of an unaffiliated depository institution) that could reasonably be expected to (i) impede or materially delay consummation of the transactions contemplated by this Agreement on a timely basis, (ii) require the receipt of any Permit or Consent of any Regulatory Authority or third party not referenced in Section 7.4(a), (iii) result in any of the conditions set forth in ARTICLE 8 not being satisfied, or (iv) impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis; or

(d) agree to take, make any commitment to take, or adopt any resolutions of Buyer’s board of directors in support of, any of the actions prohibited by this Section 6.3.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1.	Registration Statement; Joint Proxy/Prospectus; Shareholder Approval.

(a) Buyer and Seller shall promptly prepare and file with the SEC the Joint Proxy/Prospectus and Buyer shall prepare and file with the SEC the Registration Statement (including the Joint Proxy/Prospectus) as promptly as reasonably practicable after the date of this Agreement, subject to full cooperation of both Parties and their respective advisors and accountants. Buyer and Seller agree to cooperate, and to cause their respective Subsidiaries to cooperate, with the other Party and its counsel and its accountants in the preparation of the Registration Statement and the Joint Proxy/Prospectus. Each of Buyer and Seller agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof, and to promptly thereafter mail or deliver the Joint Proxy/Prospectus (including the Registration Statement) to its respective shareholders. Buyer also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Seller shall furnish all information concerning Seller and the holders of Seller Common Stock as may be reasonably requested in connection with any such action.

(b) Each of Seller and Buyer shall duly call, give notice of, establish a record date for, convene and hold a shareholders’ meeting (the “Seller Meeting“ and the “Buyer Meeting”, respectively), to be held as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of obtaining the Seller Shareholder Approval and the Buyer Shareholder Approval and, if so desired and mutually agreed, such other matters of the type customarily brought before an annual or special meeting of shareholders. Seller and Buyer shall use their reasonable best efforts to cooperate to hold the Seller Meeting and the Buyer Meeting on the same day and at the same time, and to set the same record date for each such meeting. Seller agrees that its obligations pursuant to this Section 7.1(b) shall not be affected by the commencement, proposal, disclosure, or communication to Seller of any Acquisition Proposal.

(c) The board of directors of each of Seller and Buyer shall (i) unanimously recommend to its shareholders the approval of (A) this Agreement and the transactions contemplated hereby, in the case of Seller (the “Seller Recommendation”), and (B) this Agreement and the transactions contemplated hereby, including the Buyer Share Issuance, in the case of Buyer (the “Buyer Recommendation”), (ii) include such Seller Recommendation, in the case of Seller, and Buyer Recommendation, in the case of Buyer, in the Joint Proxy/Prospectus, and (iii) use its reasonable best efforts to obtain the Seller Shareholder Approval, in the case of Seller, and the Buyer Shareholder Approval, in the case of Buyer. If requested by Buyer, Seller shall retain a proxy solicitor reasonably acceptable to, and on terms reasonably acceptable to, Buyer in connection with obtaining the Seller Shareholder Approval.

(d) Neither the board of directors of Seller nor any committee thereof shall (i) withhold, withdraw, qualify or modify, in a manner adverse to Buyer, the Seller Recommendation, (ii) fail to make the Seller Recommendation or otherwise submit this Agreement to Seller’s shareholders without recommendation, (iii) adopt, approve, agree to, accept, recommend, submit to its shareholders, or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Seller Recommendation, in each case of clause (A) and (B), within five Business Days (or such fewer number of days as remains prior to Seller Meeting) after an Acquisition Proposal is made public or any request by Buyer to do so; provided, that the taking of no position or a neutral position by the board of directors of Seller in respect of the acceptance of any such Acquisition Proposal as of the end of such period shall constitute a failure to recommend against such Acquisition Proposal, (v) take any action to exempt any Person (other than any Buyer Entity) or any action taken by any Person (other than any Buyer Entity) from any Takeover Statute, (vi) take any action, or make any public statement, filing or release inconsistent with the Seller Recommendation, or (vii) publicly propose to do any of the foregoing (any of the foregoing being a “Change in the Seller Recommendation”).

(e) Neither the board of directors of Buyer nor any committee thereof shall (i) withhold, withdraw, qualify or modify in a manner adverse to Seller, the Buyer Recommendation, (ii) fail to make the Buyer Recommendation or otherwise submit this Agreement to Buyer’s shareholders without recommendation, (iii) take any action, or make any public statement, filing or release inconsistent with the Buyer Recommendation, or (iv) publicly propose to do any of the forgoing (any of the foregoing being a “Change in the Buyer Recommendation”).

(f) Seller or Buyer, as applicable, shall adjourn or postpone its respective shareholder meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of Buyer Common Stock or Seller Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Seller shall adjourn or postpone the Seller Meeting if, as of the time for which the Seller Meeting is scheduled, Seller has not recorded proxies representing a sufficient number of shares necessary to obtain the Seller Shareholder Approval. Notwithstanding anything to the contrary herein, the Seller Meeting and the Buyer Meeting shall be convened and this Agreement shall be submitted to the shareholders of Seller at the Seller Meeting and to the shareholders of Buyer at the Buyer Meeting for the purpose of voting on the approval of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Seller or Buyer, respectively, of such obligation.

7.2.	Acquisition Proposals.

(a) No Seller Entity shall, and it shall cause its Representatives not to, directly or indirectly, (i) solicit, initiate, seek, encourage (including by providing information or assistance), facilitate or induce any Acquisition Proposal, (ii) engage or participate in any discussions or negotiations regarding, or furnish or cause to be furnished to any Person any information or data with respect to, or afford access to the business, personnel, Assets or Books and Records of the Seller Entities in connection with, or take any other action to solicit, facilitate or induce the making of, any inquiry, offer or proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (iii) grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other Contract), (iv) adopt, approve, agree to, accept, endorse or recommend any Acquisition Proposal, (v) approve, agree to, accept, endorse or recommend, or propose to approve, agree to, accept, endorse or recommend any Acquisition Agreement contemplating or otherwise relating to any Acquisition Transaction, or (vi) otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 7.2 by any Subsidiary or Representative of Seller shall constitute a breach of this Section 7.2 by Seller. In addition to the foregoing, Seller shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.

(b) Notwithstanding anything to the contrary in Section 7.2(a), if Seller or any of its Representatives receives an unsolicited, bona fide written Acquisition Proposal by any Person at any time prior to Seller Shareholder Approval in circumstances that did not involve a breach of Section 7.2(a), Seller and its Representatives may, prior to (but not after) the Seller Meeting, take the following actions if the board of directors of Seller (or any committee thereof) has (i) determined, in its good faith judgment (after consultation with Seller’s financial advisors of national reputation and outside legal counsel), that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal and that the failure to take such actions would reasonably likely cause it to violate its fiduciary duties under applicable Law, (ii) provided Buyer with at least five Business Day prior notice of such determination, and (iii) obtained from such Person an executed confidentiality agreement containing terms at least as restrictive with respect to such Person as the terms of the Confidentiality Agreement is in each provision with respect to Buyer (and such confidentiality agreement shall not provide such Person with any exclusive right to negotiate with Seller or otherwise prevent Seller from providing any information to Buyer in accordance with this Agreement or otherwise comply with its obligations under this Agreement): (A) furnish information to (but only if Seller shall have provided such information to Buyer prior to furnishing it to any such Person), and (B) enter into discussions and negotiations with, such Person with respect to such unsolicited, bona fide written Acquisition Proposal. Seller shall provide Buyer with an accurate and complete copy of any such confidentiality agreement promptly (but in no event more than 24 hours) of the execution thereof and Seller shall not terminate, waive, amend, release or modify any provision of any such confidentiality agreement.

(c) Promptly (but in no event more than 24 hours) following receipt of any Acquisition Proposal or any inquiry, proposal or offer, including any request for nonpublic information, that expressly contemplates or could reasonably be expected to lead to any Acquisition Proposal, Seller shall advise Buyer in writing of the receipt of such Acquisition Proposal, inquiry, proposal or offer, and the terms and conditions of such Acquisition Proposal, inquiry, proposal or offer (including, in each case, the identity of the Person making any such Acquisition Proposal, inquiry, proposal or offer), and Seller shall as promptly as practicable provide to Buyer (i) a copy of such Acquisition Proposal, inquiry, proposal or offer, if in writing, or (ii) a written summary of the material terms of such Acquisition Proposal, inquiry, proposal or offer, if oral. Seller shall provide Buyer as promptly as practicable (but in no event more than 24 hours) with written notice setting forth all such information as is necessary to keep Buyer informed on a current basis of all developments, discussions, negotiations and communications regarding (including amendments or proposed amendments to) such Acquisition Proposal, inquiry, proposal or offer, including by providing a copy of documentation relating thereto.

(d) Notwithstanding anything herein to the contrary, at any time prior to the Seller Meeting, the board of directors of Seller may submit this Agreement to Seller’s shareholders without recommendation (although the resolution approving this Agreement as of the date hereof may not be rescinded or amended), if (i) after the date hereof, Seller has received a Superior Proposal (after giving effect to the terms of any revised offer by Buyer pursuant to this Section 7.2(d)), and (ii) the board of directors of Seller has determined in good faith, after consultation with its outside legal counsel and, in the case of financial matters, with its financial advisors of national reputation, that it would reasonably likely to be a violation of the directors’ fiduciary duties under applicable Law to make or continue to make the Seller Recommendation; provided, that the board of directors of Seller may not take the actions set forth in this Section 7.2(d) unless:

(i) Seller has complied in all respects with this Section 7.2;

(ii) Seller has provided Buyer at least five Business Days prior written notice of its intention to take such action and a reasonable description of the events or circumstances giving rise to its determination to take such action (including all necessary information under Section 7.2(c));

(iii) during such five Business Day period, Seller has and has caused its financial advisors of national reputation and outside legal counsel to, consider and negotiate with Buyer in good faith (to the extent Buyer desires to so negotiate) regarding any proposals, adjustments or modifications to the terms and conditions of this Agreement proposed by Buyer; and

(iv) the board of directors of Seller has determined in good faith, after consultation with its financial advisors of national reputation and outside legal counsel and considering the results of such negotiations and giving effect to any proposals, amendments or modifications proposed to by Buyer, if any, that such Superior Proposal remains a Superior Proposal and that it would nevertheless would reasonably likely to be a violation of the directors’ fiduciary duties under applicable Law to make or continue to make the Seller Recommendation.

Any material amendment to any Acquisition Proposal, will be deemed to be a new Acquisition Proposal for purposes of this Section 7.2(d) and will require a new determination and notice period as referred to in this Section 7.2(d).

(e) Notwithstanding anything herein to the contrary, at any time prior to the Buyer Meeting, the board of directors of Buyer may submit this Agreement to Buyer’s shareholders without recommendation (although the resolution approving this Agreement as of the date hereof may not be rescinded or amended), if the board of directors of Buyer has determined in good faith, after consultation with outside legal counsel, that it would reasonably likely to be a violation of the directors’ fiduciary duties under applicable Law to make or continue to make the Buyer Recommendation; provided, that the board of directors of Buyer may not take the actions set forth in this Section 7.2(e) unless:

(i) Buyer has provided Seller at least five Business Days prior written notice of its intention to take such action and a reasonable description of the events or circumstances giving rise to its determination to take such action;

(ii) during such five Business Day period, Buyer has and has caused its financial advisors of national reputation and outside legal counsel to, consider and negotiate with Seller in good faith (to the extent Seller desires to so negotiate) regarding any proposals, adjustments or modifications to the terms and conditions of this Agreement proposed by Seller; and

(iii) the board of directors of Buyer has determined in good faith, after consultation with its financial advisors of national reputation and outside legal counsel and considering the results of such negotiations and giving effect to any proposals, amendments or modifications proposed by Seller, if any, that it would nevertheless would reasonably likely to be a violation of the directors’ fiduciary duties under applicable Law to make or continue to make the Buyer Recommendation.

The provisions of this Section 7.2(e) are not available to Buyer and Buyer must submit this Agreement to its shareholders with a Buyer Recommendation in the event the proposed basis for submitting this Agreement to Buyer’s shareholders without a Buyer Recommendation would be (i) a proposed acquisition by Buyer of 20% or more of the equity or 25% or more of the assets of an unaffiliated depository institution or (ii) a proposed acquisition by an unaffiliated depository institution of 20% or more of the equity or 25% or more of the assets of Buyer.

(f) Seller and Seller Subsidiaries shall, and Seller shall direct its Representatives to, (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any offer or proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (ii) immediately terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal, and (iii) promptly (but in no event later than 48 hours following the execution of this Agreement) request the prompt return or destruction of all confidential information previously furnished to any Person (other than Buyer and its Representatives) that has made or indicated an intention to make an Acquisition Proposal.

(g) Nothing contained in this Agreement shall prevent Seller or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to the shareholders of Seller; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

7.3.	Exchange Matters.

Buyer shall use its reasonable best efforts to list, prior to the Effective Time, on NYSE, subject to official notice of issuance, the shares of Buyer Common Stock to be issued to the holders of Seller Common Stock pursuant to this Agreement, and Buyer shall give all notices and make all filings with NYSE required in connection with the transactions contemplated herein.

7.4.	Consents of Regulatory Authorities.

(a) The Parties shall, and shall cause their respective Subsidiaries to, cooperate with each other and use their respective reasonable best efforts to prepare all documentation, to effect all applications, notices, petitions, and filings, and to obtain all Permits and Consents of all third parties and Regulatory Authorities, including the Requisite Regulatory Approvals, that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Mergers), and to comply with the terms and conditions of all such Permits, Consents, and Requisite Regulatory Approvals. Each of Buyer and Seller shall use its respective reasonable best efforts to resolve objections, if any, which may be asserted with respect to this Agreement or the transactions contemplated hereby by any Regulatory Authority or under any applicable Law or Order. Notwithstanding the foregoing, in no event shall any Buyer Entities be required, and the Seller Entities shall not be permitted (without Buyer’s prior written consent in its sole discretion), to take any action, or commit to take any action, or to accept any restriction, commitment or condition, involving the Buyer Entities or the Seller Entities, which would reasonably be expected to be materially financially burdensome to the business, operations, financial condition or results of operations on of the business of the Buyer Entities or on the business of Seller Entities, in each case, following the Closing (any such condition or restriction, a “Burdensome Condition”); provided, that the matters set forth in Section 7.4(a) of Buyer’s Disclosure Memorandum shall not be deemed to be a Burdensome Condition.

(b) Each of the Parties shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or Regulatory Authority in connection with the transactions contemplated by this Agreement, provided, that Seller shall not have the right to review portions of material filed by Buyer with a Regulatory Authority that contain competitively sensitive business or other proprietary information or confidential supervisory information. In exercising the foregoing right, each of the Parties agrees to act reasonably and as promptly as practicable. Each Party agrees that, subject to applicable Law, it will consult with the other Party with respect to the obtaining of all Permits and Consents of third parties and Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other Party apprised of the status of material matters relating to completion of the transactions contemplated hereby, including advising the other Party upon receiving any communication from a Regulatory Authority the Consent of which is required for the consummation of the Mergers and the other transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of such Requisite Regulatory Approval may be materially delayed. Seller shall consult with Buyer in advance of any meeting or conference with any Regulatory Authority in connection with the transactions contemplated by this Agreement (other than non-material and routine communications between counsel and a Regulatory Authority regarding the regulatory approval process or status) and, to the extent permitted by such Regulatory Authority, give Buyer and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(c) Subject to Section 10.14 and applicable Laws, each Party agrees, upon request, to promptly furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, Joint Proxy/Prospectus or any other statement, filing, notice or application made by or on behalf of Buyer, Seller or any of their respective Subsidiaries to any third party or Regulatory Authority in connection with the transactions contemplated by this Agreement.

7.5.	Access to Information; Confidentiality and Notification of Certain Matters.

(a) Seller and Buyer shall each promptly advise the other of any (i) fact, change, event, effect, condition, occurrence, development or circumstance (A) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it, (B) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in ARTICLE 8, or (C) which it believes would or would be reasonably likely to cause the failure of any of the conditions in ARTICLE 8, or (ii) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated hereby; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 7.5(a) or the failure of any condition set forth in ARTICLE 8 to be satisfied, or otherwise constitute a breach of this Agreement by the Party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in ARTICLE 8 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 7.5(a) shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to Buyer. Seller shall promptly advise Buyer of any actions taken between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement by or on behalf of Seller or any of the Seller Subsidiaries that are outside the Ordinary Course, except for actions that are expressly contemplated herein (other than Section 6.2).

(b) Prior to the Effective Time, subject to Section 10.14, Seller shall permit, and cause each of the Seller Subsidiaries and the Representatives of the Seller Entities to afford to, the Representatives of Buyer to make or cause to be made such investigation of the business, Assets, information technology systems, Contracts, Books and Records, and personnel and such other information of the Seller Entities and of their respective financial and legal conditions as Buyer may reasonably request and furnish to Buyer promptly all other information concerning its business, Assets, information technology systems, Contracts, Books and Records, and personnel and such other information as Buyer may reasonably request, provided that such investigation or requests shall not unreasonably interfere with normal operations of the Party. No investigation by Buyer shall affect or be deemed to modify or waive the representations, warranties, covenants and agreements of Seller in this Agreement, or the conditions of Buyer’s obligation to consummate the transactions contemplated by this Agreement. Neither Buyer nor Seller nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Buyer’s or Seller’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the Parties) or contravene any Law, fiduciary duty or binding Contract entered into prior to the date of this Agreement. The Parties will make appropriate substitute arrangements to permit reasonable disclosure under circumstances in which the restrictions of the preceding sentence apply.

(c) Each Party shall, and shall cause its Subsidiaries and Representatives to, hold and use any information obtained in connection with this Agreement and the transactions contemplated hereby in accordance with the terms of the Mutual Confidentiality and Nondisclosure Agreement dated March 7, 2024, between Buyer and Seller (the “Confidentiality Agreement”).

7.6.	Press Releases.

Seller shall consult with Buyer before issuing any press release or other public disclosure or communication (including communications to employees, agents and contractors) related to this Agreement or the transactions contemplated hereby and shall not issue such press release or other public disclosure without the prior written consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that nothing in this Section 7.6 shall be deemed to prohibit Seller from (a) making any press release or other public disclosure as, upon the advice of the outside counsel, is required by Law or the rules or regulations of any securities exchange, in which case Seller shall use its reasonable best efforts to allow Buyer reasonable time to comment on such release or disclosure in advance of the issuance thereof, and (b) making any public disclosure in response to questions from the press, analysts, investors or those attending industry conferences, making internal announcements to employees or making disclosures in any documents filed with or furnished to the SEC, in each case, to the extent that such statements are consistent with previous press releases or public disclosures made jointly by the Parties and otherwise in compliance with this Section 7.6. The Parties have agreed upon the form of a joint press release and investor presentation announcing the execution of this Agreement.

7.7.	Tax Treatment.

(a) Each of the Parties intends, and undertakes and agrees to use its reasonable best efforts to cause the Merger to, and to take no action which would cause the Merger not to, in each case, qualify as a “reorganization” within the meaning of Section 368(a) of the Code for federal income tax purposes. The Parties shall cooperate and use their reasonable best efforts in order to obtain the Tax Opinion. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354, 361 and 368 of the Code.

(b) Each of the Parties shall use its reasonable best efforts to cause their appropriate officers to execute and deliver to Covington & Burling LLP and Alston & Bird LLP certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, including as of the effective date of the Joint Proxy/Prospectus and the Closing Date, in connection with such counsel’s deliveries of Tax Opinions with respect to the Tax treatment of the Merger.

(c) Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of the Parties shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and shall not take any inconsistent position therewith in any Tax Return.

7.8.	Employee Benefits.

(a) For a period of one year following the Effective Time, except as contemplated by this Agreement, Buyer shall cause to be provided to employees who are actively employed by a Seller Entity on the Closing Date (“Covered Employees”) while employed by Buyer following the Closing Date employee benefits under Buyer Benefit Plans, on terms and conditions which are, in the aggregate, substantially comparable to those provided by Buyer Entities to their similarly situated employees; provided, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of any Buyer Entity. Until such time as Buyer shall cause the Covered Employees to participate in the applicable Buyer Benefit Plans, the continued participation of the Covered Employees in the Seller Benefit Plans shall be deemed to satisfy the foregoing provisions of this clause (it being understood that participation in Buyer Benefit Plans may commence at different times with respect to each of Buyer Benefit Plans). For purposes of determining eligibility to participate and vesting under Buyer Benefit Plans, and for purposes of determining a Covered Employee’s entitlement to paid time off under Buyer’s paid time off program, the service of the Covered Employees with a Seller Entity prior to the Effective Time shall be treated as service with a Buyer Entity participating in such Buyer Benefit Plans, to the same extent that such service was recognized by the Seller Entities for purposes of a similar benefit plan; provided, that such recognition of service shall not (i) operate to duplicate any benefits of a Covered Employee with respect to the same period of service, or (ii) apply for purposes of any plan, program or arrangement (A) under which similarly-situated employees of Buyer Entities do not receive credit for prior service, (B) that is grandfathered or frozen, either with respect to level of benefits or participation, or (C) for purposes of retiree medical benefits or level of benefits under a defined benefit pension plan.

(b) From and after the Effective Time, without limiting the generality of Section 7.8(a), with respect to each Covered Employee (and their beneficiaries) Buyer shall use commercially reasonable efforts to cause each life, disability, medical, dental or health plan of Buyer or its Subsidiaries in which each such Covered Employee becomes eligible to participate (to the extent permitted by the applicable carrier) to (i) waive any preexisting condition limitations to the extent such conditions were covered under the applicable life, disability, medical, dental or health plans of the Seller Entities, (ii) provide credit under medical, dental and health plans for any deductibles, co-payment and out-of-pocket expenses incurred by the Covered Employees (and their beneficiaries) under analogous plans of the Seller Entities prior to the Effective Time during the portion of the applicable plan year prior to participation, and (iii) waive any waiting period limitation, actively-at-work requirement or evidence of insurability requirement that would otherwise be applicable to such Covered Employees and their beneficiaries on or after the Effective Time to the extent such employee or beneficiary had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Time.

(c) Prior to the Closing Date, the Seller Entities shall take all necessary action (including without limitation the adoption of resolutions and plan amendments and the delivery of any required notices) to terminate, effective as of no later than the day before the Closing Date, any Seller Benefit Plan that is intended to constitute a tax-qualified plan under Code Section 401(a) (a “401(a) Plan”). Seller shall provide Buyer with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the termination of the 401(a) Plans in advance and give Buyer a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Closing Date, Seller shall provide Buyer with the final documentation evidencing that the 401(a) Plans have been terminated.

(d) Upon request by Buyer in writing prior to the Closing Date, the Seller Entities shall cooperate in good faith with Buyer prior to the Closing Date to amend, freeze, terminate or modify any other Seller Benefit Plan, including the termination of any Seller Benefit Plan this is a nonqualified deferred compensation plan (as defined in Section 409A of the Code) (collectively, “Seller Nonqualified Plans”), to the extent and in the manner determined by Buyer effective upon the Closing Date (or at such different time mutually agreed to by the parties) and consistent with applicable Law. Seller shall provide Buyer with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the actions contemplated by this Section 7.8(d), as applicable, and give Seller a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Closing Date, Seller shall provide Buyer with the final documentation evidencing that the actions contemplated herein have been effectuated. Buyer shall make all payments due under any Seller Nonqualified Plans terminated as contemplated by this Section 7.8(d) in accordance with the terms of the applicable Seller Benefit Plan and the termination documentation.

(e) Without limiting the generality of Section 10.4, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, including any current or former employee, officer, director or consultant of Seller or any of its Subsidiaries or Affiliates, any rights, remedies, obligations, or liabilities under or by reason of this Agreement. In no event shall the terms of this Agreement: (i) establish, amend, or modify any Seller Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Buyer, Seller or any of their respective Affiliates; (ii) alter or limit the ability of Surviving Corporation, Buyer or any of their Subsidiaries or Affiliates to amend, modify or terminate any Seller Benefit Plan, employment agreement, or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant of Seller or any of its Subsidiaries or Affiliates, any right to employment or continued employment or continued service with Buyer or any Buyer Subsidiaries, the Surviving Corporation or the Seller Entities, or constitute or create an employment agreement with any employee, or interfere with or restrict in any way the rights of the Surviving Corporation, Seller, Buyer or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Seller or any of its Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause.

(f) On the Closing Date, Seller shall provide Buyer with a list of employees who have suffered an “employment loss” (as defined in the WARN Act) in the 90 days preceding the Closing Date or had a reduction in hours of a least 50% in the 180 days preceding the Closing Date, each identified by date of employment loss or reduction in hours, employing entity, and facility location.

(g) To the extent any payments or benefits made with respect to, or which could arise as a result of, this Agreement or the transactions contemplated hereby, could be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code, Seller shall, prior to the Closing Date, cooperate in good faith with Buyer to effect reasonable measures to minimize any such payments or benefits from being characterized as “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code.

(h) For any Covered Employee whose position is eliminated and who is not offered a comparable position with a Buyer Entity, Buyer shall cause such Covered Employee to be eligible to receive severance benefits as set forth on Section 7.8(h) of Buyer’s Disclosure Memorandum; provided, that no Covered Employee who is party to an employment, change in control, or similar agreement that provides for severance benefits shall be eligible to receive the severance benefits set forth on Section 7.8(h) of Buyer’s Disclosure Memorandum.

7.9.	Indemnification.

(a) For a period of six years after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless the present and former directors or officers of the Seller Entities (each, an “Indemnified

Party”), against all Liabilities incurred in connection with any Litigation arising out of or pertaining to, the fact that such Person is or was a director or officer of the Seller Entities or, at Seller’s request, of another corporation, partnership, joint venture, trust or other enterprise, and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement) (each a “Claim”), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under Seller’s articles of incorporation and bylaws as in effect as of the date of this Agreement (subject to applicable Law), including provisions relating to advances of expenses incurred in the defense of any Litigation; provided, that the Indemnified Party to whom expenses are advanced provides a written undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

(b) The Surviving Corporation shall use its reasonable best efforts (and Seller shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of six years after the Effective Time Seller’s existing directors’ and officers’ liability insurance policy (provided that the Surviving Corporation may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous to the insured, or (ii) with the consent of Seller given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time; provided, that the Surviving Corporation shall not be obligated to make aggregate premium payments for such six year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Seller’s directors and officers, 200% of the annual premium payments currently paid on Seller’s current policy in effect as of the date of this Agreement (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Surviving Corporation shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount. In lieu of the foregoing, Buyer, or Seller in consultation with Buyer, may obtain on or prior to the Effective Time, a six year “tail” prepaid policy providing equivalent coverage to that described in this Section 7.9(b) at a premium not to exceed the Maximum Amount. If the premium necessary to purchase such “tail” prepaid policy exceeds the Maximum Amount, Buyer or Seller in consultation with Buyer may purchase the most advantageous “tail” prepaid policy obtainable for a premium equal to the Maximum Amount, and in each case, Buyer and the Surviving Corporation shall have no further obligations under this Section 7.9(b) other than to maintain such “tail” prepaid policy.

(c) Any Indemnified Party wishing to claim indemnification under Section 7.9(a), upon learning of any such Claim, shall promptly notify the Surviving Corporation thereof. In the event of any such Claim (whether arising before or after the Effective Time): (i) Buyer or the Surviving Corporation shall have the right to assume the defense thereof and Buyer and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Buyer or the Surviving Corporation elects not to assume such defense or independent legal counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Buyer or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Buyer or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties as required under, and in accordance with, Seller’s articles of incorporation and bylaws as in effect as of the date of this Agreement (subject to applicable Law); provided, that Buyer or the Surviving Corporation shall be obligated pursuant to this Section 7.9(c) to pay for only one firm of counsel for all Indemnified Parties; (ii) the Indemnified Parties will cooperate in the defense of any such Claim; and (iii) Buyer and the Surviving Corporation shall not be liable for any settlement effected without its prior written consent; and provided, further, that Buyer and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law or not required by Seller’s articles of incorporation and bylaws as in effect as of the date of this Agreement (subject to applicable Law).

(d) If the Surviving Corporation or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger, or if the Surviving Corporation (or any successors or assigns) shall transfer all or substantially all of its Assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 7.9.

(e) The provisions of this Section 7.9 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and Representatives.

(f) Notwithstanding anything in this Section 7.9 to the contrary, no indemnification payments will be made to an Indemnified Party with respect to an administrative proceeding or civil action initiated by any Regulatory Authority that is a federal banking agency unless all of the following conditions are met: (i) the Buyer’s board of directors determines in writing that the Indemnified Party acted in good faith and in the best interests of Seller or Seller Bank; (ii) the Buyer’s board of directors determines that the payment will not materially affect the Buyer’s or Buyer Bank’s safety and soundness; (iii) the payment does not fall within the definition of a prohibited indemnification payment under 12 C.F.R. Part 359; and (iv) the Indemnified Party agrees in writing to reimburse Buyer, to the extent not covered by permissible insurance, for payments made in the event that the administrative or civil action instituted by a banking Regulatory Authority results in a final order or settlement in which the Indemnified Party is assessed a civil money penalty, is prohibited from banking, or is required to cease an action or perform an affirmative action.

7.10.	Operating Functions.

Seller and each Seller Entity shall cooperate with Buyer and Buyer Bank in connection with planning for the efficient and orderly combination of the Parties and the operation of the Surviving Corporation and Surviving Bank, and in preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as Buyer may decide. Each Party shall cooperate with the other Party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers or the other Party). Prior to Effective Time, each Party shall exercise, consistent with terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

7.11.	Litigation.

Each of Seller and Buyer shall promptly notify each other in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Regulatory Authority or arbitrator pending or, to the Knowledge of Seller or Buyer, as applicable, threatened against Seller, Buyer or any of their respective Subsidiaries or Representatives that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Seller, Buyer or their respective Subsidiaries with respect hereto or thereto, (b) would reasonably be expected to cause any of the conditions set forth in Section 8.1(b) not to be satisfied or to be materially delayed in their satisfaction, or (c) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. Seller shall give Buyer prompt notice of any shareholder litigation against Seller or its directors or officers relating to the transactions contemplated by this Agreement and shall give Buyer every opportunity to participate in the defense or settlement of such litigation, provided that no such settlement shall be agreed to by any Seller Entity without Buyer’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

7.12.	Legal Conditions to Merger; Additional Agreements.

Subject to Sections 7.1 and 7.4 of this Agreement, each of Seller and Buyer shall, and shall cause each of their Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such Party or its Subsidiaries with respect to the Mergers and, subject to the conditions set forth in ARTICLE 8 hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other Party to obtain) any Permit or Consent by any Regulatory Authority and any other third party that is required to be obtained by Seller or Buyer or any of their respective Subsidiaries in connection with, or to effect, the Mergers and the other transactions contemplated by this Agreement and to ensure that each Party has legal, good and marketable title to its respective Assets as of the Closing Date. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, any merger between a Buyer Subsidiary, on the one hand, and a Seller Subsidiary on the other hand) or to vest the Surviving Corporation and the Surviving Bank with full title to all Assets, rights, Consents, Permits, immunities and franchises of any of the Parties to the Mergers, the proper officers and directors of each Party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Buyer.

7.13.	Dividends.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, each of Buyer and Seller shall coordinate with the other regarding the declaration of any dividends in respect of Buyer Common Stock and Seller Common Stock (to the extent permitted by this Agreement) and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Seller Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Seller Common Stock and any shares of Buyer Common Stock any such holder receives in exchange therefor in the Merger.

7.14.	Change of Method.

Buyer may at any time prior to the Effective Time change the method or structure of effecting the combination of the Seller and Buyer (including by providing for the merger of Seller with a wholly owned Subsidiary of Buyer) if and to the extent requested by Buyer, and Seller agrees to enter into such amendments to this Agreement as Buyer may reasonably request in order to give effect to such restructuring; provided, that no such change or amendment shall (a) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (b) adversely affect the Tax treatment of the Mergers with respect to Seller’s shareholders, or (c) materially delay or impede the consummation of the transactions contemplated by this Agreement on a timely basis.

7.15.	Restructuring Efforts.

If either Seller or Buyer shall have failed to obtain the Seller Shareholder Approval or the Buyer Shareholder Approval, as applicable, at the duly convened Seller Meeting or Buyer Meeting, as applicable, or any adjournment or postponement thereof, each of the Parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (it being understood that neither Party shall have any obligation to alter or change any material terms, including the amount or kind of the Merger Consideration, in a manner adverse to such Party or its shareholders or adversely affect the Tax treatment of the Mergers with respect to Seller’s shareholders) and resubmit this Agreement or the transactions contemplated hereby (or as restructured pursuant to this Section 7.15) to its respective shareholders for approval.

7.16.	Corporate Governance.

On or prior to the Effective Time, the board of directors of Buyer shall cause the number of directors that will comprise the full board of directors of the Surviving Corporation at the Effective Time to be increased by four members, and as of the Effective Time shall appoint four directors of Seller’s board of directors to the board of directors of the Surviving Corporation, one of which shall be the President, Chief Executive Officer and Chairman of Seller and three of which directors shall be independent directors (as determined under NYSE standards governing director independence) and shall be mutually agreed to by Buyer and Seller (the “Seller Directors”). In addition, on or prior to the Effective Time, the board of directors of Buyer Bank shall cause the number of directors that will comprise the full board of directors of the Surviving Bank at the Effective Time to be increased by six members and as of the Effective Time shall appoint the Seller Directors and two additional independent directors of Seller Bank’s board of directors which shall be mutually agreed to by Buyer and Seller (the “Additional Directors”) to the board of directors of the Surviving Bank. Notwithstanding the foregoing, Buyer’s obligation to appoint any Seller Director and any Additional Director is subject to each such director’s compliance with the standard interview and corporate governance process applicable to all potential new directors of Buyer.

7.17.	Takeover Statutes.

Neither Seller nor its board of directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Mergers, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Mergers and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, Seller and the members of its board of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

7.18.	Exemption from Liability Under Section 16(b).

Seller and Buyer agree that, in order to most effectively compensate and retain those officers and directors of Seller subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Seller Insiders”), both prior to and after the Effective Time, it is desirable that Seller Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Seller Common Stock in the Merger, and for those compensatory and retentive purposes agree to the provisions of this Section 7.18. The boards of directors of Buyer and of Seller, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall promptly, and in any event prior to the Effective Time, take all such steps as may be necessary or appropriate to cause (a) any dispositions of Seller Common Stock, and (b) any acquisitions of Buyer Common Stock pursuant to the transactions contemplated by this Agreement and by any Seller Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.

7.19.	Treatment of Seller Indebtedness.

At the Effective Time, Buyer shall assume the due and punctual performance and observance of the covenants to be performed by Seller under the indentures set forth in Section 7.19 of Seller’s Disclosure Memorandum, and the due and punctual payment of the principal of (and premium, if any) and interest on, the debt securities governed thereby. In connection therewith, Seller and Buyer shall, and shall cause their respective Subsidiaries to, as applicable, (a) execute and deliver, at or prior to the Effective Time, to the relevant agents and trustees under each of the indentures and related agreements governing Seller’s and its Subsidiaries’ debt securities set forth in Section 7.19 of Seller’s Disclosure Memorandum, such documents or instruments as are required to comply with the requirements of each such indenture in connection with the Merger and the other transactions contemplated hereby and to make such assumption effective as of the Effective Time, which documents or instruments shall be effective at, or conditioned upon the occurrence of, the Effective Time, and (b) take all actions reasonably necessary in connection with obtaining the execution of such instruments by the other parties required to execute such documents and instruments and take any other actions that are customary or necessary in connection therewith, including the execution and delivery by Seller, Buyer or their respective Subsidiaries (as applicable) of customary officers’ certificates, supplemental indentures and legal opinions, respectively, to the relevant trustee under the applicable indenture, to the extent such certificates, supplemental indentures and opinions are required thereby or requested by the applicable trustee pursuant to the terms of the applicable indenture to make such assumption effective as of the Effective Time.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

8.1.	Conditions to Obligations of Each Party.

The respective obligations of each Party to consummate the Mergers and the other transactions contemplated hereby are subject to the satisfaction at or prior to the Effective Time of the following conditions, unless waived by both Parties pursuant to Section 10.6:

(a) Shareholder Approvals. Each of the Buyer Shareholder Approval and the Seller Shareholder Approval shall have been obtained.

(b) Regulatory Approvals. (i) All required regulatory Permits or Consents from the Federal Reserve, the FDIC, the DBCF, and any other Regulatory Authority, and (ii) any other regulatory Permits or Consents contemplated by Section 7.4 the failure of which to obtain has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer and Seller (considered as a consolidated entity), in each case required to consummate the transactions contemplated by this Agreement, including the Mergers, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”).

(c) Legal Proceedings. No court or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal the consummation of the transactions contemplated by this Agreement (including the Mergers).

(d) Registration Statement. The Registration Statement shall be effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing.

(e) Exchange Listing. The shares of Buyer Common Stock issuable pursuant to the Merger shall have been approved for listing on NYSE, subject to official notice of issuance.

(f) Tax Matters. Each of Buyer and Seller shall have received a written opinion of Covington & Burling LLP and Alston & Bird LLP, respectively, in form and substance reasonably satisfactory to such Party (each, a “Tax Opinion”), to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Seller and Buyer reasonably satisfactory in form and substance to such counsel.

8.2.	Conditions to Obligations of Buyer.

The obligations of Buyer to consummate the Mergers and the other transactions contemplated hereby are subject to the satisfaction at or prior to the Effective Time of the following conditions, unless waived by Buyer pursuant to Section 10.6:

(a) Representations and Warranties. For purposes of this Section 8.2(a), the accuracy of the representations and warranties of Seller set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 4.1, 4.2(a), 4.2(c), 4.2(d), 4.3(a) (except for inaccuracies which are de minimis in amount), 4.3(c), 4.4 (other Sections 4.4(c) and 4.4(e)), 4.9(a), 4.24, and 4.32 shall be true, complete and correct. The representations and warranties set forth in Sections 4.2(b), 4.3(b), 4.4(c), 4.4(e) and 4.25 shall be true, complete and correct in all material respects; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” shall be deemed not to include such qualifications. The representations and warranties set forth in each other Section in ARTICLE 4 shall, in the aggregate, be true, complete and correct in all respects except where the failure of such representations and warranties to be true, complete and correct has not had or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Seller; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b) Performance of Agreements and Covenants. Seller shall have performed in all material respects all obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Certificates. Seller shall have delivered to Buyer (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as such conditions relate to Seller and in Sections 8.2(a) and 8.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Seller’s board of directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Buyer and its counsel shall request.

(d) Burdensome Condition. No Requisite Regulatory Approval contains, shall have resulted in or would reasonably be expected to result in, the imposition of a Burdensome Condition.

(e) No Seller Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any fact, circumstance, event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Seller.

8.3.	Conditions to Obligations of Seller.

The obligations of Seller to consummate the Mergers and the other transactions contemplated hereby are subject to the satisfaction at or prior to the Effective Time of the following conditions, unless waived by Seller pursuant to Section 10.6:

(a) Representations and Warranties. For purposes of this Section 8.3(a), the accuracy of the representations and warranties of Buyer set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Buyer set forth in Sections 2.4, 5.1, 5.2(a), 5.2(c), 5.2(d), 5.3(a) (except for inaccuracies which are de minimis in amount), 5.3(c), 5.4(a) and 5.28 shall be true, complete and correct. The representations and warranties of Buyer set forth in Sections 5.2(b) and 5.3(b) shall be true, complete and correct in all material respects; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” shall be deemed not to include such qualifications. The representations and warranties set forth in each other Section in ARTICLE 5 shall, in the aggregate, be true, complete and correct in all respects except where the failure of such representations and warranties to be true, complete and correct has not had or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Buyer; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b) Performance of Agreements and Covenants. Buyer shall have performed in all material respects all obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Certificates. Buyer shall have delivered to Seller (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as such conditions relate to Buyer and in Sections 8.3(a) and 8.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Buyer’s board of directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Seller and its counsel shall request.

ARTICLE 9

TERMINATION

9.1.	Termination.

Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Seller and Buyer, this Agreement may be terminated and the Mergers abandoned at any time prior to the Effective Time:

(a) by mutual written agreement of Buyer and Seller;

(b) by either Party, by written notice to the other Party, in the event (i) (A) any Regulatory Authority has denied a Requisite Regulatory Approval and such denial has become final, or has advised either Party that it will not grant (or intends to rescind or revoke if previously approved) a Requisite Regulatory Approval, or (B) any Regulatory Authority shall have requested that Buyer, Seller, or any of their respective Affiliates withdraw (other than for technical reasons), and not be permitted to resubmit within 60 days, any application with respect to a Requisite Regulatory Approval; provided, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, such denial, lack of grant or request, (ii) the shareholders of Seller fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Seller Meeting where such matters were presented to such shareholders for approval and voted upon (taking into account any adjournment or postponement thereof as required by this Agreement), (iii) the shareholders of Buyer fail to vote their approval of this Agreement and the transactions contemplated hereby at the Buyer Meeting where such matters were presented to such shareholders for approval and voted upon (taking into account any adjournment or postponement thereof as required by this Agreement), or (iv) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have become final and nonappealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(iv) shall have used its reasonable best efforts to contest, appeal and remove such Law or Order;

(c) by either Party, by written notice to the other Party, in the event that the Mergers shall not have been consummated by June 5, 2025; provided, that such date shall be automatically extended to September 5, 2025, if the only outstanding condition to Closing under Article VIII is the receipt of all Requisite Regulatory Approvals (the “Termination Date”), if the failure to consummate the transactions contemplated hereby on or before the Termination Date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1(c);

(d) by Buyer, by written notice to Seller, in the event that the board of directors of Seller has (i) effected a Change in the Seller Recommendation, (ii) breached the terms of Section 7.2, or (iii) breached its obligations under Section 7.1 by failing to call, give notice of, convene or hold the Seller Meeting in accordance with Section 7.1;

(e) by Seller, by written notice to Buyer, in the event that the board of directors of Buyer has (i) effected a Change in the Buyer Recommendation, or (ii) breached its obligations under Section 7.1 by failing to call, give notice of, convene or hold the Buyer Meeting in accordance with Section 7.1;

(f) by either Party, by written notice to the other Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true, complete and correct) set forth in this Agreement on the part of Seller, in the case of a termination by Buyer, or Buyer, in the case of a termination by Seller, which breach, either individually or in the aggregate with all other breaches by such Party, would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 8.2, in the case of a termination by Buyer, or Section 8.3, in the case of a termination by Seller, and which is not cured within 45 days following written notice to Seller, in the case of a termination by Buyer, or Buyer, in the case of a termination by Seller, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the date specified in Section 9.1(c)); or

(g) by Buyer, if any Regulatory Authority has granted a Requisite Regulatory Approval but such Requisite Regulatory Approval contains, or shall have resulted in or would reasonably be expected to result in, the imposition of a Burdensome Condition.

9.2.	Effect of Termination.

In the event of the termination and abandonment of this Agreement pursuant to Section 9.1, this Agreement shall become void and have no further force or effect and there shall be no Liability on the part of any Party for any matters addressed herein or other claim relating to this Agreement and the transactions contemplated hereby, except that (a) the provisions of this Section 9.2, Section 7.5(c), and ARTICLE 10, shall survive any such termination and abandonment, and (b) no such termination shall relieve the breaching Party from any Liability resulting from any fraud or breach by that Party of this Agreement occurring prior to such termination or abandonment.

9.3.	Non-Survival of Representations and Covenants.

The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 9.3, Sections 7.5, 7.7, 7.8 and 7.9, and ARTICLE 1, ARTICLE 2, ARTICLE 3, and ARTICLE 10, which shall survive in accordance with their respective terms.

ARTICLE 10

MISCELLANEOUS

10.1.	Definitions.

Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Agreement” means a term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement (whether written or oral, binding or nonbinding).

“Acquisition Proposal” means any offer, inquiry, proposal or indication of interest (whether communicated to Seller or publicly announced to Seller’s shareholders and whether binding or non-binding and whether written or oral) by any Person (other than a Buyer Entity) for an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (a) any acquisition or purchase, direct or indirect, by any Person (other than a Buyer Entity) of 20% or more in interest of the total outstanding voting securities of any Seller Entity whose Assets, either individually or in the aggregate, constitute more than 25% of the consolidated Assets of the Seller Entities, or any tender offer or exchange offer that if consummated would result in any Person (other than a Buyer Entity) beneficially owning 20% or more in interest of the total outstanding voting securities of any Seller Entity whose Assets, either individually or in the aggregate, constitute more than 25% of the consolidated Assets of the Seller Entities, or any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving any Seller Entity whose Assets, either individually or in the aggregate, constitute more than 25% of the consolidated Assets of the Seller Entities; or (b) any sale, lease, exchange, transfer, license, acquisition or disposition of 20% or more of the consolidated Assets of the Seller Entities, taken as a whole.

“Affiliate” of a Person means any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person, and “control” means (a) the ownership, control, or power to vote 25% or more of any class of voting securities of the other Person, (b) control in any manner of the election of a majority of the directors, trustees, managing members or general partners of the other Person, or (c) the possession, directly or indirectly, of the power to exercise a controlling influence over the management or policies of such Person, whether through the ownership of voting securities, as trustee or executor, by Contract or any other means.

“Assets” of a Person means all of the assets, properties, deposits, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the Books and Records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Average Closing Price” means the average of the daily closing prices for the shares of Buyer Common Stock for the 20 consecutive full trading days on which such shares are actually traded on NYSE (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) ending at the close of trading on the Determination Date.

“BHC Act” means the federal Bank Holding Company Act of 1956, as amended.

“Books and Records” means all files, ledgers and correspondence, all manuals, reports, texts, notes, memoranda, invoices, receipts, accounts, accounting records and books, financial statements and financial working papers and all other records and documents of any nature or kind whatsoever, including those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage, including any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not, and all software, passwords and other information and means of or for access thereto, belonging to any specified Person or relating to the business.

“Business Data” means all data, information, and works of authorship in any medium collected, generated, or used in the conduct of the business of the Seller Entities, including all proprietary information of or relating to the business and all Personal Information in the possession, custody, or control of the Seller Entities, or otherwise held or processed on the Seller Entities’ behalf.

“Business Day” means any day other than a Saturday, a Sunday or a day on which all banking institutions in the State of Mississippi are authorized or obligated by Law or executive order to close.

“Buyer Benefit Plan” means each Employee Benefit Plan currently adopted (including all amendments thereto), maintained by, sponsored in whole or in part by, or contributed to by any Buyer Entity or Buyer ERISA Affiliate for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or with respect to which Buyer or any Buyer ERISA Affiliate has or may have any obligation or Liability.

“Buyer Common Stock” means the common stock, par value $5.00 per share, of Buyer.

“Buyer Entities” means, collectively, Buyer and all Buyer Subsidiaries.

“Buyer ERISA Affiliate” means any entity which together with a Buyer Entity would be treated as a single employer under Code Section 414.

“Buyer Financial Statements” means (a) the consolidated balance sheets (including related notes and schedules, if any) of Buyer as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for each of the two fiscal years ended December 31, 2023 and 2022, as filed by Buyer in the SEC Reports, and (b) the consolidated balances sheets of Buyer (including related notes and schedules, if any) and related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) included in the SEC Reports filed with respect to periods ended subsequent to most recent quarter end.

“Buyer Restricted Stock Award” means each award of restricted stock (or units in respect thereof) or performance-based restricted stock (or units in respect thereof) granted under the Buyer Stock Plans.

“Buyer Share Issuance” means the issuance of shares of Buyer Common Stock in connection with the Merger.

“Buyer Stock Plans” means the existing stock option and other stock-based compensation plans of Buyer designated as the Renasant Corporation 2020 Long-Term Incentive Compensation Plan, as amended and the Renasant Corporation Deferred Stock Unit Plan, as amended.

“Buyer Subsidiaries” means the Subsidiaries of Buyer, including the Buyer Bank.

“Call Reports” mean Consolidated Reports of Condition and Income (FFIEC Form 041) or any successor form of the Federal Financial Institutions Examination Council of Seller, Seller Bank, Buyer or Buyer Bank.

“Carrier” means any insurance company, surety, benefit plan, insurance pool, risk retention group, reinsurer, Lloyd’s syndicate, ancillary employee benefit carrier, state fund or pool or other risk assuming entity, or any managing general underwriter, managing general agent, wholesale broker, captive, Lloyd’s coverholder or similar market for the foregoing risk assuming entities, in which any insurance policy, reinsurance policy or bond may be placed or obtained or from which Seller earned commissions or other fees associated with placement of any such insurance policy, reinsurance policy, or bond.

“Client” means, with respect to Seller, any other Person (including any insured, or any sub-producer or insured to whom or which such sub-producer provides insurance services) to whom or which Seller has provided any services in connection with the conduct of Seller’s insurance agency, brokerage and related insurance business during the 12-month period prior to the date hereof. For purposes of this Agreement, the term “Client” shall include any employer, employer group, affinity group, association and any equityholder of any of the foregoing, any individual insured, retail insurance agent or broker, and any Carrier or other entity to the extent third party administration claims processing or underwriting is performed by Seller for such Carrier or other entity.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver, non-objection, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, mortgage, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Criticized Loan” means a Loan that was classified by a Seller Entity as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” or words of similar import.

“Default” means (a) any breach or violation of, default under, contravention of, conflict with, or failure to perform any obligations under any Contract, Law, Order, or Permit, (b) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (c) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophic events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Determination Date” shall mean the 10th Business Day prior to the Closing Date, provided that if shares of the Buyer Common Stock are not actually traded on NYSE on such day, the Determination Date shall be the immediately preceding day to the 10th Business Day prior to the Closing Date on which shares of Buyer Common Stock actually trade on NYSE.

“Disclosure Memorandum” of a Party means a letter delivered by such Party to the other Party prior to execution of this Agreement, setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in ARTICLE 4 and ARTICLE 5 or to one or more of its covenants contained in this Agreement; provided, that (a) no such item is required to be set forth in a Disclosure Memorandum as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue, incomplete or incorrect, (b) the mere inclusion of an item in a Disclosure Memorandum as an exception to a representation or warranty shall not be deemed an admission by a Party that such item represents a material exception or fact, event or circumstance or that such item is reasonably expected to result in a Material Adverse Effect on the Party making the representation or warranty, and (c) any disclosures made with respect to a section of ARTICLE 4 or ARTICLE 5 shall be deemed to qualify (i) any other Section of ARTICLE 4 or ARTICLE 5 specifically referenced or cross-referenced, and (ii) other Sections of ARTICLE 4 or ARTICLE 5 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections.

“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option, restricted stock, stock appreciation rights, employee stock ownership, share purchase, severance pay, vacation, bonus, incentive, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, split dollar life insurance policy, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom, understanding, agreement, or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (a) covered or qualified under the Code, ERISA or any other applicable Law, (b) written or oral, (c) funded or unfunded, (d) actual or contingent, or (e) arrived at through collective bargaining or otherwise.

“Environmental Laws” means all Laws, Orders, Permits, opinions or agency requirements relating to pollution or protection of human health or safety or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) including the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. 6901 et seq., and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“Equity Rights” means all arrangements, calls, commitments, Contracts, options, restricted shares, restricted stock units, performance units, rights (including preemptive rights or redemption rights), stock appreciation rights, contingent value rights, “phantom” stock or similar securities or rights, scrip, units, understandings, warrants, or other binding obligations (including under any shareholder rights plan or other arrangement commonly referred to as a “poison pill”) of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock or equity interests of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other equity interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exhibit” means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

“Federal Reserve” means the Board of Governors of the Federal Reserve System or a Federal Reserve Bank acting under the appropriately delegated authority thereof, as applicable.

“GAAP” means U.S. generally accepted accounting principles, consistently applied during the periods involved.

“Hazardous Material” means (a) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws), (b) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil, lead-containing paint or plumbing, radioactive materials or radon, asbestos-containing materials and any polychlorinated biphenyls, and (c) any other substance which has been, is, or may be the subject of regulatory action by any Regulatory Authority in connection with any Environmental Law.

“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, brand names, internet domain names, logos together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“Joint Proxy/Prospectus” means the joint proxy statement and prospectus in definitive form relating to the meetings of Seller’s and Buyer’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto).

“Key Employee” means an employee of any Seller Entity having the position of Vice President or above.

“Knowledge” or “knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means the actual knowledge of the chairman, president, chief executive officer, chief financial officer, chief risk officer, chief compliance officer, chief accounting officer, chief operating officer, chief credit officer, chief lending officer, chief administrative officer, general counsel, any assistant or deputy general counsel or chief human resources officer, secretary, assistant secretary or Persons with the functional responsibilities of such positions, of such Person and the knowledge of any such Persons obtained or which would have been obtained from a reasonable investigation.

“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the Ordinary Course) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, option, right of first refusal, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest.

“Litigation” means any action, arbitration, mediation, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its records, its policies, its practices, its compliance with Law, its actions, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Loans” means any written or oral loan, loan agreement, loan repurchase agreement, note or borrowing arrangement (including leases, credit enhancements, guarantees and interest bearing assets) to which any of Seller, Seller Bank, Buyer or Buyer Bank, as applicable, is party as a creditor.

“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided, that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Material Adverse Effect” means with respect to any Party and its Subsidiaries, any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate together with all other facts, circumstances, events, changes, effects, developments or occurrences, directly or indirectly, (a) has had or would reasonably be expected to result in a material adverse effect on the condition (financial or otherwise), results of operations, Assets, Liabilities (whether contingent or otherwise), prospects, privileges (whether contractual or otherwise), or business of such Party and its Subsidiaries taken as a whole; provided, that a “Material Adverse Effect” shall not be deemed to include effects to the extent resulting from (i) changes after the date of this Agreement in GAAP or regulatory accounting requirements, (ii) changes after the date of this Agreement in Laws of general applicability to companies in the financial services industry, (iii) changes after the date of this Agreement in global, national or regional political conditions or general economic or market conditions in the United States (and with respect to each of Seller and Buyer, in the respective markets in which they operate), including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets affecting other companies in the financial services industry, (iv) after the date of this Agreement, general changes in the credit markets or general downgrades in the credit markets, (v) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof unless separately excluded hereunder, or changes in the trading price of a Party’s common stock, in and of itself, but not including any underlying causes unless separately excluded hereunder, (vi) the public disclosure of this Agreement and the impact thereof on relationships with customers or employees, (vii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, civil disobedience, sabotage, or military action or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, national or international political, general economic, social conditions or changes in the financial or capital markets (including any disruption thereof and any decline in the price of any security or any market index), any acts of God, calamities, earthquakes, floods, hurricanes, tornadoes, natural disasters or epidemics, pandemics, disease outbreaks or other public health emergencies or the effects thereof, including the imposition by a Regulatory Authority of any travel restrictions, quarantine measures or other closures or supply chain blockages or restrictions, or (viii) actions or omissions taken with the prior written consent of the other Party or expressly required by this Agreement; except, with respect to clauses (i), (ii), (iii), (iv), and (vii), to the extent that the effects of such change disproportionately affect such Party and its Subsidiaries, taken as a whole, as compared to other companies of similar size in the industry and geographic markets in which such Party and its Subsidiaries operate, or (b) prevents or materially impairs, or would reasonably be expected to prevent or materially impact, the ability of such Party to timely consummate the transactions contemplated hereby.

“Nasdaq” means the Nasdaq Global Market.

“NYSE” means the New York Stock Exchange.

“Order” means any administrative decision or award, decree, injunction, judgment, order, consent decree, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

“Ordinary Course” means the conduct of the business of the Party and its Subsidiaries, in substantially the same manner as such business was operated on the date of this Agreement, including operations in conformance and consistent with such Party’s practices and procedures prior to and as of such date.

“Party” means either of Seller or Buyer and “Parties” means Seller and Buyer.

“Per Share Cash Equivalent Consideration” means the product of the Average Closing Price multiplied by the Exchange Ratio.

“Permit” means any federal, state, local, or foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

“Person” means a natural person or any legal, commercial or Regulatory Authority, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a Representative capacity.

“Personal Information” means data or information in any medium that alone or in combination with other information allows the identification of an individual or that that otherwise is personal data, protected health information, or other data regulated under applicable Privacy and Information Security Requirements, including by way of example: name, street address, telephone number, e-mail address, photograph, social security number, bank account number, pin code, race, gender, religion, political affiliation, sexual orientation, driver’s license number, passport number or customer or account number, IP address, or any persistent identifier.

“Previously Disclosed” by a Party means information set forth in its Disclosure Memorandum or, if applicable, information set forth in its SEC Reports that were filed after January 1, 2022, but prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosures of risk factors set forth in any “forward-looking statements” disclaimer or other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).

“Privacy and Information Security Requirements” means all (a) applicable Laws relating to privacy, information security, or the Processing of Personal Information; (b) all applicable Laws concerning the security of the Seller Entities’ products, services and Systems; (c) all Contracts to which a Seller Entity is a party or is otherwise bound that relate to Personal Information or protecting the security or privacy of information or Systems, (d) the Seller Entities’ internal and posted policies and notices relating to Personal Information and/or the privacy and the security of the Seller Entities’ products, services, Systems and Business Data, and (e) to the extent applicable, the Payment Card Information Data Security Standards and any industry self-regulatory principles regarding direct marketing, telemarketing, and online behavioral advertising.

“Processing” means any operation or set of operations that is performed upon Personal Information or other Business Data, whether or not by automatic means, such as collection, recording, organization, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Buyer under the Securities Act with respect to the shares of Buyer Common Stock to be issued to the shareholders of Seller pursuant to this Agreement.

“Regulatory Authority” means, collectively, the SEC, NYSE, Nasdaq, state securities authorities, the Financial Industry Regulatory Authority, the Securities Investor Protector Corporation, applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations, the Federal Reserve, the FDIC, the DBCF, the Bureau of Consumer Financial Protection, the IRS, the DOL, the PBGC, and all other foreign, federal, state, county, local or other governmental, banking or regulatory agencies, authorities (including taxing and self-regulatory authorities), instrumentalities, commissions, boards, courts, administrative agencies, commissions or bodies.

“Representative” means, with respect to any Person, any officer, director, employee, investment banker, financial or other advisor, attorney, auditor, accountant, consultant, or other representative or agent of or engaged or retained by such Person.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” means all forms, proxy statements, registration statements, reports, schedules, and other documents filed, together with any amendments thereto, by any Buyer Entities with the SEC on or after January 1, 2021, or by any Seller Entities with the SEC on or after January 1, 2021, as applicable.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the Securities Act, the Exchange Act, the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Trust Indenture Act of 1939, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Security Incident” means (a) any unauthorized access, acquisition, interruption, alteration or modification, loss, theft, corruption or other unauthorized Processing of Personal Information or other Business Data, (b) inadvertent, unauthorized, and/or unlawful sale, or rental of Personal Information or other Business Data, or (c) any breach of the security of or other unauthorized access to or use of or other compromise to the integrity or availability of the Systems.

“Seller Common Stock” means the common stock, par value $1.00 per share, of Seller.

“Seller Entities” means, collectively, Seller and all Seller Subsidiaries.

“Seller ERISA Affiliate” means any entity which together with a Seller Entity would be treated as a single employer under Code Section 414.

“Seller Financial Statements” means (a) the consolidated balance sheets (including related notes and schedules, if any) of Seller as of December 31, 2023, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) for each of the three fiscal years ended December 31, 2023, 2022 and 2021, as filed by Seller in the SEC Reports, and (b) the consolidated balances sheets of Seller (including related notes and schedules, if any) and related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) included in SEC Reports filed with respect to periods ended subsequent to March 31, 2024.

“Seller Stock Plans” means the existing stock option and other stock-based compensation plans of Seller designated as the The First Bancshares, Inc. 2007 Stock Incentive Plan, as amended, and the Beach Bancorp, Inc. 2018 Stock Option Plan.

“Seller Subsidiary” means the Subsidiaries of Seller, including the Seller Bank.

“Software” means all computer programs (including any software implementation of algorithms, models and methodologies), assemblers, applets, compilers, interfaces, applications, utilities, diagnostics and embedded systems, tools, firmware, and computations (including any data and collections of data), each of the foregoing in any form or format, and documentation (including user manuals and training materials) relating to the foregoing.

“Subsidiaries” means all those corporations, associations, or other business entities of which the entity in question either (a) owns or controls more than 50% of the outstanding equity securities or other ownership interests either directly or through an unbroken chain of entities as to each of which more than 50% of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (b) in the case of partnerships, serves as a general partner, (c) in the case of a limited liability company, serves as a managing member, or (d) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal with respect to which the board of directors of Seller determines in its good faith judgment (after consultation with, or the receipt of the advice of, outside legal counsel and a financial advisor of national reputation) is reasonably likely to be consummated in accordance with its terms, and if consummated, would result in a transaction more favorable, from a financial point of view, to Seller’s shareholders than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by Buyer), taking into account all relevant factors (including (a) the Acquisition Proposal and this Agreement (including any proposed changes to this Agreement that may be proposed by Buyer in response to such Acquisition Proposal), and (b) any conditions to closing and certainty of closing, timing, any applicable break-up fees and expense reimbursement provisions, and ability of such offeree to consummate the Acquisition Proposal); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Transaction shall be deemed to be references to “50%.”

“Tax” or “Taxes” means any federal, state, county, local, or foreign taxes, or, to the extent in the nature of a tax, any charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, commercial rent, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, real property, personal property, escheat, unclaimed property, registration, ad valorem, value added, goods and services, alternative or add-on minimum, estimated, or other tax, imposed or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto (including any such interest, penalties, or additions imposed as a result of a failure to timely, correctly or completely file any Tax Return).

“Tax Return” means any report, return, information return, or other document supplied to, or required to be supplied to a Regulatory Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries and including any amendment, attachment, or schedule thereto.

“Third Party Service Provider” shall mean a third party that provides outsourcing or other data or IT-related services for the Company, including any third party that the Company engages to Process Personal Information on behalf of Company and/or to develop Software on behalf of Company.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 (or any similar applicable local Law insofar as it relates to an employer’s obligations in the context of mass layoffs).

10.2.	Referenced Pages.

The terms set forth below shall have the meanings ascribed thereto in the referenced pages:

401(a) Plan	57
ACL	29
Additional Directors	61
Adjusted Restricted Stock Award	4
Agreement	1
Bank Merger	1
Bankruptcy and Equity Exceptions	9
BOLI	27
Book-Entry Share	4
Burdensome Condition	54
Buyer	1
Buyer Bank	1
Buyer Contracts	40
Buyer Meeting	50
Buyer Recommendation	50
Buyer Regulatory Agreement	41
Buyer SEC Reports	35
Buyer Shareholder Approval	32
Buyer Voting Agreements	1
Canceled Shares	3
Certificate	4
Change in the Buyer Recommendation	51
Change in the Seller Recommendation	50
Chosen Courts	83
Claim	58
Closing	2
Closing Date	2
Confidentiality Agreement	55
Covered Employees	56
DBCF	8
DOL	22
Effective Time	2

Employment Agreements	1
Exchange Agent	5
Exchange Fund	6
Exchange Ratio	3
FDIA	21
FDIC	8
Fractional Share Payment	5
Holders	5
Indemnified Party	58
Independent Contractors	22
IRS	20
Maximum Amount	59
MBCA	1
Merger	1
Merger Consideration	3
Mergers	1
Money Laundering Laws	20
PBGC	23
Permitted Liens	16
Pool	29
Producer	31
Real Property	17
Requisite Regulatory Approvals	63
Sanctioned Countries	30
Sanctions	30
Sarbanes-Oxley Act	12
Seller	1
Seller Bank	1
Seller Bank Common Stock	10
Seller Benefit Plan	23
Seller Contracts	26
Seller Directors	61
Seller Insiders	62
Seller Meeting	50
Seller Nonqualified Plans	57
Seller Recommendation	50
Seller Regulatory Agreement	26
Seller Restricted Stock Award	4
Seller SEC Reports	12
Seller Shareholder Approval	8
Seller Stock Option	4
Seller Voting Agreements	1
Subsidiary Plan of Merger	3
Surviving Bank	3
Surviving Corporation	1
Systems	17
Takeover Statutes	28
Tax Opinion	63
Termination Date	66
Termination Fee	80
Treasury Regulations	16

Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The word “or” shall not be exclusive and “any” means “any and all.” “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.” The words “hereby,” “herein,” “hereof,” “hereunder” and similar terms refer to this Agreement as a whole and not to any specific Section. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. If a word or phrase is defined, the other grammatical forms of such word or phrase have a corresponding meaning. A reference to a document, agreement or instrument also refers to all addenda, exhibits or schedules thereto. A reference to any “copy” or “copies” of a document, agreement or instrument means a copy or copies that are true, complete and correct. Unless otherwise specified in this Agreement, all accounting terms used in this Agreement will be interpreted, and all accounting determinations under this Agreement will be made, in accordance with GAAP. Any capitalized terms used in any schedule, Exhibit or Disclosure Memorandum but not otherwise defined therein shall have the meaning set forth in this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. All references to “the transactions contemplated by this Agreement” (or similar phrases) include the transactions provided for in this Agreement, including the Mergers. Any Contract or Law defined or referred to herein or in any Contract that is referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. The term “made available” means any document or other information that was (a) provided (whether by physical or electronic delivery) by one Party or its representatives to the other Party or its representatives at least five Business Days prior to the date hereof, (b) included in the virtual data room (on a continuation basis without subsequent modification) of a Party at least five Business Days prior to the date hereof, or (c) filed or furnished by a Party with the SEC and publicly available on EDGAR at least five Business Days prior to the date hereof.

10.3.	Expenses.

(a) Except as otherwise provided in this Section 10.3, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing and mailing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay one-half of the filing fees payable in connection with the Registration Statement and the Joint Proxy/Prospectus and printing costs incurred in connection with the printing of the Registration Statement and the Joint Proxy/Prospectus.

(b) Notwithstanding the foregoing, if

(i) (A) either Seller or Buyer terminates this Agreement pursuant to (1) Sections 9.1(b)(ii) or (2) Section 9.1(c) and the Seller Shareholder Approval has not been obtained, or (B) Buyer terminates pursuant to Section 9.1(f), and after the date of this Agreement, any Person has made an Acquisition Proposal or has publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and within 12 months of such termination Seller shall either (x) consummate an Acquisition Transaction or (y) enter into an Acquisition Agreement with respect to an Acquisition Transaction, whether or not such Acquisition Transaction is subsequently consummated and, in each case, whether or not relating to the same Acquisition Proposal that had been made or publicly announced prior to such termination; or

(ii) Buyer shall terminate this Agreement pursuant to Section 9.1(d),

then Seller shall pay to Buyer an amount equal to $40,000,000 (the “Termination Fee”). If the Termination Fee shall be payable pursuant to subsection (i) of this Section 10.3(b) as a result of a termination by of this Agreement by Seller, the Termination Fee shall be paid in same-day funds at or prior to the earlier of the date of consummation of such Acquisition Transaction or the date of execution of an Acquisition Agreement with respect to such Acquisition Transaction. If the Termination Fee shall be payable pursuant to subsection (i) of this Section 10.3(b) as a result of a termination by of this Agreement by Buyer or pursuant to subsection (ii) of this Section 10.3(b), the Termination Fee shall be paid in same-day funds within two Business Days from the date of termination of this Agreement.

(c) The payment of the Termination Fee by Seller pursuant to Section 10.3(b) constitutes liquidated damages and not a penalty, and except in the case of fraud or willful breach, shall be the sole monetary remedy of Buyer in the event of termination of this Agreement pursuant to Sections 9.1(b)(ii), 9.1(c), 9.1(d), or 9.1(f). Notwithstanding the foregoing, nothing in this Section 10.3 shall prevent, limit or otherwise restrict the right of Buyer to bring or maintain any claims arising out of fraud or willful breach by any Seller, any other Seller Entity or any of their respective Representatives of any provision of this Agreement or any other agreement delivered in connection herewith and any Termination Fee paid to Buyer hereunder will be offset against any award for damages given to Buyer pursuant to any claim for fraud or willful breach. The Parties acknowledge that the agreements contained in Section 10.3(b) are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Seller fails to pay any fee payable by it to Buyer pursuant to this Section 10.3 when due, then Seller shall pay to Buyer its costs and expenses (including attorneys’ fees) in connection with collecting such fee, together with interest on the amount of the fee at the prime rate of Citibank, N.A. from the date such payment was due under this Agreement until the date of payment.

10.4.	Entire Agreement; No Third Party Beneficiaries.

This Agreement (including the Disclosure Memorandum of each of Seller and Buyer, the Exhibits, and the other documents and instruments referred to herein) together with the Confidentiality Agreement, the Subsidiary Plan of Merger, and the Seller Voting Agreements, and the Buyer Voting Agreements constitute the entire agreement between the Parties with respect to the transactions contemplated hereunder and thereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement (including the documents and instruments referred to herein) expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as specifically provided in Section 7.9. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding any other provision hereof to the contrary, no Consent of any third party beneficiary will be required to amend, modify to waive any provision of this Agreement.

10.5.	Amendments.

To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after the Seller Shareholder Approval or Buyer Shareholder Approval has been obtained; provided, that after obtaining the Seller Shareholder Approval or Buyer Shareholder Approval, there shall be made no amendment that requires further approval by such shareholders.

10.6.	Waivers.

At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective boards of directors, may, to the extent permitted by Law, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, that after the Seller Shareholder Approval or Buyer Shareholder Approval has been obtained, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable Law. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply with an obligation, covenant, agreement or condition. No failure or delay by any Party in exercising any right, power, remedy or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege.

10.7.	Assignment.

Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

10.8.	Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by registered or certified mail, postage pre-paid, return receipt requested, or by courier or overnight carrier, or by email (with confirmed receipt) to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered; provided, that delivery by email shall be deemed delivered when transmitted if transmitted prior to 6:00 p.m., Central Time, and, if not, the next Business Day:

Buyer:	Renasant Corporation
Renasant Bank
209 Troy Street
Tupelo, Mississippi 38804
Attention: C. Mitchell Waycaster
Email: [***]

Copy to Counsel:	Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018-1405
Attention: Frank M. (Rusty) Conner
Email: rconner@cov.com;
Attention: Michael P. Reed
Email: mreed@cov.com;
Attention: Charlotte May
Email: cmay@cov.com

Seller:	The First Bancshares, Inc.
The First Bank
6480 U.S. Highway 98 West
Hattiesburg, MS 39404-5549

Attention: M. Ray Cole, Jr.
Email: [***]

Copy to Counsel:	Alston & Bird LLP
One Atlantic Center
1201 W. Peachtree St. NE
Atlanta, GA 30305
Attention: Mark Kanaly
Email: Mark.Kanaly@alston.com;
Attention: Will Hooper
Email: Will.Hooper@alston.com

10.9.	Governing Law; Jurisdiction; Waiver of Jury Trial

(a) The Parties agree that this Agreement shall be governed by, and construed in all respects in accordance with, and all disputes arising out of or in connection with this Agreement or the transactions contemplated hereby shall be resolved under, the Laws of the State of Mississippi without regard to any conflict of Laws or choice of Law principles that might otherwise refer construction or interpretation of this Agreement to the substantive Law of another jurisdiction.

(b) Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the counties of Hinds, Madison, or Rankin in the State of Mississippi (the “Chosen Courts“), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 10.8.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9.

10.10.	Counterparts; Signatures.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by electronic means, including by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party or to any such agreement or instrument shall raise the use of electronic means, including e-mail delivery of a “.pdf” format data file, to deliver a signature to this Agreement or any amendment or waiver hereto or any agreement or instrument entered into in connection with this Agreement or the fact that any signature or agreement or instrument was transmitted or communicated through the use electronic means, including e-mail delivery of a “.pdf” format data file, as a defense to the formation of a contract and each Party forever waives any such defense.

10.11.	Interpretation.

(a) The captions, table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles, Sections or Exhibits shall mean and refer to the referenced Articles, Sections and Exhibits of this Agreement.

(b) Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and, unless otherwise defined herein, the words used shall be construed and interpreted according to their ordinary meaning so as fairly to accomplish the purposes and intentions of all Parties.

10.12.	Enforcement of Agreement.

The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled, without the requirement of posting bond, to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties waives any defense in any action for specific performance that a remedy at law would be adequate.

10.13.	Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.14.	Confidential Supervisory Information.

Information and documents commonly known as “confidential supervisory information” that is prohibited from disclosure under 12 C.F.R. § 261.2(b), 12 C.F.R. § 309.6, or 12 C.F.R. § 4.32(b) shall not be disclosed by any Party and nothing in this Agreement shall require such disclosure or be understood as constituting such disclosure.

[signatures on following page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

RENASANT CORPORATION

By:	/s/ C. Mitchell Waycaster
	Name:	C. Mitchell Waycaster
	Title:	Chief Executive Officer and Executive Vice Chairman

THE FIRST BANCSHARES, INC.

By:	/s/ M. Ray (Hoppy) Cole, Jr.
	Name:	M. Ray (Hoppy) Cole, Jr.
	Title:	Vice Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit 10.1

FORM OF SELLER VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is made and entered into as of July 29, 2024, by and among Renasant Corporation (“Buyer”), a Mississippi corporation, The First Bancshares, Inc (“Seller”), a Mississippi corporation, and the undersigned shareholder [and director][and executive officer] (the “Shareholder”) of Seller in the Shareholder’s capacity as a shareholder of Seller, and not in his or her capacity as [a director][an executive officer] of Seller.

Preamble

Concurrently with the execution of this Agreement, Buyer and Seller are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, Seller will merge with and into Buyer, with Buyer as the surviving corporation (the “Merger”), and The First Bank, a Mississippi state-chartered bank and wholly owned subsidiary of Seller (“Seller Bank”), will merge with and into Renasant Bank, a Mississippi state-chartered bank and wholly owned subsidiary of Buyer (“Buyer Bank”), with Buyer Bank as the surviving bank (together with the Merger, the “Mergers”).

As of the date hereof, the Shareholder is [a director][an executive officer] of Seller and has Beneficial Ownership of, in the aggregate, those shares of common stock, par value $1.00 per share, of Seller (“Seller Common Stock”) specified on Schedule 1 attached hereto, which, by virtue of the Merger, will be converted into the right to receive shares of Buyer Common Stock (as such term is defined in the Merger Agreement), and therefore the Mergers are expected to be of substantial benefit to the Shareholder.

As a condition and inducement to Buyer and Seller entering into the Merger Agreement, Buyer and Seller have required that the Shareholder agree, and the Shareholder has agreed, to enter into this Agreement and abide by the covenants and obligations set forth herein.

Other individuals, as a condition and inducement to Buyer and Seller entering into the Merger Agreement, will enter into and abide by the covenants and obligations set forth in substantially similar voting agreements.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GENERAL

1.1. Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

“Affiliate” of a Person means any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person.

“Beneficial Ownership” by a Person of any securities means ownership by any Person who, directly or indirectly, through any Contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power which includes the power to vote, or to direct the voting of, such security; or (b) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-

3 under the Exchange Act; provided, that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities which such Person has, at any time during the term of this Agreement, the right to acquire pursuant to any Contract, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms “Beneficially Own” and “Beneficially Owned” shall have a correlative meaning.

“Business” means the business of acting as a commercial, community or retail banking business including, but not limited to, entities which lend money, take deposits, provide financial advice, provide investment advice and offer financial products and services either directly or indirectly through other Persons, including insurance products and services.

“Control” (including the terms “controlling”, “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or any other means.

“Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative Contract with respect to such security, entering into or acquiring a futures or forward Contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits and risks of ownership of any security.

“Covered Shares” means, with respect to the Shareholder, the Existing Shares, together with any shares of Seller Common Stock or other capital stock of Seller and any Buyer securities convertible into or exercisable or exchangeable for shares of Seller Common Stock or other capital stock of Seller, in each case, that the Shareholder acquires Beneficial Ownership of on or after the date hereof.

“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, voting trust or agreement, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement).

“Existing Shares” means, with respect to the Shareholder, all shares of Seller Common Stock Beneficially Owned by the Shareholder as specified on Schedule 1 hereto.

“Permitted Transfer” means a Transfer (a) as the result of the death of the Shareholder by the Shareholder to a descendant, heir, executor, administrator, testamentary trustee, lifetime trustee or legatee of the Shareholder, (b) Transfers to Affiliates (including trusts) and family members in connection with estate and tax planning purposes, (c) Transfers to any other shareholder [and director][and executive officer] or executive officer of Seller who has executed a copy of this Agreement on the date hereof, (d) Transfers in connection with the payment of any withholding taxes owed by the Shareholder in connection with any vesting, settlement, or exercise, as applicable, of a Seller Restricted Stock Award or Seller Stock Option, (e) Transfers in respect of Covered Shares pledged in a bona fide transaction, which is outstanding prior to or as of the date hereof, to a lender to the Shareholder, and (f) such transfers as Buyer may otherwise permit; provided, that, in the case of the foregoing clauses (a), (b), and (f), prior to the effectiveness of such Transfer, such transferee executes and delivers to Buyer and Seller an agreement that is identical to this Agreement or such other written agreement, in form and substance acceptable to Buyer, to assume all of

2

Shareholder’s obligations hereunder in respect of the Covered Shares subject to such Transfer and to be bound by the terms of this Agreement, with respect to the Covered Shares subject to such Transfer, to the same extent as the Shareholder is bound hereunder and to make each of the representations and warranties hereunder in respect of the Covered Shares Transferred as the Shareholder shall have made hereunder.

“Transfer” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge, hypothecation, or the grant, creation or suffrage of an Encumbrance in or upon, or the gift, placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession or otherwise by operation of Law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each Contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing. The term “Transferred” shall have a correlative meaning.

ARTICLE II

COVENANTS OF SHAREHOLDER

2.1. Agreement to Vote. The Shareholder hereby irrevocably and unconditionally agrees that during the term of this Agreement, at a special meeting of the shareholders of Seller or at any other meeting of the shareholders of Seller, however called, including any adjournment or postponement thereof, and in connection with any written consent of the shareholders of Seller (collectively, “Seller Shareholders’ Meeting”), the Shareholder shall, in each case to the fullest extent that such matters are submitted for the vote or written consent of the Shareholder and that the Covered Shares are entitled to vote thereon or consent thereto:

(a) appear at each such meeting or otherwise cause the Covered Shares as to which the Shareholder controls the right to vote to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the Covered Shares as to which the Shareholder controls the right to vote:

(i) in favor of the approval of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Mergers, and any actions required in furtherance thereof;

(ii) against any action or agreement that could result in a breach of any covenant, representation or warranty or any other obligation of Seller under the Merger Agreement;

(iii) against any Acquisition Proposal; and

(iv) against any action, agreement, amendment to any agreement or organizational document, transaction, matter or proposal submitted for the vote or written consent of the shareholders of Seller that is intended or would reasonably be expected to impede, interfere with, prevent, delay, postpone, discourage, frustrate the purposes of or adversely affect the Mergers or the other transactions contemplated by the Merger Agreement or this Agreement or the performance by Seller of its obligations under the Merger Agreement.

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2.2. No Inconsistent Agreements. The Shareholder hereby covenants and agrees that, except for this Agreement, the Shareholder (a) shall not enter into, at any time while this Agreement remains in effect, any voting agreement or voting trust or any other Contract with respect to the Covered Shares, (b) shall not grant at any time while this Agreement remains in effect, a proxy, Consent or power of attorney in contravention of the obligations of the Shareholder under this Agreement with respect to the Covered Shares, (c) shall not commit any act, except for Permitted Transfers, that could restrict or affect his or her legal power, authority and right to vote any of the Covered Shares then held of record or Beneficially Owned by the Shareholder or otherwise reasonably expected to prevent or disable the Shareholder from performing any of his or her obligations under this Agreement, and (d) shall not take any action that would reasonably be expected to make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of impeding, preventing, delaying, interfering with, disabling or adversely affect the performance by, the Shareholder from performing any of his or her obligations under this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1. Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Seller, Buyer and Buyer Bank as follows:

(a) Authorization; Validity of Agreement; Necessary Action. The Shareholder has the requisite capacity and authority to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against him or her in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exceptions).

(b) Ownership. The Existing Shares are, and all of the Covered Shares owned by the Shareholder from the date hereof through and on the Closing Date will be, Beneficially Owned by the Shareholder except to the extent such Covered Shares are Transferred after the date hereof pursuant to a Permitted Transfer. From the date hereof through and on the Closing Date, the Shareholder has and will have sole title to the Covered Shares, free and clear of any Encumbrances other than those imposed by applicable Securities Laws. As of the date hereof, the Existing Shares constitute all of the shares of Seller Common Stock Beneficially Owned by the Shareholder. The Shareholder has and will have at all times through the Closing Date sole voting power (including the right to control such vote as contemplated herein), sole power of disposition (including the right to control any disposition), sole power to issue instructions with respect to the matters set forth in ARTICLE II hereof (including the right to control the making or issuing of any such instructions), and sole power to agree to all of the matters set forth in this Agreement (including the right to cause such agreements), in each case with respect to all of the Existing Shares and with respect to all of the Covered Shares owned by the Shareholder at all times through the Closing Date. The Shareholder has and will have possession of an outstanding certificate or outstanding certificates representing all of the Covered Shares (other than Covered Shares held at the Depository Trust Company or in book-entry form) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.

(c) No Violation. The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of his or her obligations under this Agreement will not, (i) conflict with or violate any Law or Order applicable to the Shareholder or by which any of his or her Assets is bound, or (ii) constitute or result in a Default under or the loss of any benefit under, or result in the creation of any Encumbrance on the Assets of the Shareholder under, any of the terms, conditions or

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provisions of any Contract to which the Shareholder is a party or by which the Shareholder or any of his or her Assets is bound, except for any of the foregoing as would not be reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to perform his or her obligations under this Agreement. Except as contemplated by this Agreement, neither the Shareholder nor any of his or her Affiliates (A) has entered into any voting agreement or voting trust with respect to any Covered Shares or entered into any other Contract relating to the voting of the Covered Shares or (B) has appointed or granted a proxy or power of attorney with respect to any Covered Shares.

(d) Consents and Approvals. The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require the Shareholder to obtain any Consent. No Consent of Shareholder’s spouse is necessary under any “community property” or other laws in order for Shareholder to enter into and perform its obligations under this Agreement.

(e) Legal Proceedings. There is no Litigation pending or, to the knowledge of the Shareholder, threatened against or affecting the Shareholder or any of his or her Affiliates that could reasonably be expected to impair the ability of the Shareholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(f) No Fees. The Shareholder has not employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

(g) Reliance by Buyer. The Shareholder understands and acknowledges that Buyer is entering into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement and the representations and warranties of Shareholder contained herein.

ARTICLE IV

OTHER COVENANTS

4.1. Prohibition on Transfers; Other Actions.

(a) Until the earlier of the receipt of the Seller Shareholder Approval or the date on which the Merger Agreement is terminated in accordance with its terms, the Shareholder hereby agrees not to (i) Transfer any of the Covered Shares, Beneficial Ownership thereof or any other interest specifically therein unless such Transfer is a Permitted Transfer; (ii) enter into any Contract with any Person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, the Shareholder’s representations, warranties, covenants and obligations under this Agreement; (iii) grant any proxy, power-of-attorney or other authorization in or with respect to any or all of the Covered Shares other than as required to effect the Shareholder’s voting obligations in Section 2.1; (iv) except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, take any action that could restrict or otherwise affect the Shareholder’s legal power, authority and right to vote all of the Covered Shares then Beneficially Owned by him or her, or otherwise comply with and perform his or her covenants and obligations under this Agreement; or (v) publicly announce any intention to do any of the foregoing. Any Transfer in violation of this provision shall be void. Following the date hereof, Seller shall notify its transfer agent that there is a stop transfer order with respect to all of the Covered Shares and that this Agreement places limits on the voting of the Covered Shares; provided, that any such stop transfer order and notice will immediately be withdrawn and terminated by Seller following the termination of this Agreement in accordance with Section 5.1.

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(b) The Shareholder understands and agrees that if the Shareholder attempts to Transfer, vote or provide any other Person with the authority to vote any of the Covered Shares other than in compliance with this Agreement, Seller shall not, and the Shareholder hereby unconditionally and irrevocably instructs Seller to not (i) permit such Transfer on its books and records, (ii) issue a new certificate representing any of the Covered Shares, or (iii) record such vote unless and until the Shareholder shall have complied with the terms of this Agreement.

4.2. Certain Events. In the event of a stock split, stock dividend or distribution, or any change in the Seller Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4.3. Notice of Acquisitions. The Shareholder hereby agrees to notify Seller and Buyer as promptly as practicable (and in any event at least two Business Days prior to the occurrence of any of the following events) in writing of (a) the number of any additional shares of Seller Common Stock or other securities of Seller of which the Shareholder acquires Beneficial Ownership on or after the date hereof, and (b) any proposed Permitted Transfers of the Covered Shares, Beneficial Ownership thereof or other interest specifically therein.

4.4. Acquisition Proposals. The Shareholder shall not, and shall use his or her reasonable best efforts to cause his or her Affiliates and each of their respective Representatives not to, directly or indirectly, (a) solicit, initiate, seek, encourage (including by providing information or assistance), facilitate or induce any Acquisition Proposal, (b) engage or participate in any discussions or negotiations regarding, or furnish or cause to be furnished to any Person any information or data in connection with, or afford access to the business, personnel, Assets or Books and Records of the Seller Entities in connection with, or take any other action to solicit, facilitate or induce the making of, any inquiry, offer or proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (c) approve, agree to, accept, endorse or recommend any Acquisition Proposal, (d) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined under the Exchange Act) with respect to an Acquisition Proposal or otherwise encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (e) initiate a shareholders’ vote or action by consent of Seller’s shareholders with respect to an Acquisition Proposal, (f) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Seller that takes any action in support of an Acquisition Proposal, (g) approve, agree to, accept, endorse or recommend, or propose to approve, agree to, accept, endorse or recommend any Acquisition Agreement contemplating or otherwise relating to any Acquisition Transaction, or (h) otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 4.4 by any Affiliate or Representative of the Shareholder shall constitute a breach of this Section 4.4 by the Shareholder.

4.5. [Non-Competition and Non-Solicitation.

(a) The Shareholder acknowledges and agrees that that during the Shareholder’s ownership, directly or indirectly, of Seller and as [a director][an executive officer] of Seller, the Shareholder and its Affiliates have become familiar with Seller’s trade secrets and with other confidential information concerning Seller and its Affiliates. Therefore, and in further consideration of the compensation to be paid to the Shareholder pursuant to the Merger Agreement, the Shareholder agrees to the covenants set forth in

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this Section 4.5 and acknowledges that: (i) the goodwill (including customer relationships) of Seller and its Affiliates associated with the transactions contemplated by the Merger Agreement is being acquired by Buyer; (ii) the Shareholder’s receipt of consideration for the Merger Consideration is a direct benefit from Buyer’s acquisition of such goodwill of Seller and its Affiliates; (iii) it is fair and appropriate to preserve the value of the goodwill of Seller and its Affiliates by entering into the covenants contained in this Section 4.5, which limits the Shareholder’s ability to compete with Seller and its Affiliates and their respective successors and assigns; (iv) the agreements and covenants provided by the Shareholder in this Section 4.5 are essential to protect the value of Seller and its Affiliates, including the goodwill associated with Seller and its Affiliates; (v) without the covenants and agreements of the Shareholder contained in this Section 4.5, Buyer would not have entered into the Merger Agreement and such covenants and agreements contained herein were a condition and inducement to Buyer to enter into the Merger Agreement and to consummate the transactions pursuant to the Merger Agreement; and (vi) each and all of the restrictions contained in this Section 4.5, including the duration, scope and geographic area of the covenants described in this Section 4.5 are fair, reasonable and necessary in order to protect Seller and its Affiliates’ goodwill and other assets and legitimate interests of Seller and its Affiliates as those interests exist as of the date hereof.

(b) The Shareholder hereby covenants and agrees that, for a period commencing on the Closing Date and terminating on the second anniversary of the Closing Date (the “Restricted Period”), such Shareholder shall not, within 50 miles of any branch or other office of Seller or Seller Bank in operation as of the date of this Agreement directly or indirectly, either for him or herself or for any other Person other than for Buyer or its Affiliates, participate in any business (including, without limitation, any division, group or franchise of a larger organization) that engages (or proposes to engage) in the Business; provided, that if as of the date hereof the Shareholder holds not more than a 1% direct or indirect equity interest in such Person, then the Shareholder may retain (but not increase) such ownership interest without being deemed to “participate” in the Business conducted by such Person. For purposes of this Agreement, the term “participate” shall mean having more than 1% direct or indirect ownership interest in any Person, whether as a sole proprietor, investor, owner, equity holder, partner, member, manager, joint venturer, creditor or otherwise, or rendering any direct or indirect service or assistance to any Person (whether as [a director][an executive officer], officer, manager, member, supervisor, employee, agent, consultant or otherwise), with respect to the Business.

(c) The Shareholder covenants and agrees that during the Restricted Period, the Shareholder shall not directly or indirectly, (i) as employee, agent, consultant, director, equity holder, member, manager, partner or in any other capacity, without Buyer’s prior written consent (other than for the benefit of Buyer or its Affiliates), solicit, call upon, communicate with or attempt to communicate (whether by mail, telephone, electronic mail, social media, personal meeting or any other means), excluding general solicitations of the public that are not based in whole or in part on any list of customers of Seller, Seller Bank, the Surviving Corporation, the Surviving Bank or any of their respective Affiliates with any Person that is or was a customer of Seller or any of its Affiliates (including Seller Bank) during the one-year period preceding the Closing Date for the purpose of engaging in opportunities related to the Business or contracts related to the Business, or (ii) interfere with or damage (or attempt to interfere with or damage) any relationship between Seller, Seller Bank, the Surviving Corporation, the Surviving Bank or any of their respective Affiliates and any such customers, supplier, licensee, licensor, franchisee or other business relation (including making, publishing or communicating any negative, defamatory or disparaging statements, remarks or comments concerning or alluding to Seller, Seller Bank, the Surviving Corporation, the Surviving Bank or any of their respective Affiliates or their products, customers, suppliers, licensees, licensors, franchisees and other associated third parties or make any maliciously false statements about Seller’s, Seller Bank’s, the Surviving Corporation’s, the Surviving Bank’s or any of their respective Affiliates’ employees and officers).

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(d) The Shareholder covenants and agrees that during the Restricted Period, such Shareholder shall not directly or indirectly, as employee, agent, consultant, director, equity holder, member, manager, partner or in any other capacity, without Buyer’s prior written consent, employ, engage, recruit, hire, solicit or induce, or cause others to solicit or induce, for employment or engagement, any employee of Seller or its Affiliates (including Seller Bank) (excluding general solicitations of the public that are not based on any list of, or directed at, employees of Seller or its Affiliates (including Seller Bank)).]1

4.6. Shareholder Capacity. The Shareholder is signing this Agreement solely in his or her capacity as a holder of Seller Common Stock, and nothing herein shall prohibit, prevent or preclude the Shareholder from taking or not taking any action in the Shareholder’s capacity as [a director][an executive officer] of Seller to the extent permitted by the Merger Agreement.

4.7. Further Assurances. From time to time, at the request of Buyer or Seller and without further consideration, the Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to effect the actions and consummate the transactions contemplated by this Agreement.

4.8. Disclosure. The Shareholder hereby authorizes Buyer and Seller to publish and disclose in any announcement or disclosure required by applicable Law and any proxy statement filed in connection with the transactions contemplated by the Merger Agreement the Shareholder’s identity and ownership of the Covered Shares and the nature of the Shareholder’s obligation under this Agreement.

ARTICLE V

MISCELLANEOUS

5.1. Termination. This Agreement shall remain in effect until the earlier to occur of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms, and (c) the termination of this Agreement by mutual written consent of the parties hereto; provided, that (i) the provisions of ARTICLE V shall survive any termination of this Agreement and (ii) the provisions of Section 4.5 shall survive until the end of the Restricted Period in the case of termination pursuant to clause (a) of this Section 5.1. Nothing in this Section 5.1 and no termination of this Agreement shall relieve or otherwise limit any party of liability for fraud, or willful or intentional breach of this Agreement.

5.2. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Buyer or Seller any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholder, and Buyer or Seller shall not have any authority to direct the Shareholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

5.3 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by registered or certified mail, postage pre-paid, return receipt requested, by courier or overnight carrier, or by email (with confirmed receipt) to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

[1]	Section 4.5 shall only be included in agreements where the Shareholder is also a director. Where the Shareholder is also an officer, Section 4.5 shall be omitted and marked as “Reserved”.

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Buyer:	Renasant Corporation
Renasant Bank
209 Troy Street
Tupelo, Mississippi 38804
Attention: James C. Mabry IV,
Executive Vice President
Chief Financial Officer
Email: [***]

Copy to Counsel:	Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018-1405
Attention: Frank M. (Rusty) Conner
Email: rconner@cov.com
Attention: Michael P. Reed
Email: mreed@cov.com;
Attention: Charlotte May
Email: cmay@cov.com

Seller:	The First Bancshares, Inc.
The First Bank
6480 U.S. Highway 98 West, Suite A
Hattiesburg, Mississippi 39402
Attention: M. Ray Cole, Jr.,
President & CEO
Email: [***]

Copy to Counsel:	Alston & Bird LLP
One Atlantic Center
1201 W. Peachtree St. NE
Atlanta, GA 30305
Attention: Mark Kanaly
Email: Mark.Kanaly@alston.com;
Attention: Will Hooper
Email: Will.Hooper@alston.com

Shareholder:	To those Persons indicated on Schedule 1.

5.4 Interpretation. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and, unless otherwise defined herein, the words used shall be construed and interpreted according to their ordinary meaning so as fairly to accomplish the purposes and intentions of all parties hereto. Section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive and “any” means “any and all.” “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.” The words “hereby,” “herein,” “hereof,” “hereunder” and similar terms refer to this Agreement as a whole and not to any specific Section.

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5.5 Counterparts; Delivery by Electronic Transmission. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by electronic means, including by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of electronic means, including e-mail delivery of a “.pdf” format data file, to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of electronic means, including e-mail delivery of a “.pdf” format data file, as a defense to the formation of a contract and each party hereto forever waives any such defense.

5.6 Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement, together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto, constitute the entire agreement among the parties hereto with respect to the transactions contemplated hereunder and thereunder and supersedes all prior arrangements or understandings, with respect thereto, written and oral.

5.7 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

5.7.1

The parties agree that this Agreement shall be governed by and construed in all respects in accordance with and all disputes arising out of or in connection with this Agreement or the transactions contemplated hereby shall be resolved under, the Laws of the State of Mississippi without regard to any conflict of Laws or choice of Law principles that might otherwise refer construction or interpretation of this Agreement to the substantive Law of another jurisdiction.

5.7.2

Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in Hinds, Madison, and Rankin County, Mississippi (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, and (d) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 5.3.

5.7.3

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR

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ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.7.

5.8 Amendments; Waivers. To the extent permitted by Law, this Agreement may be amended or waived by a subsequent writing signed by each of the parties upon the approval of each of the parties. The parties hereto may, to the extent permitted by Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply with an obligation, covenant, agreement or condition. No failure or delay by any party hereto in exercising any right, power, remedy or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege.

5.9 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

5.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

5.11 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by merger, consolidation or otherwise by operation of Law) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

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5.12 Third Party Beneficiaries. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding any other provision hereof to the contrary, no Consent, approval or agreement of any third party beneficiary will be required to amend, modify or waive any provision of this Agreement.

5.13 Expenses. Each of the parties hereto shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder.

5.14 Reasonable Efforts. On the terms and subject to the conditions of this Agreement, the Shareholder agrees to execute and deliver such additional documents as Buyer may reasonably request and use its reasonable best efforts to take, or cause to be taken, all appropriate actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated hereby as promptly as practicable. Without limiting the foregoing, the Shareholder shall execute and deliver to Buyer and any of its designees any proxies reasonably requested by Buyer with respect to the Shareholder’s voting obligations under this Agreement.

[signatures on following page]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the day and year first written above.

RENASANT CORPORATION

By:
Name:
Title:

THE FIRST BANCSHARES, INC.

By:
Name:
Title:

SHAREHOLDER

Name:

[Signature Page to Voting Agreement]

Schedule 1

INFORMATION

Name	Existing Shares

Address for notice:

Name:

Street:

City, State:

ZIP Code:

Telephone:

Fax:

Email:

Exhibit 10.2

FORM OF BUYER VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is made and entered into as of July 29, 2024, by and among Renasant Corporation (“Buyer”), a Mississippi corporation, The First Bancshares, Inc. (“Seller”), a Mississippi corporation, and the undersigned shareholder [and director][and executive officer] (the “Shareholder”) of Buyer in the Shareholder’s capacity as a shareholder of Buyer, and not in his or her capacity as [a director][an executive officer] of Buyer.

Preamble

Concurrently with the execution of this Agreement, Buyer and Seller are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, Seller will merge with and into Buyer, with Buyer as the surviving corporation (the “Merger”), and The First Bank, a Mississippi state-chartered bank and wholly owned subsidiary of Seller (“Seller Bank”), will merge with and into Renasant Bank, a Mississippi state-chartered bank and wholly owned subsidiary of Buyer (“Buyer Bank”), with Buyer Bank as the surviving bank (together with the Merger, the “Mergers”).

As of the date hereof, the Shareholder is [a director][an executive officer] of Buyer and has Beneficial Ownership of, in the aggregate, those shares of common stock, par value $5.00 per share, of Buyer (“Buyer Common Stock”) specified on Schedule 1 attached hereto.

As a condition and inducement to Buyer and Seller entering into the Merger Agreement, Buyer and Seller have required that the Shareholder agree, and the Shareholder has agreed, to enter into this Agreement and abide by the covenants and obligations set forth herein.

Other individuals, as a condition and inducement to Buyer and Seller entering into the Merger Agreement, will enter into and abide by the covenants and obligations set forth in substantially similar voting agreements.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GENERAL

1.1. Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

“Affiliate” of a Person means any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person.

“Beneficial Ownership” by a Person of any securities means ownership by any Person who, directly or indirectly, through any Contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power which includes the power to vote, or to direct the voting of, such security; or (b) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 under the Exchange Act; provided, that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities which such Person has, at any time during the term of this Agreement, the right to acquire pursuant to any Contract, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms “Beneficially Own” and “Beneficially Owned” shall have a correlative meaning.

“control” (including the terms “controlling”, “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or any other means.

“Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative Contract with respect to such security, entering into or acquiring a futures or forward Contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits and risks of ownership of any security.

“Covered Shares” means, with respect to the Shareholder, the Existing Shares, together with any shares of Buyer Common Stock or other capital stock of Buyer that the Shareholder acquires Beneficial Ownership of on or after the date hereof.

“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, voting trust or agreement, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement).

“Existing Shares” means, with respect to the Shareholder, all shares of Buyer Common Stock Beneficially Owned by the Shareholder as specified on Schedule 1 hereto.

“Permitted Transfer” means a Transfer (a) as the result of the death of the Shareholder by the Shareholder to a descendant, heir, executor, administrator, testamentary trustee, lifetime trustee or legatee of the Shareholder, (b) Transfers to Affiliates (including trusts) and family members in connection with estate and tax planning purposes, (c) Transfers to any other shareholder and director or executive officer of Buyer who has executed a copy of this Agreement on the date hereof, (d) Transfers in connection with the payment of any withholding taxes owed by the Shareholder in connection with any vesting, settlement, or exercise, as applicable, of a Buyer Restricted Stock Award, (e) Transfers in respect of Covered Shares pledged in a bona fide transaction, which is outstanding prior to or as of the date hereof, to a lender to the Shareholder, and (f) such transfers as Seller may otherwise permit; provided, that, in the case of the foregoing clauses (a), (b), and (f), prior to the effectiveness of such Transfer, such transferee executes and delivers to Buyer and Seller an agreement that is identical to this Agreement or such other written agreement, in form and substance acceptable to Seller, to assume all of Shareholder’s obligations hereunder in respect of the Covered Shares subject to such Transfer and to be bound by the terms of this Agreement, with respect to the Covered Shares subject to such Transfer, to the same extent as the Shareholder is bound hereunder and to make each of the representations and warranties hereunder in respect of the Covered Shares Transferred as the Shareholder shall have made hereunder.

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“Transfer” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge, hypothecation, or the grant, creation or suffrage of an Encumbrance in or upon, or the gift, placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession or otherwise by operation of Law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each Contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing. The term “Transferred” shall have a correlative meaning.

ARTICLE II

COVENANTS OF SHAREHOLDER

2.1. Agreement to Vote. The Shareholder hereby irrevocably and unconditionally agrees that during the term of this Agreement, at a special meeting of the shareholders of Buyer or at any other meeting of the shareholders of Buyer, however called, including any adjournment or postponement thereof, and in connection with any written consent of the shareholders of Buyer (collectively, “Buyer Shareholders’ Meeting”), the Shareholder shall, in each case to the fullest extent that such matters are submitted for the vote or written consent of the Shareholder and that the Covered Shares are entitled to vote thereon or consent thereto:

(a) appear at each such meeting or otherwise cause the Covered Shares as to which the Shareholder controls the right to vote to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the Covered Shares as to which the Shareholder controls the right to vote:

(i) in favor of the approval of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Mergers, and any actions required in furtherance thereof;

(ii) against any action or agreement that could result in a breach of any covenant, representation or warranty or any other obligation of Buyer under the Merger Agreement; and

(iii) against any action, agreement, amendment to any agreement or organizational document, transaction, matter or proposal submitted for the vote or written consent of the shareholders of Buyer that is intended or would reasonably be expected to impede, interfere with, prevent, delay, postpone, discourage, frustrate the purposes of or adversely affect the Mergers or the other transactions contemplated by the Merger Agreement or this Agreement or the performance by Buyer of its obligations under the Merger Agreement.

2.2. No Inconsistent Agreements. The Shareholder hereby covenants and agrees that, except for this Agreement and the lock-up agreement, dated as the date hereof, entered into among the Shareholder, Buyer and Stephens Inc. as representative to certain underwriters, in connection with the offering of Buyer Common Stock announced on the date hereof (the “Lock-Up Agreement”), the Shareholder (a) shall not enter into, at any time while this Agreement remains in effect, any voting agreement or voting trust or any other Contract with respect to the Covered Shares, (b) shall not grant at any time while this Agreement remains in effect, a proxy, Consent or power of attorney in contravention of the obligations of the Shareholder under this Agreement with respect to the Covered Shares, (c) shall not commit any act, except for Permitted Transfers, that could restrict or affect his or her legal power, authority and right to vote any of the Covered Shares then held of record or Beneficially Owned by the Shareholder or otherwise

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reasonably expected to prevent or disable the Shareholder from performing any of his or her obligations under this Agreement, and (d) shall not take any action that would reasonably be expected to make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of impeding, preventing, delaying, interfering with, disabling or adversely affect the performance by, the Shareholder from performing any of his or her obligations under this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1. Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Seller, Buyer and Buyer Bank as follows:

(a) Authorization; Validity of Agreement; Necessary Action. The Shareholder has the requisite capacity and authority to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against him or her in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exceptions).

(b) Ownership. The Existing Shares are, and all of the Covered Shares owned by the Shareholder from the date hereof through and on the Closing Date will be, Beneficially Owned by the Shareholder except to the extent such Covered Shares are Transferred after the date hereof pursuant to a Permitted Transfer. From the date hereof through and on the Closing Date, the Shareholder has and will have sole title to the Covered Shares, free and clear of any Encumbrances other than those imposed by applicable Securities Laws and the Lock-Up Agreement. As of the date hereof, the Existing Shares constitute all of the shares of Buyer Common Stock Beneficially Owned by the Shareholder. The Shareholder has and will have at all times through the Closing Date sole voting power (including the right to control such vote as contemplated herein), sole power of disposition (including the right to control any disposition), subject to the provisions of the Lock-Up Agreement, sole power to issue instructions with respect to the matters set forth in ARTICLE II hereof (including the right to control the making or issuing of any such instructions), and sole power to agree to all of the matters set forth in this Agreement (including the right to cause such agreements), in each case with respect to all of the Existing Shares and with respect to all of the Covered Shares owned by the Shareholder at all times through the Closing Date. The Shareholder has and will have possession of an outstanding certificate or outstanding certificates representing all of the Covered Shares (other than Covered Shares held at the Depository Trust Company or in book-entry form) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.

(c) No Violation. The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of his or her obligations under this Agreement will not, (i) conflict with or violate any Law or Order applicable to the Shareholder or by which any of his or her Assets is bound, or (ii) constitute or result in a Default under or the loss of any benefit under, or result in the creation of any Encumbrance on the Assets of the Shareholder under, any of the terms, conditions or provisions of any Contract to which the Shareholder is a party or by which the Shareholder or any of his or her Assets is bound, except for any of the foregoing as would not be reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to perform his or her obligations under this Agreement. Except as contemplated by this Agreement, neither the Shareholder nor any of his or her Affiliates (A) has entered into any voting agreement or voting trust with respect to any Covered Shares or entered into any other Contract relating to the voting of the Covered Shares or (B) has appointed or granted a proxy or power of attorney with respect to any Covered Shares.

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(d) Consents and Approvals. The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require the Shareholder to obtain any Consent. No Consent of Shareholder’s spouse is necessary under any “community property” or other laws in order for Shareholder to enter into and perform its obligations under this Agreement.

(e) Legal Proceedings. There is no Litigation pending or, to the knowledge of the Shareholder, threatened against or affecting the Shareholder or any of his or her Affiliates that could reasonably be expected to impair the ability of the Shareholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(f) No Fees. The Shareholder has not employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

(g) Reliance by Seller. The Shareholder understands and acknowledges that Seller is entering into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement and the representations and warranties of Shareholder contained herein.

ARTICLE IV

OTHER COVENANTS

4.1. Prohibition on Transfers; Other Actions.

(a) Until the earlier of the receipt of the Buyer Shareholder Approval or the date on which the Merger Agreement is terminated in accordance with its terms, the Shareholder hereby agrees not to (i) Transfer any of the Covered Shares, Beneficial Ownership thereof or any other interest specifically therein unless such Transfer is a Permitted Transfer; (ii) enter into any Contract with any Person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, the Shareholder’s representations, warranties, covenants and obligations under this Agreement; (iii) grant any proxy, power-of-attorney or other authorization in or with respect to any or all of the Covered Shares other than as required to effect the Shareholder’s voting obligations in Section 2.1; (iv) except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, take any action that could restrict or otherwise affect the Shareholder’s legal power, authority and right to vote all of the Covered Shares then Beneficially Owned by him or her, or otherwise comply with and perform his or her covenants and obligations under this Agreement; or (v) publicly announce any intention to do any of the foregoing. Any Transfer in violation of this provision shall be void. Following the date hereof, Buyer shall notify its transfer agent that there is a stop transfer order with respect to all of the Covered Shares and that this Agreement places limits on the voting of the Covered Shares; provided, that any such stop transfer order and notice will immediately be withdrawn and terminated by Buyer following the termination of this Agreement in accordance with Section 5.1.

(b) The Shareholder understands and agrees that if the Shareholder attempts to Transfer, vote or provide any other Person with the authority to vote any of the Covered Shares other than in compliance with this Agreement, Buyer shall not, and the Shareholder hereby unconditionally and irrevocably instructs Buyer to not (i) permit such Transfer on its books and records, (ii) issue a new certificate representing any of the Covered Shares, or (iii) record such vote unless and until the Shareholder shall have complied with the terms of this Agreement.

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4.2. Certain Events. In the event of a stock split, stock dividend or distribution, or any change in the Buyer Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4.3. Notice of Acquisitions. The Shareholder hereby agrees to notify Seller and Buyer as promptly as practicable (and in any event at least two Business Days prior to the occurrence of any of the following events) in writing of (a) the number of any additional shares of Buyer Common Stock or other securities of Buyer of which the Shareholder acquires Beneficial Ownership on or after the date hereof, and (b) any proposed Permitted Transfers of the Covered Shares, Beneficial Ownership thereof or other interest specifically therein; except, in either case, in connection with the acquisition of any shares of Buyer Common Stock through any dividend reinvestment or 401(k) plan of Buyer existing as of the date hereof, or acquired upon the exercise or vesting of equity awards under any equity incentive plan of Buyer existing on the date hereof.

4.4. Shareholder Capacity. The Shareholder is signing this Agreement solely in his or her capacity as a holder of Buyer Common Stock, and nothing herein shall prohibit, prevent or preclude the Shareholder from taking or not taking any action in the Shareholder’s capacity as [a director][an executive officer] of Buyer to the extent permitted by the Merger Agreement.

4.5. Further Assurances. From time to time, at the request of Buyer or Seller and without further consideration, the Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to effect the actions and consummate the transactions contemplated by this Agreement.

4.6. Disclosure. The Shareholder hereby authorizes Buyer and Seller to publish and disclose in any announcement or disclosure required by applicable Law and any proxy statement filed in connection with the transactions contemplated by the Merger Agreement the Shareholder’s identity and ownership of the Covered Shares and the nature of the Shareholder’s obligation under this Agreement.

ARTICLE V

MISCELLANEOUS

5.1. Termination. This Agreement shall remain in effect until the earlier to occur of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms, and (c) the termination of this Agreement by mutual written consent of the parties hereto; provided, that the provisions of ARTICLE V shall survive any termination of this Agreement. Nothing in this Section 5.1 and no termination of this Agreement shall relieve or otherwise limit any party of liability for fraud, or willful or intentional breach of this Agreement.

5.2. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Buyer or Seller any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholder, and Buyer or Seller shall not have any authority to direct the Shareholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

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5.3 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by registered or certified mail, postage pre-paid, return receipt requested, by courier or overnight carrier, or by email (with confirmed receipt) to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Buyer:	Renasant Corporation
Renasant Bank
209 Troy Street
Tupelo, Mississippi 38804
Attention: C. Mitchell Waycaster
Email: [***]

Copy to Counsel:	Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018-1405
Attention: Frank M. (Rusty) Conner
Email: rconner@cov.com
Attention: Michael P. Reed
Email: mreed@cov.com;
Attention: Charlotte May
Email: cmay@cov.com

Seller:	The First Bancshares, Inc.
The First Bank
6480 U.S. Highway 98 West
Hattiesburg, MS 39404-5549
Attention: M. Ray Cole, Jr.
Email: [***]

Copy to Counsel:	Alston & Bird LLP
One Atlantic Center
1201 W. Peachtree St. NE
Atlanta, GA 30305
Attention: Mark Kanaly
Email: Mark.Kanaly@alston.com;
Attention: Will Hooper
Email: Will.Hooper@alston.com
Shareholder:	To those Persons indicated on Schedule 1.

5.4 Interpretation. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and, unless otherwise defined herein, the words used shall be construed and interpreted according to their ordinary meaning so as fairly to accomplish the purposes and intentions of all parties hereto. Section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine,

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feminine or neuter forms. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive and “any” means “any and all.” “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.” The words “hereby,” “herein,” “hereof,” “hereunder” and similar terms refer to this Agreement as a whole and not to any specific Section.

5.5 Counterparts; Delivery by Electronic Transmission. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by electronic means, including by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of electronic means, including e-mail delivery of a “.pdf” format data file, to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of electronic means, including e-mail delivery of a “.pdf” format data file, as a defense to the formation of a contract and each party hereto forever waives any such defense.

5.6 Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement, together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto, constitute the entire agreement among the parties hereto with respect to the transactions contemplated hereunder and thereunder and supersedes all prior arrangements or understandings, with respect thereto, written and oral.

5.7 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

5.7.1

The parties agree that this Agreement shall be governed by and construed in all respects in accordance with and all disputes arising out of or in connection with this Agreement or the transactions contemplated hereby shall be resolved under, the Laws of the State of Mississippi without regard to any conflict of Laws or choice of Law principles that might otherwise refer construction or interpretation of this Agreement to the substantive Law of another jurisdiction.

5.7.2

Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in Hinds, Madison, and Rankin County, Mississippi (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, and (d) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 5.3.

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5.7.3

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.7.

5.8 Amendments; Waivers. To the extent permitted by Law, this Agreement may be amended or waived by a subsequent writing signed by each of the parties upon the approval of each of the parties. The parties hereto may, to the extent permitted by Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply with an obligation, covenant, agreement or condition. No failure or delay by any party hereto in exercising any right, power, remedy or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege.

5.9 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

5.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

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5.11 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by merger, consolidation or otherwise by operation of Law) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

5.12 Third Party Beneficiaries. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding any other provision hereof to the contrary, no Consent, approval or agreement of any third party beneficiary will be required to amend, modify or waive any provision of this Agreement.

5.13 Expenses. Each of the parties hereto shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder.

5.14 Reasonable Efforts. On the terms and subject to the conditions of this Agreement, the Shareholder agrees to execute and deliver such additional documents as Seller may reasonably request and use its reasonable best efforts to take, or cause to be taken, all appropriate actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated hereby as promptly as practicable. Without limiting the foregoing, the Shareholder shall execute and deliver to Seller and any of its designees any proxies reasonably requested by Seller with respect to the Shareholder’s voting obligations under this Agreement.

[signatures on following page]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the day and year first written above.

RENASANT CORPORATION

By:

Name:	C. Mitchell Waycaster
Title:	Chief Executive Officer and Executive Vice Chairman

THE FIRST BANCSHARES, INC.

By:

Name:	M. Ray (Hoppy) Cole, Jr.
Title:	Vice Chairman, President and Chief Executive Officer

SHAREHOLDER

Name:

[Signature Page to Voting Agreement]

Schedule 1

INFORMATION

Name	Existing Shares

Address for notice:

Name:

Street:

City, State:

ZIP Code:

Telephone:

Fax:

Email:

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (Registration No. 333-134305, 333-141335, 333-160482, 333-168981, 333-183735, 333-206966, 333-227386, and 333-260188) and on Form S-8 (Registration No. 333-102152, 333-104445, 333-117987, 333-122514, 333-122515, 333-122951, 333-137037, 333-144185, 333-144694, 333-150355, 333-179973, 333-191017, 333-191023, 333-197555, 333-207620, 333-213050, 333-238480, and 333-252356) of Renasant Corporation of our report dated February 29, 2024, on our audit of the consolidated financial statements of The First Bancshares, Inc. as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023. We also consent to the incorporation by reference of our report dated February 29, 2024, on our audit of the internal control over financial reporting of The First Bancshares, Inc. as of December 31, 2023. We also consent to the reference to our firm under the caption “Experts” in a prospectus supplement to Registration Statement on Form S-3 (Registration No. 333-260188).

/s/ Forvis Mazars, LLP

Jackson, Mississippi

July 29, 2024

Exhibit 99.1

Contacts:	For Media:	For Financials:
	John S. Oxford	James C. Mabry IV
	Senior Vice President	Executive Vice President
	Chief Marketing Officer	Chief Financial Officer
	(662) 680-1219	(662) 680-1281

RENASANT CORPORATION TO ACQUIRE

THE FIRST BANCSHARES, INC.

Announces Five-Year Community Benefit Plan

TUPELO, MISSISSIPPI (July 29, 2024) - Renasant Corporation (NYSE: RNST) (“Renasant”) and The First Bancshares, Inc. (“The First”) (NYSE: FBMS) jointly announced today that they have entered into a definitive agreement and plan of merger, pursuant to which The First will merge with and into Renasant (the “Merger”) in an all-stock transaction valued at approximately $1.2 billion, based on Renasant’s closing stock price as of July 26, 2024. The Merger has been approved unanimously by each company’s board of directors and is expected to close in the first half of 2025. Completion of the transaction is subject to customary closing conditions, including the receipt of required regulatory approvals and the approval of Renasant and The First shareholders.

Headquartered in Hattiesburg, Mississippi, The First operates 111 branches across Mississippi, Louisiana, Alabama, Florida and Georgia. As of June 30, 2024, The First had approximately $8.0 billion in total assets, $5.3 billion in total loans and $6.6 billion in total deposits. The Merger will create a six-state Southeastern banking franchise with approximately $25 billion in total assets, $18 billion in total loans and $21 billion in total deposits, based on financial data as of June 30, 2024.

“As two of the largest banks headquartered in Mississippi, each with a footprint across the Southeast, both Renasant and The First have grown to know and respect each other’s operating philosophy, dedication to providing best-in-class customer service and commitment to the communities in which we operate,” said Renasant CEO, Mitch Waycaster. “As with Renasant, The First has expanded into some of the most dynamic, fastest growing markets in the Southeast. Together, we create a more valuable company with the meaningful scale needed to compete in today’s operating environment.”

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Kevin Chapman, Renasant’s President, further commenting on the transaction, added, “This merger will greatly benefit our current and future customers by expanding our locations, services and products. The First is a strong community bank with employees who are deeply invested in the markets they serve. We look forward to enhancing our ability to serve the needs of our customers and communities through this merger.”

M. Ray “Hoppy” Cole, President and CEO of The First, will become a Senior Executive Vice President and join both the Renasant and Renasant Bank boards of directors. Three additional independent directors of The First will be appointed to both the Renasant and Renasant Bank boards of directors, and two additional independent directors of The First will be appointed to the Renasant Bank board of directors.

“At The First, we are proud of the team we have assembled and the company we have built together. The First has always operated with a community-first mindset, building strong, trust-based relationships with our clients and the markets we serve. Going forward, we are excited for our customers, bankers and shareholders to experience our next chapter as we join Renasant and form a leading Southeast regional bank with the scale and capabilities of a larger bank while maintaining the community bank touch our customers have come to expect. Because of our great respect for the culture Renasant has established and the like-minded manner in which they operate, we believe this merger will create significant benefits for all stakeholders,” said Cole.

According to the terms of the merger agreement, shareholders of The First will receive 1.00 share of Renasant common stock for each share of The First common stock. Additionally, all options of The First will be cashed out at their in-the-money value at closing. Based on Renasant’s closing stock price of $37.09 per share as of July 26, 2024, the implied transaction value is approximately $37.09 per The First share, or $1.2 billion, in the aggregate. Excluding one-time transaction costs, the merger is expected to be immediately accretive to Renasant’s estimated earnings per share and to have a positive long-term impact on Renasant’s key profitability and operating ratios.

Stephens Inc. is serving as Renasant’s exclusive financial advisor and rendered a fairness opinion to Renasant’s board of directors, and Covington & Burling LLP is serving as its legal advisor. Keefe, Bruyette & Woods, A Stifel Company, is serving as exclusive financial advisor and rendered a fairness opinion to The First’s board of directors, and Alston & Bird LLP is serving as its legal advisor.

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Community Benefit Plan

In connection with the announcement of the Merger, Renasant announced its adoption of a Community Benefit Plan. Under this plan, which is effective upon completion of the Merger, Renasant is committed to an $10.3 billion, five-year plan to foster economic growth, access to financial services and inclusion in Renasant’s and The First’s combined footprint. More information about Renasant’s Community Benefit Plan can be found at www.renasant.com under the News & Market Data tab.

Information to Access Joint Conference Call About the Merger:

A live audio webcast and conference call with analysts will be available beginning at 10:00 AM Eastern Time (9:00 AM Central Time) on Tuesday, July 30, 2024.

The webcast is accessible at https://event.choruscall.com/mediaframe/webcast.html?webcastid=trsUDhdF. To access the conference call, dial 1-877-871-3172 in the United States and enter access code: 9874245 for the Renasant Corporation 2024 Investor Conference Call. International participants should dial 1-412-902-6603 and enter the access code 9874245 to access the conference call.

The webcast will be archived on www.renasant.com after the call. A replay can be accessed via telephone by dialing 1-877-344-7529 in the United States and entering conference number 5191560 or by dialing 1-412-317-0088 internationally and entering the same conference number.

ABOUT RENASANT CORPORATION:

Renasant Corporation is the parent of Renasant Bank, a 120-year-old financial services institution. Renasant has assets of approximately $17.5 billion and operates 185 banking, lending, mortgage and wealth management offices in Mississippi, Tennessee, Alabama, Florida, Georgia, North Carolina and South Carolina. Additional information is available on Renasant’s website: www.renasant.com.

ABOUT THE FIRST BANCSHARES, INC:

The First Bancshares, Inc., headquartered in Hattiesburg, Mississippi, is the parent company of The First Bank. Founded in 1996, the First has operations in Mississippi, Louisiana, Alabama, Florida and Georgia. Additional information is available on The First’s website: www.thefirstbank.com.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Renasant will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”), which will contain a joint proxy statement of Renasant and The First and a prospectus of Renasant (the “joint proxy statement/prospectus”), and each of Renasant and The First may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY

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OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY RENASANT AND THE FIRST, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RENASANT, THE FIRST AND THE PROPOSED TRANSACTION. When final, a definitive copy of the joint proxy statement/prospectus will be mailed to Renasant and The First shareholders. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Renasant and The First, free of charge from Renasant or The First or from the SEC’s website when they are filed. The documents filed by Renasant with the SEC may be obtained free of charge at Renasant’s website, at www.renasant.com, by requesting them by mail at Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804, Attention: Corporate Secretary. The documents filed by The First with the SEC may be obtained free of charge at The First’s website, at www.thefirstbank.com, or by requesting them by mail at The First Bancshares, Inc., 6480 U.S. Highway 98 West, Suite A, Hattiesburg, Mississippi 39402, Attention: Corporate Secretary.

PARTICIPANTS IN THE SOLICITATION

Renasant and The First and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Renasant or The First in respect of the proposed transaction. Information about Renasant’s directors and executive officers is available in Renasant’s proxy statement dated March 13, 2024, for its 2024 Annual Meeting of Shareholders, and other documents filed by Renasant with the SEC. Information about The First’s directors and executive officers is available in The First’s proxy statement dated April 10, 2024, for its 2024 Annual Meeting of Shareholders, and other documents filed by The First with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Renasant or The First as indicated above.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger of Renasant and The First, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, among other things, Renasant management’s and The First management’s beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy and Renasant and The First. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include projections of, or guidance on, the Renasant’s or the combined company’s future financial performance, asset quality, liquidity, capital levels, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in the Renasant’s business or

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financial results. Renasant and The First caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between Renasant and The First; the outcome of any legal proceedings that may be instituted against Renasant or The First; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the business combination transaction) and shareholder approvals or to satisfy any of the other conditions to the business combination transaction on a timely basis or at all; the possibility that the anticipated benefits of the business combination transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Renasant and The First do business; the possibility that the business combination transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the business combination transaction; changes in Renasant’s share price before the closing of the business combination transaction; risks relating to the potential dilutive effect of shares of Renasant common stock to be issued in the business combination transaction; and other factors that may affect future results of Renasant, The First and the combined company. Additional factors that could cause results to differ materially from those described above can be found in Renasant’s Annual Report on Form 10-K for the year ended December 31, 2023, The First’s Annual Report on Form 10-K for the year ended December 31, 2023, and in other documents Renasant and The First file with the SEC, which are available on the SEC’s website at www.sec.gov.

All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if Renasant’s or The First’s underlying assumptions prove to be incorrect, actual results may differ materially from what Renasant and The First anticipate. Renasant and The First caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither Renasant nor The First assumes any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.

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Exhibit 99.2

Renasant Corporation Acquisition of The First Bancshares, Inc. July 29, 2024

Forward-Looking Statements & Other Disclaimers Cautionary Statement Regarding Forward-Looking Statements Statements included in this presentation which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on, among other things, Renasant Corporation (the “Company” or “RNST”) management’s and The First Bancshares, Inc. (“The First” or “FBMS”) management’s beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy and the Company and The First. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include the proposed offering of the Company’s common stock and expectations relating to the anticipated opportunities and financial and other benefits of the business combination transaction between the Company and The First, and the projections of, or guidance on, the Company’s or the combined company’s future financial performance, asset quality, liquidity, capital levels, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in the Company’s business or financial results. The Company and The First caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between the Company and The First; the outcome of any legal proceedings that may be instituted against the Company or The First; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the business combination transaction) and shareholder approvals or to satisfy any of the other conditions to the business combination transaction on a timely basis or at all; the possibility that the anticipated benefits of the business combination transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where the Company and The First do business; the possibility that the business combination transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the business combination transaction; changes in the Company’s share price before the closing of the business combination transaction; risks relating to the potential dilutive effect of shares of the Company common stock to be issued in the business combination transaction or in the proposed offering of the Company’s common stock; and other factors that may affect future results of the Company, The First and the combined company. Additional factors that could cause results to differ materially from those described above can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, The First’s Annual Report on Form 10-K for the year ended December 31, 2023, and in other documents the Company and The First file with the U.S. Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included in this presentation are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if the Company’s or The First’s underlying assumptions prove to be incorrect, actual results may differ materially from what the Company and The First anticipate. The Company and The First caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither the Company nor The First assumes any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. Market and Industry Data Unless otherwise indicated, market data and certain industry forecast data used in this presentation were obtained from third party sources and other publicly available information. Data regarding the industries in which the Company and The First compete and their respective market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond the Company’s control. In addition, assumptions and estimates of the future performance of the Company’s industries are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause future performance to differ materially from assumptions and estimates. Company and The First Data Data about the Company provided in this presentation, including financial information, has been prepared by Company management. Data about The First provided in this presentation, including financial information, has been obtained from The First management and its public filings with the SEC. Combined Franchise Forward-Looking Data Neither the Company’s nor The First’s independent registered public accounting firms have studied, reviewed or performed any procedures with respect to the combined franchise forward-looking financial data for the purpose of inclusion in this presentation, and, accordingly, neither have expressed an opinion or provided any form of assurance with respect thereto for the purpose of this presentation. These combined franchise forward-looking financial data are for illustrative purposes only and should not be relied on as necessarily being indicative of future results. The assumptions and estimates underlying the combined franchise forward-looking financial data are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including those in the “Forward-Looking Statements” disclaimer above. Combined franchise forward-looking financial data is inherently uncertain due to a number of factors outside of the Company’s or The First’s control. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the proposed acquisition or that actual results will not differ materially from those presented in the combined franchise forward-looking financial data. Inclusion of combined franchise forward-looking financial data in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Non-GAAP Financial Measures This presentation includes certain financial measures derived from consolidated financial data but not presented in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company believes that these non-GAAP measures, when taken together with its financial results presented in accordance with GAAP, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis These non-GAAP financial measures however are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to GAAP measures. Please refer to the Appendix for reconciliations of the non-GAAP financial measures to their most directly comparable GAAP financial measures. 2

Today’s Speakers Mitch Waycaster Hoppy Cole Chief Executive Officer and Executive Vice Chairman Chief Executive Officer and Chairman Kevin Chapman Dee Dee Lowery President and Chief Operating Officer Chief Financial Officer, Executive Vice President Jim Mabry Chief Financial Officer, Senior Executive Vice President David Meredith Chief Credit Officer, Senior Executive Vice President 3

Transaction Highlights Creates a leading Southeast bank with ~$25 billion Strong Strategic in combined assets Partner Familiarity and culture mitigate risk Strengthens demographic profile and adds density (1) Sound FBMS Granular and diverse core deposit base Strong credit metrics Fundamentals Excess liquidity Combined Highlights Financially Accelerates profitability improvement Meaningful EPS accretion ~$25B ~$18B ~$21B 30%+ 1.3% Compelling Capital ratios well-positioned Assets Loans Deposits 2025E EPS 2025E Accretion(1) ROAA(1) 4 Note: Data as of June 30, 2024. (1) Inclusive of assumptions detailed on slide 13. For illustrative purposes, assumes transaction closes on January 1, 2025 and assumes fully phased-in cost savings.

Top-Quartile Financial Performer Peers include publicly traded banks $10 - $50B in assets headquartered in the Southeast(1) 1.8% 1.8% 1.4% 1.3% 1.3% 1.2% 1.2% 1.2% 1.1% 1.0% 1.0% 1.0% 1.0% 0.9% 0.9% 2025E 0.7% 0.7% ROAA(2) ~40+ bps improvement Combined Standalone 16% 16% 15% 14% 13% 13% 13% 12% 12% 12% 12% 11% 11% 11% 10% 2025E 9% 9% (2) ~550+ bps ROATCE improvement Combined Standalone 63% 65% 65% 66% 56% 57% 57% 58% 58% 59% 60% 61% 53% 53% 44% 2025E 35% 35% Efficiency ~1,000+ bps Ratio(2) improvement Combined Standalone Source: S&P Global Market Intelligence. Note: Market data as of July 26, 2024. Peer estimates are based on current consensus analyst estimates; RNST consensus estimates as of July 22, 2024. 5 (1) Southeast defined as Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, and Tennessee. Excludes banks with announced transactions that result in combined organizations over $50 billion in assets. (2) Inclusive of assumptions detailed on slide 13. Assumes fully phased-in cost savings in first year after closing. For illustrative purposes, assumes transaction closes on January 1, 2025.

Stronger Balance Sheet Peers include publicly traded banks $10 - $50B in assets headquartered in the Southeast(1) 2.0% 1.7% 1.6% 1.6% 1.6% 1.5% 1.4% 1.4% 1.4% 1.4% 1.3% 1.3% 1.3% ACL / 1.2% 1.2% 1.1% 0.9% Loans HFI(2) Standalone Combined 11% 8% 7% 6% Cash / 5% 5% 5% 5% 5% 5% 5% 5% ~600+ bps 4% Assets(3) 3% improvement 2% 2% 1% Combined Standalone 93% 96% 98% 82% 83% 85% 85% 86% 86% 87% 88% 88% 89% 89% 77% 79% 79% Loans HFI / Deposits ~200+ bps improvement Combined Standalone Source: S&P Global Market Intelligence. Note: Peer data as of June 30, 2024. RNST Standalone and Combined data as of June 30, 2024. Excludes purchase accounting adjustments. (1) Southeast defined as Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, and Tennessee. Excludes banks with announced transactions that result in combined organizations over $50 billion in assets. 6 (2) Assumes 1.50% Allowance for Credit Losses on FBMS loan portfolio consistent with assumed post-closing ACL. (3) Assumes FBMS securities portfolio sold and held in cash.

Strengthens Demographics Combined Deposits by State(3) Creates scale along I-10 corridor with added exposure to Louisiana Tennessee 3% Atlanta and South Georgia 8% Florida 9% 12 overlapping MSAs with over $7.5 billion in combined Mississippi deposits(1) Alabama 37% 14% Georgia Greater density provides opportunity for efficiency 30% improvements Projected Population Growth(2) Combined Loans by State(3) Louisiana 4% 3.1% Tennessee 10% Mississippi 1.9% 21% Florida 13% Georgia 29% Alabama 23% Source: S&P Global Market Intelligence. (1) FDIC deposit data as of June 30, 2023. 7 (2) Projected MSA population growth between 2024 and 2029. (3) Data as of June 30, 2024. Excludes purchase accounting adjustments.

Core Deposits in Key Markets Florida + I-10 Corridor Georgia Mississippi $3.2B $5.8B $8.2B Combined Deposits Combined Deposits Combined Deposits Expansion along I-10 Corridor from Atlanta MSA #4 State Deposit Market Share Jacksonville to Baton Rouge – Largest market ($3.2B in deposits) >10% Deposit Market Share Market Franchise Deposits ($M) – 34 locations – State of Mississippi FL I-10 Corridor $1,371 South Georgia – Tupelo MSA North Central FL 424 – $1.1B in deposits – Gulfport-Biloxi MSA – 16 locations – Hattiesburg MSA Greater Mobile 785 Louisiana 640 Coastal / Southeast Georgia Community Markets (non-MSA counties) – $0.6B in deposits – Top 3 market share in 75% of markets – 10 locations 8 Source: S&P Global Market Intelligence. Note: Combined figures based on the FDIC deposit data as of June 30, 2023. Excludes purchase accounting adjustments. Refer to appendix slide 24 for geographic definitions.

Low-Cost Deposit Franchise Cost of Total Deposits Q2 2024 Cost of Total Deposits SE Publicly Traded 2.51% (1) 2.43% Banks $10-$50B 2.34% (2) Combined 2.25% 2.16% 2.47% 2.35% 2.17% 1.86% 1.78% 1.78% 1.98% 1.54% 1.50% 1.34% 1.21% 1.03% 0.99% 0.91% 0.72% Q2 2024 NIB / Deposits (%) 0.44% 0.52% 28.2% 0.51% 25.9% 0.19% 0.18% 0.21% 24.8% 0.17% 22.7% 0.18% 0.17% 0.15% 0.20% 0.15% 0.14% 0.14% 4Q’21 1Q’22 2Q’22 3Q’22 4Q’22 1Q’23 2Q’23 3Q’23 4Q’23 1Q’24 2Q’24 (2) (1) Combined Median SE Public RNST FBMS Median SE Public Banks $10-$50B (1) Banks $10-$50B Source: S&P Global Market Intelligence. Note: Data as of June 30, 2024. (1) Publicly traded banks with $10-50B in assets headquartered in the Southeast. Southeast defined as Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, and Tennessee. Excludes banks with 9 announced transactions that result in combined organizations over $50 billion in assets. (2) Combined metrics exclude purchase accounting adjustments.

Loan and Deposit Composition Combined(1) Consumer & Other Consumer & Other Consumer & Other 4% 3% 4% C&D C&D C&D C&I C&I C&I 12% 12% 12% 12% 13% 13% s Non- 1-4 Family Non- 1-4 Family Non- 1-4 Family Loan OOCRE 22% OOCRE 28% 22% OOCRE 26% 24% 24% OOCRE OOCRE OOCRE Multifamily 16% 13% 25% Multifamily 3% Multifamily 7% 5% Time Non- Time Time Non- Non-19% Interest 17% 18% Interest Interest Bearing Bearing Bearing Deposits 25% 28% 26% Non-Time Non-Time Non-Time Interest Interest Interest Bearing Bearing Bearing 55% 56% 56% Source: S&P Global Market Intelligence. 10 Note: Dollars in millions. Data as of June 30, 2024. Includes Loans HFS. (1) Combined metrics exclude purchase accounting adjustments.

Due Diligence Overview 19 acquisitions since 2010 between the two management teams Comprehensive Process Involving ~70 RNST Associates Supported by 3rd Party Firms. Diligence Focused on: Loan Review Coverage 100% of Commercial Over $1.5 million Risk Consumer Commercial Finance, Tax & Management Banking Banking Accounting 84% of Office, 100% of Office Over $500 thousand 83% of Multifamily Commercial Internal Audit Human Regulatory & Real Estate & Legal Capital Compliance 82% of Nonaccrual Marketing & Credit Specialty Information 87% of Criticized, 100% of Criticized Over $500 thousand Communication Underwriting Lending Technology & & CECL Operations 11

Acquisition Structure & Key Terms Transaction Highlights Pricing(1) & Multiples Structure FBMS to merge with and into RNST Purchase $1.2 billion aggregate consideration Price $37.09 per FBMS common share Fixed exchange ratio of 1.00x RNST shares for each FBMS Consideration common share 1.84x 2Q 2024 TBVPS FBMS options to receive cash Transaction 14.0x 2025E Consensus EPS Multiples 9.2x 2025E Consensus EPS with fully phased-in cost savings Pro Forma 65% RNST 8.3% core deposit premium Ownership(2) 35% FBMS Market 20% market premium Premium FBMS’s CEO, Hoppy Cole, will join the bank as Senior EVP Management & Board of Cole and 3 independent FBMS directors will be appointed to Directors RNST board and Renasant Bank Board; 2 additional independent directors to Renasant Bank board Community 5-year, $10.3 billion plan focused on Home Ownership, Support Small Businesses and Community Development Required Customary regulatory approval and both RNST and FBMS Approvals shareholder approvals 12 (1) Based on RNST’s closing price of $37.09 and FBMS’s closing price of $30.80 as of July 26, 2024. (2) Excludes equity offering.

Key Financial Assumptions Transaction 3.6% loan interest rate write-down, or $189 million 1H 2025 Close Interest Rate $40 million HTM securities write-down Marks(1) Based on consensus estimates through 2025, as of July 22, Deposit, subordinated debt, trust preferred write-down of $8.5 Standalone 2024, with 5% annual net income growth thereafter for both million Estimates RNST and FBMS FBMS securities portfolio is sold and reinvested in higher 30% of FBMS’s 2025 noninterest expense yielding assets at close Cost Savings 40% realization in 2H 2025 and 100% thereafter Other Fixed asset write-up of $18.5 million Assumptions ~$10 million annual pre-tax reduction in noninterest income $75 million after-tax merger charges related to Durbin interchange impact and certain other Merger Charges consumer fees Fully reflected in TBV dilution at closing Includes after-tax gain on sale of RNST insurance subsidiary of Core Deposit 3.0% core deposit intangible amortized 10 years sum of the Insurance $36.4 million Intangible years digits Divestiture After-tax earnings loss of ~$3 million annually 1.50% ACL established on portfolio Assumes base common equity offering of $150 million and – 35% of ACL allocated to PCD loans and established at exercise of 15% option Allowance for close Capital Credit Losses & Assumes that Trust Preferred securities receive Tier 2 Loan Credit – 65% of ACL allocated to non-PCD loans and established regulatory capital treatment post-closing Mark through provision following close Revenue Accretable loan credit mark of $48 million, net of remaining Identified but not modeled Synergies existing marks 13 (1) Marks rolled forward to close estimated as of June 30, 2025.

Estimated Financial Metrics Per Share Metrics Forward Profitability Metrics With Rate Marks Without Rate Marks(1) 1.3% 16% 56% 32% 17% 2025E ROAA 2025E ROATCE 2025E Efficiency Ratio 2025E EPS 2025E EPS Accretion Accretion Estimated Capital and Liquidity Metrics at Close (14%) (9%) TBV Dilution TBV Dilution 8.4% 8.9% 10.8% 14.8% TCE / TA Leverage CET1 Total RBC 3.4 Yrs 3.0 Yrs 19% 86% 82% 278% TBV Earnback TBV Earnback Cash & Securities Loans HFI / C&D CRE / Assets(2) Deposits(2) Concentration Concentration Note: Market data as of July 26, 2024. Unless otherwise noted, metrics are inclusive of assumptions detailed on slide 13. For illustrative purposes, 2025 EPS accretion and profitability metrics assume transaction closes on January 1, 2025 and assume fully phased-in cost savings. (1) Excludes the impact of interest rate marks on loans, deposits, subordinated debt and trust preferred detailed on slide 13. (2) Combined data as of June 30, 2024. Excludes purchase accounting adjustments. 14

Benefits to Stakeholders Customers Employees Communities Shareholders Ability to better serve clients Long-term, dedicated teams with Committed to the communities Projected 30%+ earnings through larger lending base like-minded cultures that the banks serve accretion(1) and enhanced products and services Expands presence in growth markets Convenience of expanded Anticipated retention of key Proven and experienced branch network across 6 states employees and management leadership and over 250 branches Accelerates profitability progress Both banks operate as Advanced opportunities for Both entities maintain a community banks emphasizing career development satisfactory CRA rating local relationships Strong capital generation 15 (1) Inclusive of assumptions detailed on slide 13. For illustrative purposes, assumes transaction closes on January 1, 2025 and assumes fully phased-in cost savings.

Community Benefits Plan Renasant is committed to a $10.3 billion, five-year plan to foster economic growth, access to financial services and inclusion in Renasant and The First’s combined footprint, following the merger closing. Highlights of the Plan include the following commitments over the five-year plan period: Mortgage Small Business $3.0 billion in residential mortgage loans in low and $3.2 billion in loans to small businesses moderate-income (“LMI”) tracts Focus on minority borrowers in LMI and majority-minority census tracts Target businesses below $1 million in gross annual $7.5 million committed to down payment assistance to revenue and/or located in LMI or majority-minority census these borrowers tracts Community Development Philanthropy and Outreach $4.0 billion in CRA-qualified community development $15.0 million in CRA-eligible (or related) donations loans and investments Contributions to HBCUs Targeted marketing and communications to support Affordable housing and community services aimed at outreach about mortgage, small business and community revitalizing LMI geographies development offerings 16

Enhancing Shareholder Value Meaningful profitability improvement Greater density and better demographics Familiarity and cultural similarities mitigate risk Stronger capital and liquidity enables continued growth 17

Appendix

Overview Ticker: FBMS (NYSE) â”,HQ: Hattiesburg, MS Financial Highlights $8.0B $5.3B $6.6B Franchise Highlights: Assets Loans HFI Deposits –5th largest bank headquartered in MS 0.99% 1.78% 3.32% –Operations in 5 states ROAA Cost of Deposits NIM –Granular loans and deposits 61.1% 0.26% 0.04% –Low-cost funding base Efficiency Ratio NPAs / Assets NCOs / Avg. Loans –Limited wholesale funding 79.2% ~$237k ~$23k –Strong asset quality Loans / Deposits Avg. Loan Size Avg. Deposit Size(1) Source: S&P Global Market Intelligence. 19 Note: Data as of and for the three months ending June 30, 2024. (1) Excludes public funds and ICS accounts.

Illustrative Combined Earnings Accretion Reconciliation Illustrative Fully Phased-In 2025E EPS Accretion(1) Dollars in millions, except per share data 2025E RNST Earnings (Consensus Estimates) $157 FBMS Earnings (Consensus Estimates) 84 Combined Earnings $240 Fully Phased-in Cost Savings $44 Accretion of Interest Rate Marks 39 Accretion of Non-PCD Credit Mark 9 Incremental Income on Securities Portfolio Sale & Securities Reinvestment 30 Amortization of Core Deposit Intangibles (24) Other Adjustments(2) 1 Combined Earnings $340 Standalone Avg. Diluted Shares Outstanding (Millions) 57 Standalone EPS $2.77 Combined Avg. Diluted Shares Outstanding (Millions) 93 Combined EPS $3.65 EPS Accretion ($) $0.88 EPS Accretion (%) 32% 20 (1) For illustrative purposes, assumes transaction closes January 1, 2025, cost savings are fully phased-in and excludes one-time deal cost expense. (2) Includes net opportunity cost of cash, elimination of existing target CDI amortization, lost interchange income related to Durbin Amendment, and other immaterial adjustments.

Tangible Book Value Dilution Reconciliation Tangible Book Value Dilution Detail Calculation of Intangibles Created Million of Common $ Millions Shares $ Per Share $ Millions RNST Tangible Book Value at Close (6/30/2025) $1,475 56 $26.17 Aggregate Transaction Value $1,160 Equity Consideration to FBMS 1,157 31 FBMS Tangible Common Equity at Close (6/30/2025) 716 Common Issuance(1) 162 5 (Less) Restructuring Costs Attributable to FBMS 38 Insurance Sale 36 Adjusted FBMS Tangible Common Equity 678 Core Deposit Intangibles (166) Net Credit Mark (20) Goodwill Created (512) Rate Marks (221) Restructuring Costs Associated with RNST (38) Fixed Asset Net Write Up 18 Credit & Other Adjustments (38) Core Deposit Intangible 166 Combined Tangible Book Value $2,078 93 $22.40 Net Adjustments (57) RNST Tangible Book Value Per Share Dilution ($) ($3.76) Net Deferred Tax Asset / (Liability) Created 26 RNST Tangible Book Value Per Share Dilution (%) (14.4%) Goodwill Created $512 TBVPS Earnback (Years) 3.4 2 21 (1) Assumes $150 million common equity capital raise (including exercise of 15% option).

Combined Non-OO CRE Portfolio Other 2% Warehouse / Hotels Total Portfolio: $5.3 billion Industrial 13% 14% Senior Housing 7% Multi-Family 19% Average loan size: ~$1.7 million Self Storage 9% Office - Medical Weighted average LTV: 56% 7% Retail Office - Non-Medical 19% 10% Note: Data as of June 30, 2024. Data represents term loans only. Excludes purchase accounting adjustments. 22

Combined C&D Portfolio Senior Other Housing 4% 1% 1-4 Family Total Portfolio: $2.2 billion Land 18% Development 17% Commercial Owner-Occupied 4% Hotels Average loan size: ~$600 thousand 2% Warehouse / Industrial 7% Self Storage Multi-Family Weighted average LTV: 60% 7% 29% Retail 5% Office 6% Note: Data as of June 30, 2024. Excludes purchase accounting adjustments. 23

Geographic Definitions Florida I-10 Corridor includes Tallahassee, Pensacola-Ferry Pass-Brent, Crestview-Fort Walton Beach-Destin, Panama City-Panama City Beach and Jacksonville MSAs. North Central Florida includes Tampa, Gainesville, Lake City, and Ocala MSAs. Greater Mobile includes Mobile and Daphne-Fairhope-Foley MSAs. Louisiana markets along the I-10 corridor include New Orleans-Metairie, Baton Rouge, Hammond and Slidell-Mandeville-Covington MSAs. South Georgia includes Albany MSA, Valdosta MSA, Tifton MSA, Moultrie MSA, Thomasville MSA, Baker County, Clinch County and Cook County. Coastal / Southeast Georgia includes Brunswick-St. Simons, Kingsland, Hinesville and Savannah MSAs. Note: Refers to information on slide 8. 24

Additional Information Important Additional Information In connection with the proposed transaction, the Company will file with the SEC a registration statement on Form S-4 (the “registration statement”), which will contain a joint proxy statement of the Company and The First and a prospectus of the Company (the “joint proxy statement/prospectus”), and each of the Company and The First may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY AND THE FIRST, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE FIRST AND THE PROPOSED TRANSACTION. When final, a definitive copy of the joint proxy statement/prospectus will be mailed to the Company and The First shareholders. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the Company and The First, free of charge from the Company or The First or from the SEC’s website when they are filed. The documents filed by the Company with the SEC may be obtained free of charge at the Company’s website, at www.renasant.com, by requesting them by mail at Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804, Attention: Corporate Secretary, or by telephone at (662) 680-1001. The documents filed by The First with the SEC may be obtained free of charge at The First’s website, at www.thefirstbank.com, or by requesting them by mail at The First Bancshares, Inc., 6480 U.S. Highway 98 West, Suite A, Hattiesburg, Mississippi 39402, Attention: Corporate Secretary. Participants in the Solicitation The Company and The First and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company or The First in respect of the proposed transaction. Information about the Company’s directors and executive officers is available in the Company’s proxy statement dated March 13, 2024, for its 2024 Annual Meeting of Shareholders, and other documents filed by the Company with the SEC. Information about The First’s directors and executive officers is available in The First’s proxy statement dated April 10, 2024, for its 2024 Annual Meeting of Shareholders, and other documents filed by The First with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or The First as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger of the Company and The First, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act. 25

Exhibit 99.3

Report of Independent Registered Public Accounting Firm

To the Stockholders, Board of Directors and Audit Committee

The First Bancshares, Inc.

Hattiesburg, Mississippi

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of The First Bancshares, Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 29, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Allowance for Credit Losses

The Company’s loan portfolio totaled $5.17 billion as of December 31, 2023, and the allowance for credit losses on loans was $54 million. The Company’s unfunded loan commitments totaled $866 million, with an allowance for credit loss of $2.1 million. Together these amounts represent the allowance for credit losses (“ACL”).

As more fully described in Notes B, E and Q to the Company’s consolidated financial statements, the Company estimates its exposure to expected credit losses as of the balance sheet date, for existing financial instruments held at amortized cost, and off-balance sheet exposures, such as unfunded loan commitments, letters of credit and other financial guarantees that are not unconditionally cancellable by the Company.

The determination of the ACL requires management to exercise significant judgment and consider numerous subjective factors, including determining qualitative factors utilized to adjust historical loss rates, loan credit risk grading and identifying loans requiring individual evaluation among others. As disclosed by management, different assumptions and conditions could result in a materially different amount for the estimate of the ACL.

We identified the valuation of the ACL as a critical audit matter. Auditing the ACL involved a high degree of subjectivity in evaluating management’s estimates, such as evaluating management’s identification of credit quality indicators, grouping of loans determined to be similar into pools, estimating the remaining life of loans in a pool, assessment of economic conditions and other environmental factors, evaluating the adequacy of specific allowances associated with individually evaluated loans and assessing the appropriateness of loan credit risk grades.

The primary procedures we performed as of December 31, 2023, to address this critical audit matter included:

•	Testing the design and operating effectiveness of controls, including those related to technology, over the allowance for credit losses including:

○	loan data completeness and accuracy,

○	classifications of loans by loan segment,

○	verification of historical net loss data and calculated net loss rates,

○	the establishment of qualitative adjustments,

○	credit ratings and risk classification of loans,

○	establishment of specific reserves on individually evaluated loans,

○	and management’s review and disclosure controls over the allowance for credit losses;

•	Testing of completeness and accuracy of the information utilized in the allowance for credit losses;

•	Testing the allowance for credit losses model’s computational accuracy;

•	Evaluating the qualitative adjustments, including assessing the basis for the adjustments and the reasonableness of the significant assumptions;

•	Testing the loan review function and evaluating the accuracy of loan credit ratings;

•	Evaluating the reasonableness of specific allowances on individually evaluated loans;

•	Evaluating the overall reasonableness of assumptions used by management considering the past performance of the Company;

•	Evaluating the disclosures in the consolidated financial statements.

Acquisition

As described in Note C to the Company’s consolidated financial statements, the Company consummated the acquisition of Heritage Southeast Bancorporation, Inc. and its wholly-owned subsidiary, Heritage Bank, resulting in goodwill of approximately $91.9 million being recognized on the Company’s consolidated balance sheet. As part of the acquisition, management assessed that the acquisition qualified as a business combination and all identifiable assets and liabilities acquired were valued at fair value as part of the purchase price allocation as of the acquisition date. The identification and valuation of such acquired assets and assumed liabilities requires management to exercise significant judgment. Management utilized outside vendors to assist with estimating the fair value.

We identified the consummated acquisition and the valuation of acquired assets and assumed liabilities as a critical audit matter. Auditing the acquired assets and assumed liabilities and other acquisition-related considerations involved a high degree of subjectivity in evaluating management’s fair value estimates and purchase price allocations.

The primary procedures we performed to address this critical audit matter included:

•	Obtained and read the executed Agreement and Plan of Merger documents to gain an understanding of the underlying terms of the consummated acquisition;

•	Testing the design and operating effectiveness of controls including:

○	Evaluating the significant assumptions used for valuing significant assets and liabilities assumed;

•

Assessed management’s application of accounting guidance related to the business combination and management’s determination of whether the transaction was an acquisition of a business as defined within the ASC 805, Business Combinations, framework;

•

Assessed the completeness and accuracy of management’s purchase accounting model, including the balance sheet acquired and related fair value purchase price allocations made to identified assets acquired and liabilities assumed;

•

Obtained and evaluated significant outside vendor valuation estimates, and challenging management’s review of the appropriateness of the valuations including but not limited to, testing critical inputs, assumptions applied and valuation models utilized by the outside vendors;

•	Utilized internal valuation specialists to assist with testing the related fair value estimates;

•	Tested the completeness and accuracy of management’s calculation of total consideration paid;

•	Tested the accuracy of the goodwill calculation resulting from the acquisition, which was the difference between the total consideration paid and the fair value of the net assets acquired;

•	Read and evaluated the adequacy of the disclosures made in the notes to the Company’s consolidated financial statements.

/s/ FORVIS, LLP

We have served as the Company’s auditor since 2021.

Jackson, Mississippi

February 29, 2024

THE FIRST BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2023 AND 2022

($ in thousands except per share data)

	2023	2022

ASSETS

Cash and due from banks	$224,199	$67,176

Interest-bearing deposits with banks	130,948	78,139

Total cash and cash equivalents	355,147	145,315

Securities available-for-sale, at fair value (amortized cost: $1,164,227 in 2023; $1,418,337 in 2022; allowance for credit losses: $0 in both 2023 and 2022)	1,042,365	1,257,101

Securities held to maturity, net of allowance for credit losses of $0 (fair value: $615,944 - 2023; $642,097 - 2022)	654,539	691,484

Other securities	37,754	33,944

Total securities	1,734,658	1,982,529

Loans held for sale	2,914	4,443

Loans, net of ACL of $54,032 in 2023 and $38,917 in 2022	5,116,010	3,735,240

Interest receivable	33,300	27,723

Premises and equipment	174,309	143,518

Operating lease right-of-use assets	6,387	7,620

Finance lease right-of-use assets	1,466	1,930

Cash surrender value of life insurance	134,249	95,571

Goodwill	272,520	180,254

Other real estate owned	8,320	4,832

Other assets	160,065	132,742

Total assets	$7,999,345	$6,461,717

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits:

Non-interest-bearing	$1,849,013	$1,630,203

Interest-bearing	4,613,859	3,864,201

Total deposits	6,462,872	5,494,404

Interest payable	22,702	3,324

Borrowed funds	390,000	130,100

Subordinated debentures	123,386	145,027

Operating lease liabilities	6,550	7,810

Finance lease liabilities	1,739	1,918

Allowance for credit losses on off-balance sheet credit exposures	2,075	1,325

Other liabilities	40,987	31,146

Total liabilities	7,050,311	5,815,054

Stockholders’ Equity:

Common stock, par value $1 per share: 80,000,000 shares authorized; 32,338,983 shares issued in 2023, 40,000,000 shares authorized, and 25,275,369 shares issued in 2022, respectively	32,339	25,275

Additional paid-in capital	775,232	558,833

Retained earnings	300,150	252,623

Accumulated other comprehensive (loss) income	(117,576)	(148,957)

Treasury stock, at cost (1,249,607 shares - 2023; 1,249,607 shares - 2022)	(41,111)	(41,111)

Total stockholders’ equity	949,034	646,663

Total liabilities and stockholders’ equity	$7,999,345	$6,461,717

The accompanying notes are an integral part of these statements.

THE FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021

($ in thousands, except per share amount)

	2023	2022	2021

INTEREST INCOME

Interest and fees on loans	$294,541	$157,768	$151,203

Interest and dividends on securities:

Taxable interest and dividends	32,202	29,656	16,685

Tax-exempt interest	11,737	11,017	7,721

Interest on deposits in banks	2,453	1,952	1,136

Total interest income	340,933	200,393	176,745

INTEREST EXPENSE

Interest on deposits	71,359	13,978	12,062

Interest on borrowed funds	20,249	8,599	7,619

Total interest expense	91,608	22,577	19,681

Net interest income	249,325	177,816	157,064

Provision for credit losses, LHFI	13,750	5,350	(1,456)

Provision for credit losses, OBSC exposures	750	255	352

Net interest income after provision for credit losses	234,825	172,211	158,168

NON-INTEREST INCOME

Service charges on deposit accounts	14,175	8,668	7,264

Other service charges and fees	3,177	1,833	1,508

Interchange fees	18,914	12,702	11,562

Secondary market mortgage income	2,866	4,303	8,823

Bank owned life insurance income	3,319	2,101	1,955

BOLI death proceeds	—	1,630	—

Gain (loss) on sale of premises	35	(116)	(264)

Securities (loss) gain	(9,716)	(82)	143

Gain (loss) on sale of other real estate	6	214	(300)

Government awards/grants	6,197	873	1,826

Bargain purchase gain	—	281	1,300

Other	7,732	4,554	3,656

Total non-interest income	46,705	36,961	37,473

NON-INTEREST EXPENSE

Salaries	76,609	57,903	53,371

Employee benefits	16,803	15,174	12,485

Occupancy	17,381	12,854	12,713

Furniture and equipment	3,987	2,981	2,848

Supplies and printing	1,240	967	903

Professional and consulting fees	6,446	3,558	4,035

Marketing and public relations	833	393	615

FDIC and OCC assessments	3,849	2,122	2,074

ATM expense	5,821	3,873	3,623

Bank communications	3,579	1,904	1,754

Data processing	2,771	2,211	1,578

Acquisition expense/charter conversion	9,075	6,410	1,607

Other	36,332	20,133	16,953

Total non-interest expense	184,726	130,483	114,559

THE FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021

($ in thousands, except per share amount)

Continued:

	2023	2022	2021

Income before income taxes	$96,804	$78,689	$81,082

Income taxes	21,347	15,770	16,915

Net income available to common stockholders	$75,457	$62,919	$64,167

Earnings per share:

Basic	$2.41	$2.86	$3.05

Diluted	2.39	2.84	3.03

The accompanying notes are an integral part of these statements.

THE FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2023, 2022, AND 2021

($ in thousands)	2023	2022	2021

Net income	$75,457	$62,919	$64,167

Other comprehensive income (loss):

Unrealized holding gain/(loss) arising during the period on available-for-sale securities	31,921	(173,428)	(23,738)

Net unrealized loss at time of transfer on securities available-for-sale transferred to held-to-maturity	—	(36,838)	—

Reclassification adjustment for (accretion) amortization of unrealized holdings gain/(loss) included in accumulated other comprehensive income from the transfer of securities available-for-sale to held-to-maturity	372	97	—

Reclassification adjustment for loss/(gains) included in net income	9,716	82	(143)

Unrealized holding gain/(loss) arising during the period on available-for-sale securities	42,009	(210,087)	(23,881)

Income tax (expense) benefit	(10,628)	53,152	6,043

Other comprehensive income (loss)	31,381	(156,935)	(17,838)

Comprehensive income (loss)	$106,838	$(94,016)	$46,329

The accompanying notes are an integral part of these statements.

THE FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

($ in thousands except per share amount)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total
	Shares	Amount				Shares	Amount

Balance, January 1, 2021	21,598,993	$21,599	$456,919	$154,241	$25,816	(483,984)	$(13,760)	$644,815

Net income, 2021	—	—	—	64,167	—			64,167

Common stock repurchased	—	—	—	—	—	(165,623)	(5,171)	(5,171)

Other comprehensive loss	—	—	—	—	(17,838)	—	—	(17,838)

Dividend on common stock, $.58 per common share	—	—	—	(12,180)	—	—	—	(12,180)

Issuance restricted stock grant	93,578	94	(94)	—	—	—	—	—

Restricted stock grant forfeited	(2,021)	(2)	2	—	—	—	—	—

Compensation expense	—	—	3,100	—	—	—	—	3,100

Repurchase of restricted stock for payment of taxes	(21,906)	(22)	(699)	—	—	—	—	(721)

Balance, December 31, 2021	21,668,644	$21,669	$459,228	$206,228	$7,978	(649,607)	$(18,931)	$676,172

Net income, 2022	—	—	—	62,919	—	—	—	62,919

Common stock repurchased	—	—	—	—	—	(600,000)	(22,180)	(22,180)

Other comprehensive loss	—	—	—	—	(156,935)	—	—	(156,935)

Dividend on common stock, $.74 per common share	—	—	—	(16,524)	—	—	—	(16,524)

Issuance of common shares for BBI acquisition	3,498,936	3,499	97,970	—	—	—	—	101,469

Issuance restricted stock grant	129,950	130	(130)	—	—	—	—	—

Restricted stock grant forfeited	(2,500)	(3)	3	—	—	—	—	—

Compensation expense	—	—	2,425	—	—	—	—	2,425

Repurchase of restricted stock for payment of taxes	(19,661)	(20)	(663)	—	—	—	—	(683)

Balance, December 31, 2022	25,275,369	$25,275	$558,833	$252,623	$(148,957)	(1,249,607)	$(41,111)	$646,663

Net income, 2023	—	—	—	75,457	—	—	—	75,457

Other comprehensive income	—	—	—	—	31,381	—	—	31,381

Dividend on common stock, $.90 per common share	—	—	—	(27,930)	—	—	—	(27,930)

Issuance of common shares for HSBI acquisition	6,920,422	6,920	214,602	—	—	—	—	221,522

Issuance restricted stock grant	167,173	167	(167)	—	—	—	—	—

Restricted stock grant forfeited	(12,194)	(12)	12	—	—	—	—	—

Compensation expense	—	—	2,302	—	—	—	—	2,302

Repurchase of restricted stock for payment of taxes	(11,787)	(11)	(350)	—	—	—	—	(361)

Balance, December 31, 2023	32,338,983	$32,339	$775,232	$300,150	$(117,576)	(1,249,607)	$(41,111)	$949,034

See Notes to Consolidated Financial Statements

THE FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

($ in thousands)	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$75,457	$62,919	$64,167

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	12,099	12,173	13,792

FHLB stock dividends	(355)	(28)	(27)

Provision for credit losses	14,500	5,605	(1,104)

Deferred income taxes	7,006	940	1,739

Restricted stock expense	2,302	2,425	3,100

Increase in cash value of life insurance	(3,319)	(2,101)	(1,955)

Amortization and accretion, net, related to acquisitions	(4,432)	1,706	(30)

Bank premises and equipment loss/(gain)	(35)	116	264

Acquisition gain	—	(281)	(1,300)

Securities loss (gain)	9,716	82	(143)

Loss on sale/writedown of other real estate	774	159	815

Residential loans originated and held for sale	(91,786)	(152,776)	(230,456)

Proceeds from sale of residential loans held for sale	93,315	156,011	244,210

Changes in:

Interest receivable	(1,228)	(2,987)	3,218

Other assets	16,086	(45,692)	(1,056)

Interest payable	19,378	1,613	(463)

Operating lease liability	(1,260)	(1,306)	(1,839)

Other liabilities	(39,710)	51,449	2,783

Net cash provided by operating activities	108,508	90,027	95,715

CASH FLOWS FROM INVESTING ACTIVITIES

Available-for-sale securities:

Sales	285,793	21,069	—

Maturities, prepayments, and calls	132,919	197,417	229,091

Purchases	(8,473)	(6,500)	(988,536)

Held-to-maturity securities:

Maturities, prepayments, and calls	40,469	474	—

Purchases	—	(602,718)	—

Purchases of other securities	(17,094)	(11,444)	—

Proceeds from redemption of other securities	14,466	1,237	5,276

Net (increase)/decrease in loans	(227,896)	(326,113)	202,194

Net changes to premises and equipment	(3,688)	(15,522)	(7,125)

Bank-owned life insurance—death proceeds	221	1,630	—

Purchase of bank owned life insurance	—	—	(11,733)

Proceeds from sale of other real estate owned	3,069	8,930	4,562

Proceeds from sale of land	1,416	712	—

Cash received in excess of cash paid for acquisition	106,793	23,939	358,916

Net cash provided by (used in) investing activities	327,995	(706,889)	(207,355)

THE FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Continued:
	2023	2022	2021

CASH FLOWS FROM FINANCING ACTIVITIES

Increase/(decrease) in deposits	(427,481)	(223,322)	601,575

Proceeds from borrowed funds	7,600,043	2,055,401	—

Repayment of borrowed funds	(7,340,143)	(1,950,301)	(114,647)

Dividends paid on common stock	(27,550)	(16,275)	(11,991)

Cash paid to repurchase common stock	—	(22,180)	(5,171)

Repurchase of restricted stock for payment of taxes	(361)	(683)	(721)

Principal payment on finance lease liabilities	(179)	(176)	(187)

Payment on subordinated debt issuance costs	—	—	(59)

Called/repayment of subordinated debt	(31,000)	—	—

Net cash (used in) provided by financing activities	(226,671)	(157,536)	468,799

Net change in cash and cash equivalents	209,832	(774,398)	357,159

Cash and cash equivalents at beginning of year	145,315	919,713	562,554

Cash and cash equivalents at end of year	$355,147	$145,315	$919,713

Supplemental disclosures:

Cash paid during the year for:

Interest	$51,101	$16,932	$16,368

Income taxes, net of refunds	16,084	7,194	15,717

Non-cash activities:

Transfers of loans to other real estate	6,602	2,560	2,143

Transfer of securities available-for-sale to held-to-maturity	—	139,598	—

Issuance of restricted stock grants	168	130	94

Stock issued in connection with BBI acquisition	—	101,469	—

Stock issued in connection with HSBI acquisition	221,522	—	—

Dividends on restricted stock grants	380	249	189

Right-of-use assets obtained in exchange for operating lease liabilities	817	2,698	168

Lease liabilities arising from BBI acquisition	—	3,390	—

Lease liabilities arising from HSBI acquisition	184	—	—

The accompanying notes are an integral part of these statements.

THE FIRST BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - NATURE OF BUSINESS

The First Bancshares, Inc. (the “Company”) is a bank holding company whose business is primarily conducted by its wholly-owned subsidiary, The First Bank (the “Bank”), formerly known as The First, A National Banking Association. The Bank provides a full range of banking services in its primary market area of Mississippi, Louisiana, Alabama, Florida, and Georgia. The Company is regulated by the Federal Reserve Bank. Its subsidiary bank is currently subject to the regulation of the Federal Reserve Bank and the Mississippi Department of Banking and Consumer Finance, and was previously subject to the regulation of the OCC.

On January 15, 2022, the Bank, then named The First, A National Banking Association, converted from a national banking association to a Mississippi state-chartered bank and changed its name to The First Bank. The First Bank is a member of the Federal Reserve System through the Federal Reserve Bank of Atlanta. The charter conversion and name change are expected to have only a minimal impact on the Bank’s clients, and deposits will continue to be insured by the Federal Deposit Insurance Corporation up to the applicable limits.

The principal products produced, and services rendered by the Company and are as follows:

Commercial Banking - The Company provides a full range of commercial banking services to corporations and other business customers. Loans are provided for a variety of general corporate purposes, including financing for commercial and industrial projects, income producing commercial real estate, owner-occupied real estate and construction and land development. The Company also provides deposit services, including checking, savings and money market accounts and certificate of deposit as well as treasury management services.

Consumer Banking - The Company provides banking services to consumers, including checking, savings, and money market accounts as well as certificate of deposit and individual retirement accounts. In addition, the Company provides consumers with installment and real estate loans and lines of credit.

Mortgage Banking - The Company provides residential mortgage banking services, including construction financing, for conventional and government insured home loans to be sold in the secondary market.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company and the Bank follow accounting principles generally accepted in the United States of America including, where applicable, general practices within the banking industry.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, acquisition accounting, intangible assets, deferred tax assets, and fair value of financial instruments.

Debt Securities

Investments in debt securities are accounted for as follows:

Available-for-Sale Securities

Debt securities classified as available-for-sale (“AFS”) are those securities that are intended to be held for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including movements in interest rates, liquidity needs, security risk assessments, changes in the mix of assets and liabilities and other similar factors. These securities are carried at their estimated fair value, and the net unrealized gain or loss is reported as component of accumulated other comprehensive income (loss), net of tax, in stockholders’ equity, until realized. Premiums and discounts are recognized in interest income using the interest method. The Company evaluates all securities quarterly to determine if any securities in a loss position require a provision for credit losses in accordance with ASC 326, Measurement of Credit Losses on Financial Instruments. Gains and losses on the sale of available-for-sale securities are determined using the adjusted cost of the specific security sold. AFS securities are placed on nonaccrual status at the time any principal to interest payments become 90 days delinquent or if full collection of interest or principal becomes uncertain. Accrued interest for a security placed on nonaccrual is reversed against interest income. There was no accrued interest related to AFS securities reversed against interest income for the years ended December 31, 2023, 2022, and 2021.

Allowance for Credit Losses – Available-for-Sale Securities

For AFS debt securities in an unrealized loss position, the Company first assesses whether it intends to sell or is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For securities that do not meet these criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable is excluded from the estimate of credit losses for securities AFS.

Securities to be Held-to-Maturity

Debt securities classified as held-to-maturity (“HTM”) are those securities for which there is a positive intent and ability to hold to maturity. These securities are carried at cost adjusted for amortization of premiums and accretion of discounts, computed by the interest method. Gain and losses on the sales are determined using the adjusted cost of the specific security sold. HTM securities are placed on nonaccrual status at the time any principal to interest payments become 90 days delinquent or if full collection of interest or principal becomes uncertain. Accrued interest for a security placed on nonaccrual is reversed against interest income. There was no accrued interest related to HTM securities reversed against interest income for the years ended December 31, 2023, 2022, and 2021.

Allowance for Credit Losses – Held-to-Maturity Securities

Management measures expected credit losses on HTM debt securities on a pooled basis. That is, for pools of such securities with common risk characteristics, the historical lifetime probability of default and severity of loss in the event of default is derived or obtained from external sources and adjusted for the expected effects of reasonable and supportable forecasts over the expected lives of the securities.

Expected credit losses on each security in the HTM portfolio that does not share common risk characteristics with any of the identified pools of debt securities are individually measured based on net realizable value, of the difference between the discounted value of the expected future cash flows, based on the original effective interest rate, and the recorded amortized cost basis of the security.

Loss forecasts for HTM debt securities utilize Moody’s municipal and corporate database, based on a scenario-conditioned probability of default and loss rate platform. The core of the stressed default probabilities and loss rates is based on the methodological relationship between key macroeconomic risk factors and historical defaults over nearly 50 years. Loss forecasts for structured HTM securities utilize VeriBanc’s Estimated CAMELS Rating and the Modified Texas Ratio for each piece of underlying collateral and are applied to Intex models for the underlying assets cashflow resulting in collateral cashflow forecasts. These securities are assumed not to share similar risk characteristics due to the heterogeneous nature of the underlying collateral. As a result of this evaluation, management determined that the expected credit losses associated with these securities is not significant for financial reporting purposes and therefore, no allowance for credit losses has been recognized during the years ended December 31, 2023 and 2022.

Accrued interest receivable is excluded from the estimate of credit losses for securities HTM.

Trading Account Securities

Trading account securities are those securities which are held for the purpose of selling them at a profit. There were no trading account securities at December 31, 2023 and 2022.

Equity Securities

Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment. There were no equity securities at December 31, 2023 and 2022.

Other Securities

Other securities are carried at cost and are restricted in marketability. Other securities consist of investments in the FHLB, Federal Reserve Bank and First National Bankers’ Bankshares, Inc. Management reviews for impairment based on the ultimate recoverability of the cost basis.

Shares of FHLB, Federal Reserve Bank and First National Bankers’ Bankshares, Inc. common stock are equity securities that do not have a readily determinable fair value because their ownership is restricted and lacks marketability. The common stock is carried at cost and evaluated for impairment. The Company’s investment in member bank stock is included in other securities in the accompanying consolidated balance sheets. Management reviews for impairment based on the ultimate recoverability of the cost basis. No impairment was noted for the years ended December 31, 2023, 2022 and 2021.

Interest Income

Interest income includes amortization of purchase premiums or discounts. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

A debt security is placed on nonaccrual status at the time any principal or interest payments become 90 days past due. Interest accrued but not received for a security placed in nonaccrual is reversed against interest income.

Loans Held for Sale (LHFS)

The Bank originates fixed rate single family, residential first mortgage loans on a presold basis. The Bank issues a rate lock commitment to a customer and concurrently “locks in” with a secondary market investor under a best efforts delivery mechanism. Such loans are sold without the mortgage servicing rights being retained by the Bank. The terms of the loan are dictated by the secondary investors and are transferred within several weeks of the Bank initially funding the loan. The Bank recognizes certain origination fees and service release fees upon the sale, which are included in other income on loans in the consolidated statements of income. Between the initial funding of the loans by the Bank and the subsequent purchase by the investor, the Bank carries the loans held for sale at fair value in the aggregate as determined by the outstanding commitments from investors.

Loans Held for Investment (LHFI)

LHFI that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are carried at the principal amount outstanding, net of the allowance for credit losses, unearned income, any unamortized deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income on loans is recognized based on the principal balance outstanding and the stated rate of the loan and is excluded from the estimate of credit losses. Interest income is accrued in the unpaid principal balance. Loan origination fees and certain direct origination costs are deferred and recognized as an adjustment of the related loan yield using the interest method. Premiums and discounts on purchased loans not deemed purchase credit deteriorated are deferred and amortized as a level yield adjustment over the respective term of the loan.

Under ASC 326-20-30-2, if the Bank determines that a loan does not share risk characteristics with its other financial assets, the Bank shall evaluate the financial asset for expected credit losses on an individual basis. Factors considered by management in determining impairment include payment status, collateral values, and the probability of collecting scheduled payments of principal and interest when due. Generally, impairment is measured on a loan by loan basis using the fair value of the supporting collateral.

Loans are generally placed on a nonaccrual status, and the accrual of interest on such loan is discontinued, when principal or interest is past due 90 days or when specifically determined to be impaired unless the loan is well-secured and in the process of collection. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. If collectability is in doubt, cash receipts on nonaccrual loans are used to reduce principal rather than recorded in interest income. Past due status is determined based upon contractual terms. Loans are returned to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Allowance for Credit Losses (ACL)

The ACL represents the estimated losses for financial assets accounted for on an amortized cost basis. Expected losses are calculated using relevant information, from internal and external sources, about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environment conditions, such as changes in unemployment rates, property values, or other relevant factors. Management may selectively apply external market data to subjectively adjust the Company’s own loss history including index or peer data. Expected losses are estimated over the contractual term of the loans, adjusted for expected prepayments. The contractual term excludes expected extensions, renewals, and modifications. Loans are charged-off against the allowance when management believes the uncollectibility of a loan balance is confirmed and recoveries are credited to the allowance when received. Expected recoveries amounts may not exceed the aggregate of amounts previously charged-off.

The ACL is measured on a collective basis when similar risk characteristics exist. Generally, collectively assessed loans are grouped by call code (segments). Segmenting loans by call code will group loans that contain similar types of collateral, purposes, and are usually structured with similar terms making each loan’s risk profile very similar to the rest in that segment. Each of these segments then flows up into one of the four bands (bands), Commercial, Financial, and Agriculture, Commercial Real Estate, Consumer Real Estate, and Consumer Installment. In accordance with the guidance in ASC 326, the Company redefined its LHFI portfolio segments and related loan classes based on the level at which risk is monitored within the ACL methodology. Construction loans for 1-4 family residential properties with a call code 1A1, and other construction, all land development and other land loans with a call code 1A2 were previously separated between the Commercial Real Estate or Consumer Real Estate bands based on loan type code. Under our ASC 326 methodology 1A1 loans are all defined as part of the Consumer Real Estate band and 1A2 loans are all defined as part of the Commercial Real Estate Band.

The probability of default (“PD”) calculation analyzes the historical loan portfolio over the given lookback period to identify, by segment, loans that have defaulted. A default is defined as a loan that has moved to past due 90 days and greater, nonaccrual status, or experienced a charge-off during the period. The model observes loans over a 12-month window, detecting any events previously defined. This information is then used by the model to calculate annual iterative count-based PD rates for each segment. This process is then repeated for all dates within the historical data range. These averaged PDs are used for an immediate reversion back to the historical mean. The historical data used to calculate this input was captured by the Company from 2009 through the most recent quarter end.

The Company utilizes reasonable and supportable forecasts of future economic conditions when estimating the ACL on loans. The model’s calculation also includes a 24-month forecasted PD based on a regression model that calculated a comparison of the Company’s historical loan data to various national economic metrics during the same periods. The results showed the Company’s past losses having a high rate of correlation to unemployment, both regionally and nationally. Using this information, along with the most recently published Wall Street Journal survey of sixty economists’ forecasts predicting unemployment rates out over the next eight quarters, a corresponding future PD can be calculated for the forward-looking 24-month period. This data can also be used to predict loan losses at different levels of stress, including a baseline, adverse and severely adverse economic condition. After the forecast period, PD rates revert to the historical mean of the entire data set.

The loss given default (“LGD”) calculation is based on actual losses (charge-offs, net recoveries) at a loan level experienced over the entire lookback period aggregated to get a total for each segment of loans. The aggregate loss amount is divided by the exposure at default to determine an LGD rate. Defaults occurring during the lookback period are included in the denominator, whether a loss occurred or not and exposure at default is determined by the loan balance immediately preceding the default event. If there is not a minimum of five past defaults in a loan segment, or less than 15.0% calculated LGD rate, or the total balance at default is less than 1% of the balance in the respective call code as of the model run date, a proxy index is used. This index is proprietary to the Company’s ACL modeling vendor derived from loss data of other client institutions similar in organization structure to the Company. The vendor also provides a “crisis” index derived from loss data between the post-recessionary years of 2008-2013 that the Company uses.

The model then uses these inputs in a non-discounted version of discounted cash flow (“DCF”) methodology to calculate the quantitative portion of estimated losses. The model creates loan level amortization schedules that detail out the expected monthly payments for a loan including estimated prepayments and payoffs. These expected cash flows are discounted back to present value using the loan’s coupon rate instead of the effective interest rate. On a quarterly basis, the Company uses internal credit portfolio data, such as changes in portfolio volume and composition, underwriting practices, and levels of past due loans, nonaccruals and classified assets along with other external information not used in the quantitative calculation to determine if any subjective qualitative adjustments are required so that all significant risks are incorporated to form a sufficient basis to estimate credit losses.

ASC 326 requires that a loan be evaluated for losses individually and reserved for separately, if the loan does not share similar risk characteristics to any other loan segments. The Company’s process for determining which loans require specific evaluation follows the standard and is two-fold. All non-performing loans, including nonaccrual loans and loans considered to be purchased credit deteriorated (“PCD”), are evaluated to determine if they meet the definition of collateral dependent under the new standard. These are loans where no more payments are expected from the borrower, and foreclosure or some other collection action is probable. Secondly, all non-performing loans that are not considered to be collateral dependent but are 90 days or greater past due and/or have a balance of $500 thousand or greater, will be individually reviewed to determine if the loan displays similar risk characteristic to substandard loans in the related segment.

The Company adopted ASU No. 2022-02 effective January 1, 2023. These amendments eliminate the TDR recognition and measurement guidance and enhanced disclosures for loan modifications to borrowers experiencing financial difficulty.

Prior to the adoption of ASU 2022-02, TDRs are loans for which the contractual terms on the loan have been modified and both of the following conditions exist: (1) the borrower is experiencing financial difficulty and (2) the restructuring constitutes a concession. Concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. The Company assesses all loan modifications to determine whether they constitute a TDR.

Purchased Credit Deteriorated Loans

The Company purchases individual loans and groups of loans, some of which have shown evidence of credit deterioration since origination. These PCD loans are recorded at the amount paid. It is the Company’s policy that a loan meets this definition if it is adversely risk rated as Non-Pass (Special Mention, Substandard, Doubtful or Loss) including nonaccrual. An allowance for credit losses is determined using the same methodology as other loans held for investment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan’s purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision expense.

The Company continues to maintain segments of loans that were previously accounted for under ASC 310-30 Accounting for Purchased Loans with Deteriorated Credit Quality and will continue to account for these segments as a unit of account unless the loan is collateral dependent. PCD loans that are collateral dependent will be assessed individually. Loans are only removed from the existing segments if they are written off, paid off, or sold. Upon adoption of ASC 326, the allowance for credit losses was determined for each segment and added to the band’s carrying amount to establish a new amortized cost basis. The difference between the unpaid principal balance of the segment and the new amortized cost basis is the noncredit premium or discount, which will be amortized into interest income over the remaining life of the segment. Changes to the allowance for credit losses after adoption are recorded through provision expense.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. The depreciation policy is to provide for depreciation over the estimated useful lives of the assets using the straight-line method. Repairs and maintenance expenditures are charged to operating expenses; major expenditures for renewals and betterments are capitalized and depreciated over their estimated useful lives. Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any gains or losses are included in operations. Building and related components are depreciated using the straight-line method with useful lives ranging from 10 to 39 years. Furniture, fixtures, and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from 3 to 10 years.

Other Real Estate Owned

Other real estate owned consists of properties acquired through foreclosure and as held for sale property, are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through similar legal agreement. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operation costs after acquisition are expensed. Any write-down to fair value required at the time of foreclosure is charged to the allowance for credit losses. Subsequent gains or losses on other real estate are reported in other operating income or expenses. At December 31, 2023 and 2022, other real estate owned totaled $8.3 million and $4.8 million, respectively.

Goodwill and Other Intangible Assets

Goodwill arises from business combinations and is determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of any net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company will perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that is more likely than not the fair value is less than the carrying amount, including goodwill. If, based on the evaluation, it is determined to be more likely than not that the fair value is less than the carrying value, then goodwill is tested further for impairment. The goodwill impairment loss, if any, is measured as the amount by which the carrying amount of the reporting unit, including goodwill, exceeds its fair value. Subsequent increases in goodwill value are not recognized in the consolidated financial statements. The Commercial/Retail Bank segment of the Company is the only reporting unit for which the goodwill analysis is prepared. Intangible assets with a finite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible assets with an indefinite life on our balance sheet.

The change in goodwill during the year is as follows:

($ in thousands)	2023	2022	2021

Beginning of year	$180,254	$156,663	$156,944

Acquired goodwill and provisional adjustments	92,266	23,591	(281)

End of year	$272,520	$180,254	$156,663

Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from whole bank and branch acquisitions and are amortized on a straight-line basis over a 10-year average life. Such assets are periodically evaluated as to the recoverability of carrying values. The definite-lived intangible assets had the following carrying values at December 31, 2023 and 2022:

 ($ in thousands)

2023	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Core deposit intangibles	$99,071	$(30,259)	$68,812

2022

Core deposit intangibles	$55,332	$(20,696)	$34,636

The related amortization expense of business combination related intangible assets is as follows:

($ in thousands)	Amount

Aggregate amortization expense for the year ended December 31:

2021	$4,137

2022	4,664

2023	9,563

Amount

Estimated amortization expense for the year ending December 31:

2024	$9,533

2025	9,518

2026	9,518

2027	9,185

2028	8,193

Thereafter	22,865

Total amortization expense	$68,812

Cash Surrender Value of Life Insurance

The Company invests in bank owned life insurance (“BOLI”). BOLI involves the purchase of life insurance by the Company on a chosen group of employees. The Company is the owner of the policies and, accordingly, the cash surrender value of the policies is reported as an asset, and increases in cash surrender values are reported as income.

Deferred Financing Costs

Financing costs related to the issuance of junior subordinated debentures are being amortized over the life of the instruments and are included in other liabilities.

Restricted Stock

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation - Stock Compensation. Compensation cost is recognized for all restricted stock granted based on the weighted average fair value stock price at the grant date.

Treasury Stock

Common stock shares repurchased are recorded at cost. Cost of shares retired or reissued is determined using the first-in, first-out method.

Income Taxes

The Company and its subsidiary file consolidated income tax returns. The subsidiary provides for income taxes on a separate return basis and remits to the Company amounts determined to be payable.

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently payable plus deferred taxes related primarily to differences between the bases of assets and liabilities as measured by income tax laws and their bases as reported in the financial statements. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

ASC Topic 740, Income Taxes, provides guidance on financial statement recognition and measurement of tax positions taken, or expected to be taken, in tax returns. ASC Topic 740 requires an evaluation of tax positions to determine if the tax positions will more likely than not be sustainable upon examination by the appropriate taxing authority. The Company, at December 31, 2023 and 2022, had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Advertising Costs

Advertising costs are expensed in the period in which they are incurred. Advertising expense for the years ended December 31, 2023, 2022 and 2021, was $833 thousand, $393 thousand, and $391 thousand, respectively.

Statements of Cash Flows

Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, federal funds sold, and collateral identified as “restricted cash” related to the Company’s back-to-back SWAP transactions. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the subsidiary bank enters into off-balance sheet financial instruments consisting of commitments to extend credit, credit card lines and standby letters of credit. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded in the financial statements when they are funded.

ACL on Off-Balance Sheet Credit (OBSC) Exposures

Under ASC 326, the Company is required to estimate expected credit losses for OBSC which are not unconditionally cancellable. The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Company. The ACL on OBSC exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. Expected credit losses related to OBSC exposures are presented as a liability.

Earnings Available to Common Stockholders

Per share amounts are presented in accordance with ASC Topic 260, Earnings Per Share. Under ASC Topic 260, two per share amounts are considered and presented, if applicable. Basic per share data is calculated based on the weighted-average number of common shares outstanding during the reporting period. Diluted per share data includes any dilution from securities that may be converted into common stock, such as outstanding restricted stock. There were no anti-dilutive common stock equivalents excluded in the calculations.

The following tables disclose the reconciliation of the numerators and denominators of the basic and diluted computations available to common stockholders.

($ in thousands, except per share amount)
December 31, 2023	Net Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount

Basic per common share	$75,457	31,373,718	$2.41

Effect of dilutive shares:

Restricted Stock	—	192,073

	$75,457	31,565,791	$2.39

December 31, 2022

Basic per common share	$62,919	22,023,595	$2.86

Effect of dilutive shares:

Restricted Stock	—	141,930

	$62,919	22,165,525	$2.84

December 31, 2021

Basic per common share	$64,167	21,017,189	$3.05

Effect of dilutive shares:

Restricted Stock	—	149,520

	$64,167	21,166,709	$3.03

The diluted per share amounts were computed by applying the treasury stock method.

Mergers and Acquisitions

Business combinations are accounted for under ASC 805, “Business Combinations”, using the acquisition method of accounting. The acquisition method of accounting requires an acquirer to recognize the assets acquired and the liabilities assumed at the acquisition date measured at their fair values as of that date. To determine the fair values, the Company relies on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. Under the acquisition method of accounting, the Company identifies the acquirer and the closing date and applies applicable recognition principles and conditions. Acquisition-related costs are costs the Company incurs to affect a business combination. Those costs include advisory, legal, accounting, valuation, and other professional or consulting fees. Some other examples of costs to the Company include systems conversion, integration planning consultants and advertising costs. The Company accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, with one exception. The costs to issue debt or equity securities is recognized in accordance with other applicable GAAP. These acquisition-related costs have been and will be included within the Consolidated Statements of Income classified within the non-interest expense caption.

Derivative Financial Instruments

The Company enters into interest rate swap agreements primarily to facilitate the risk management strategies of certain commercial customers. The interest rate swap agreements entered into by the Company are all entered into under what is referred to as a back-to-back interest rate swap, as such, the net positions are offsetting assets and liabilities, as well as income and expenses. All derivative instruments are recorded in the consolidated statement of financial condition at their respective fair values, as components of other assets and other liabilities. Under a back-to-back interest rate swap program, the Company enters into an interest rate swap with the customer and another offsetting swap with a counterparty. The result is two mirrored interest rate swaps, absent a credit event, which will offset in the financial statements. These swaps are not designated as hedging instruments and are recorded at fair value in other assets and other liabilities. The change in fair value is recognized in the income statement as other income and fees.

In addition, the Company will enter into risk participation agreements that are derivative financial instruments and are recorded at fair value. These derivatives are not designated as hedges and therefore, changes in fair value are recorded directly through earnings at each reporting period. Under a risk participation-out agreement, a derivative asset, the Company participates out a portion of the credit risk associated with the interest rate swap position executed with the commercial borrower, for a fee paid to the participating bank. Under a risk participation-in agreement, a derivative liability, the Company assumes, or participates in, a portion of the credit risk associated with the interest rate swap position with the commercial borrower, for a fee received from the other bank.

Entering into derivative contracts potentially exposes the Company to the risk of counterparties’ failure to fulfill their legal obligations, including, but not limited to, potential amounts due or payable under each derivative contract. Notional principal amounts are often used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. The Company assesses the credit risk of its dealer counterparties by regularly monitoring publicly available credit rating information, evaluating other market indicators, and periodically reviewing detailed financials.

The Company records the fair value of its interest rate swap contracts separately within other assets and other liabilities as current accounting rules do not permit the netting of customer and counterparty fair value amounts in the consolidated statement of financial condition.

Investment in Limited Partnership

The Company invested $4.4 million in a limited partnership that provides low-income housing. The Company is not the general partner and does not have controlling ownership. The carrying value of the Company’s investment in the limited partnership was $1.2 million at December 31, 2023 and $1.6 million at December 31, 2022, net of amortization, using the proportional method and is reported in other assets on the Consolidated Balance Sheets. The Company’s maximum exposure to loss is limited to the carrying value of its investment. The Company received $481 thousand in low-income housing tax credits during 2023, 2022 and 2021.

Reclassifications

Certain reclassifications have been made to the 2022 and 2021 financial statements to conform with the classifications used in 2023. These reclassifications did not impact the Company’s consolidated financial condition or results of operations.

Accounting Standards

Effect of Recently Adopted Accounting Standards

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-04, Reference Rate Reform (ASC 848): “Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” This ASU provides temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference London Interbank Offer Rate (“LIBOR”) or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The Company adopted ASU 2020-04 effective January 1, 2023. Adoption of ASU 2020-04 did not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combination (Topic 805): “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.” This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendment improves comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The Company adopted ASU 2021-08 effective January 1, 2023. Adoption of ASU 2021-08 did not have a material impact on the Company’s consolidated financial statements.

In March 2022, FASB issued ASU No. 2022-02, “Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures.” These amendments eliminate the TDR recognition and measurement guidance and instead require that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. For public business entities, these amendments require that an entity disclose current period gross write-offs by year of origination for financing receivables and net investment in leases within the scope of Subtopic 326-20. Gross write-off information must be included in the vintage disclosures required for public business entities in accordance with paragraph 326-20-50-6, which requires that an entity disclose the amortized cost basis of financing receivables by credit quality indicator and class of financing receivable by year of origination. The Company adopted ASU 2022-02 effective January 1, 2023. Adoption of ASU 2022-02 did not have a material impact on the Company’s consolidated financial statements.

In July 2023, FASB issued ASU No. 2023-03, “Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718): Amendments to SEC Paragraph Pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 Emerging Issues Task Force (“EITF”) Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280—General Revision of Regulation S-X: Income or Loss Applicable to Common Stock.” This ASU amends the FASB Accounting Standards Codification for SEC paragraphs pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280—General Revision of Regulation S-X: Income or Loss Applicable to Common Stock. These updates were effective immediately and did not have a material impact on the Company’s consolidated financial statements.

New Accounting Standards That Have Not Yet Been Adopted

In March 2023, FASB issued ASU No. 2023-01, Leases (Topic 842)—“Common Control Arrangements.” This ASU requires entities to determine whether a related party arrangement between entities under common control is a lease. If the arrangement is determined to be a lease, an entity must classify and account for the lease on the same basis as an arrangement with a related party. The ASU requires all entities to amortize leasehold improvements associated with common control leases over the useful life to the common control group. This guidance is effective for the Company January 1, 2024, and is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2023, FASB issued ASU No. 2023-02, Investments—Equity Method and Joint Venture (Topic 323): “Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method.” These amendments allow reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. This guidance is effective for the Company January 1, 2024, and is not expected to have a material impact on the Company’s consolidated financial statements.

In October 2023, FASB issued ASU No. 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU amends the ASC to incorporate certain disclosure requirements from SEC Release No. 33-10532—Disclosure Update and Simplification that was issued in 2018. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-K becomes effective, with early adoption prohibited. This guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2023, FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” This ASU amends the ASC to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The key amendments: 1. Require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss. 2. Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the significant expenses disclosed and each reported measure of segment profit or loss. 3. Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by FASB ASU Topic 280, Segment Reporting, in interim periods. 4. Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. 5. Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. 6. Require that a public entity has a single reportable segment provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. This guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2023, FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This ASU amendments require that a public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). The amendments require that all entities disclose on an annual basis the following information about income taxes paid: 1. The amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes. 2. The amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amendments also require that all entities disclose the following information: 1. Income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign. 2. Income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024. This guidance is not expected to have a material impact on the Company’s consolidated financial statements.

NOTE C—BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Acquisition accounting requires the total purchase price to be allocated to the estimated fair values of assets acquired and liabilities assumed, including certain intangible assets that must be recognized. Typically, this allocation results in the purchase price exceeding the fair value of net assets acquired, which is recorded as goodwill. Core deposit intangibles are a measure of the value of checking, money market and savings deposits acquired in business combinations accounted for under the acquisition method. Core deposit intangibles and other identified intangibles with finite useful lives are amortized using the straight-line method over their estimated useful lives of up to 10 years.

Financial assets acquired in a business combination after January 1, 2021, are recorded in accordance with ASC 326. Loans that the Company acquires in connection with acquisitions are recorded at fair value with no carryover of the related allowance for credit losses. PCD loans that have experienced more than insignificant credit deterioration since origination are recorded at the amount paid. The ACL is determined on a collective basis and is allocated to the individual loans. The sum of the loan’s purchase price and ACL becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Non-PCD loans are acquired that have experienced no or insignificant deterioration in credit quality since origination. The difference between the fair value and outstanding balance of the non-PCD loans is recognized as an adjustment to interest income over the lives of the loan.

Acquisitions

Heritage Southeast Bank

On January 1, 2023, the Company completed its acquisition of HSBI, pursuant to an Agreement and Plan of Merger dated July 27, 2022, by and between the Company and HSBI (the “HSBI Merger Agreement”). Upon the completion of the merger of HSBI with and into the Company, Heritage Bank, HSBI’s wholly-owned subsidiary, was merged with and into The First Bank. Under the terms of the HSBI Merger Agreement, each share of HSBI common stock was converted into the right to receive 0.965 of share of Company common stock. The Company paid a total consideration of $221.5 million to the former HSBI shareholders as consideration in the acquisition, which included 6,920,422 shares of the Company’s common stock, and $16 thousand in cash in lieu of fractional shares. The HSBI acquisition provided the opportunity for the Company to expand its operations in Georgia and the Florida panhandle.

In connection with the acquisition of HSBI, the Company recorded approximately $91.9 million of goodwill, of which $3.2 million funded the ACL for estimated losses on the acquired PCD loans, and $43.7 million core deposit intangible. Goodwill is not deductible for income taxes. The core deposit intangible will be amortized to expense over 10 years.

Expenses associated with the HSBI acquisition were $388 thousand and $4.9 million for the three months and twelve months period ended December 31, 2023, respectively. These costs included charges associated with legal and consulting expenses, which have been expensed as incurred.

The following table summarizes the finalized fair values of the assets acquired and liabilities assumed including the goodwill generated from the transaction on January 1, 2023, along with valuation adjustments that have been made since initially reported.

($ in thousands)	As Initially Reported	Measurement Period Adjustments	As Adjusted

Identifiable assets:

Cash and due from banks	$106,973	$(180)	$106,793

Investments	172,775	—	172,775

Loans	1,155,712	—	1,155,712

Core deposit intangible	43,739	—	43,739

Personal and real property	35,963	—	35,963

Other real estate owned	857	332	1,189

Bank owned life insurance	35,579	—	35,579

Deferred taxes	6,761	(632)	6,129

Interest receivable	4,349	—	4,349

Other assets	3,103	—	3,103

Total assets	1,565,811	(480)	1,565,331

Liabilities and equity:

Deposits	1,392,432	—	1,392,432

Trust Preferred	9,015	—	9,015

Other liabilities	34,271	—	34,271

Total liabilities	1,435,718	—	1,435,718

Net assets acquired	130,093	(480)	129,613

Consideration paid	221,538	—	221,538

Goodwill	$91,445	$480	$91,925

During the fourth quarter of 2023, the Company finalized its analysis and valuation adjustments have been made to cash and due from banks, other real estate owned, and deferred taxes since initially reported.

Beach Bancorp, Inc.

On August 1, 2022, the Company completed its acquisition of BBI, pursuant to an Agreement and Plan of Merger dated April 26, 2022 by and between the Company and BBI (the “BBI Merger Agreement”). Upon the completion of the merger of BBI with and into the Company, Beach Bank, BBI’s wholly-owned subsidiary, was merged with and into The First Bank. Under the terms of the BBI Merger Agreement, each share of BBI common stock and each share of BBI preferred stock was converted into the right to receive 0.1711 of a share of Company common stock (the “BBI Exchange Ratio”), and all stock options awarded under the BBI equity plans were converted automatically into an option to purchase shares of Company common stock on the same terms and conditions as applicable to each such BBI option as in effect immediately prior to the effective time, with the number of shares underlying each such option and the applicable exercise price adjusted based on the BBI Exchange Ratio. The BBI merger provides the opportunity for the Company to expand its operations in the Florida panhandle and enter the Tampa market. The Company paid consideration of approximately $101.5 million to the former BBI shareholders including 3,498,936 shares of the Company’s common stock and approximately $1 thousand in cash in lieu of fractional shares, and also assumed options entitling the owners thereof to purchase an additional 310,427 shares of the Company’s common stock.

In connection with the acquisition of BBI, the Company recorded approximately $23.7 million of goodwill and $9.8 million core deposit intangible. Goodwill is not deductible for income taxes. The core deposit intangible will be amortized to expense over 10 years. The Company also incurred $1.3 million of provision for credit losses on credit marks from the loans acquired from Beach Bank.

Expenses associated with the BBI acquisition were $4.0 thousand and $1.4 million for the three months and twelve months period ended December 31, 2023, respectively. These costs included charges associated with legal and consulting expenses, which have been expensed as incurred.

The following table summarizes the finalized fair values of the assets acquired and liabilities assumed including the goodwill generated from the transaction on August 1, 2022, along with valuation adjustments that have been made since initially reported.

($ in thousands)	As Initially Reported	Measurement Period Adjustments	As Adjusted

Purchase price:

Cash and stock	$101,470	$—	$101,470

Total purchase price	101,470	—	101,470

Identifiable assets:

Cash	$23,939	$—	$23,939

Investments	22,907	(264)	22,643

Loans	482,903	2,268	485,171

Other real estate	8,797	(580)	8,217

Bank owned life insurance	10,092	—	10,092

Core deposit intangible	9,791	—	9,791

Personal and real property	13,825	(1,868)	11,957

Deferred tax asset	28,105	(970)	27,135

Other assets	9,649	(414)	9,235

Total assets	610,008	(1,828)	608,180

Liabilities and equity:

Deposits	490,588	3	490,591

Borrowings	25,000	—	25,000

Other liabilities	14,772	—	14,772

Total liabilities	530,360	3	530,363

Net assets acquired	79,648	(1,831)	77,817

Goodwill	$21,822	$1,831	$23,653

During the third quarter of 2023, the Company finalized its analysis and valuation adjustments that were made to investments, loans, other real estate, personal and real property, deferred tax asset, other assets, and deposits.

Cadence Bank Branches

On December 03, 2021, The First completed its acquisition of seven Cadence Bank, N.A. (“Cadence”) branches in Northeast Mississippi (the “Cadence Branches”). In connection with the acquisition of the Cadence Branches, The First assumed $410.2 million in deposits, acquired $40.3 million in loans at fair value, acquired certain assets associated with the Cadence Branches at their book value, and paid a deposit premium of $1.0 million to Cadence. As a result of the acquisition, the Company will have an opportunity to increase its deposit base and reduce transaction costs. The Company also expects to reduce costs through economies of scale.

In connection with the acquisition of the Cadence Branches, the Company recorded a $1.6 million bargain purchase gain and $2.9 million core deposit intangible. The bargain purchase gain was generated as a result of the estimated fair value of net assets acquired exceeding the merger consideration, based on provisional fair values. The bargain purchase gain is considered non-taxable for income taxes purposes. The core deposit intangible will be amortized to expense over 10 years.

Expenses associated with the branch acquisition of the Cadence Branches were $81 thousand and $189 thousand for the three months and twelve months period ended December 31, 2023. These costs included charges associated with due diligence as well as legal and consulting expenses, which have been expensed as incurred. The Company also incurred $370 thousand of provision for credit losses on credit marks from the loans acquired.

The following table summarizes the provisional fair values of the assets acquired and liabilities assumed and the goodwill (bargain purchase gain) generated from the transaction:

($ in thousands)	As Initially Reported	Measurement Period Adjustments	As Adjusted

Identifiable assets:

Cash and due from banks	$ 359,916	$ —	$ 359,916

Loans	40,262	—	40,262

Core deposit intangible	2,890	—	2,890

Personal and real property	9,675	—	9,675

Other assets	135	—	135

Total assets	412,878	—	412,878

Liabilities and equity:

Deposits	410,171	—	410,171

Other liabilities	407	(281)	126

Total liabilities	410,578	(281)	410,297

Net assets acquired	2,300	281	2,581

Consideration paid	1,000	—	1,000

Bargain purchase gain	$ (1,300)	$ (281)	$ (1,581)

During the fourth quarter of 2022, the Company finalized its analysis and valuation adjustments were made to other liabilities since initially reported.

Supplemental Pro Forma Information

The following table presents certain supplemental pro forma information, for illustrative purposes only, for the years December 31, 2023 and 2022 as if the BBI and HSBI acquisitions had occurred on January 1, 2022. The pro forma financial information is not necessarily indicative of the results of operations had the acquisitions been effective as of this date.

($ in thousands)	Pro Forma for the Year Ended December 31,
	2023 (unaudited)	2022 (unaudited)

Net interest income	$249,325	$248,639

Non-interest income	46,705	58,645

Total revenue	296,030	307,284

Income before income taxes	105,879	118,465

Supplemental pro-forma earnings were adjusted to exclude acquisition costs incurred.

NOTE D - SECURITIES

The following table summarizes the amortized cost, gross unrealized gains, and losses, and estimated fair values of AFS securities and securities HTM at December 31, 2023 and 2022:

($ in thousands)	December 31, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Available-for-sale:

U.S. Treasury	$16,985	$—	$310	$16,675

Obligations of U.S. government agencies and sponsored entities	119,868	1	14,946	104,923

Tax-exempt and taxable obligations of states and municipal subdivisions	486,293	449	48,276	438,466

Mortgage-backed securities - residential	297,735	11	34,430	263,316

Mortgage-backed securities - commercial	198,944	76	20,675	178,345

Corporate obligations	41,347	—	3,750	37,597

Other	3,055	—	12	3,043

Total available-for-sale	$1,164,227	$537	$122,399	$1,042,365

Held-to-maturity:

U.S. Treasury	$89,688	$—	$2,804	$86,884

Obligations of U.S. government agencies and sponsored entities	33,659	—	1,803	31,856

Tax-exempt and taxable obligations of states and municipal subdivisions	246,908	9,566	14,697	241,777

Mortgage-backed securities - residential	141,573	—	14,237	127,336

Mortgage-backed securities - commercial	132,711	—	12,334	120,377

Corporate obligations	10,000	—	2,286	7,714

Total held-to-maturity	$654,539	$9,566	$48,161	$615,944

($ in thousands)	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Available-for-sale:

U.S. Treasury	$135,752	$—	$11,898	$123,854

Obligations of U.S. government agencies and sponsored entities	163,054	3	18,688	144,369

Tax-exempt and taxable obligations of states and municipal subdivisions	519,190	598	61,931	457,857

Mortgage-backed securities - residential	341,272	11	42,041	299,242

Mortgage-backed securities - commercial	215,200	60	24,363	190,897

Corporate obligations	43,869	—	2,987	40,882

Total available-for-sale	$1,418,337	$672	$161,908	$1,257,101

Held-to-maturity:

U.S. Treasury	$109,631	$—	$5,175	$104,456

Obligations of U.S. government agencies and sponsored entities	33,789	—	2,153	31,636

Tax-exempt and taxable obligations of states and municipal subdivisions	247,467	4,525	13,699	238,293

Mortgage-backed securities - residential	156,119	—	17,479	138,640

Mortgage-backed securities - commercial	134,478	7	13,798	120,687

Corporate obligations	10,000	—	1,615	8,385

Total held-to-maturity	$691,484	$4,532	$53,919	$642,097

The Company reassessed classification of certain investments and effective October 2022, the Company transferred $863 thousand of obligations of U.S. government agencies and sponsored entities, $1.2 million of mortgage -backed securities - commercial, and $137.5 million of tax-exempt and taxable obligations of states and municipal subdivisions from AFS to HTM securities. The securities were transferred at their amortized costs basis, net of any remaining unrealized gain or loss reported in accumulated other comprehensive income. The related unrealized loss of $36.8 million included in other comprehensive income remained in other comprehensive income, to be amortized out of other comprehensive income with an offsetting entry to interest income as a yield adjustment through earnings over the remaining term of the securities. There was no allowance for credit loss associated with the AFS securities that were transferred to HTM.

ACL on Securities

Securities Available-for-Sale

Quarterly, the Company evaluates if a security has a fair value less than its amortized cost. Once these securities are identified, in order to determine whether a decline in fair value resulted from a credit loss or other factors, the Company performs further analysis as outlined below:

•	Review the extent to which the fair value is less than the amortized cost and determine if the decline is indicative of credit loss or other factors.

•	The securities that violate the credit loss trigger above would be subjected to additional analysis.

•

If the Company determines that a credit loss exists, the credit portion of the allowance will be measured using the DCF analysis using the effective interest rate. The amount of credit loss the Company records will be limited to the amount by which the amortized cost exceeds the fair value. The allowance for the calculated credit loss will be monitored going forward for further credit deterioration or improvement.

At December 31, 2023 and 2022, the results of the analysis did not identify any securities where the decline was indicative of credit loss factors; therefore, no DCF analysis was performed, and no credit loss was recognized on any of the securities AFS.

Accrued interest receivable is excluded from the estimate of credit losses for securities AFS. Accrued interest receivable totaled $5.2 million and $6.2 million at December 31, 2023 and 2022, respectively and was reported in interest receivable on the accompanying Consolidated Balance Sheet.

All AFS securities were current with no securities past due or on nonaccrual as of December 31, 2023.

Securities Held to Maturity

At December 31, 2023, the potential credit loss exposure totaled $205 thousand and $242 thousand at December 31, 2023 and 2022, respectively and consisted of tax-exempt and taxable obligations of states and municipal subdivisions and corporate obligations securities. After applying appropriate probability of default (“PD”) and loss given default (“LGD”) assumptions, the total amount of current expected credit losses was deemed immaterial. Therefore, no reserve was recorded for the years ended December 31, 2023 and 2022.

Accrued interest receivable is excluded from the estimate of credit losses for securities held-to-maturity. Accrued interest receivable totaled $3.4 million and $3.6 million at December 31, 2023 and 2022, respectively and was reported in interest receivable on the accompanying Consolidated Balance Sheet.

At December 31, 2023, the Company had no securities held-to-maturity that were past due 30 days or more as to principal or interest payments. The Company had no securities held-to-maturity classified as nonaccrual for the years ended December 31, 2023 and 2022.

The Company monitors the credit quality of the debt securities held-to-maturity through the use of credit ratings. The Company monitors the credit ratings on a quarterly basis. The following table summarizes the amortized cost of debt securities held-to-maturity at December 31, 2023, aggregated by credit quality indicators.

($ in thousands)	December 31, 2023	December 31, 2022

Aaa	$431,527	$467,736

Aa1/Aa2/Aa3	129,751	110,854

A1/A2	13,902	13,757

BBB	10,000	10,000

Not rated	69,359	89,137

Total	$654,539	$691,484

The amortized cost and fair value of debt securities are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

($ in thousands)	December 31, 2023
Available-for-Sale	Amortized Cost	Fair Value

Within one year	$45,559	$45,246

One to five years	150,165	143,592

Five to ten years	306,927	270,342

Beyond ten years	164,897	141,524

Mortgage-backed securities: residential	297,735	263,316

Mortgage-backed securities: commercial	198,944	178,345

Total	$1,164,227	$1,042,365

Held-to-maturity

Within one year	$39,082	$38,725

One to five years	72,333	69,387

Five to ten years	54,428	49,697

Beyond ten years	214,412	210,422

Mortgage-backed securities: residential	141,573	127,336

Mortgage-backed securities: commercial	132,711	120,377

Total	$654,539	$615,944

The proceeds from sales and calls of securities and the associated gains and losses are listed below:

($ in thousands)	2023	2022	2021

Gross gains	$65	$82	$202

Gross losses	9,781	164	59

Realized net (loss) gain	$(9,716)	$(82)	$143

The amortized costs of securities pledged as collateral, to secure public deposits and for other purposes, was $1.095 billion and $1.031 billion at December 31, 2023 and 2022, respectively.

The following table summarizes securities in an unrealized losses position for which an allowance for credit losses has not been recorded at December 31, 2023 and 2022. The securities are aggregated by major security type and length of time in a continuous unrealized loss position:

	2023
($ in thousands)	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Available-for-sale:

U.S. Treasury	$—	$—	$16,675	$310	$16,675	$310

Obligations of U.S. government agencies and sponsored entities	123	—	104,495	14,946	104,618	14,946

Tax-exempt and taxable obligations of states and municipal subdivisions	20,879	1,479	389,113	46,797	409,992	48,276

Mortgage-backed securities - residential	222	2	262,012	34,428	262,234	34,430

Mortgage-backed securities - commercial	2,896	52	170,256	20,623	173,152	20,675

Corporate obligations	—	—	37,597	3,750	37,597	3,750

Other	3,055	12	—	—	3,055	12

Total available-for-sale	$27,175	$1,545	$980,148	$120,854	$1,007,323	$122,399

Held-to-maturity:

U.S. Treasury	$—	$—	$86,884	$2,804	$86,884	$2,804

Obligations of U.S. government agencies and sponsored entities	747	5	31,109	1,798	31,856	1,803

Tax-exempt and taxable obligations of states and municipal subdivisions	10,472	3,949	91,480	10,748	101,952	14,697

Mortgage-backed securities - residential	—	—	127,336	14,237	127,336	14,237

Mortgage-backed securities - commercial	920	2	119,457	12,332	120,377	12,334

Corporate obligations	—	—	7,714	2,286	7,714	2,286

Total held-to-maturity	$12,139	$3,956	$463,980	$44,205	$476,119	$48,161

	2022
	Less than 12 Months		12 Months or Longer		Total
($ in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Available-for-sale:

U.S. Treasury	$4,563	$419	$119,292	$11,479	$123,855	$11,898

Obligations of U.S. government agencies and sponsored entities	34,254	2,293	109,431	16,395	143,685	18,688

Tax-exempt and taxable obligations of states and municipal subdivisions	275,202	31,152	159,508	30,779	434,710	61,931

Mortgage-backed securities: residential	76,125	4,970	222,274	37,071	298,399	42,041

Mortgage-backed securities: commercial	50,193	3,025	136,062	21,338	186,255	24,363

Corporate obligations	35,142	1,995	5,739	992	40,881	2,987

Total available-for-sale	$475,479	$43,854	$752,306	$118,054	$1,227,785	$161,908

Held-to-maturity:

U.S. Treasury	$104,457	$5,175	$—	$—	$104,457	$5,175

Obligations of U.S. government agencies and sponsored entities	31,636	2,153	—	—	31,636	2,153

Tax-exempt and taxable obligations of states and municipal subdivisions	127,628	13,583	15,303	116	142,931	13,699

Mortgage-backed securities - residential	138,639	17,479	—	—	138,639	17,479

Mortgage-backed securities - commercial	119,758	13,798	—	—	119,758	13,798

Corporate obligations	8,385	1,615	—	—	8,385	1,615

Total held-to-maturity	$530,503	$53,803	$15,303	$116	$545,806	$53,919

At December 31, 2023 and December 31, 2022, the Company’s securities portfolio consisted of 1,125 and 1,265 securities, respectively, which were in an unrealized loss position. AFS securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. The unrealized losses shown above are due to increases in market rates over the yields available at the time of purchase of the underlying securities and not credit quality. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell the investments before recovery of their amortized cost basis. No allowance for credit losses was needed at December 31, 2023 or 2022.

NOTE E - LOANS

The Company uses four different categories to classify loans in its portfolio based on the underlying collateral securing each loan. The loans grouped together in each category have been determined to share similar risk characteristics with respect to credit quality. Those four categories are commercial, financial and agriculture, commercial real estate, consumer real estate, consumer installment;

Commercial, financial and agriculture - Commercial, financial and agriculture loans include loans to business entities issued for commercial, industrial, or other business purposes. This type of commercial loan shares a similar risk characteristic in that unlike commercial real estate loans, repayment is largely dependent on cash flow generated from the operation of the business.

Commercial real estate - Commercial real estate loans are grouped as such because repayment is mainly dependent upon either the sale of the real estate, operation of the business occupying the real estate, or refinance of the debt obligation. This includes both owner-occupied and non-owner occupied CRE secured loans, because they share similar risk characteristics related to these variables.

Consumer real estate - Consumer real estate loans consist primarily of loans secured by 1-4 family residential properties and/or residential lots. This includes loans for the purpose of constructing improvements on the residential property, as well as home equity lines of credit.

Consumer installment - Installment and other loans are all loans issued to individuals that are not for any purpose related to operation of a business, and not secured by real estate. Repayment on these loans is mostly dependent on personal income, which may be impacted by general economic conditions.

The composition of the loan portfolio as of December 31, 2023 and December 31, 2022, is summarized below:

($ in thousands)	December 31, 2023	December 31, 2022

Loans held for sale

Mortgage loans held for sale	$2,914	$4,443

Total LHFS	$2,914	$4,443

Loans held for investment

Commercial, financial, and agriculture (1)	$800,324	$536,192

Commercial real estate	3,059,155	2,135,263

Consumer real estate	1,252,795	1,058,999

Consumer installment	57,768	43,703

Total loans	5,170,042	3,774,157

Less allowance for credit losses	(54,032)	(38,917)

Net LHFI	$5,116,010	$3,735,240

(1)	Loan balance includes $386 thousand and $710 thousand in PPP loans as of December 31, 2023 and 2022, respectively.

Loans held for sale consist of mortgage loans originated by the Bank and sold into the secondary market. Commitments from investors to purchase the loans are obtained upon origination.

Accrued interest receivable is not included in the amortized cost basis of the Company’s LHFI. At December 31, 2023 and 2022, accrued interest receivable for LHFI totaled $24.7 million and $18.0 million, respectively, with no related ACL and was reported in interest receivable on the accompanying consolidated balance sheet.

Nonaccrual and Past Due LHFI

Past due LHFI are loans contractually past due 30 days or more as to principal or interest payments. Generally, the Company will place a delinquent loan in nonaccrual status when the loan becomes 90 days or more past due. At the time a loan is placed in nonaccrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

The following tables presents the aging of the amortized cost basis in past due loans in addition to those loans classified as nonaccrual including PCD loans:

	December 31, 2023
($ in thousands)	Past Due 30 to 89 Days	Past Due 90 Days or More and Still Accruing	Nonaccrual	PCD	Total Past Due, Nonaccrual and PCD	Total LHFI	Nonaccrual and PCD with No ACL

Commercial, financial, and agriculture (1)	$2,043	$313	$353	$965	$3,674	$800,324	$465

Commercial real estate	1,698	630	3,790	647	6,765	3,059,155	410

Consumer real estate	3,992	220	1,806	3,098	9,116	1,252,795	680

Consumer installment	180	—	31	—	211	57,768	—

Total	$7,913	$1,163	$5,980	$4,710	$19,766	$5,170,042	$1,555

(1)	Total loan balance includes $386 thousand in PPP loans as of December 31, 2023.

	December 31, 2022
($ in thousands)	Past Due 30 to 89 Days	Past Due 90 Days or More and Still Accruing	Nonaccrual	PCD	Total Past Due, Nonaccrual and PCD	Total LHFI	Nonaccrual and PCD with No ACL

Commercial, financial, and agriculture (1)	$220	$—	$19	$—	$239	$536,192	$—

Commercial real estate	1,984	—	7,445	1,129	10,558	2,135,263	4,560

Consumer real estate	3,386	289	2,965	1,032	7,672	1,058,999	791

Consumer installment	173	—	1	—	174	43,703	—

Total	$5,763	$289	$10,430	$2,161	$18,643	$3,774,157	$5,351

(1)	Total loan balance includes $710 thousand in PPP loans as of December 31, 2022.

Acquired Loans

In connection with the acquisitions of BBI and HSBI, the Company acquired loans both with and without evidence of credit quality deterioration since origination. Acquired loans are recorded at their fair value at the time of acquisition with no carryover from the acquired institution’s previously recorded allowance for credit losses. Acquired loans are accounted for under ASC 326, Financial Instruments - Credit Losses.

The fair value for acquired loans recorded at the time of acquisition is based upon several factors including the timing and payment of expected cash flows, as adjusted for estimated credit losses and prepayments, and then discounting these cash flows using comparable market rates. The resulting fair value adjustment is recorded in the form of premium or discount to the unpaid principal balance of each acquired loan. As it relates to acquired PCD loans, the net premium or net discount is adjusted to reflect the Company’s allowance for credit losses (“ACL”) recorded for PCD loans at the time of acquisition, and the remaining fair value adjustment is accreted or amortized into interest income over the remaining life of the loan. As it relates to acquired loans not classified as PCD (“non-PCD”) loans, the credit loss and yield components of the fair value adjustments are aggregated, and the resulting net premium or net discount is accreted or amortized into interest income over the average remaining life of those loans. The Company records an ACL for non-PCD loans at the time of acquisition through provision expense, and therefore, no further adjustments are made to the net premium or net discount for non-PCD loans.

The estimated fair value of the non-PCD loans acquired in the BBI acquisition was $460.0 million, which is net of a $8.8 million discount. The gross contractual amounts receivable of the acquired non-PCD loans at acquisition was approximately $468.8 million, of which $6.4 million is the amount of contractual cash flows not expected to be collected.

The estimated fair value of the non-PCD acquired in the HSBI acquisition was $1.091 billion, which is net of a $33.7 million discount. The gross contractual amounts receivable of the acquired non-PCD loans at acquisition was approximately $1.125 billion, of which $16.5 million is the amount of contractual cash flows not expected to be collected.

The following table shows the carrying amount of loans acquired in the BBI and HSBI acquisition transaction for which there was, at the date of acquisition, more than insignificant deterioration of credit quality since origination:

($ in thousands)	BBI	HSBI

Purchase price of loans at acquisition	$27,669	$52,356

Allowance for credit losses at acquisition	1,303	3,176

Non-credit discount (premium) at acquisition	530	2,325

Par value of acquired loans at acquisition	$29,502	$57,857

As of December 31, 2023 and 2022, the amortized cost of the Company’s PCD loans totaled $57.8 million and $24.0 million, respectively, which had an estimated ACL of $3.7 million and $1.7 million, respectively.

Loan Modifications

The Company adopted ASU No. 2022-02 effective January 1, 2023. These amendments eliminate the TDR recognition and measurement guidance and enhanced disclosures for loan modifications to borrowers experiencing financial difficulty.

Occasionally, the Company modifies loans to borrowers in financial distress by providing principal forgiveness, term extension, and other-than-insignificant payment delay or interest rate reduction. When principal forgiveness is provided, the amount of forgiveness is charged-off against the allowance for credit losses.

In some cases, the Company provides multiple types of concessions on one loan. Typically, one type of concession, such as term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted. For loans included in the “combination” columns below, multiple types of modifications have been made on the same loan within the current reporting period. The combination is at least two of the following: a term extension, principal forgiveness, an other-than-insignificant payment delay and/or an interest rate reduction.

The following table presents the amortized cost basis of loans at December 31, 2023 that were both experiencing financial difficulty and modified during 2023, by class and by type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below:

($ in thousands)	Term Extension	Percentage of Total Loans Held for Investment
Commercial real estate	$581	0.02%

Total	$581	0.02%

The Company has not committed to lend additional amounts to the borrowers included in the previous table.

Debt Restructurings Prior to the Adoption of ASU 2022-02

If the Company grants a concession to a borrower for economic or legal reasons related to a borrower’s financial difficulties that it would not otherwise consider, the loan is classified as TDRs.

As of December 31, 2022 and 2021 the Company had TDRs totaling $21.8 million and $24.2 million, respectively. As of December 31, 2022, the Company had no additional amount committed on any loan classified as TDR. As of December 31, 2022 and 2021 TDRs had a related ACL of $841 thousand and $4.3 million, respectively.

The following table presents LHFI by class modified as TDRs that occurred during the twelve months ended December 31, 2022 and 2021.

($ in thousands, except for number of loans)
December 31, 2022	Number of Loans	Outstanding Recorded Investment Pre-Modification	Outstanding Recorded Investment Post- Modification	Interest Income Recognized
Consumer real estate	1	$134	$135	$7

Total	1	$134	$135	$7

December 31, 2021
Commercial, financial, and agriculture	1	$38	$37	$4
Commercial real estate	5	5,151	4,890	230
Consumer real estate	4	222	187	5
Consumer installment	1	13	1	—

Total	11	$5,424	$5,115	$239

The TDRs presented above increased the ACL $22 thousand and $1.6 million and resulted in no charge-offs for the years ended December 31, 2022, and 2021, respectively.

The following table presents loans by class modified as TDRs for which there was a payment default within twelve months following the modification during the year ending December 31, 2022 and 2021.

($ in thousands, except for number of loans)	2022		2021

Troubled Debt Restructurings That Subsequently Defaulted:	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Commercial real estate	—	$—	—	$—
Consumer real estate	1	134	2	55

Total	1	$134	2	$55

The modifications described above included one of the following or a combination of the following: maturity date extensions, interest only payments, amortizations were extended beyond what would be available on similar type loans, and payment waiver. No interest rate concessions were given on these loans nor were any of these loans written down. A loan is considered to be in a payment default once it is 30 days contractually past due under the modified terms. The TDRs presented above increased the ACL $22 thousand and $21 thousand resulted in no charge-offs for the years ended December 31, 2022, and 2021, respectively.

The following tables represents the Company’s TDRs at December 31, 2022:

December 31, 2022

($ in thousands)	Current Loans	Past Due 30-89	Past Due 90 days and still accruing	Nonaccrual	Total
Commercial, financial, and agriculture	$49	$—	$—	$—	$49
Commercial real estate	13,561	—	—	6,121	19,682
Consumer real estate	1,077	—	—	929	2,006
Consumer installment	14	—	—	—	14

Total	$14,701	$—	$—	$7,050	$21,751

Allowance for credit losses	$350	$—	$—	$491	$841

Collateral Dependent Loans

The following table presents the amortized cost basis of collateral dependent individually evaluated loans by class of loans as of December 31, 2023 and 2022:

December 31, 2023

($ in thousands)	Real Property	Equipment	Miscellaneous	Total
Commercial financial, and agriculture	$—	$496	$918	$1,414
Commercial real estate	710	—	—	710
Consumer real estate	778	—	—	778

Total	$1,488	$496	$918	$2,902

December 31, 2022

($ in thousands)	Real Property	Total
Commercial real estate	$4,560	$4,560
Consumer real estate	998	998

Total	$5,558	$5,558

A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is expected to be provided substantially through the sale of the collateral. The following provides a qualitative description by class of loan of the collateral that secures the Company’s collateral dependent LHFI:

•	Commercial, financial and agriculture – Loans within these loan classes are secured by equipment, inventory accounts, and other non-real estate collateral.

•	Commercial real estate – Loans within these loan classes are secured by commercial real property.

•	Consumer real estate - Loans within these loan classes are secured by consumer real property.

•	Consumer installment - Loans within these loan classes are secured by consumer goods, equipment, and non-real estate collateral.

There have been no significant changes to the collateral that secures these financial assets during the period.

Loan Participations

The Company has loan participations, which qualify as participating interest, with other financial institutions. As of December 31, 2023, these loans totaled $304.0 million, of which $165.9 million had been sold to other financial institutions and $138.1 million was purchased by the Company. As of December 31, 2022, these loans totaled $202.6 million, of which $100.1 million had been sold to other financial institutions and $102.5 million was purchased by the company. The loan participations convey proportionate ownership rights with equal priority to each participating interest holder; involving no recourse (other than ordinary representations and warranties) to, or subordination by, any participating interest holder; all cash flows are divided among the participating interest holders in proportion to each holder’s share of ownership; and no holder has the right to pledge the entire financial asset unless all participating interest holders agree.

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually to classify the loans as to credit risk. The Company uses the following definitions for risk ratings:

Pass: Loan classified as pass are deemed to possess average to superior credit quality, requiring no more than normal attention.

Special Mention: Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company’s credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

These above classifications were the most current available as of December 31, 2023, and were generally updated within the prior year.

The tables below present the amortized cost basis of loans by credit quality indicator and class of loans based on the most recent analysis performed at year ends December 31, 2023 and 2022. Revolving loans converted to term as of year ended December 31, 2023 and 2022 were not material to the total loan portfolio.

($ in thousands)	Term Loans Amortized Cost Basis by Origination Year

As of December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Loans	Total
Commercial, financial and agriculture:
Risk Rating
Pass	$102,263	$150,420	$113,487	$47,313	$36,065	$64,020	$281,646	$795,214
Special mention	—	—	—	141	797	3	10	951
Substandard	451	330	121	185	550	1,894	628	4,159
Doubtful	—	—	—	—	—	—	—	—

Total commercial, financial and agriculture	$102,714	$150,750	$113,608	$47,639	$37,412	$65,917	$282,284	$800,324
Current period gross write offs	$14	$51	$225	$139	$206	$110	$—	$745

Commercial real estate:
Risk Rating
Pass	$385,954	$825,505	$558,742	$377,085	$253,746	$569,428	$6,397	$2,976,857
Special mention	—	660	6,118	3,111	9,545	22,648	—	42,082
Substandard	136	7,293	393	566	5,427	26,401	—	40,216
Doubtful	—	—	—	—	—	—	—	—

Total commercial real estate	$386,090	$833,458	$565,253	$380,762	$268,718	$618,477	$6,397	$3,059,155
Current period gross write offs	$—	$—	$193	$—	$—	$57	$—	$250

Consumer real estate:
Risk Rating
Pass	$176,144	$334,056	$219,071	$127,539	$59,615	$163,464	$153,821	$1,233,710
Special mention	—	1,081	—	—	643	3,246	412	5,382
Substandard	502	404	511	1,559	514	6,988	3,225	13,703
Doubtful	—	—	—	—	—	—	—	—

Total consumer real estate	$176,646	$335,541	$219,582	$129,098	$60,772	$173,698	$157,458	$1,252,795
Current period gross write offs	$5	$19	$—	$—	$—	$25	$—	$49

Consumer installment:
Risk Rating
Pass	$24,482	$12,408	$7,316	$2,919	$1,213	$1,195	$8,156	$57,689
Special mention	—	—	—	—	—	—	—	—
Substandard	—	8	17	42	11	—	1	79
Doubtful	—	—	—	—	—	—	—	—

Total consumer installment	$24,482	$12,416	$7,333	$2,961	$1,224	$1,195	$8,157	$57,768
Current period gross write offs	$226	$567	$223	$179	$156	$576	$121	$2,048

Total
Pass	$688,843	$1,322,389	$898,616	$554,856	$350,639	$798,107	$450,020	$5,063,470
Special mention	—	1,741	6,118	3,252	10,985	25,897	422	48,415
Substandard	1,089	8,035	1,042	2,352	6,502	35,283	3,854	58,157
Doubtful	—	—	—	—	—	—	—	—

Total	$689,932	$1,332,165	$905,776	$560,460	$368,126	$859,287	$454,296	$5,170,042

Current period gross write offs	$245	$637	$641	$318	$362	$768	$121	$3,092

($ in thousands)	Term Loans Amortized Cost Basis by Origination Year

As of December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving Loans	Total
Commercial, financial and agriculture:
Risk Rating
Pass	$181,761	$141,174	$55,690	$53,954	$43,441	$52,038	$181	$528,239
Special mention	380	5,188	1,664	—	—	412	—	7,644
Substandard	50	—	—	34	33	192	—	309
Doubtful	—	—	—	—	—	—	—	—

Total commercial, financial and agriculture	$182,191	$146,362	$57,354	$53,988	$43,474	$52,642	$181	$536,192
Commercial real estate:
Risk Rating
Pass	$582,895	$436,661	$305,140	$217,626	$140,682	$368,185	$1,765	$2,052,954
Special mention	672	1,345	3,938	11,643	9,885	16,612	—	44,095
Substandard	50	2,830	908	1,694	4,797	27,935	—	38,214
Doubtful	—	—	—	—	—	—	—	—

Total commercial real estate	$583,617	$440,836	$309,986	$230,963	$155,364	$412,732	$1,765	$2,135,263
Consumer real estate:
Risk Rating
Pass	$325,853	$226,355	$136,052	$59,376	$51,515	$129,923	$112,278	$1,041,352
Special mention	—	—	—	—	823	3,846	—	4,669
Substandard	519	554	1,481	648	1,706	6,894	1,176	12,978
Doubtful	—	—	—	—	—	—	—	—

Total consumer real estate	$326,372	$226,909	$137,533	$60,024	$54,044	$140,663	$113,454	$1,058,999
Consumer installment:
Risk Rating
Pass	$18,925	$11,618	$5,031	$2,078	$832	$1,445	$3,725	$43,654
Special mention	—	—	—	—	—	—	—	—
Substandard	4	13	24	—	3	5	—	49
Doubtful	—	—	—	—	—	—	—	—

Total consumer installment	$18,929	$11,631	$5,055	$2,078	$835	$1,450	$3,725	$43,703
Total
Pass	$1,109,434	$815,808	$501,913	$333,034	$236,470	$551,591	$117,949	$3,666,199
Special mention	1,052	6,533	5,602	11,643	10,708	20,870	—	56,408
Substandard	623	3,397	2,413	2,376	6,539	35,026	1,176	51,550
Doubtful	—	—	—	—	—	—	—	—

Total	$1,111,109	$825,738	$509,928	$347,053	$253,717	$607,487	$119,125	$3,774,157

Allowance for Credit Losses (ACL)

The ACL is a valuation account that is deducted from loans’ amortized cost basis to present the net amount expected to be collected on the loans. It is comprised of a general allowance for loans that are collectively assessed in pools with similar risk characteristics and a specific allowance for individually assessed loans. The allowance is continuously monitored by management to maintain a level adequate to absorb expected credit losses in the loan portfolio.

The ACL represents the estimated losses for financial assets accounted for on an amortized cost basis. Expected losses are calculated using relevant information, from internal and external sources, about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environment conditions, such as changes in unemployment rates, property values, or other relevant factors. Management may selectively apply external market data to subjectively adjust the Company’s own loss history including index or peer data. Expected losses are estimated over the contractual term of the loans, adjusted for expected prepayments. The contractual term excludes expected extensions, renewals, and modifications. Loans are charged-off against the allowance when management believes the uncollectibility of a loan balance is confirmed and recoveries are credited to the allowance when received. Expected recovery amounts may not exceed the aggregate of amounts previously charged-off.

The ACL is measured on a collective basis when similar risk characteristics exist. Generally, collectively assessed loans are grouped by call code (segments). Segmenting loans by call code will group loans that contain similar types of collateral, purposes, and are usually structured with similar terms making each loan’s risk profile very similar to the rest in that segment. Each of these segments then flows up into one of the four bands (bands), Commercial, Financial, and Agriculture, Commercial Real Estate, Consumer Real Estate, and Consumer Installment. In accordance with the guidance in ASC 326, the Company redefined its LHFI portfolio segments and related loan classes based on the level at which risk is monitored within the ACL methodology. Construction loans for 1-4 family residential properties with a call code 1A1, and other construction, all land development and other land loans with a call code 1A2 were previously separated between the Commercial Real Estate or Consumer Real Estate bands based on loan type code. Under our ASC 326 methodology 1A1 loans are all defined as part of the Consumer Real Estate band and 1A2 loans are all defined as part of the Commercial Real Estate Band.

The PD calculation analyzes the historical loan portfolio over the given lookback period to identify, by segment, loans that have defaulted. A default is defined as a loan that has moved to past due 90 days and greater, nonaccrual status, or experienced a charge-off during the period. The model observes loans over a 12-month window, detecting any events previously defined. This information is then used by the model to calculate annual iterative count-based PD rates for each segment. This process is then repeated for all dates within the historical data range. These averaged PDs are used for an immediate reversion back to the historical mean. The historical data used to calculate this input was captured by the Company from 2009 through the most recent quarter end.

The Company utilizes reasonable and supportable forecasts of future economic conditions when estimating the ACL on loans. The model’s calculation also includes a 24-month forecasted PD based on a regression model that calculated a comparison of the Company’s historical loan data to various national economic metrics during the same periods. The results showed the Company’s past losses having a high rate of correlation to unemployment, both regionally and nationally. Using this information, along with the most recently published Wall Street Journal survey of sixty economists’ forecasts predicting unemployment rates out over the next eight quarters, a corresponding future PD can be calculated for the forward-looking 24-month period. This data can also be used to predict loan losses at different levels of stress, including a baseline, adverse and severely adverse economic condition. After the forecast period, PD rates revert to the historical mean of the entire data set.

The LGD calculation is based on actual losses (charge-offs, net recoveries) at a loan level experienced over the entire lookback period aggregated to get a total for each segment of loans. The aggregate loss amount is divided by the exposure at default to determine an LGD rate. Defaults occurring during the lookback period are included in the denominator, whether a loss occurred or not and exposure at default is determined by the loan balance immediately preceding the default event. If there is not a minimum of five past defaults in a loan segment, or less than 15.0% calculated LGD rate, or the total balance at default is less than 1.0% of the balance in the respective call code as of the model run date, a proxy index is used. This index is proprietary to the Company’s ACL modeling vendor derived from loss data of other client institutions similar in organization structure to the Company. The vendor also provides a “crisis” index derived from loss data between the post-recessionary years of 2008-2013 that the Company uses.

The model then uses these inputs in a non-discounted version of DCF methodology to calculate the quantitative portion of estimated losses. The model creates loan level amortization schedules that detail out the expected monthly payments for a loan including estimated prepayments and payoffs. These expected cash flows are discounted back to present value using the loan’s coupon rate instead of the effective interest rate. On a quarterly basis, the Company uses internal credit portfolio data, such as changes in portfolio volume and composition, underwriting practices, and levels of past due loans, nonaccruals and classified assets along with other external information not used in the quantitative calculation to determine if any subjective qualitative adjustments are required so that all significant risks are incorporated to form a sufficient basis to estimate credit losses.

The following table presents the activity in the allowance for credit losses by portfolio segment for the years ended December 31, 2023, 2022, and 2021.

	December 31, 2023

($ in thousands)	Commercial, Financial and Agriculture	Commercial Real Estate	Consumer Real Estate	Consumer Installment	Total
Allowance for credit losses:
Beginning balance	$6,349	$20,389	$11,599	$580	$38,917
Initial allowance on PCD loans	727	2,260	182	7	3,176
Provision for credit losses	2,164	6,610	3,279	1,697	13,750
Loans charged-off	(745)	(250)	(49)	(2,048)	(3,092)
Recoveries	349	116	249	567	1,281

Total ending allowance balance	$8,844	$29,125	$15,260	$803	$54,032

	December 31, 2022

($ in thousands)	Commercial, Financial and Agriculture	Commercial Real Estate	Consumer Real Estate	Consumer Installment	Total
Allowance for credit losses:
Beginning balance	$4,873	$17,552	$7,889	$428	$30,742
Initial allowance on PCD loans	614	576	113	—	1,303
Provision for credit losses	688	1,742	2,786	134	5,350
Loans charged-off	(259)	(72)	(204)	(683)	(1,218)
Recoveries	433	591	1,015	701	2,740

Total ending allowance balance	$6,349	$20,389	$11,599	$580	$38,917

	December 31, 2021

($ in thousands)	Commercial, Financial and Agriculture	Commercial Real Estate	Consumer Real Estate	Consumer Installment	Total
Allowance for credit losses:
Beginning balance	$6,214	$24,319	$4,736	$551	$35,820
Impact of ASC 326 adoption on
non-PCD loans	(1,319)	(4,607)	5,257	(49)	(718)
Impact of ASC 326 adoption on
PCD loans	166	575	372	2	1,115
Provision for credit losses (1)	1,041	(100)	(2,314)	(83)	(1,456)
Loans charged-off	(1,662)	(3,523)	(473)	(555)	(6,213)
Recoveries	433	888	311	562	2,194

Total ending allowance balance	$4,873	$17,552	$7,889	$428	$30,742

(1)

The negative provision of $1.5 million for credit losses on the consolidated statements of income is net of a $370 thousand provision for credit marks in the Cadence Bank Branches loans acquired for the year ended December 31, 2022.

The Company recorded a $13.8 million, provision for credit losses for the year ended December 31, 2023, compared to $5.4 million for the year ended December 31, 2022. The 2023 provision for credit losses increase is attributable to loan growth and the acquisition of HSBI in January 2023. Total loans were $5.116 billion at December 31, 2023, compared to $3.735 billion at December 31, 2022, representing an increase of $1.381 billion, or 37.0%. During January 2023, loans totaling $1.159 billion, net of purchase accounting adjustments, were acquired as part of the HSBI acquisition. The initial ACL on PCD loans recorded in March 2023, of $3.2 million was related to the HSBI acquisition. In addition, the 2023 provision for credit losses includes $10.7 million associated with day one post-merger accounting provision recorded for non-PCD loans and unfunded commitments acquired in the HSBI acquisition. The 2022 provision includes $3.9 million associated with day one post-merger accounting provision recorded for non-PCD loans and unfunded commitments and a $1.3 million initial allowance recorded on PCD loans acquired as part of the BBI merger.

The Company recorded a $5.4 million, provision for credit losses for the year ended December 31, 2022, compared to $1.5 million, negative provision for credit losses for the year ended December 31, 2021. The 2022 provision for credit losses includes $3.9 million associated with day one post-merger accounting provision recorded for non-PCD loans and unfunded commitments. A $1.3 million initial allowance was recorded on PCD loans acquired in the BBI merger. The negative provision for 2021 was composed of a $1.5 million decrease in the ACL for LHFI, net of $370 thousand provision for credit marks on the Cadence Bank Branches loans acquired. The negative provision for credit losses in 2021 was primarily due to the improved macroeconomic outlook for 2021.

The following table provides the ending balance in the Company’s LHFI and the ACL, broken down by portfolio segment as of December 31, 2023 and 2022. The table also provides additional detail as to the amount of our loans and allowance that correspond to individual versus collective impairment evaluation.

($ in thousands) December 31, 2023	Commercial, Financial and Agriculture	Commercial Real Estate	Consumer Real Estate	Consumer Installment	Total
LHFI
Individually evaluated	$1,414	$710	$778	$—	$2,902
Collectively evaluated	798,910	3,058,445	1,252,017	57,768	5,167,140

Total	$800,324	$3,059,155	$1,252,795	$57,768	$5,170,042

Allowance for Credit Losses
Individually evaluated	$408	$—	$—	$—	$408
Collectively evaluated	8,436	29,125	15,260	803	53,624

Total	$8,844	$29,125	$15,260	$803	$54,032

($ in thousands) December 31, 2022	Commercial, Financial and Agriculture	Commercial Real Estate	Consumer Real Estate	Consumer Installment	Total
LHFI
Individually evaluated	$—	$4,560	$998	$—	$5,558
Collectively evaluated	536,192	2,130,703	1,058,001	43,703	3,768,599

Total	$536,192	$2,135,263	$1,058,999	$43,703	$3,774,157

Allowance for Credit Losses
Individually evaluated	$—	$—	$5	$—	$5
Collectively evaluated	6,349	20,389	11,594	580	38,912

Total	$6,349	$20,389	$11,599	$580	$38,917

NOTE F - PREMISES AND EQUIPMENT

Premises and equipment owned and utilized in the operations of the Company are stated at cost, less accumulated depreciation and amortization as follows:

($ in thousands)	2023	2022
Premises:
Land	$48,460	$40,846
Buildings and improvements	126,013	100,830
Equipment	41,788	32,486
Construction in progress	1,808	6,447

	218,069	180,609
Less accumulated depreciation and amortization	43,760	37,091

Total	$174,309	$143,518

The amounts charged to operating expense for depreciation were $7.4 million, $5.7 million, and $5.4 million in 2023, 2022 and 2021, respectively.

NOTE G - DEPOSITS

Time deposits that meet or exceed the FDIC Insurance limit of $250,000 at December 31, 2023 and 2022, were $292.9 million and $146.6 million, respectively.

At December 31, 2023, the scheduled maturities of time deposits included in interest-bearing deposits were as follows:

($ in thousands)

Year	Amount
2024	$971,259
2025	59,867
2026	13,593
2027	7,575
2028	14,935
Thereafter	8,527

Total	$1,075,756

NOTE H - BORROWED FUNDS

At December 31, 2023 and 2022, borrowed funds consisted of the following:

($ in thousands)	2023	2022
Bank Term Funding Program	$390,000	$—
FHLB advances	—	130,100

Total	$390,000	$130,100

On March 12, 2023, the Federal Reserve Board announced the Bank Term Funding Program (“BTFP”), which offers loans to banks with a term up to one year. The loans are secured by pledging the banks’ U.S. treasuries, agency securities, agency securities, agency mortgage-backed securities, and any other qualifying asset. These pledged securities will be valued at par for collateral purposes. The BTFP offers up to one year fixed-rate term borrowings that are prepayable without penalty.

In 2023, the Bank participated in the BTFP and had outstanding debt of $390.0 million, pledged securities totaling a fair value for $362.4 million at December 31, 2023. The securities pledged have a par value of $398.1 million. The Bank’s BTFP borrowings, which were drawn between March 15, 2023 and December 28, 2023, bear interest rates ranging from 4.69% to 4.83% and are set to mature one year from their issuance date.

In 2022, each advance from the FHLB was payable at its maturity date, with a prepayment penalty for fixed rate advances. Interest was payable monthly at rates ranging from 4.55% to 4.58%. Advances due to the FHLB are collateralized by a blanket lien on first mortgage loans in the amount of the outstanding borrowings, FHLB capital stock, and amounts on deposit with the FHLB. In 2022, advances due to the FHLB were collateralized by $3.651 billion in loans. Based on this collateral and holdings of FHLB stock, the Company is eligible to borrow up to a total of $2.051 billion and $1.679 billion at December 31, 2023 and 2022, respectively.

Payments over the next five years are as follows:

($ in thousands)
2024	$390,000
2025	—
2026	—
2027	—
2028	—

NOTE I – LEASE OBLIGATIONS

The Company enters into leases in the normal course of business primarily for financial centers, back-office operations locations and business development offices. The Company’s leases have remaining terms ranging from 1 to 8 years.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company’s balance sheet.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term and is recorded in net occupancy and equipment expense in the consolidated statements of income and other comprehensive income. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date and based on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company’s incremental borrowing rate is based on the FHLB amortizing advance rate, adjusted for the lease term and other factors.

The following table details balance sheet information, as well as weighted-average lease terms and discount rates, related to leases at December 31, 2023 and 2022.

($ in thousands)	December 31, 2023	December 31, 2022
Right-of-use assets:
Operating leases	$6,387	$7,620
Finance leases, net of accumulated depreciation	1,466	1,930

Total right-of-use assets	$7,853	$9,550

Lease liabilities:
Operating lease	$6,550	$7,810
Finance lease	1,739	1,918

Total lease liabilities	$8,289	$9,728

Weighted average remaining lease term
Operating leases	7.2 years	7.5 years
Finance leases	7.9 years	8.9 years

Weighted average discount rate
Operating leases	2.0%	1.8%
Finance leases	2.2%	2.2%

The table below summarizes our net lease costs.

($ in thousands)	December 31,

	2023	2022	2021
Operating lease cost	$1,504	$1,464	$1,657
Finance lease cost:
Interest on lease liabilities	40	44	7
Amortization of right-of-use	464	464	263

Net lease cost	$2,008	$1,972	$1,927

The table below summarizes the maturity of remaining lease liabilities at December 31, 2023.

($ in thousands)	December 31, 2023

	Operating Leases	Finance Leases

2024	$1,144	$220
2025	1,043	220
2026	945	222
2027	777	252
2028	691	252
Thereafter	2,439	735

Total lease payments	7,039	1,901
Less: Interest	(489)	(162)

Present value of lease liabilities	$6,550	$1,739

NOTE J - REGULATORY MATTERS

On January 15, 2022, The First, A National Banking Association, a subsidiary of the Company, converted from a national banking association to a Mississippi state-chartered bank and changed its name to The First Bank. The First Bank is a member of the Federal Reserve System through the Federal Reserve Bank of Atlanta.

The Company and its subsidiary bank are subject to regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its subsidiary bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgment by regulators about components, risk weightings, and other related factors.

To ensure capital adequacy, quantitative measures have been established by regulators, and these require the Company and its subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined) to risk-weighted assets (as defined), Tier 1 capital to adjusted total assets (leverage) and common equity Tier 1.

Management believes, as of December 31, 2023, that the Company met all capital adequacy requirements to which they are subject. Under Basel III requirements, a financial institution is considered to be well-capitalized if it has a total risk-based capital ratio of 10% or more, has a Tier 1 risk-based capital ratio of 8% or more, has a common equity Tier 1 of 6.5%, and has a Tier 1 leverage capital ratio of 5% or more.

The actual capital amounts and ratios, excluding unrealized losses, at December 31, 2023 and 2022 are presented in the following table. No amount was deducted from capital for interest-rate risk exposure.

($ in thousands)
December 31, 2023	Company (Consolidated)		Subsidiary The First

	Amount	Ratio	Amount	Ratio

Total risk-based	$892,310	15.0%	$875,071	14.8%
Common equity Tier 1	715,858	12.1%	821,246	13.8%
Tier 1 risk-based	740,113	12.5%	821,246	13.8%
Tier 1 leverage	740,113	9.7%	821,246	10.7%

December 31, 2022	Amount	Ratio	Amount	Ratio
Total risk-based	$753,708	16.7%	$739,616	16.4%
Common equity Tier 1	570,660	12.7%	701,099	15.6%
Tier 1 risk-based	586,068	13.0%	701,099	15.6%
Tier 1 leverage	586,068	9.3%	701,099	11.1%

The minimum amounts of capital and ratios, not including Accumulated Other Comprehensive Income, as established by banking regulators at December 31, 2023, and 2022, were as follows:

($ in thousands)
December 31, 2023	Company (Consolidated)		Subsidiary The First

	Amount	Ratio	Amount	Ratio

Total risk-based	$475,183	8.0%	$474,679	8.0%
Common equity Tier 1	267,291	4.5%	267,007	4.5%
Tier 1 risk-based	356,387	6.0%	356,009	6.0%
Tier 1 leverage	237,592	4.0%	237,339	4.0%

December 31, 2022	Amount	Ratio	Amount	Ratio
Total risk-based	$360,597	8.0%	$360,071	8.0%
Common equity Tier 1	202,836	4.5%	202,540	4.5%
Tier 1 risk-based	270,447	6.0%	270,053	6.0%
Tier 1 leverage	180,298	4.0%	180,035	4.0%

The principal sources of funds to the Company to pay dividends are the dividends received from the Bank. Consequently, dividends are dependent upon The First’s earnings, capital needs, regulatory policies, as well as statutory and regulatory limitations. Federal Reserve regulations limit dividends, stock repurchases and discretionary bonuses to executive officers if the Company’s regulatory capital is below the level of regulatory minimums plus the applicable capital conservation buffer. Federal and state banking laws and regulations restrict the amount of dividends and loans a bank may make to its parent company. Approval by the Company’s regulators is required if the total of all dividends declared in any calendar year exceed the total of its net income for that year combined with its retained net income of the preceding two years. In 2023, the Bank had available $147.3 million to pay dividends.

NOTE K - INCOME TAXES

The components of income tax expense are as follows:

($ in thousands)	Years Ended December 31,

	2023	2022	2021
Current:
Federal	$11,754	$12,071	$12,546
State	2,587	2,759	2,630
Deferred	7,006	940	1,739

Total income tax expense	$21,347	$15,770	$16,915

The Company’s income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

($ in thousands)	Years Ended December 31,

	2023		2022		2021

	Amount	%	Amount	%	Amount	%
Income taxes at statutory rate	$20,289	21%	$16,525	21%	$17,027	21%
Tax-exempt income, net	(1,696)	(2)%	(2,369)	(3)%	(1,692)	(2)%
Nondeductible expenses	144	— %	391	— %	29	— %
State income tax, net of federal tax effect	3,064	4%	2,251	3%	2,299	3%
Federal tax credits, net	(715)	(1)%	(715)	(1)%	(715)	(1)%
Other, net	261	— %	(313)	— %	(33)	— %

	$21,347	22%	$15,770	20%	$16,915	21%

The components of deferred income taxes included in the consolidated financial statements were as follows:

($ in thousands)	December 31,

	2023	2022

Deferred tax assets:

Allowance for credit losses	$13,276	$9,581

Net operating loss carryover	27,256	24,531

Nonaccrual loan interest	826	600

Other real estate	1,092	894

Deferred compensation	1,161	1,205

Loan purchase accounting	6,438	2,554

Unrealized loss on available-for-sale securities	38,776	48,738

Lease liability	2,037	2,395

Other	5,014	3,299

	95,876	93,797

Deferred tax liabilities:

Securities	(560)	(627)

Premises and equipment	(9,017)	(6,588)

Core deposit intangible	(16,094)	(7,628)

Goodwill	(2,651)	(2,388)

Right-of-use asset	(1,929)	(2,517)

Other	(1,461)	(596)

	(31,712)	(20,344)

Net deferred tax asset/(liability), included in other assets/(liabilities)	$64,164	$73,453

With the acquisition of Baldwin Bancshares, Inc. in 2013, BCB Holding Company, Inc. in 2014, Gulf Coast Community Bank in 2017, Sunshine Financial, Inc. in 2018, and FPB Financial Corp. in 2019, SWG in 2020, BBI in 2022, and HSBI in 2023, the Company assumed federal tax net operating loss carryovers. $228.9 million of net operating losses remain available to the Company and begin to expire in 2026. The Company expects to fully utilize the net operating losses.

The Company follows the guidance of ASC Topic 740, Income Taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As of December 31, 2023, the Company had no uncertain tax positions that it believes should be recognized in the financial statements. The tax years still subject to examination by taxing authorities are years subsequent to 2019.

NOTE L - EMPLOYEE BENEFITS

The Company and the Bank provide a deferred compensation arrangement (401k plan) whereby employees contribute a percentage of their compensation. For employee contributions of six percent or less, the Company and its subsidiary bank provide a 50% matching contribution. Contributions totaled $1.5 million in 2023, $1.2 million in 2022, and $1.1 million in 2021.

The Company sponsors an Employee Stock Ownership Plan (ESOP) for employees who have completed one year of service for the Company and attained age 21. Employees become fully vested after five years of service. Contributions to the plan are at the discretion of the Board of Directors. At December 31, 2023, the ESOP held 5,728 shares valued at $168 thousand of Company common stock and had no debt obligation. All shares held by the plan were considered outstanding for net income per share purposes. Total ESOP expense was $24 thousand for 2023, $33 thousand for 2022, and $3 thousand for 2021.

In 2014, the Company established a Supplemental Executive Retirement Plan (“SERP”) for three active key executives. During 2016, the Company established a SERP for eight additional active key executives. Pursuant to the SERP, these officers are entitled to receive 180 equal monthly payments commencing at the later of obtaining age 65 or separation from service. The costs of such benefits, assuming a retirement date at age 65, are accrued by the Company and included in other liabilities in the Consolidated Balance Sheets. The SERP balance at December 31, 2023 and 2022 was $4.6 million and $3.7 million, respectively. The Company accrued to expense $951 thousand for 2023, $945 thousand for 2022, and $945 thousand for 2021 for future benefits payable under the SERP. The SERP is an unfunded plan and is considered a general contractual obligation of the Company.

Upon the acquisition of Iberville Bank, Southwest Banc Shares, Inc., FMB Banking Corporation, and SWG, the Bank assumed deferred compensation agreements with directors and employees. At December 31, 2023, the total liability of the deferred compensation agreements was $763 thousand, $1.1 million, $2.6 million, and $273 thousand, respectively. Deferred compensation expense totaled $24 thousand, $152 thousand, $112 thousand, and $19 thousand, respectively for 2023.

NOTE M - STOCK PLANS

In 2007, the Company adopted the 2007 Stock Incentive Plan. The 2007 Plan provided for the issuance of up to 315,000 shares of Company Common Stock, $1.00 par value per share. In 2015, the Company adopted an amendment to the 2007 Stock Incentive Plan which provided for the issuance of an additional 300,000 shares of Company Common Stock, $1.00 par value per share, for a total of 615,000 shares. In 2021, the Company adopted an amendment to the 2007 Stock Incentive Plan which provided for the issuance of an additional 500,000 shares of Company Common Stock, $1.00 par value per share, for a total of 1,115,000 shares. Shares issued under the 2007 Plan may consist in whole or in part of authorized but unissued shares or treasury shares. Total shares issuable under the plan are 239,964 at year-end 2023, and 167,173 and 129,950 shares were issued in 2023 and 2022, respectively.

A summary of changes in the Company’s nonvested shares for the year follows:

Nonvested shares	Shares	Weighted- Average Grant-Date Fair Value

Nonvested at January 1, 2023	364,056	$31.88

Granted	167,173

Vested	(54,094)

Forfeited	(12,194)

Nonvested at December 31, 2023	464,941	$31.08

As of December 31, 2023, there was $8.5 million of total unrecognized compensation cost related to nonvested shares granted under the Plan. The costs are expected to be recognized over the remaining term of the vesting period (approximately 5 years). The total fair value of shares vested during the years ended December 31, 2023, 2022 and 2021 was $1.7 million, $2.5 million, and $3.2 million.

Compensation cost in the amount of $2.3 million was recognized for the year ended December 31, 2023, $2.4 million was recognized for the year ended December 31, 2022 and $3.1 million for the year ended December 31, 2021.

Shares of restricted stock granted to employees under this stock plan are subject to restrictions as to the vesting period. The restricted stock award becomes 100% vested on the earliest of 1) the vesting period provided the Grantee has not incurred a termination of employment prior to that date, 2) the Grantee’s retirement, or 3) the Grantee’s death. During this period, the holder is entitled to full voting rights and dividends. The dividends are held by the Company and only paid if and when the grants are vested. The 2007 Plan also contains a double trigger change-in-control provision pursuant to which unvested shares of stock granted through the plan will be accelerated upon a change in control if the executive is terminated without cause as a result of the transaction (as long as the shares granted remain part of the Company or are transferred into the shares of the new company).

In 2022, as part of the BBI acquisition, the Company assumed outstanding options previously granted by BBI under the BBI 2018 Stock Option Plan (“legacy BBI options”). In connection with the assumption of the legacy BBI options, the Company reserved for issuance 310,427 shares of common stock to be issued upon exercise of such options. These options had a weighted average exercise price of $29.23 and were fully vested upon acquisition.

NOTE N - SUBORDINATED DEBT

Debentures

On June 30, 2006, the Company issued $4.1 million of floating rate junior subordinated deferrable interest debentures to The First Bancshares Statutory Trust 2 (“Trust 2”). The debentures are the sole asset of Trust 2, and the Company is the sole owner of the common equity of Trust 2. Trust 2 issued $4.0 million of Trust Preferred Securities to investors. The Company’s obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the Trust 2’s obligations under the preferred securities. The preferred securities are redeemable by the Company at its option. The preferred securities must be redeemed upon maturity of the debentures in 2036. Interest on the preferred securities is the three-month term Secured Overnight Financing Rate (“SOFR”) plus 1.65% plus a tenor spread adjustment of 0.026161% and is payable quarterly. The terms of the subordinated debentures are identical to those of the preferred securities.

On July 27, 2007, the Company issued $6.2 million of floating rate junior subordinated deferrable interest debentures to The First Bancshares Statutory Trust 3 (“Trust 3”). The Company owns all of the common equity of Trust 3, and the debentures are the sole asset of Trust 3. Trust 3 issued $6.0 million of Trust Preferred Securities to investors. The Company’s obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the Trust 3’s obligations under the preferred securities. The preferred securities are redeemable by the Company at its option. The preferred securities must be redeemed upon maturity of the debentures in 2037. Interest on the preferred securities is the three-month term SOFR plus 1.40% plus a tenor spread adjustment of 0.026161% and is payable quarterly. The terms of the subordinated debentures are identical to those of the preferred securities.

In 2018, as a result of the acquisition of FMB Banking Corporation (“FMB”), the Company became the successor to FMB’s obligations in respect of $6.2 million of floating rate junior subordinated debentures issued to FMB Capital Trust 1 (“FMB Trust”). The debentures are the sole asset of FMB Trust, and the Company is the sole owner of the common equity of FMB Trust. FMB Trust issued $6.0 million of Trust Preferred Securities to investors. The Company’s obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of FMB Trust’s obligations under the preferred securities. The preferred securities issued by the FMB Trust are redeemable by the Company at its option. The preferred securities must be redeemed upon maturity of the debentures in 2033. Interest on the preferred securities is the three-month term SOFR plus 2.85% plus a tenor spread adjustment of 0.026161% and is payable quarterly.

On January 1, 2023, as a result of the acquisition of HSBI, the Company became the successor to HSBI’s obligations in respect of $10.3 million of subordinated debentures issued to Liberty Shares Statutory Trust II (“Liberty Trust”). The debentures are the sole asset of Liberty Trust, and the Company is the sole owner of the common equity of Liberty Trust. Liberty Trust issued $10.0 million of preferred securities to an investor. The Company’s obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of

Liberty Trust’s obligations under the preferred securities. The preferred securities issued by the Liberty Trust are redeemable by the Company at its option. The preferred securities must be redeemed upon maturity of the debentures in 2036. Interest on the preferred securities is the three-month term SOFR plus 1.48% plus a tenor spread adjustment of 0.026161% and is payable quarterly.

In accordance with the provisions of ASC Topic 810, Consolidation, the Trust 2, Trust 3, FMB Trust, and Liberty Trust are not included in the consolidated financial statements.

Notes

On April 30, 2018, The Company entered into two Subordinated Note Purchase Agreements pursuant to which the Company sold and issued $24.0 million in aggregate principal amount of 5.875% fixed-to-floating rate subordinated notes due 2028 (the “Notes due 2028”) and $42.0 million in aggregate principal amount of 6.40% fixed-to-floating rate subordinated notes due 2033 (the “Notes due 2033”). In May of 2023, the Company redeemed all $24.0 million of the outstanding 5.875% fixed-to-floating rate subordinated notes due 2028.

The Notes due 2033 are not convertible into or exchangeable for any other securities or assets of the Company or any of its subsidiaries. The Notes due 2033 are not subject to redemption at the option of the holder. Principal and interest on the Notes due 2033 are subject to acceleration only in limited circumstances. The Notes due 2033 are unsecured, subordinated obligations of the Company and rank junior in right to payment to the Company’s current and future senior indebtedness, and each Note is pari passu in right to payment with respect to the other Notes. The Notes due 2033 have a fifteen year term, maturing May 1, 2033, and will bear interest at a fixed annual rate of 6.40%, payable quarterly in arrears, for the first ten years of the term. Thereafter, the interest rate will re-set quarterly to an interest rate per annum equal to a benchmark rate (which is expected to be three-month term SOFR plus 3.39% plus a tenor spread adjustment of 0.026161%), payable quarterly in arrears. As provided in the Notes due 2033, under specified conditions the interest rate on the Notes due 2033 during the applicable floating rate period may be determined based on a rate other than Three-Month Term SOFR. The Company is entitled to redeem the Notes due 2033, in whole or in part, on any interest payment date on or after May 1, 2028, and to redeem the Notes due 2033 at any time in whole upon certain other specified events.

On September 25, 2020, The Company entered into a Subordinated Note Purchase Agreement with certain qualified institutional buyers pursuant to which the Company sold and issued $65.0 million in aggregate principal amount of its 4.25% Fixed to Floating Rate Subordinated Notes due 2030 (the “Notes due 2030”). The Notes due 2030 are unsecured and have a ten-year term, maturing October 1, 2030, and will bear interest at a fixed annual rate of 4.25%, payable semi-annually in arrears, for the first five years of the term. Thereafter, the interest rate will reset quarterly to an interest rate per annum equal to a benchmark rate (which is expected to be the Three-Month Term SOFR plus 412.6 basis points), payable quarterly in arrears. As provided in the Notes due 2030, under specified conditions the interest rate on the Notes due 2030 during the applicable floating rate period may be determined based on a rate other than Three-Month Term SOFR. The Company is entitled to redeem the Notes due 2030, in whole or in part, on any interest payment date on or after October 1, 2025, and to redeem the Notes due 2030 at any time in whole upon certain other specified events.

The Company had $123.4 million of subordinated debt, net of deferred issuance costs $1.6 million and unamortized fair value mark $2.1 million, at December 31, 2023, compared to $145.0 million, net of deferred issuance costs $1.9 million and unamortized fair value mark $593 thousand, at December 31, 2022. The decrease in subordinated debt was attributable to the Company’s redemption of $24.0 million of its Notes due 2028 and the Company’s repayment of $2.0 million of its Notes due 2030 in May of 2023, which resulted in the Company recording a $217 thousand gain on the repurchased debt. The decrease in subordinated debt was partially offset by the addition of $9.0 million, net purchase accounting adjustments, of subordinated debt that the Company acquired as part of the HSBI acquisition.

NOTE O - TREASURY STOCK

Shares held in treasury totaled 1,249,607 at December 31, 2023, 1,249,607 at December 31, 2022 and 649,607 at December 31, 2021.

On February 8, 2022, the Company announced the renewal of the 2021 Repurchase Program that previously expired on December 31, 2021. Under the renewed 2021 Repurchase Program, the Company could repurchase up to an aggregate of $30.0 million of the Company’s issued and outstanding common stock in any manner determined appropriate by the Company’s management, less the amount of prior purchases under the program during the 2021 calendar year. The renewed 2021 Repurchase Program was completed in February 2022 when the Company’s repurchases under the program approached the maximum authorized amount. The Company repurchased 600,000 shares under the 2021 Repurchase Program in the first quarter of 2022.

On March 9, 2022, the Company announced that its Board of Directors authorized a new share repurchase program (the “2022 Repurchase Program”), pursuant to which the Company could purchase up to an aggregate of $30.0 million in shares of the Company’s issued and outstanding common stock during the 2022 calendar year. Under the program, the Company could, but was not required to, from time to time repurchase up $30.0 million of shares of its own common stock in any manner determined appropriate by the Company’s management. The actual timing and method of any purchases, the target number of shares and the maximum price (or range of prices) under the program, was determined by management at is discretion and will depend on a number of factors, including the market price of the Company’s common stock, general market and economic conditions, and applicable legal and regulatory requirements. The 2022 Repurchase Program expired on December 31, 2022.

The Inflation Reduction Act of 2022 signed into law in August 2022 includes a provision for an excise tax equal to 1% of the fair market value of any stock repurchased by covered corporations during a taxable year, subject to certain limits and provisions. The excise tax is effective beginning in fiscal year 2023. While we may complete transactions subject to the new excise tax, we do not expect a material impact to our statement of condition or result of operations.

On February 28, 2023, the Company announced that its Board of Directors has authorized a new share repurchase program (the “2023 Repurchase Program”), pursuant to which the Company may purchase up to an aggregate of $50.0 million in shares of the Company’s issued and outstanding common stock during the 2023 calendar year. Under the program, the Company may, but is not required to, from time to time repurchase up $50.0 million of shares of its own common stock in any manner determined appropriate by the Company’s management. The actual timing and method of any purchases, the target number of shares and the maximum price (or range of prices) under the program, will be determined by management at is discretion and will depend on a number of factors, including the market price of the Company’s common stock, general market and economic conditions, and applicable legal and regulatory requirements. The 2023 Repurchase Program expired on December 31, 2023.

On February 28, 2024, the Company announced that its Board of Directors has authorized a new share repurchase program (the “2024 Repurchase Program”), pursuant to which the Company may purchase up to an aggregate of $50.0 million in shares of the Company’s issued and outstanding common stock during the 2024 calendar year. Under the program, the Company may, but is not required to, from time to time repurchase up $50.0 million of shares of its own common stock in any manner determined appropriate by the Company’s management. The actual timing and method of any purchases, the target number of shares and the maximum price (or range of prices) under the program, will be determined by management at is discretion and will depend on a number of factors, including the market price of the Company’s common stock, general market and economic conditions, and applicable legal and regulatory requirements. The 2024 Repurchase Program will expire on December 31, 2024.

NOTE P - RELATED PARTY TRANSACTIONS

In the normal course of business, the Bank makes loans to its directors and executive officers and to companies in which they have a significant ownership interest. Such loans amounted to approximately $23.7 million and $28.3 million at December 31, 2023 and 2022, respectively. The activity in loans to current directors, executive officers, and their affiliates during the year ended December 31, 2023, is summarized as follows:

($ in thousands)

Loans outstanding at beginning of year	$28,338

Advances/new loans	725

Removed/payments	(5,383)

Loans outstanding at end of year	$23,680

Deposits from principal officers, directors, and their affiliates at year-end 2023 and 2022 were $15.6 million and $16.8 million.

NOTE Q - COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guaranties, commitments to extend credit, overdraft protection, etc., which are not reflected in the accompanying financial statements. Commitments to extend credit and letters of credit include some exposure to credit loss in the event of nonperformance of the customer. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit policies and procedures for such commitments are the same as those used for lending activities. Because these instruments have fixed maturity dates and because a number expire without being drawn upon, they generally do not present any significant liquidity risk. No significant losses on commitments were incurred during the years ended December 31, 2023 and 2022, nor are any significant losses as a result of these transactions anticipated.

The contractual amounts of financial instruments with off-balance-sheet risk at year-end were as follows:

	2023		2022

($ in thousands)	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate

Commitments to make loans	$34,380	$50,226	$43,227	$15,758

Unused lines of credit	231,335	605,646	243,043	404,025

Standby letters of credit	15,573	13,114	4,260	9,909

Commitments to make loans are generally made for periods of 90 days or less. The fixed rate loan commitments have interest rates ranging from 1.0% to 18.0% and maturities ranging from 1 year to 30 years.

ALLOWANCE FOR CREDIT LOSSES (“ACL”) ON OFF BALANCE SHEET CREDIT (“OBSC”) Exposures

The Company adopted ASC 326, effective January 1, 2021, which requires the Company to estimate expected credit losses for OBSC exposures which are not unconditionally cancellable. The Company maintains a separate ACL on OBSC exposures, including unfunded commitments and letters of credit, which is included on the accompanying consolidated balance sheet for the years ended December 31, 2023 and 2022. The ACL on OBSC exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Changes in the ACL on OBSC exposures were as follows for the presented periods:

($ in thousands)	2023	2022	2021

Balance at beginning of period	$1,325	$1,070	$—

Adoption of ASU 326	—	—	718

Credit loss expense related to OBSC exposures	750	255	352

Balance at end of period	$2,075	$1,325	$1,070

Adjustments to the ACL on OBSC exposures are recorded to provision for credit losses OBSC exposures. The Company recorded $750 thousand, $255 thousand, and $352 thousand to the provision for credit losses OBSC exposures for the years ended December 31, 2023, 2022, and 2021 respectively. The increase in the ACL on OBSC exposures for the year ended December 31, 2023 compared to the same period in 2022 was due to the day one provision for unfunded commitments related to the HSBI acquisition and an increase in unfunded commitments.

No credit loss estimate is reported for OBSC exposures that are unconditionally cancellable by the Company or for undrawn amounts under such arrangements that may be drawn prior to the cancellation on the arrangement.

The Company currently has 110 full-service banking and financial service offices, one motor bank facility and five loan production offices across Mississippi, Alabama, Florida, Georgia, and Louisiana. Management closely monitors its credit concentrations and attempts to diversify the portfolio within its primary market area. As of December 31, 2023, management does not consider there to be any significant credit concentrations within the loan portfolio. Although the Bank’s loan portfolio, as well as existing commitments, reflects the diversity of its primary market area, a substantial portion of a borrower’s ability to repay a loan is dependent upon the economic stability of the area.

In the normal course of business, the Company and its subsidiary are subject to pending and threatened legal actions. Although the Company is not able to predict the outcome of such actions, after reviewing pending and threatened actions with counsel, management believes that based on the information currently available the outcome of such actions, individually or in the aggregate, will not have a material adverse effect on the Company’s consolidated financial statements.

NOTE R - FAIR VALUES OF ASSETS AND LIABILITIES

The Company follows the guidance of ASC Topic 820, Fair Value Measurements and Disclosures, which establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The guidance defines the fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In accordance with the guidance, the Company groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

Level 1:

Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2:

Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities which use observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities.

Level 3:	Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and Cash Equivalents – For such short-term instruments, the carrying amount is a reasonable estimate of fair value.

Debt Securities - The fair value of available-for-sale securities is determined by various valuation methodologies. Where quoted market prices are available in an active market, securities are classified within Level 1. If quoted market prices are not available, then fair values are estimated by using pricing models or quoted prices of securities with similar characteristics. Level 2 securities include obligations of U.S. government corporations and agencies, obligations of states and political subdivisions, mortgage-backed securities, and collateralized mortgage obligations. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using the discounted cash flow or other market indicators (Level 3).

Loans – The fair value of loans was estimated by discounting the expected future cash flows using the current interest rates at which similar loans would be made for the same remaining maturities, in accordance with the exit price notion as defined by FASB ASC 820, Fair Value Measurement (“ASC 820”). Expected future cash flows were projected based on contractual cash flows, adjusted for estimated prepayments and as a result of the adoption of ASU 2016-01, which also included credit risk and other market factors to calculate the exit price fair value in accordance with ASC 820.

Loans Held for Sale - Loans held for sale are carried at fair value in the aggregate as determined by the outstanding commitments from investors. As, such we classify those loans subjected to nonrecurring fair value adjustments as Level 2 of the fair value hierarchy.

Interest Rate Swaps - The Company offers interest rate swaps to certain commercial loan customers to allow them to hedge the risk of rising interest rates on their variable rate loans. The Company originates a variable rate loan and enters into a variable to fixed interest rate swap with the customer. The Company also enters into an offsetting swap with a correspondent bank. These back-to-back agreements are intended to offset each other and allow the Company to originate a variable rate loan, while providing the contract or fixed interest payments for the customer. In addition, the Company will enter into risk participation agreements (“RPA”). Under an RPA-in agreement, a derivative liability, the Company assumes, or participates in, a portion of the credit risk associated with the interest rate swap position with the commercial borrower, for a fee received from the other bank. Under an RPA-out agreement, a derivative asset, the Company participates out a portion of the credit risk associated with the interest rate swap position executed with the commercial borrower, for a fee paid to the participating bank. RPAs are derivative financial instruments recorded at fair value. Although we have determined that a majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit assumptions associated with our risk participation agreements utilize Level 3 inputs.

Accrued Interest Receivable – The carrying amount of accrued interest receivable approximates fair value and is classified as level 2 for accrued interest receivable related to investments securities and Level 3 for accrued interest receivable related to loans.

Deposits – The fair values of demand deposits are, as required by ASC Topic 825, equal to the carrying value of such deposits. Demand deposits include non-interest-bearing demand deposits, savings accounts, NOW accounts, and money market demand accounts. The fair value of variable rate term deposits, those repricing within six months or less, approximates the carrying value of these deposits. Discounted cash flows have been used to value fixed rate term deposits and variable rate term deposits repricing after six months. The discount rate used is based on interest rates currently being offered on comparable deposits as to amount and term.

Short-Term Borrowings – The carrying value of any federal funds purchased and other short-term borrowings approximates their fair values.

FHLB and Other Borrowings – The fair value of the fixed rate borrowings is estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of any variable rate borrowing approximates its fair value.

Subordinated Debentures – Fair values are determined based on the current market value of like instruments of a similar maturity and structure.

Accrued Interest Payable – The carrying amount of accrued interest payable approximates fair value resulting in a Level 2 classification.

Off-Balance Sheet Instruments – Fair values of off-balance sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit do not represent a significant value until such commitments are funded or closed. Management has determined that these instruments do not have a distinguishable fair value and no fair value has been assigned.

The following table presents the Company’s securities that are measured at fair value on a recurring basis and the level within the hierarchy in which the fair value measurements fell as of December 31, 2023 and 2022:

December 31, 2023	Fair Value Measurements

($ in thousands)	Fair Value	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:

Available-for-sale

U.S. Treasury	$16,675	$16,675	$—	$—

Obligations of U.S. government agencies and sponsored entities	104,923	—	104,923	—

Municipal securities	438,466	—	420,283	18,183

Mortgage-backed Securities	441,661	—	441,661	—

Corporate obligations	37,597	—	37,567	30

Other	3,043	—	3,043	—

Total investment securities available-for-sale	$1,042,365	$16,675	$1,007,477	$18,213

Loans held for sale	2,914	—	2,914	—

Interest rate swaps	$12,170	$—	$12,129	$41

Liabilities:

Interest rate swaps	$12,175	$—	$12,129	$46

December 31, 2022	Fair Value Measurements

($ in thousands)	Fair Value	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:

Available-for-sale

U.S. Treasury	$123,854	$123,854	$—	$—

Obligations of U.S. government agencies and sponsored entities	144,369	—	144,369	—

Municipal securities	457,857	—	442,740	15,117

Mortgage-backed securities	490,139	—	490,139	—

Corporate obligations	40,882	—	40,851	31

Total investment securities available-for-sale	$1,257,101	$123,854	$1,118,099	$15,148

Loans held for sale	$4,443	$—	$4,443	$—

Interest rate swaps	$12,825	$—	$12,825	$—

Liabilities:

Interest rate swaps	$12,825	$—	$12,825	$—

The following is a reconciliation of activity for assets measured at fair value based on significant unobservable (Level 3) information:

	Bank-Issued Trust Preferred Securities

($ in thousands)	2023	2022

Balance, January 1	$31	$43

Paydowns	(1)	(12)

Balance, December 31	$30	$31

	Municipal Securities

($ in thousands)	2023	2022

Balance, January 1	$15,117	$20,123

Maturities, calls and paydowns	(2,639)	(2,328)

Transfer from level 2 to level 3	6,085	—

Unrealized (loss) gain included in comprehensive income	(380)	(2,678)

Balance, December 31	$18,183	$15,117

Interest Rate Swaps - Risk Participations

($ in thousands)	2023

Balance, January 1	$—

RPA-in	(46)

RPA-out	41

Balance at December 31	$(5)

The following methods and assumptions were used to estimate the fair values of the Company’s assets measured at fair value on a recurring basis at December 31, 2023 and 2022. The following tables present quantitative information about recurring Level 3 fair value measurements:

($ in thousands)

Bank-Issued Trust Preferred Securities	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Inputs

December 31, 2023	$30	Discounted cash flow	Discount rate	7.81% - 7.89%

December 31, 2022	$31	Discounted cash flow	Discount rate	6.98% - 7.19%

Municipal Securities	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Inputs

December 31, 2023	$18,183	Discounted cash flow	Discount rate	2.34% - 5.50%

December 31, 2022	$15,117	Discounted cash flow	Discount rate	3.00% - 4.00%

Interest Rate Swaps - Risk Participations	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Inputs

December 31, 2023	$(5)	Credit Value Adjustment	Credit Spread	225 bps - 300 bps

			Recovery Rate	70%

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value on a non-recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Collateral Dependent Loans

Loans for which it is probable that the Company will not collect all principal and interest due according to contractual terms are measured for impairment. If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income date available for similar loans and collateral underlying such loans. Such adjustments, if any, result in a Level 3 classification of the inputs for determining fair value. The Company adjusts the appraisal for cost associated with litigation and collections. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment.

Other Real Estate Owned

Other real estate owned consists of properties obtained through foreclosure. The adjustment at the time of foreclosure is recorded through the allowance for credit losses. Fair value of other real estate owned is based on current independent appraisals of the collateral less costs to sell when acquired, establishing a new costs basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals, which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach with data from comparable properties. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments, if any, result in a Level 3 classification of the inputs for determining fair value. In the determination of fair value subsequent to foreclosure, management also considers other factors or recent developments, such as changes in market conditions from the time of valuation and anticipated sales values considering plans for disposition, which could result in an adjustment to lower the collateral value estimates indicated in the appraisals. The Company adjust the appraisal 10 percent for carrying costs. Periodic revaluations are classified as Level 3 in the fair value hierarchy since assumptions are used that may not be observable in the market. Due to the subjective nature of establishing the fair value when the asset is acquired, the actual fair value of the other real estate owned or foreclosed asset could differ from the original estimate. If it is determined the fair value declines subsequent to foreclosure, a valuation allowance is recorded through other income. Operating costs associated with the assets after acquisition are also recorded as non-interest expense. Gains and losses on the disposition of other real estate owned and foreclosed assets are netted and recorded in other income. Other real estate measured at fair value on a non-recurring basis at December 31, 2023, amounted to $8.3 million. Other real estate owned is classified within Level 3 of the fair value hierarchy.

The following table presents the fair value measurement of assets and liabilities measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements were reported at December 31, 2023 and 2022:

	Fair Value Measurements Using

($ in thousands)	Fair Value	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

December 31, 2023

Collateral dependent loans	$2,494	$—	$—	$2,494

Other real estate owned	8,320	—	—	8,320

December 31, 2022

Collateral dependent loans	$5,552	$—	$—	$5,552

Other real estate owned	4,832	—	—	4,832

Estimated fair values for the Company’s financial instruments are as follows, as of the dated noted:

	Fair Value Measurements

December 31, 2023				Significant
($ in thousands)	Carrying Amount	Estimated Fair Value	Quoted Prices (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Financial Instruments:

Assets:

Cash and cash equivalents	$355,147	$355,147	$355,147	$—	$—

Securities available-for-sale	1,042,365	1,042,365	16,675	1,007,477	18,213

Securities held-to-maturity	654,539	615,944	—	615,944	—

Loans held for sale	2,914	2,914	—	2,914	—

Loans, net	5,116,010	4,877,935	—	—	4,877,935

Accrued interest receivable	33,300	33,300	—	8,632	24,668

Interest rate swaps	12,170	12,170	—	12,129	41

Liabilities:

Non-interest-bearing deposits	$1,849,013	$1,849,013	$—	$1,849,013	$—

Interest-bearing deposits	4,613,859	4,430,227	—	4,430,227	—

Subordinated debentures	123,386	109,426	—	—	109,426

FHLB and other borrowings	390,000	390,000	—	390,000	—

Accrued interest payable	22,702	22,702	—	22,702	—

Interest rate swaps	12,175	12,175	—	12,129	46

	Fair Value Measurements

December 31, 2022				Significant
	Carrying Amount	Estimated Fair Value	Quoted Prices (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
($ in thousands)

Financial Instruments:

Assets:

Cash and cash equivalents	$145,315	$145,315	$145,315	$—	$—

Securities available-for-sale	1,257,101	1,257,101	123,854	1,118,099	15,148

Securities held-to-maturity	691,484	642,097	—	642,097	—

Loans held for sale	4,443	4,443	—	4,443	—

Loans, net	3,735,240	3,681,313	—	—	3,681,313

Accrued interest receivable	27,723	27,723	—	9,757	17,966

Interest rate swaps	12,825	12,825	—	12,825	—

Liabilities:

Non-interest-bearing deposits	$1,630,203	$1,630,203	$—	$1,630,203	$—

Interest-bearing deposits	3,864,201	3,505,990	—	3,505,990	—

Subordinated debentures	145,027	133,816	—	—	133,816

FHLB and other borrowings	130,100	130,100	—	130,100	—

Accrued interest payable	3,324	3,324	—	3,324	—

Interest rate swaps	12,825	12,825	—	12,825	—

NOTE S - REVENUE FROM CONTRACTS WITH CUSTOMERS

All of the Company’s revenue from contracts with customers within the scope of ASC 606 is recognized within non-interest income. The guidance does not apply to revenue associated with financial instruments, including loans and investment securities that are accounted for under other GAAP, which comprise a significant portion of our revenue stream. A description of the Company’s revenue streams accounted for under ASC 606 is as follows:

Service Charges on Deposit Accounts: The Company earns fees from deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which include services such as ATM use fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed at the point in the time the Company fulfills the customer’s request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer’s account balance.

Interchange Income: The Company earns interchange fees from debit and credit card holder transaction conducted through various payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided by the cardholder.

Gains/Losses on Sales of OREO: The Company records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether the collectability of the transaction prices is probable. Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain (loss) on sale if a significant financing component is present.

All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income. The following table presents the Company’s sources of non-interest income for December 31, 2023, 2022, and 2021. Items outside the scope of ASC 606 are noted as such.

($ in thousands)	Year Ended December 31, 2023

	Commercial/ Retail Bank	Mortgage Banking Division	Holding Company	Total
Revenue by Operating Segments

Non-interest income

Service charges on deposits

Overdraft fees	$8,154	$—	$—	$8,154

Other	6,021	—	—	6,021

Interchange income	18,914	—	—	18,914

Investment brokerage fees	1,623	—	—	1,623

Net gains on OREO	6	—	—	6

Net losses on sales of securities (1)	(9,716)	—	—	(9,716)

Gain on premises and equipment	35	—	—	35

Gain on sale of loans	1,512	—	—	1,512

Other	10,307	2,866	6,983	20,156

Total non-interest income	$36,856	$2,866	$6,983	$46,705

($ in thousands)	Year Ended December 31, 2022

	Commercial/ Retail Bank	Mortgage Banking Division	Holding Company	Total
Revenue by Operating Segments

Non-interest income

Service charges on deposits

Overdraft fees	$4,023	$93	$—	$4,116

Other	8,679	—	—	8,679

Interchange income	12,702	—	—	12,702

Investment brokerage fees	1,566	—	—	1,566

Net gains on OREO	214	—	—	214

Net losses on sales of securities (1)	(82)	—	—	(82)

Gain on acquisition (1)	281	—	—	281

Loss on premises and equipment	(116)	—	—	(116)

Other	2,724	4,210	2,667	9,601

Total non-interest income	$29,991	$4,303	$2,667	$36,961

($ in thousands)	Year Ended December 31, 2021

	Commercial/ Retail Bank	Mortgage Banking Division	Holding Company	Total
Revenue by Operating Segments

Non-interest income

Service charges on deposits

Overdraft fees	$3,122	$—	$—	$3,122

Other	4,140	2	—	4,142

Interchange income	11,562	—	—	11,562

Investment brokerage fees	1,349	—	—	1,349

Net (losses) on OREO	(300)	—	—	(300)

Net gains on sales of securities (1)	143	—	—	143

Gain on acquisition (1)	1,300	—	—	1,300

Loss on premises and equipment	(264)	—	—	(264)

Other	7,487	8,821	111	16,419

Total non-interest income	$28,539	$8,823	$111	$37,473

(1)	Not within scope of ASC 606.

NOTE T - PARENT COMPANY FINANCIAL INFORMATION

The balance sheets, statements of income and cash flows for The First Bancshares, Inc. (parent company only) follows:

Condensed Balance Sheets

	December 31,

($ in thousands)	2023	2022

Assets:

Cash and cash equivalents	$13,485	$9,843

Investment in subsidiary bank	1,056,369	778,885

Investments in statutory trusts	806	496

Bank owned life insurance	348	333

Other	3,275	3,962

	$1,074,283	$793,519

Liabilities and Stockholders’ Equity:

Subordinated debentures	$123,386	$145,027

Other	1,863	1,830

Stockholders’ equity	949,034	646,663

	$1,074,283	$793,519

Condensed Statements of Income

	Years Ended December 31,

($ in thousands)	2023	2022	2021

Income:

Interest and dividends	$36	$17	$10

Dividend income	65,000	16,000	—

Other	6,983	2,667	111

	72,019	18,684	121

Expenses:

Interest on borrowed funds	7,970	7,492	7,375

Legal and professional	1,136	593	941

Other	6,266	7,498	4,828

	15,372	15,583	13,144

Income (loss) before income taxes and equity in undistributed income of subsidiary	56,647	3,101	(13,023)

Income tax benefit	2,005	3,263	3,295

Income (loss) before equity in undistributed income of subsidiary	58,652	6,364	(9,728)

Equity in undistributed income of subsidiary	16,805	56,555	73,895

Net income	$75,457	$62,919	$64,167

Condensed Statements of Cash Flows

	Years Ended December 31,

($ in thousands)	2023	2022	2021

Cash flows from operating activities:

Net income	$75,457	$62,919	$64,167

Adjustments to reconcile net income to net cash used in operating activities:

Equity in undistributed income of Subsidiary	(16,805)	(56,555)	(73,895)

Restricted stock expense	2,302	2,425	3,100

Other, net	9,263	6,255	(3,343)

Net cash provided by (used in) operating activities	70,217	15,044	(9,970)

Cash flows from investing activities:

Investment in bank	—	(1,300)	—

Other, net	—	290	—

Net cash (used in) investing activities	—	(1,010)	—

Cash flows from financing activities:

Dividends paid on common stock	(27,550)	(16,275)	(11,991)

Repurchase of restricted stock for payment of taxes	(361)	(683)	(721)

Common stock repurchased	—	(22,180)	(5,171)

Repayment of borrowed funds	—	—	(4,647)

Called/repayment of subordinated debt	(31,000)	—	—

Other, net	(7,664)	216	—

Net cash (used in) financing activities	(66,575)	(38,922)	(22,530)

Net increase (decrease) in cash and cash equivalents	3,642	(24,888)	(32,500)

Cash and cash equivalents at beginning of year	9,843	34,731	67,231

Cash and cash equivalents at end of year	$13,485	$9,843	$34,731

NOTE U - OPERATING SEGMENTS

The Company is considered to have three principal business segments in 2023, 2022, and 2021, the Commercial/Retail Bank, the Mortgage Banking Division, and the Holding Company.

($ in thousands)	Year Ended December 31, 2023

	Commercial/ Retail Bank	Mortgage Banking Division	Holding Company	Total

Interest income	$340,566	$331	$36	$340,933

Interest expense	83,497	141	7,970	91,608

Net interest income (loss)	257,069	190	(7,934)	249,325

Provision (credit) for credit losses	14,500	—	—	14,500

Net interest income (loss) after provision for loan losses	242,569	190	(7,934)	234,825

Non-interest income	36,856	2,866	6,983	46,705

Non-interest expense	172,133	5,191	7,402	184,726

Income (loss) before income taxes	107,292	(2,135)	(8,353)	96,804

Income tax (benefit) expense	23,892	(540)	(2,005)	21,347

Net income (loss)	$83,400	$(1,595)	$(6,348)	$75,457

Total Assets	$7,971,373	$10,058	$17,914	$7,999,345

Net Loans	5,114,434	4,490	—	5,118,924

($ in thousands)	Year Ended December 31, 2022

	Commercial/ Retail Bank	Mortgage Banking Division	Holding Company	Total

Interest income	$199,937	$439	$17	$200,393

Interest expense	14,979	106	7,492	22,577

Net interest income (loss)	184,958	333	(7,475)	177,816

Provision (credit) for loan losses	5,605	—	—	5,605

Net interest income (loss) after provision for loan losses	179,353	333	(7,475)	172,211

Non-interest income	29,991	4,303	2,667	36,961

Non-interest expense	116,899	5,493	8,091	130,483

Income (loss) before income taxes	92,445	(857)	(12,899)	78,689

Income tax (benefit) expense	19,250	(217)	(3,263)	15,770

Net income (loss)	$73,195	$(640)	$(9,636)	$62,919

Total Assets	$6,428,889	$18,194	$14,634	$6,461,717

Net Loans	3,734,659	5,024	—	3,739,683

($ in thousands)	Year Ended December 31, 2021

	Commercial/ Retail Bank	Mortgage Banking Division	Holding Company	Total

Interest income	$176,153	$582	$10	$176,745

Interest expense	12,166	140	7,375	19,681

Net interest income (loss)	163,987	442	(7,365)	157,064

Provision (credit) for loan losses	(1,104)	—	—	(1,104)

Net interest income (loss) after provision for loan losses	165,091	442	(7,365)	158,168

Non-interest income	28,539	8,823	111	37,473

Non-interest expense	103,430	5,361	5,768	114,559

Income (loss) before income taxes	90,200	3,904	(13,022)	81,082

Income tax (benefit) expense	19,222	988	(3,295)	16,915

Net income (loss)	$70,978	$2,916	$(9,727)	$64,167

Total Assets	$6,015,664	$16,519	$45,231	$6,077,414

Net Loans	2,929,995	6,494	—	2,936,489

NOTE V - SUMMARY OF QUARTERLY RESULTS OF OPERATIONS AND PER SHARE AMOUNTS (UNAUDITED)

($ in thousands, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31

2023

Total interest income	$80,338	$86,194	$85,681	$88,720

Total interest expense	15,412	20,164	24,977	31,055

Net interest income	$64,926	$66,030	$60,704	$57,665

Provision for credit losses	11,000	1,250	1,000	1,250

Net interest income after provision for credit losses	53,926	64,780	59,704	56,415

Total non-interest income	12,612	12,423	19,324	2,346

Total non-interest expense	45,670	46,899	47,724	44,433

Income tax expense	4,597	6,525	6,944	3,281

Net income available to common stockholders	$16,271	$23,779	$24,360	$11,047

Per common share:

Net income, basic	$0.52	$0.76	$0.78	$0.35

Net income, diluted	0.52	0.75	0.77	0.35

Cash dividends declared	0.21	0.22	0.23	0.24

2022

Total interest income	$42,741	$45,847	$53,874	$57,931

Total interest expense	4,102	3,746	4,726	10,003

Net interest income	$38,639	$42,101	$49,148	$47,928

Provision for credit losses	—	600	4,300	705

Net interest income after provision for credit losses	38,639	41,501	44,848	47,223

Total non-interest income	11,157	8,664	9,022	8,118

Total non-interest expense	28,590	30,955	35,903	35,035

Income tax expense	4,377	3,457	3,924	4,012

Net income available to common stockholders	$16,829	$15,753	$14,043	$16,294

Per common share:

Net income, basic	$0.81	$0.77	$0.61	$0.68

Net income, diluted	0.81	0.76	0.61	0.67

Cash dividends declared	0.17	0.18	0.19	0.20

2021

Total interest income	$45,187	$43,238	$44,435	$43,885

Total interest expense	5,958	5,188	4,407	4,128

Net interest income	$39,229	$38,050	$40,028	$39,757

Provision for loan losses	—	—	—	(1,104)

Net interest income after provision for loan losses	39,229	38,050	40,028	40,861

Total non-interest income	9,472	8,822	9,586	9,593

Total non-interest expense	27,264	27,452	29,053	30,790

Income tax expense	4,793	3,820	4,429	3,873

Net income available to common stockholders	$16,644	$15,600	$16,132	$15,791

Per common share:

Net income, basic	$0.79	$0.74	$0.77	$0.75

Net income, diluted	0.79	0.74	0.76	0.75

Cash dividends declared	0.13	0.14	0.15	0.16

NOTE W - DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into interest rate swap agreements primarily to facilitate the risk management strategies of certain commercial customers. The interest rate swap agreements entered into by the Company are all entered into under what is referred to as a back-to-back interest rate swap, as such, the net positions are offsetting assets and liabilities, as well as income and expenses and risk participation. All derivative instruments are recorded in the consolidated statement of financial condition at their respective fair values, as components of other assets and other liabilities.

Under a back-to-back interest rate swap program, the Company enters into an interest rate swap with the customer and another offsetting swap with a counterparty. The result is two mirrored interest rate swaps, absent a credit event, which will offset in the financial statements. These swaps are not designated as hedging instruments and are recorded at fair value in other assets and other liabilities. The change in fair value is recognized in the income statement as other income and fees.

Risk participation agreements are derivative financial instruments and are recorded at fair value. These derivatives are not designated as hedges and therefore, changes in fair value are recorded directly through earnings at each reporting period. Under a risk participation-out agreement, a derivative asset, the Company participates out a portion of the credit risk associated with the interest rate swap position executed with the commercial borrower, for a fee paid to the participating bank. Under a risk participation-in agreement, a derivative liability, the Company assumes, or participates in, a portion of the credit risk associated with the interest rate swap position with the commercial borrower, for a fee received from the other bank. The Company has two risk participation-in swaps and one risk participation-out swap at December 31, 2023.

The following table provides outstanding interest rate swaps at December 31, 2023 and December 31, 2022.

($ in thousands)	December 31, 2023	December 31, 2022

Notional amount	$493,290	$328,756

Weighted average pay rate	5.2%	4.6%

Weighted average receive rate	5.2%	4.3%

Weighted average maturity in years	5.39	6.11

The following table provides the fair value of interest rate swap contracts at December 31, 2023 and December 31, 2022 included in other assets and other liabilities.

($ in thousands)	December 31, 2023		December 31, 2022

	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities

Interest rate swap contracts	$12,170	12,175	12,825	12,825

The Company also enters into a collateral agreement with the counterparty requiring the Company to post cash or cash equivalent collateral to mitigate the credit risk in the transaction. At December 31, 2023 and December 31, 2022, the Company had $500 thousand of collateral posted with its counterparties, which is included in the consolidated statement of financial condition as cash and cash equivalents as “restricted cash”. The Company also receives a swap spread to compensate it for the credit exposure it takes on the customer-facing portion of the transaction and this upfront cash payment from the counterparty is recorded in other income, net of any transaction execution expenses, in the consolidated statement of operations. For the year ended December 31, 2023 and December 31, 2022, net swap spread income included in other income was $1.3 million and $193 thousand, respectively.

Entering into derivative contracts potentially exposes the Company to the risk of counterparties’ failure to fulfill their legal obligations, including, but not limited to, potential amounts due or payable under each derivative contract. Notional principal amounts are often used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. The Company assesses the credit risk of its dealer counterparties by regularly monitoring publicly available credit rating information, evaluating other market indicators, and periodically reviewing detailed financials.

The Company records the fair value of its interest rate swap contracts separately within other assets and other liabilities as current accounting rules do not permit the netting of customer and counterparty fair value amounts in the consolidated statement of financial condition.

Exhibit 99.4

THE FIRST BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

($ in thousands)

	(Unaudited)

	March 31, 2024	December 31, 2023

ASSETS

Cash and due from banks	$109,323	$224,199

Interest-bearing deposits with banks	230,641	130,948

Total cash and cash equivalents	339,964	355,147

Securities available-for-sale, at fair value (amortized cost: $1,216,163 - 2024; $1,164,227 - 2023; allowance for credit losses: $0)	1,088,568	1,042,365

Securities held to maturity, net of allowance for credit losses of $0 (fair value: $577,343 - 2024; $615,944 - 2023)	622,574	654,539

Other securities	34,094	37,754

Total securities	1,745,236	1,734,658

Loans held for sale	4,241	2,914

Loans held for investment	5,139,952	5,170,042

Allowance for credit losses	(53,959)	(54,032)

Net loans held for investment	5,085,993	5,116,010

Interest receivable	34,954	33,300

Premises and equipment	173,225	174,309

Operating lease right-of-use assets	6,619	6,387

Finance lease right-of-use assets	1,350	1,466

Cash surrender value of bank-owned life insurance	135,148	134,249

Goodwill	272,520	272,520

Other real estate owned	6,743	8,320

Other assets	157,766	160,065

Total assets	$7,963,759	$7,999,345

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:

Deposits:

Noninterest-bearing	$1,836,952	$1,849,013

Interest-bearing	4,873,403	4,613,859

Total deposits	6,710,355	6,462,872

Interest payable	13,705	22,702

Borrowed funds	110,000	390,000

Subordinated debentures	123,472	123,386

Operating lease liabilities	6,783	6,550

Finance lease liabilities	1,693	1,739

Allowance for credit losses on off-balance sheet credit exposures	2,075	2,075

Other liabilities	35,764	40,987

Total liabilities	7,003,847	7,050,311

Shareholders’ equity:

Common stock, par value $1 per share, 80,000,000 shares authorized; 32,467,928 shares issued at March 31, 2024, and par value $1 per share, 80,000,000 shares authorized; 32,338,983 shares issued at December 31, 2023	32,468	32,339

Additional paid-in capital	775,442	775,232

Retained earnings	313,001	300,150

Accumulated other comprehensive (loss)	(119,888)	(117,576)

Treasury stock, at cost, 1,249,607 shares at March 31, 2024 and at December 31, 2023	(41,111)	(41,111)

Total shareholders’ equity	959,912	949,034

Total liabilities and shareholders’ equity	$7,963,759	$7,999,345

See Notes to Consolidated Financial Statements

THE FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

($ in thousands, except earnings and dividends per share)

	(Unaudited)

	Three Months Ended March 31,

	2024	2023

Interest and dividend income:

Interest and fees on loans	$78,799	$67,733

Interest and dividends on securities:

Taxable interest and dividends	8,302	8,759

Tax exempt interest	2,946	2,948

Interest on federal funds sold and interest-bearing deposits in other banks	1,616	898

Total interest income	91,663	80,338

Interest expense:

Interest on deposits	29,413	12,277

Interest on borrowed funds	4,909	3,135

Total interest expense	34,322	15,412

Net interest income	57,341	64,926

Provision for credit losses, LHFI	—	10,500

Provision for credit losses, OBSC exposures	—	500

Net interest income after provision for credit losses	57,341	53,926

Non-interest income:

Service charges on deposit accounts	3,367	3,657

Loss on securities	(48)	—

Gain on sale of premises and equipment	—	662

Other	9,360	8,293

Total non-interest income	12,679	12,612

Non-interest expense:

Salaries and employee benefits	24,508	23,572

Occupancy and equipment	5,714	5,296

Acquisition expense/charter conversion	8	3,793

Other	13,195	13,009

Total non-interest expense	43,425	45,670

Income before income taxes	26,595	20,868

Income tax expense	5,967	4,597

Net income	$20,628	$16,271

Basic earnings per share	$0.66	$0.52

Diluted earnings per share	0.65	0.52

See Notes to Consolidated Financial Statements

THE FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

($ in thousands)

	(Unaudited) Three Months Ended March 31,

	2024	2023
Net income	$20,628	$16,271

Other comprehensive (loss) income:

Unrealized holding (losses) gains arising during the period on available-for-sale securities	(3,237)	24,249

Reclassification adjustment for (accretion) amortization of unrealized holdings gain/(loss) included in accumulated other comprehensive income from the transfer of securities available-for-sale to held-to-maturity	94	92

Reclassification adjustment for losses (gains) included in net income	48	—

Unrealized holding (losses) gains arising during the period on available-for-sale securities	(3,095)	24,341

Income tax (expense) benefit	783	(6,158)

Other comprehensive (loss) income	(2,312)	18,183

Comprehensive income	$18,316	$34,454

See Notes to Consolidated Financial Statements

THE FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

($ in thousands except per share data, unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total
	Shares	Amount				Shares	Amount

Balance, January 1, 2023	25,275,369	$25,275	$558,833	$252,623	$(148,957)	(1,249,607)	$(41,111)	$646,663

Net income	—	—	—	16,271	—	—	—	16,271

Other comprehensive income	—	—	—	—	18,183	—	—	18,183

Dividends on common stock, $0.21 per share	—	—	—	(6,498)	—	—	—	(6,498)

Issuance of common shares for HSBI acquisition	6,920,422	6,920	214,602	—	—	—	—	221,522

Issuance of restricted stock grants	118,689	119	(119)	—	—	—	—	—

Restricted stock grants forfeited	(500)	(1)	1	—	—	—	—	—

Repurchase of restricted stock for payment of taxes	(9,827)	(9)	(298)	—	—	—	—	(307)

Compensation expense	—	—	593	—	—	—	—	593

Balance, March 31, 2023	32,304,153	$32,304	$773,612	$262,396	$(130,774)	(1,249,607)	$(41,111)	$896,427

Balance, January 1, 2024	32,338,983	$32,339	$775,232	$300,150	$(117,576)	(1,249,607)	$(41,111)	$949,034

Net income	—	—	—	20,628	—	—	—	20,628

Other comprehensive loss	—	—	—	—	(2,312)	—	—	(2,312)

Dividends on common stock, $0.25 per share	—	—	—	(7,777)	—	—	—	(7,777)

Issuance of restricted stock grants	141,457	141	(141)	—	—	—	—	—

Repurchase of restricted stock for payment of taxes	(12,512)	(12)	(302)	—	—	—	—	(314)

Compensation expense	—	—	653	—	—	—	—	653

Balance, March 31, 2024	32,467,928	$32,468	$775,442	$313,001	$(119,888)	(1,249,607)	$(41,111)	$959,912

See Notes to Consolidated Financial Statements

5

THE FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	(Unaudited)

	Three Months Ended March 31,

	2024	2023

Cash flows from operating activities:

Net income	$20,628	$16,271

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation, amortization, and accretion	3,700	3,336

Provision for credit loss	—	11,000

(Gain) loss on sale or write-down of ORE	(33)	66

Securities loss	48	—

(Gain) loss on disposal of premises and equipment	—	(662)

Restricted stock expense	653	593

Increase in cash value of life insurance	(899)	(795)

Federal Home Loan Bank stock dividends	(109)	—

Residential loans originated and held for sale	(19,923)	(21,900)

Proceeds from sale of residential loans held for sale	18,596	22,270

Changes in:

Interest receivable	(1,654)	2,089

Interest payable	(8,997)	763

Operating lease liability	233	(1,186)

Other, net	(2,009)	(27,191)

Net cash provided by operating activities	10,234	4,654

Cash flows from investing activities:

Available-for-sale securities:

Sales	—	170,625

Maturities, prepayments, and calls	75,302	31,173

Purchases	(128,487)	—

Held-to-maturity securities:

Maturities, prepayments, and calls	32,658	14,044

Purchases of other securities	—	(7,631)

Proceeds from other securities	3,769	7,979

Net decrease (increase) in loans	33,486	(33,405)

Net changes in premises and equipment	(717)	(1,066)

Proceeds from sale of other real estate owned	768	456

Proceeds from the sale of premises and equipment	—	731

Cash received in excess of cash paid for acquisitions	—	106,973

Net cash provided by investing activities	16,779	289,879

Cash flows from financing activities:

Increase (decrease) in deposits	245,821	(219,484)

Proceeds from borrowed funds	100,000	1,533,086

6

THE FIRST BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS CONTINUED

($ in thousands)

Repayments of borrowed funds	(380,000)	(1,413,186)

Principal payments on finance lease liabilities	(46)	(44)

Dividends paid on common stock	(7,657)	(6,422)

Repurchase of restricted stock for payment of taxes	(314)	(307)

Net cash used in financing activities	(42,196)	(106,357)

Net change in cash and cash equivalents	(15,183)	188,176

Beginning cash and cash equivalents	355,147	145,315

Ending cash and cash equivalents	$339,964	$333,491

	(Unaudited)

	Three Months Ended March 31,

	2024	2023

Supplemental disclosures:

Cash paid during the year for:

Interest	$39,006	$10,551

Income taxes, (net of refunds)	(162)	(940)

Non-cash activities:

Loans transferred to other real estate	842	—

Issuance of restricted stock grants	141	119

Dividends on restricted stock grants	120	76

Stock issued in connection with HSBI acquisition	—	221,522

Lease liabilities arising from obtaining right-of-use assets	482	—

Lease liabilities arising from HSBI acquisition	—	184

See Notes to Consolidated Financial Statements

THE FIRST BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2024

NOTE 1 – BASIS OF PRESENTATION

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and the instructions to Form 10-Q of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. However, in the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2024, are not necessarily indicative of the results that may be expected for the year ending December 31, 2024. For further information, please refer to the consolidated financial statements and footnotes thereto included in the Company’s Form 10-K for the fiscal year ended December 31, 2023.

NOTE 2 – SUMMARY OF ORGANIZATION

The First Bancshares, Inc., Hattiesburg, Mississippi (the “Company”), was incorporated June 23, 1995, under the laws of the State of Mississippi for the purpose of operating as a bank holding company. The Company’s primary asset is its interest in its wholly-owned subsidiary, The First Bank (the “Bank” or “The First”).

At March 31, 2024, the Company had approximately $7.964 billion in assets, $5.086 billion in net loans held for investment (“LHFI”), $6.710 billion in deposits, and $959.9 million in shareholders’ equity. For the three months ended March 31, 2024, the Company reported net income of $20.6 million.

On February 23, 2024, the Company paid a cash dividend in the amount of $0.25 per share to shareholders of record as of the close of business on February 7, 2024. On April 24, 2024, the Company announced that its Board of Directors declared a cash dividend of $0.25 per share to be paid on its common stock on May 23, 2024 to shareholders of record as of the close of business on May 7, 2024.

NOTE 3 – ACCOUNTING STANDARDS

Effect of Recently Adopted Accounting Standards

In March 2023, FASB issued ASU No. 2023-01, Leases (Topic 842) - “Common Control Arrangements.” This ASU requires entities to determine whether a related party arrangement between entities under common control is a lease. If the arrangement is determined to be a lease, an entity must classify and account for the lease on the same basis as an arrangement with a related party. The ASU requires all entities to amortize leasehold improvements associated with common control leases over the useful life to the common control group. This guidance is effective for the Company January 1, 2024, and did not have a material impact on the Company’s consolidated financial statements.

In March 2023, FASB issued ASU No. 2023-02, Investments - Equity Method and Joint Venture (Topic 323): “Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method.” These amendments allow reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. This guidance is effective for the Company January 1, 2024, and did not have a material impact on the Company’s consolidated financial statements.

8

New Accounting Standards That Have Not Yet Been Adopted

In October 2023, FASB issued ASU No. 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU amends the ASC to incorporate certain disclosure requirements from SEC Release No. 33-10532 - Disclosure Update and Simplification that was issued in 2018. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-K becomes effective, with early adoption prohibited. This guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2023, FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” This ASU amends the ASC to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The key amendments: 1. Require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss. 2. Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the significant expenses disclosed and each reported measure of segment profit or loss. 3. Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by FASB ASU Topic 280, Segment Reporting, in interim periods. 4. Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. 5. Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. 6. Require that a public entity has a single reportable segment provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. This guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2023, FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This ASU amendments require that a public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). The amendments require that all entities disclose on an annual basis the following information about income taxes paid: 1. The amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes. 2. The amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amendments also require that all entities disclose the following information: 1. Income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign. 2. Income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024. This guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2024, FASB issued ASU No. 2024-02, Codification Improvements - Amendments to Remove References to the Concepts Statements: This ASU amends the Codification to remove references to various concepts statements and impacts a variety of topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance, but in most instances the references removed are extraneous and not required to understand or apply the guidance. Generally, the amendments in ASU 2024-02 are not intended to result in significant accounting changes for most entities. This ASU is effective for annual periods beginning after December 15, 2024. This guidance is not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 4 – BUSINESS COMBINATIONS

Acquisitions

Heritage Southeast Bank

On January 1, 2023, the Company completed its acquisition of Heritage Southeast Bancorporation, Inc. (“HSBI”), pursuant to an Agreement and Plan of Merger dated July 27, 2022, by and between the Company and HSBI (the “HSBI Merger Agreement”). Upon the completion of the merger of HSBI with and into the Company, Heritage Southeast Bank (“Heritage Bank”), HSBI’s wholly-owned subsidiary, was merged with and into The First Bank. Under the terms of the HSBI Merger Agreement, each share of HSBI common stock was converted into the right to receive 0.965 of a share of Company common stock. The Company paid a total consideration of $221.5 million to the former HSBI shareholders as consideration in the acquisition, which included 6,920,422 shares of the Company’s common stock, and $16 thousand in cash in lieu of fractional shares. The HSBI acquisition provided the opportunity for the Company to expand its operations in Georgia and the Florida panhandle.

In connection with the acquisition of HSBI, the Company recorded $91.9 million of goodwill, of which $3.2 million funded the ACL for estimated losses on the acquired PCD loans, and $43.7 million core deposit intangible. Goodwill is not deductible for income taxes. The core deposit intangible will be amortized to expense over 10 years.

The following table summarizes the finalized fair values of the assets acquired and liabilities assumed including the goodwill generated from the transaction on January 1, 2023, along with valuation adjustments that have been made since initially reported.

($ in thousands)	As Initially Reported	Measurement Period Adjustments	As Adjusted
Identifiable assets:

Cash and due from banks	$106,973	$(180)	$106,793

Investments	172,775	—	172,775

Loans	1,155,712	—	1,155,712

Core deposit intangible	43,739	—	43,739

Personal and real property	35,963	—	35,963

Other real estate owned	857	332	1,189

Bank owned life insurance	35,579	—	35,579

Deferred taxes	6,761	(632)	6,129

Interest receivable	4,349	—	4,349

Other assets	3,103	—	3,103

Total assets	1,565,811	(480)	1,565,331

Liabilities and equity:

Deposits	1,392,432	—	1,392,432

Trust Preferred	9,015	—	9,015

Other liabilities	34,271	—	34,271

Total liabilities	1,435,718	—	1,435,718

Net assets acquired	130,093	(480)	129,613

Consideration paid	221,538	—	221,538

Goodwill	$91,445	$480	$91,925

During the fourth quarter of 2023, the Company finalized its analysis and valuation adjustments have been made to cash and due from banks, other real estate owned, and deferred taxes since initially reported.

Beach Bancorp, Inc.

On August 1, 2022, the Company completed its acquisition of Beach Bancorp, Inc. (“BBI”), pursuant to an Agreement and Plan of Merger dated April 26, 2022, by and between the Company and BBI (the “BBI Merger Agreement”). Upon the completion of the merger of BBI with and into the Company, Beach Bank, BBI’s wholly-owned subsidiary, was merged with and into The First Bank. Under the terms of the BBI Merger Agreement, each share of BBI common stock and each share of BBI preferred stock was converted into the right to receive 0.1711 of a share of Company common stock (the “BBI Exchange Ratio”), and all stock options awarded under the BBI equity plans were converted automatically into an option to purchase shares of Company common stock on the same terms and conditions as applicable to each such BBI option as in effect immediately prior to the effective time, with the number of shares underlying each such option and the applicable exercise price adjusted based on the BBI Exchange Ratio. The BBI merger provides the opportunity for the Company to expand its operations in the Florida panhandle and enter the Tampa market. The Company paid consideration of $101.5 million to the former BBI shareholders including 3,498,936 shares of the Company’s common stock and $1 thousand in cash in lieu of fractional shares, and also assumed options entitling the owners thereof to purchase an additional 310,427 shares of the Company’s common stock.

In connection with the acquisition of BBI, the Company recorded $23.7 million of goodwill, of which $1.3 million funded the ACL for estimated losses on the acquired PCD loans, and $9.8 million core deposit intangible. Goodwill is not deductible for income taxes. The core deposit intangible will be amortized to expense over 10 years.

The following table summarizes the finalized fair values of the assets acquired and liabilities assumed including the goodwill generated from the transaction on August 1, 2022, along with valuation adjustments that have been made since initially reported.

($ in thousands)	As Initially Reported	Measurement Period Adjustments	As Adjusted
Purchase price:

Cash and stock	$101,470	$—	$101,470

Total purchase price	101,470	—	101,470

Identifiable assets:

Cash	$23,939	$—	$23,939

Investments	22,907	(264)	22,643

Loans	482,903	2,268	485,171

Other real estate	8,797	(580)	8,217

Bank owned life insurance	10,092	—	10,092

Core deposit intangible	9,791	—	9,791

Personal and real property	13,825	(1,868)	11,957

Deferred tax asset	28,105	(970)	27,135

Other assets	9,649	(414)	9,235

Total assets	610,008	(1,828)	608,180

Liabilities and equity:

Deposits	490,588	3	490,591

Borrowings	25,000	—	25,000

Other liabilities	14,772	—	14,772

Total liabilities	530,360	3	530,363

Net assets acquired	79,648	(1,831)	77,817

Goodwill	$21,822	$1,831	$23,653

During the third quarter of 2023, the Company finalized its analysis and valuation adjustments that have been made to investments, loans, other real estate, personal and real property, deferred tax asset, other assets, and deposits.

NOTE 5 – EARNINGS APPLICABLE TO COMMON SHAREHOLDERS

Basic per share data is calculated based on the weighted-average number of common shares outstanding during the reporting period. Diluted per share data includes any dilution from potential common stock outstanding, such as restricted stock grants. There were no anti-dilutive common stock equivalents excluded in the calculations.

The following tables disclose the reconciliation of the numerators and denominators of the basic and diluted computations applicable to common shareholders.

($ in thousands, except per share amount)	Three Months Ended March 31, 2024			Three Months Ended March 31, 2023

	Net Income (Numerator)	Shares (Denominator)	Per Share Data	Net Income (Numerator)	Shares (Denominator)	Per Share Data

Basic earnings per share	$20,628	31,475,254	$0.66	$16,271	31,309,458	$0.52

Effect of dilutive shares:
Restricted stock grants		155,491			231,755

Diluted earnings per share	$20,628	31,630,745	$0.65	$16,271	31,541,213	$0.52

The Company granted 141,457 shares and 118,689 shares of restricted stock in the first quarter of 2024 and 2023, respectively.

NOTE 6 – COMPREHENSIVE INCOME

As presented in the Consolidated Statements of Comprehensive Income (Loss), comprehensive income includes net income and other comprehensive income. The Company’s sources of other comprehensive income are unrealized gains and losses on available-for-sale securities, which are also recognized as separate components of equity.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. At March 31, 2024, and December 31, 2023, these financial instruments consisted of the following:

($ in thousands)	March 31, 2024		December 31, 2023

	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate

Commitments to make loans	$35,854	$116,668	$34,380	$50,226

Unused lines of credit	208,878	606,400	231,335	605,646

Standby letters of credit	14,845	14,621	15,573	13,114

Commitments to make loans are generally made for periods of 90 days or less. The fixed rate loan commitments have interest rates ranging from 0.0% to 18.0% and maturities ranging from approximately 1 year to 30 years.

ALLOWANCE FOR CREDIT LOSSES (“ACL”) ON OFF BALANCE SHEET CREDIT (“OBSC”) EXPOSURES

The Company maintains a separate ACL on OBSC exposures, including unfunded commitments and letters of credit, which is included on the accompanying consolidated balance sheet as of March 31, 2024 and December 31, 2023. The ACL on OBSC exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Changes in the ACL on OBSC exposures were as follows for the presented periods:

($ in thousands)	Three Months Ended March 31,

	2024	2023

Balance at beginning of period	$2,075	$1,325

Credit loss expense related to OBSC exposures	—	500

Balance at end of period	$2,075	$1,825

Adjustments to the ACL on OBSC exposures are recorded to provision for credit losses related to OBSC exposures. The Company recorded no ACL provision for the three months period ended March 31, 2024 and a $500 thousand ACL provision for the three months period ended March 31, 2023. The ACL on OBSC exposures for the three months ended March 31, 2023 includes the day one provision for unfunded commitments related to the HSBI acquisition and an increase in unfunded commitments.

No credit loss estimate is reported for OBSC exposures that are unconditionally cancellable by the Company or for undrawn amounts under such arrangements that may be drawn prior to the cancellation on the arrangement.

NOTE 8 – FAIR VALUE DISCLOSURES AND REPORTING, THE FAIR VALUE OPTION AND FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the assets or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the factors that market participants would likely consider in pricing an asset or liability.

The following methods and assumptions were used by the Company to estimate its financial instrument fair values disclosed at March 31, 2024 and December 31, 2023:

•

Investment Securities: The fair value for investment securities is determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing. Matrix pricing is a mathematical technique commonly used to price debt securities that are not actively traded, valuing debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

•

Loans Held for Sale - Loans held for sale are carried at fair value in the aggregate as determined by the outstanding commitments from investors. As such, we classify those loans subjected to recurring fair value adjustments as Level 2 of the fair value hierarchy.

•

Collateral Dependent Loans: Loans for which it is probable that the Company will not collect all principal and interest due according to contractual terms are measured for impairment. If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by independent appraisers to adjust for differences between the comparable sales and income data available for similar loans and collateral underlying such loans. Such adjustments, if any, result in a Level 3 classification of the inputs for determining fair value. The Company generally adjusts the appraisal down by approximately 10 percent to account for cost associated with litigation and collection. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment.

•

Other Real Estate Owned: Other real estate owned consists of properties obtained through foreclosure. The adjustment at the time of foreclosure is recorded through the allowance for credit losses. Fair value of other real estate owned is based on current independent appraisals of the collateral less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals, which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach with data from comparable properties. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments, if any, result in a Level 3 classification of the inputs for determining fair value. In the determination of fair value subsequent to foreclosure, management also considers other factors or recent developments, such as changes in market conditions from the time of valuation and anticipated sales values considering plans for disposition, which could result in an adjustment to lower the collateral value estimates indicated in the appraisals. The Company generally adjusts the appraisal down by approximately 10 percent to account for carrying costs. Periodic revaluations are classified as Level 3 in the fair value hierarchy since assumptions are used that may not be observable in the market. Due to the subjective nature of establishing the fair value when the asset is acquired, the actual fair value of the other real estate owned or foreclosed asset could differ from the original estimate. If it is determined the fair value declines subsequent to foreclosure, a valuation allowance is recorded through other non-interest income. Operating costs associated with the assets after acquisition are also recorded as non-interest expense. Gains and losses on the disposition of other real estate owned and foreclosed assets are netted and recorded in other non-interest income. Other real estate owned is classified within Level 3 of the fair value hierarchy.

•

Interest Rate Swaps: The Company offers interest rate swaps to certain commercial loan customers to allow them to hedge the risk of rising interest rates on their variable rate loans. The Company originates a variable rate loan and enters into a variable to fixed interest rate swap with the customer. The Company also enters into an offsetting swap with a correspondent bank. These back-to-back agreements are intended to offset each other and allow the Company to originate a variable rate loan, while providing the contract or fixed interest payments for the customer. In addition, the Company will enter into risk participation agreements (“RPA”). Under an RPA-in agreement, a derivative liability, the Company assumes, or participates in, a portion of the credit risk associated with the interest rate swap position with the commercial borrower, for a fee received from the other bank. Under an RPA-out agreement, a derivative asset, the Company participates out a portion of the credit risk associated with the interest rate swap position executed with the commercial borrower, for a fee paid to the participating bank. RPAs are derivative financial instruments recorded at fair value. Although we have determined that a majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit assumptions associated with our risk participation agreements utilize Level 3 inputs.

Estimated fair values for the Company’s financial instruments are as follows, as of the dates noted:

March 31, 2024			Fair Value Measurements
($ in thousands)
	Carrying Amount	Estimated Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Financial Instruments:

Assets:

Cash and cash equivalents	$339,964	$339,964	$339,964	$—	$—

Securities available-for-sale	1,088,568	1,088,568	6,742	1,056,214	25,612

Securities held-to-maturity	622,574	577,343	—	577,343	—

Loans held for sale	4,241	4,241	—	4,241	—

Loans, net	5,085,993	4,841,681	—	—	4,841,681

Accrued interest receivable	34,954	34,954	—	7,604	27,350

Interest rate swaps	11,987	11,987	—	11,957	30

Liabilities:

Noninterest-bearing deposits	$1,836,952	$1,836,952	$—	$1,836,952	$—

Interest-bearing deposits	4,873,403	4,690,163	—	4,690,163	—

Subordinated debentures	123,472	106,946	—	—	106,946

FHLB and other borrowings	110,000	110,000	—	110,000	—

Accrued interest payable	13,705	13,705	—	13,705	—

Interest rate swaps	11,988	11,988	—	11,957	31

December 31, 2023			Fair Value Measurements
($ in thousands)
	Carrying Amount	Estimated Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Financial Instruments:

Assets:

Cash and cash equivalents	$355,147	$355,147	$355,147	$—	$—

Securities available-for-sale	1,042,365	1,042,365	16,675	1,007,477	18,213

Securities held-to-maturity	654,539	615,944	—	615,944	—

Loans held for sale	2,914	2,914	—	2,914	—

Loans, net	5,116,010	4,877,935	—	—	4,877,935

Accrued interest receivable	33,300	33,300	—	8,632	24,668

Interest rate swaps	12,170	12,170	—	12,129	41

Liabilities:

Non-interest-bearing deposits	$1,849,013	$1,849,013	$—	$1,849,013	$—

Interest-bearing deposits	4,613,859	4,430,227	—	4,430,227	—

Subordinated debentures	123,386	109,426	—	—	109,426

FHLB and other borrowings	390,000	390,000	—	390,000	—

Accrued interest payable	22,702	22,702	—	22,702	—

Interest rate swaps	12,175	12,175	—	12,129	46

Assets measured at fair value on a recurring basis are summarized below:

March 31, 2024
($ in thousands)		Fair Value Measurements Using

	Fair Value	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:

Available-for-sale

U.S. Treasury	$6,742	$6,742	$—	$—

Obligations of U.S. Government agencies and sponsored entities	99,787	—	99,787	—

Municipal securities	428,995	—	403,413	25,582

Mortgage-backed securities	515,517	—	515,517	—

Corporate obligations	34,476	—	34,446	30

Other	3,051	—	3,051	—

Total available-for-sale	$1,088,568	$6,742	$1,056,214	$25,612

Loans held for sale	$4,241	$—	$4,241	$—

Interest rate swaps	$11,987	$—	$11,957	$30

Liabilities:

Interest rate swaps	$11,988	$—	$11,957	$31

December 31, 2023
($ in thousands)		Fair Value Measurements Using

	Fair Value	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Available-for-sale

U.S. Treasury	$16,675	$16,675	$—	$—

Obligations of U.S. Government agencies and sponsored entities	104,923	—	104,923	—

Municipal securities	438,466	—	420,283	18,183

Mortgage-backed securities	441,661	—	441,661	—

Corporate obligations	37,597	—	37,567	30

Other	3,043	—	3,043	—

Total available-for-sale	$1,042,365	$16,675	$1,007,477	$18,213

Loans held for sale	$2,914	$—	$2,914	$—

Interest rate swaps	$12,170	$—	$12,129	$41

Liabilities:

Interest rate swaps	$12,175	$—	$12,129	$46

The following is a reconciliation of activity for assets measured at fair value based on significant unobservable inputs (Level 3) information.

	Bank-Issued Trust Preferred Securities

($ in thousands)	2024	2023

Balance, January 1	$30	$31

Balance at March 31	$30	$31

	Municipal Securities

($ in thousands)	2024	2023

Balance, January 1	$18,183	$15,117

Maturities, calls and paydowns	(221)	(216)

Transfer from level 2 to level 3	7,629	—

Unrealized gain (loss) included in comprehensive income	(9)	726

Balance at March 31	$25,582	$15,627

Interest Rate Swaps - Risk Participations

($ in thousands)	2024

Balance, January 1	$(5)

RPA-in	15

RPA-out	(11)

Balance at March 31	$(1)

The following methods and assumptions were used to estimate the fair values of the Company’s assets measured at fair value on a recurring basis at March 31, 2024 and December 31, 2023. The following tables present quantitative information about recurring Level 3 fair value measurements.

($ in thousands)
Trust Preferred Securities	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Inputs

March 31, 2024	$30	Discounted cash flow	Probability of default	7.71% - 7.82%

December 31, 2023	$30	Discounted cash flow	Probability of default	7.81% - 7.89%

Municipal Securities	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Inputs

March 31, 2024	$25,582	Discounted cash flow	Discount Rate	3.59% - 7.59%

December 31, 2023	$18,183	Discounted cash flow	Discount Rate	2.34% - 5.50%

Interest Rate Swaps - Risk Participations	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range of Inputs

March 31, 2024	$(1)	Credit Value Adjustment	Credit Spread	225 bps - 300 bps

			Recovery Rate	70%

December 31, 2023	$(5)	Credit Value Adjustment	Credit Spread	225 bps - 300 bps

			Recovery Rate	70%

The following table presents the fair value measurement of assets measured at fair value on a non-recurring basis and the level within the fair value hierarchy in which the fair value measurements were classified at March 31, 2024 and December 31, 2023.

March 31, 2024

($ in thousands)		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Collateral dependent loans	$2,285	$—	$—	$2,285

Other real estate owned	6,743	—	—	6,743

December 31, 2023

($ in thousands)		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Collateral dependent loans	$2,494	$—	$—	$2,494

Other real estate owned	8,320	—	—	8,320

NOTE 9 - SECURITIES

The following table summarizes the amortized cost, gross unrealized gains and losses, and estimated fair values of securities available-for-sale (“AFS”) and securities held-to-maturity at March 31, 2024 and December 31, 2023.

($ in thousands)	March 31, 2024

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Available-for-sale securities:

U.S. Treasury	$6,989	$—	$247	$6,742

Obligations of U.S. government agencies and sponsored entities	114,588	—	14,801	99,787

Tax-exempt and taxable obligations of states and municipal subdivisions	480,597	360	51,962	428,995

Mortgage-backed securities - residential	337,963	11	36,034	301,940

Mortgage-backed securities - commercial	234,691	326	21,440	213,577

Corporate obligations	38,258	—	3,782	34,476

Other	3,077	—	26	3,051

Total available-for-sale	$1,216,163	$697	$128,292	$1,088,568

Held-to-maturity:

U.S. Treasury	$62,189	$—	$2,556	$59,633

Obligations of U.S. government agencies and sponsored entities	33,615	—	1,881	31,734

Tax-exempt and taxable obligations of states and municipal subdivisions	246,266	6,108	14,816	237,558

Mortgage-backed securities - residential	138,366	—	16,060	122,306

Mortgage-backed securities - commercial	132,138	—	13,609	118,529

Corporate obligations	10,000	—	2,417	7,583

Total held-to-maturity	$622,574	$6,108	$51,339	$577,343

($ in thousands)	December 31, 2023

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

Available-for-sale securities:

U.S. Treasury	$16,985	$—	$310	$16,675

Obligations of U.S. government agencies sponsored entities	119,868	1	14,946	104,923

Tax-exempt and taxable obligations of states and municipal subdivisions	486,293	449	48,276	438,466

Mortgage-backed securities - residential	297,735	11	34,430	263,316

Mortgage-backed securities - commercial	198,944	76	20,675	178,345

Corporate obligations	41,347	—	3,750	37,597

Other	3,055	—	12	3,043

Total available-for-sale	$1,164,227	$537	$122,399	$1,042,365

Held-to-maturity:

U.S. Treasury	$89,688	$—	$2,804	$86,884

Obligations of U.S. government agencies and sponsored entities	33,659	—	1,803	31,856

Tax-exempt and taxable obligations of states and municipal subdivisions	246,908	9,566	14,697	241,777

Mortgage-backed securities - residential	141,573	—	14,237	127,336

Mortgage-backed securities - commercial	132,711	—	12,334	120,377

Corporate obligations	10,000	—	2,286	7,714

Total held-to-maturity	$654,539	$9,566	$48,161	$615,944

ACL on Securities

Securities Available for Sale

Quarterly, the Company evaluates if a security has a fair value less than its amortized cost. Once these securities are identified, in order to determine whether a decline in fair value resulted from a credit loss or other factors, the Company performs further analysis as outlined below:

•	Review the extent to which the fair value is less than the amortized cost and determine if the decline is indicative of credit loss or other factors.

•	The securities that violate the credit loss trigger above would be subjected to additional analysis.

•

If the Company determines that a credit loss exists, the credit portion of the allowance will be measured using the discounted cash flow (“DCF”) analysis using the effective interest rate. The amount of credit loss the Company records will be limited to the amount by which the amortized cost exceeds the fair value. The allowance for the calculated credit loss will be monitored going forward for further credit deterioration or improvement.

At both March 31, 2024 and December 31, 2023, the results of the analysis did not identify any securities where the decline was indicative of credit loss factors; therefore, no credit loss was recognized on any of the securities AFS.

Accrued interest receivable is excluded from the estimate of credit losses for securities AFS. Accrued interest receivable totaled $4.6 million and $5.2 million at March 31, 2024 and December 31, 2023, respectively and was reported in interest receivable on the accompanying Consolidated Balance Sheet.

All AFS securities were current with no securities past due or on nonaccrual as of March 31, 2024 and December 31, 2023.

Securities Held to Maturity

At March 31, 2024 and December 31, 2023, the potential credit loss exposure was $226 thousand and $205 thousand, respectively and consisted of tax-exempt and taxable obligations of states and municipal subdivisions and corporate obligations securities. After applying appropriate probability of default (“PD”) and loss given default (“LGD”) assumptions, the total amount of current expected credit losses was deemed immaterial. Therefore, no reserve was recorded at March 31, 2024.

Accrued interest receivable is excluded from the estimate of credit losses for securities held-to-maturity. Accrued interest receivable totaled $2.7 million and $3.4 million at March 31, 2024 and December 31, 2023, respectively and was reported in interest receivable on the accompanying Consolidated Balance Sheet.

At both March 31, 2024 and December 31, 2023, the Company had no securities held-to-maturity that were past due 30 days or more as to principal or interest payments. The Company had no securities held-to-maturity classified as nonaccrual at both March 31, 2024 and December 31, 2023.

The Company monitors the credit quality of the debt securities held-to-maturity through the use of credit ratings. The Company monitors the credit ratings on a quarterly basis. The following table summarizes the amortized cost of debt securities held-to-maturity at March 31, 2024 and December 31, 2023, aggregated by credit quality indicators.

($ in thousands)	March 31, 2024	December 31, 2023

Aaa	$400,229	$431,527

Aa1/Aa2/Aa3	129,834	129,751

A1/A2	13,940	13,902

BBB	10,000	10,000

Not rated	68,571	69,359

Total	$622,574	$654,539

The amortized cost and fair value of debt securities are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

($ in thousands)	March 31, 2024

	Amortized Cost	Fair Value
Available-for-sale:

Due less than one year	$35,451	$35,045

Due after one year through five years	148,780	141,077

Due after five years through ten years	322,402	280,601

Due greater than ten years	136,876	116,328

Mortgage-backed securities - residential	337,963	301,940

Mortgage-backed securities - commercial	234,691	213,577

Total	$1,216,163	$1,088,568

Held-to-maturity:

Due less than one year	$29,130	$28,536

Due after one year through five years	54,788	52,372

Due after five years through ten years	58,556	53,344

Due greater than ten years	209,596	202,256

Mortgage-backed securities - residential	138,366	122,306

Mortgage-backed securities - commercial	132,138	118,529

Total	$622,574	$577,343

Total securities pledged as collateral, to secure public deposits and for other purposes, was $1.321 billion at March 31, 2024 and $1.095 billion at December 31, 2023, respectively.

The following table summarizes securities in an unrealized loss position for which an allowance for credit losses has not been recorded at March 31, 2024 and December 31, 2023. The securities are aggregated by major security type and length of time in a continuous unrealized loss position:

($ in thousands)	March 31, 2024

	Losses < 12 Months		Losses 12 Months or >		Total

	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale:

U.S. Treasury	$—	$—	$6,742	$247	$6,742	$247

Obligations of U.S. government agencies and sponsored entities	258	—	99,374	14,801	99,632	14,801

Tax-exempt and taxable obligations of state and municipal subdivisions	38,338	3,528	372,292	48,434	410,630	51,962

Mortgage-backed securities - residential	49,355	311	251,328	35,723	300,683	36,034

Mortgage-backed securities - commercial	3,699	25	164,761	21,415	168,460	21,440

Corporate obligations	—	—	33,976	3,782	33,976	3,782

Other	3,051	26	—	—	3,051	26

Total	$94,701	$3,890	$928,473	$124,402	$1,023,174	$128,292

Held-to-maturity:

U.S. Treasury	$—	$—	$59,633	$2,556	$59,633	$2,556

Obligations of U.S. government agencies and sponsored entities	743	17	30,991	1,864	31,734	1,881

Tax-exempt and taxable obligations of state and municipal subdivisions	10,178	216	100,427	14,600	110,605	14,816

Mortgage-backed securities - residential	—	—	122,306	16,060	122,306	16,060

Mortgage-backed securities - commercial	902	20	117,627	13,589	118,529	13,609

Corporate obligations	—	—	7,583	2,417	7,583	2,417

Total	$11,823	$253	$438,567	$51,086	$450,390	$51,339

($ in thousands)	December 31, 2023

	Losses < 12 Months		Losses 12 Months or >		Total

	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale:

U.S. Treasury	$—	$—	$16,675	$310	$16,675	$310

Obligations of U.S. government agencies and sponsored entities	123	—	104,495	14,946	104,618	14,946

Tax-exempt and taxable obligations of state and municipal subdivisions	20,879	1,479	389,113	46,797	409,992	48,276

Mortgage-backed securities - residential	222	2	262,012	34,428	262,234	34,430

Mortgage-backed securities - commercial	2,896	52	170,256	20,623	173,152	20,675

Corporate obligations	—	—	37,597	3,750	37,597	3,750

Other	3,055	12	—	—	3,055	12

Total	$27,175	$1,545	$980,148	$120,854	$1,007,323	$122,399

Held-to-maturity:

U.S. Treasury	$—	$—	$86,884	$2,804	$86,884	$2,804

Obligations of U.S. government agencies and sponsored entities	747	5	31,109	1,798	31,856	1,803

Tax-exempt and taxable obligations of state and municipal subdivisions	10,472	3,949	91,480	10,748	101,952	14,697

Mortgage-backed securities - residential	—	—	127,336	14,237	127,336	14,237

Mortgage-backed securities - commercial	920	2	119,457	12,332	120,377	12,334

Corporate obligations	—	—	7,714	2,286	7,714	2,286

Total	$12,139	$3,956	$463,980	$44,205	$476,119	$48,161

At March 31, 2024 and December 31, 2023, the Company’s securities portfolio consisted of 1,138 and 1,125 securities, respectively, which were in an unrealized loss position. Securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. The unrealized losses shown above are due to increases in market rates over the yields available at the time of purchase of the underlying securities and not credit quality. As of March 31, 2024 and December 31, 2023, the Company determined that it does not intend to sell and is not currently aware of any circumstances which will require it to sell any of the securities that are in an unrealized loss position prior to recovery of their amortized cost basis. As such, no allowance for credit losses was needed at March 31, 2024 and December 31, 2023.

NOTE 10 – LOANS AND ALLOWANCE FOR CREDIT LOSSES

The Company uses four different categories to classify loans in its portfolio based on the underlying collateral securing each loan. The loans grouped together in each category have been determined to share similar risk characteristics with respect to credit quality. Those four categories are commercial, financial and agriculture, commercial real estate, consumer real estate, consumer installment;

Commercial, financial and agriculture – Commercial, financial and agriculture loans include loans to business entities issued for commercial, industrial, or other business purposes. This type of commercial loan shares a similar risk characteristic in that unlike commercial real estate loans, repayment is largely dependent on cash flow generated from the operation of the business.

Commercial real estate – Commercial real estate loans are grouped as such because repayment is mainly dependent upon either the sale of the real estate, operation of the business occupying the real estate, or refinance of the debt obligation. This includes both owner-occupied and non-owner occupied CRE secured loans, because they share similar risk characteristics related to these variables.

Consumer real estate – Consumer real estate loans consist primarily of loans secured by 1-4 family residential properties and/or residential lots. This includes loans for the purpose of constructing improvements on the residential property, as well as home equity lines of credit.

Consumer installment – Installment and other loans are all loans issued to individuals that are not for any purpose related to operation of a business, and not secured by real estate. Repayment on these loans is mostly dependent on personal income, which may be impacted by general economic conditions.

The following table shows the composition of the loan portfolio:

($ in thousands)	March 31, 2024	December 31, 2023
Loans held for sale
Mortgage loans held for sale	$4,241	$2,914

Total LHFS	$4,241	$2,914

Loans held for investment
Commercial, financial and agriculture (1)	$772,124	$800,324
Commercial real estate	3,059,784	3,059,155
Consumer real estate	1,254,397	1,252,795
Consumer installment	53,647	57,768

Total loans	5,139,952	5,170,042
Less allowance for credit losses	(53,959)	(54,032)

Net LHFI	$5,085,993	$5,116,010

(1)	Loan balance includes $320 thousand and $386 thousand in Paycheck Protection Program (“PPP”) loans as of March 31, 2024 and December 31, 2023, respectively.

Accrued interest receivable is not included in the amortized cost basis of the Company’s LHFI. At March 31, 2024 and December 31, 2023, accrued interest receivable for LHFI totaled $27.4 million and $24.7 million, respectively, with no related ACL and was reported in interest receivable on the accompanying consolidated balance sheet.

Nonaccrual and Past Due LHFI

Past due LHFI are loans contractually past due 30 days or more as to principal or interest payments. Generally, the Company will place a delinquent loan in nonaccrual status when the loan becomes 90 days or more past due. At the time a loan is placed in nonaccrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

The following tables present the aging of the amortized cost basis in past due loans in addition to those loans classified as nonaccrual including purchase credit deteriorated (“PCD”) loans:

($ in thousands)	March 31, 2024
	Past Due 30 to 89 Days	Past Due 90 Days or More and Still Accruing	Nonaccrual	PCD	Total Past Due, Nonaccrual and PCD	Total LHFI	Nonaccrual and PCD with No ACL
Commercial, financial and agriculture (1)	$1,768	$24	$991	$691	$3,474	$772,124	$468
Commercial real estate	2,714	455	3,650	660	7,479	3,059,784	300
Consumer real estate	4,631	137	1,987	2,942	9,697	1,254,397	789
Consumer installment	398	71	40	—	509	53,647	11

Total	$9,511	$687	$6,668	$4,293	$21,159	$5,139,952	$1,568

(1)	Total loan balance includes $320 thousand in PPP loans as of March 31, 2024.

	December 31, 2023
($ in thousands)	Past Due 30 to 89 Days	Past Due 90 Days or More and Still Accruing	Nonaccrual	PCD	Total Past Due, Nonaccrual and PCD	Total LHFI	Nonaccrual and PCD with No ACL
Commercial, financial and agriculture (1)	$2,043	$313	$353	$965	$3,674	$800,324	$465
Commercial real estate	1,698	630	3,790	647	6,765	3,059,155	410
Consumer real estate	3,992	220	1,806	3,098	9,116	1,252,795	680
Consumer installment	180	—	31	—	211	57,768	—

Total	$7,913	$1,163	$5,980	$4,710	$19,766	$5,170,042	$1,555

(1)	Total loan balance includes $386 thousand in PPP loans as of December 31, 2023.

Acquired Loans

In connection with the acquisitions of HSBI and BBI, the Company acquired loans both with and without evidence of credit quality deterioration since origination. Acquired loans are recorded at their fair value at the time of acquisition with no carryover from the acquired institution’s previously recorded allowance for credit losses. Acquired loans are accounted for following ASC 326, Financial Instruments - Credit Losses.

The fair value for acquired loans recorded at the time of acquisition is based upon several factors including the timing and payment of expected cash flows, as adjusted for estimated credit losses and prepayments, and then discounting these cash flows using comparable market rates. The resulting fair value adjustment is recorded in the form of premium or discount to the unpaid principal balance of each acquired loan. As it relates to acquired PCD loans, the net premium or net discount is adjusted to reflect the Company’s allowance for credit losses (“ACL”) recorded for PCD loans at the time of acquisition, and the remaining fair value adjustment is accreted or amortized into interest income over the remaining life of the loan. As it relates to acquired loans not classified as PCD (“non-PCD”) loans, the credit loss and yield components of the fair value adjustments are aggregated, and the resulting net premium or net discount is accreted or amortized into interest income over the average remaining life of those loans. The Company records an ACL for non-PCD loans at the time of acquisition through provision expense, and therefore, no further adjustments are made to the net premium or net discount for non-PCD loans.

The estimated fair value of the non-PCD loans acquired in the BBI acquisition was $460.0 million, which is net of a $8.8 million discount. The gross contractual amounts receivable of the acquired non-PCD loans at acquisition was approximately $468.8 million, of which $6.4 million is the amount of contractual cash flows not expected to be collected.

The estimated fair value of the non-PCD acquired in the HSBI acquisition was $1.091 billion, which is net of a $33.7 million discount. The gross contractual amounts receivable of the acquired non-PCD loans at acquisition was approximately $1.125 billion, of which $16.5 million is the amount of contractual cash flows not expected to be collected.

The following table shows the carrying amount of loans acquired in the BBI and HSBI acquisitions for which there was, at the date of acquisition, more than insignificant deterioration of credit quality since origination:

($ in thousands)	BBI	HSBI
Purchase price of loans at acquisition	$27,669	$52,356
Allowance for credit losses at acquisition	1,303	3,176
Non-credit discount (premium) at acquisition	530	2,325

Par value of acquired loans at acquisition	$29,502	$57,857

As of March 31, 2024, and December 31, 2023 the amortized cost of the Company’s PCD loans totaled $54.7 million and $57.8 million, respectively, which had an estimated ACL of $3.2 million and $3.7 million, respectively.

Loan Modifications

The Company adopted ASU No. 2022-02 effective January 1, 2023. These amendments eliminate the TDR recognition and measurement guidance and enhanced disclosures for loan modifications to borrowers experiencing financial difficulty.

Occasionally, the Company modifies loans to borrowers in financial distress by providing principal forgiveness, term extension, and other-than-insignificant payment delay or interest rate reduction. When principal forgiveness is provided, the amount of forgiveness is charged-off against the allowance for credit losses.

In some cases, the Company provides multiple types of concessions on one loan. Typically, one type of concession, such as term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted. For loans included in the “combination” columns below, multiple types of modifications have been made on the same loan within the current reporting period. The combination is at least two of the following: a term extension, principal forgiveness, an other-than-insignificant payment delay and/or an interest rate reduction.

The following table presents the amortized cost basis of loans that were both experiencing financial difficulty and modified during the three months ended March 31, 2024 and March 31, 2023, by class and by type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below:

($ in thousands)
March 31, 2024	Term Extension	Combination Payment Deferral and Payment Modification	Percentage of Total Loans Held for Investment
Commercial real estate	$578	$—	0.05%

Total	$578	$—	0.05%

March 31, 2023	Term Extension	Combination Payment Deferral and Payment Modification	Percentage of Total Loans Held for Investment
Commercial real estate	$—	$301	0.01%

Total	$—	$301	0.01%

The Company has not committed to lend additional amounts to the borrowers included in the previous table.

Collateral Dependent Loans

The following table presents the amortized cost basis of collateral dependent individually evaluated loans by class of loans as of March 31, 2024 and December 31, 2023:

($ in thousands)
March 31, 2024	Real Property	Equipment	Miscellaneous	Total
Commercial, financial and agriculture	$805	$186	$247	$1,238
Commercial real estate	599	—	—	599
Consumer real estate	789	—	—	789
Consumer installment	—	82	—	82

Total	$2,193	$268	$247	$2,708

December 31, 2023	Real Property	Equipment	Miscellaneous	Total
Commercial, financial and agriculture	$—	$496	$918	$1,414
Commercial real estate	710	—	—	710
Consumer real estate	778	—	—	778

Total	$1,488	$496	$918	$2,902

A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is expected to be provided substantially through the sale of the collateral. The following provides a qualitative description by class of loan of the collateral that secures the Company’s collateral dependent LHFI:

•	Commercial, financial and agriculture – Loans within these loan classes are secured by equipment, inventory, accounts receivable, and other non-real estate collateral.
•	Commercial real estate – Loans within these loan classes are secured by commercial real property.
•	Consumer real estate - Loans within these loan classes are secured by consumer real property.
•	Consumer installment - Loans within these loan classes are secured by consumer goods, equipment, and non-real estate collateral.

There have been no significant changes to the collateral that secures these financial assets during the period.

Loan Participations

The Company has loan participations, which qualify as participating interest, with other financial institutions. As of March 31, 2024, these loans totaled $311.5 million, of which $174.9 million had been sold to other financial institutions and $136.5 million was purchased by the Company. As of December 31, 2023, these loans totaled $304.0 million, of which $165.9 million had been sold to other financial institutions and $138.1 million was purchased by the Company. The loan participations convey proportionate ownership rights with equal priority to each participating interest holder; involving no recourse (other than ordinary representations and warranties) to, or subordination by, any participating interest holder; all cash flows are divided among the participating interest holders in proportion to each holder’s share of ownership; and no holder has the right to pledge the entire financial asset unless all participating interest holders agree.

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually to classify the loans as to credit risk. The Company uses the following definitions for risk ratings:

Pass: Loans classified as pass are deemed to possess average to superior credit quality, requiring no more than normal attention.

Special Mention: Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company’s credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

These above classifications were the most current available as of March 31, 2024, and were generally updated within the prior year.

The tables below present the amortized cost basis of loans by credit quality indicator and class of loans based on the most recent analysis performed at March 31, 2024 and December 31, 2023. Revolving loans converted to term as of the three months ended March 31, 2024 and December 31, 2023 were not material to the total loan portfolio.

As of March 31, 2024	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Total
($ in thousands)	2024	2023	2022	2021	2020	Prior
Commercial, financial and agriculture:
Risk Rating
Pass	$15,750	$97,084	$140,290	$106,519	$40,841	$91,445	$270,636	$762,565
Special mention	—	7	—	635	3,128	1,085	10	4,865
Substandard	75	449	714	610	255	2,182	409	4,694
Doubtful	—	—	—	—	—	—	—	—

Total commercial, financial and agriculture	$15,825	$97,540	$141,004	$107,764	$44,224	$94,712	$271,055	$772,124
Current period gross write offs	$—	$20	$114	$25	$—	$236	$—	$395
Commercial real estate:
Risk Rating
Pass	$48,444	$400,705	$827,718	$532,658	$368,103	$788,127	$5,394	$2,971,149
Special mention	—	68	690	8,506	3,016	33,898	—	46,178
Substandard	—	603	8,232	1,572	535	31,515	—	42,457
Doubtful	—	—	—	—	—	—	—	—

Total commercial real estate	$48,444	$401,376	$836,640	$542,736	$371,654	$853,540	$5,394	$3,059,784
Current period gross write offs	$—	$—	$—	$—	$—	$—	$—	$—
Consumer real estate:
Risk Rating
Pass	$32,803	$175,955	$324,453	$214,401	$124,065	$211,149	$151,830	$1,234,656
Special mention	—	—	1,342	—	—	3,801	697	5,840
Substandard	—	907	385	590	1,543	7,290	3,186	13,901
Doubtful	—	—	—	—	—	—	—	—

Total consumer real estate	$32,803	$176,862	$326,180	$214,991	$125,608	$222,240	$155,713	$1,254,397
Current period gross write offs	$—	$—	$—	$—	$—	$—	$—	$—
Consumer installment:
Risk Rating
Pass	$4,616	$20,143	$10,652	$6,110	$2,490	$1,930	$7,394	$53,335
Special mention	—	—	—	—	—	—	—	—
Substandard	—	143	20	15	37	90	7	312
Doubtful	—	—	—	—	—	—	—	—

Total consumer installment	$4,616	$20,286	$10,672	$6,125	$2,527	$2,020	$7,401	$53,647
Current period gross write offs	$3	$106	$73	$25	$18	$100	$20	$345
Total
Pass	$101,613	$693,887	$1,303,113	$859,688	$535,499	$1,092,651	$435,254	$5,021,705
Special mention	—	75	2,032	9,141	6,144	38,784	707	56,883
Substandard	75	2,102	9,351	2,787	2,370	41,077	3,602	61,364
Doubtful	—	—	—	—	—	—	—	—

Total	$101,688	$696,064	$1,314,496	$871,616	$544,013	$1,172,512	$439,563	$5,139,952

Current period gross write offs	$3	$126	$187	$50	$18	$336	$20	$740

As of December 31, 2023 ($ in thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Total
	2023	2022	2021	2020	2019	Prior
Commercial, financial and: agriculture
Risk Rating
Pass	$102,263	$150,420	$113,487	$47,313	$36,065	$64,020	$281,646	$795,214
Special mention	—	—	—	141	797	3	10	951
Substandard	451	330	121	185	550	1,894	628	4,159
Doubtful	—	—	—	—	—	—	—	—

Total commercial, financial and agriculture	$102,714	$150,750	$113,608	$47,639	$37,412	$65,917	$282,284	$800,324
Current period gross write offs	$14	$51	$225	$139	$206	$110	$—	$745
Commercial real estate:
Risk Rating
Pass	$385,954	$825,505	$558,742	$377,085	$253,746	$569,428	$6,397	$2,976,857
Special mention	—	660	6,118	3,111	9,545	22,648	—	42,082
Substandard	136	7,293	393	566	5,427	26,401	—	40,216
Doubtful	—	—	—	—	—	—	—	—

Total commercial real estate	$386,090	$833,458	$565,253	$380,762	$268,718	$618,477	$6,397	$3,059,155
Current period gross write offs	$—	$—	$193	$—	$—	$57	$—	$250
Consumer real estate:
Risk Rating
Pass	$176,144	$334,056	$219,071	$127,539	$59,615	$163,464	$153,821	$1,233,710
Special mention	—	1,081	—	—	643	3,246	412	5,382
Substandard	502	404	511	1,559	514	6,988	3,225	13,703
Doubtful	—	—	—	—	—	—	—	—

Total consumer real estate	$176,646	$335,541	$219,582	$129,098	$60,772	$173,698	$157,458	$1,252,795
Current period gross write offs	$5	$19	$—	$—	$—	$25	$—	$49
Consumer installment:
Risk Rating
Pass	$24,482	$12,408	$7,316	$2,919	$1,213	$1,195	$8,156	$57,689
Special mention	—	—	—	—	—	—	—	—
Substandard	—	8	17	42	11	—	1	79
Doubtful	—	—	—	—	—	—	—	—

Total consumer installment	$24,482	$12,416	$7,333	$2,961	$1,224	$1,195	$8,157	$57,768
Current period gross write offs	$226	$567	$223	$179	$156	$576	$121	$2,048
Total
Pass	$688,843	$1,322,389	$898,616	$554,856	$350,639	$798,107	$450,020	$5,063,470
Special mention	—	1,741	6,118	3,252	10,985	25,897	422	48,415
Substandard	1,089	8,035	1,042	2,352	6,502	35,283	3,854	58,157
Doubtful	—	—	—	—	—	—	—	—

Total	$689,932	$1,332,165	$905,776	$560,460	$368,126	$859,287	$454,296	$5,170,042

Current period gross write offs	$245	$637	$641	$318	$362	$768	$121	$3,092

Allowance for Credit Losses

The ACL is a valuation account that is deducted from loans’ amortized cost basis to present the net amount expected to be collected on the loans. It is comprised of a general allowance for loans that are collectively assessed in pools with similar risk characteristics and a specific allowance for individually assessed loans. The allowance is continuously monitored by management to maintain a level adequate to absorb expected losses inherent in the loan portfolio.

The ACL represents the estimated losses for financial assets accounted for on an amortized cost basis. Expected losses are calculated using relevant information, from internal and external sources, about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environment conditions, such as changes in unemployment rates, property values, or other relevant factors. Management may selectively apply external market data to subjectively adjust the Company’s own loss history including index or peer data. Expected losses are estimated over the contractual term of the loans, adjusted for expected prepayments. The contractual term excludes expected extensions, renewals, and modifications. Loans are charged-off against the allowance when management believes the uncollectibility of a loan balance is confirmed and recoveries are credited to the allowance when received. Expected recovery amounts may not exceed the aggregate of amounts previously charged-off.

The ACL is measured on a collective basis when similar risk characteristics exist. Generally, collectively assessed loans are grouped by call code (segments). Segmenting loans by call code will group loans that contain similar types of collateral and purposes and are usually structured with similar terms making each loan’s risk profile very similar to the rest in that segment. Each of these segments then flows up into one of the four bands, Commercial, Financial, and Agriculture, Commercial Real Estate, Consumer Real Estate, and Consumer Installment. In accordance with the guidance in ASC 326, the Company redefined its LHFI portfolio segments and related loan classes based on the level at which risk is monitored within the ACL methodology. Construction loans for 1-4 family residential properties with a call code 1A1, and other construction, all land development and other land loans with a call code 1A2 were previously separated between the Commercial Real Estate or Consumer Real Estate bands based on loan type code. Under our ASC 326 methodology 1A1 loans are all defined as part of the Consumer Real Estate band and 1A2 loans are all defined as part of the Commercial Real Estate Band.

The PD calculation analyzes the historical loan portfolio over the given lookback period to identify, by segment, loans that have defaulted. A default is defined as a loan that has moved to past due 90 days and greater, nonaccrual status, or experienced a charge-off during the period. The model observes loans over a 12-month window, detecting any events previously defined. This information is then used by the model to calculate annual iterative count-based PD rates for each segment. This process is then repeated for all dates within the historical data range. These averaged PD’s are used for an immediate reversion back to the historical mean. The historical data used to calculate this input was captured by the Company from 2009 through the most recent quarter end.

The Company utilizes reasonable and supportable forecasts of future economic conditions when estimating the ACL on loans. The model’s calculation also includes a 24-month forecasted PD based on a regression model that calculated a comparison of the Company’s historical loan data to various national economic metrics during the same periods. The results showed the Company’s past losses having a high rate of correlation to unemployment, both regionally and nationally. Using this information, along with the most recently published Wall Street Journal survey of sixty economists’ forecasts predicting unemployment rates out over the next eight quarters, a corresponding future PD can be calculated for the forward-looking 24-month period. This data can also be used to predict loan losses at different levels of stress, including a baseline, adverse and severely adverse economic condition. After the forecast period, PD rates revert to the historical mean of the entire data set.

The LGD calculation is based on actual losses (charge-offs, net recoveries) at a loan level experienced over the entire lookback period aggregated to get a total for each segment of loans. The aggregate loss amount is divided by the exposure at default to determine an LGD rate. Defaults occurring during the lookback period are included in the denominator, whether a loss occurred or not and exposure at default is determined by the loan balance immediately preceding the default event. If there is not a minimum of five past defaults in a loan segment, or less than 15.0% calculated LGD rate, or the total balance at default is less than 1% of the balance in the respective call code as of the model run date, a proxy index is used. This index is proprietary to the Company’s ACL modeling vendor derived from loss data of other client institutions similar in organization structure to the Company. The vendor also provides a “crisis” index derived from loss data between the post-recessionary years of 2008-2013 that the Company uses.

The model then uses these inputs in a non-discounted version of DCF methodology to calculate the quantitative portion of estimated losses. The model creates loan level amortization schedules that detail out the expected monthly payments for a loan including estimated prepayments and payoffs. These expected cash flows are discounted back to present value using the loan’s coupon rate instead of the effective interest rate.

On a quarterly basis, the Company uses internal credit portfolio data, such as changes in portfolio volume and composition, underwriting practices, and levels of past due loans, nonaccruals and classified assets along with other external information not used in the quantitative calculation to determine if any subjective qualitative adjustments are required so that all significant risks are incorporated to form a sufficient basis to estimate credit losses.

The following table presents the activity in the allowance for credit losses by portfolio segment for the three months ended March 31, 2024 and 2023:

($ in thousands)	Three Months Ended March 31, 2024
	Commercial, Financial and Agriculture	Commercial Real Estate	Consumer Real Estate	Consumer Installment	Total
Allowance for credit losses:
Beginning balance	$8,844	$29,125	$15,260	$803	$54,032
Provision for credit losses	—	—	—	—	—
Loans charged-off	(395)	—	—	(345)	(740)
Recoveries	6	432	20	209	667

Total ending allowance balance	$8,455	$29,557	$15,280	$667	$53,959

($ in thousands)	Three Months Ended March 31, 2023
	Commercial, Financial and Agriculture	Commercial Real Estate	Consumer Real Estate	Consumer Installment	Total
Allowance for credit losses:
Beginning balance	$6,349	$20,389	$11,599	$580	$38,917
Initial allowance on PCD loans	727	2,260	182	7	3,176
Provision for credit losses	2,327	5,388	2,402	383	10,500
Loans charged-off	(3)	—	—	(338)	(341)
Recoveries	43	15	18	122	198

Total ending allowance balance	$9,443	$28,052	$14,201	$754	$52,450

Due to a decrease in loans for the first quarter of 2024, the Company recorded no provision for credit losses for the three months ended March 31, 2024, compared to $10.5 million provision for the same period in 2023. During January 2023, loans totaling $1.159 billion, net of purchase accounting adjustments, were acquired in the HSBI acquisition. The initial ACL on PCD loans recorded in March 2023, of $3.2 million was related to the HSBI acquisition. The 2023 provision for credit losses includes $10.7 million associated with day one post-merger accounting provision recorded for non-PCD loans and unfunded commitments acquired in the HSBI acquisition.

The following table provides the ending balance in the Company’s LHFI and the ACL, broken down by portfolio segment as of March 31, 2024 and December 31, 2023.

($ in thousands)
March 31, 2024	Commercial, Financial and Agriculture	Commercial Real Estate	Consumer Real Estate	Consumer Installment	Total
LHFI
Individually evaluated	$1,238	$599	$789	$82	$2,708
Collectively evaluated	770,886	3,059,185	1,253,608	53,565	5,137,244

Total	$772,124	$3,059,784	$1,254,397	$53,647	$5,139,952

Allowance for Credit Losses
Individually evaluated	$340	$12	$—	$71	$423
Collectively evaluated	8,115	29,545	15,280	596	53,536

Total	$8,455	$29,557	$15,280	$667	$53,959

($ in thousands)
December 31, 2023	Commercial, Financial and Agriculture	Commercial Real Estate	Consumer Real Estate	Consumer Installment	Total
LHFI
Individually evaluated	$1,414	$710	$778	$—	$2,902
Collectively evaluated	798,910	3,058,445	1,252,017	57,768	5,167,140

Total	$800,324	$3,059,155	$1,252,795	$57,768	$5,170,042

Allowance for Credit Losses
Individually evaluated	$408	$—	$—	$—	$408
Collectively evaluated	8,436	29,125	15,260	803	53,624

Total	$8,844	$29,125	$15,260	$803	$54,032

NOTE 11 - DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps

The Company enters into interest rate swap agreements primarily to facilitate the risk management strategies of certain commercial customers. The interest rate swap agreements entered into by the Company are entered into under what is referred to as a back-to-back interest rate swap, as such, the net positions are offsetting assets and liabilities, as well as income and expenses and risk participation.

Under a back-to-back interest rate swap program, all derivative instruments are recorded in the consolidated statement of financial condition at their respective fair values, as components of other assets and other liabilities. The Company enters into an interest rate swap with the customer and another offsetting swap with a counterparty. The result is two mirrored interest rate swaps, absent a credit event, which will offset in the financial statements. These swaps are not designated as hedging instruments and are recorded at fair value in other assets and other liabilities. The change in fair value is recognized in the income statement as other income and fees.

Risk participation agreements are derivative financial instruments and are recorded at fair value. These derivatives are not designated as hedges and therefore, changes in fair value are recorded directly through earnings at each reporting period. Under a risk participation-out agreement, a derivative asset, the Company participates out a portion of the credit risk associated with the interest rate swap position executed with the commercial borrower, for a fee paid to the participating bank. Under a risk participation-in agreement, a derivative liability, the Company assumes, or participates in, a portion of the credit risk associated with the interest rate swap position with the commercial borrower, for a fee received from the other bank. The Company has two risk participation-in swaps and one risk participation-out swap at March 31, 2024.

The following table provides outstanding interest rate swaps as of March 31, 2024 and December 31, 2023.

($ in thousands)
	March 31, 2024	December 31, 2023
Notional amount	$475,321	$493,290
Weighted average pay rate	5.3%	5.2%
Weighted average receive rate	5.3%	5.2%
Weighted average maturity in years	5.44	5.39

The following table provides the fair value of interest rate swap contracts at March 31, 2024 and December 31, 2023 included in other assets and other liabilities.

($ in thousands)
	March 31, 2024		December 31, 2023
	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Interest rate swap contracts	$11,987	$11,988	12,170	$12,175

The Company also enters into a collateral agreement with the counterparty requiring the Company to post cash or cash equivalent collateral to mitigate the credit risk in the transaction. At March 31, 2024 and December 31, 2023, the Company had $500 thousand of collateral posted with its counterparties, which is included in the consolidated statement of financial condition as cash and cash equivalents as “restricted cash”. The Company also receives a swap spread to compensate it for the credit exposure it takes on the customer-facing portion of the transaction and this upfront cash payment from the counterparty is recorded in other income, net of any transaction execution expenses, in the consolidated statement of operations. For the three months ended March 31, 2024, net swap spread income included in other income was $162 thousand compared to $169 thousand for the same period in 2023.

Entering into derivative contracts potentially exposes the Company to the risk of counterparties’ failure to fulfill their legal obligations, including, but not limited to, potential amounts due or payable under each derivative contract. Notional principal amounts are often used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. The Company assesses the credit risk of its dealer counterparties by regularly monitoring publicly available credit rating information, evaluating other market indicators, and periodically reviewing detailed financials.

The Company records the fair value of its interest rate swap contracts separately within other assets and other liabilities as current accounting rules do not permit the netting of customer and counterparty fair value amounts in the consolidated statement of financial condition.

NOTE 12 – RECLASSIFICATION

Certain amounts in the 2023 financial statements have been reclassified for comparative purposes to conform to the current period financial statement presentation.

Exhibit 99.5

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On July 29, 2024, Renasant Corporation (“Renasant”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The First Bancshares, Inc. (“The First”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, The First will merge with and into Renasant (the “Merger”), with Renasant continuing as the surviving corporation in the Merger. Immediately following the Merger, The First’s wholly owned bank subsidiary, The First Bank, will merge with and into Renasant’s wholly owned bank subsidiary, Renasant Bank (the “Bank Merger” and, together with the Merger, the “Mergers”), with Renasant Bank continuing as the surviving bank in the Bank Merger.

The following unaudited pro forma condensed combined financial statements are based on the separate historical financial statements of Renasant and The First and give effect to the merger of Renasant and The First, including pro forma assumptions and adjustments related to the Mergers, as described in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined balance sheet as of March 31, 2024 is presented as if the Mergers occurred on March 31, 2024. The unaudited pro forma condensed combined income statements for the year ended December 31, 2023 and the three months ended March 31, 2024 are presented as if the Mergers occurred on January 1, 2023. The historical consolidated financial information has been adjusted on a pro forma basis to reflect factually supportable items that are directly attributable to the Mergers and, with respect to the income statements only, expected to have a continuing impact on consolidated results of operations. The unaudited pro forma condensed combined financial statements do not give effect to other occurrences since March 31, 2024, including the previously announced sale by Renasant of the assets of its insurance subsidiary, effective July 1, 2024.

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting for business combinations under generally accepted accounting principles in the United States (“GAAP”). Renasant is the acquirer for accounting purposes. Certain reclassifications have been made to the historical financial statements of The First to conform to the presentation in Renasant’s financial statements.

A final determination of the fair values of The First’s assets and liabilities, which cannot be made prior to the completion of the Mergers, will be based on the actual net tangible and intangible assets of The First that exist as of the closing date of the Merger. Consequently, fair value adjustments and amounts preliminarily allocated to goodwill and other identifiable intangibles, such as the core deposit intangible, could change significantly from those allocations used in the unaudited pro forma condensed combined financial statements presented herein and could result in a material change in amortization of acquired intangible assets. In addition, the value of the final consideration paid in the Merger will be based on the closing price of Renasant common stock on the date the Merger becomes effective. The closing price of Renasant common stock on July 18, 2024 was used for purposes of presenting the pro forma condensed combined financial information.

In connection with the plan to integrate the operations of Renasant and The First following the completion of the Mergers, Renasant anticipates that nonrecurring charges, such as costs associated with systems implementation, severance, and other costs related to exit or disposal activities, will be incurred. Renasant is not able to determine the timing, nature and amount of these charges as of the date of this Current Report on Form 8-K (the “Report”). However, these charges will affect the results of operations of Renasant and The First, as well as those of the combined company following the completion of the Mergers, in the period in which they are recorded. The unaudited pro forma condensed combined income statements do not include the effects of the costs associated with any restructuring or integration activities resulting from the Mergers, as they are nonrecurring in nature and not factually supportable at this time. Additionally, the unaudited pro forma adjustments do not give effect to any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the two companies or any anticipated disposition of assets that may result from such integration.

The actual amounts recorded as of the completion of the Mergers may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of:

•	changes in the trading price for Renasant’s common stock;

•	net cash used or generated in Renasant’s or The First’s operations between the signing of the Merger Agreement and completion of the Mergers;

•	changes in the fair values of Renasant’s or The First’s assets and liabilities;

•	other changes in Renasant’s or The First’s net assets that occur prior to the completion of the Mergers; and

•	the actual financial results of the combined company.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only. The unaudited pro forma condensed combined financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the Mergers been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma condensed combined financial statements and related adjustments required management to make certain assumptions and estimates.

The unaudited pro forma condensed combined financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•

Renasant’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2023, included in Renasant’s Annual Report on Form 10-K for the year ended December 31, 2023;

•	The First’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2023, attached to this Report as Exhibit 99.3;

•

Renasant’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the three months ended March 31, 2024 included in Renasant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024; and

•	The First’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the three months ended March 31, 2024, attached to this Report as Exhibit 99.4.

Renasant Corporation/The First Banchshares, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

(In thousands, except share and per share data)

	As of March 31, 2024
	Renasant (as reported)	The First (as reported)	Merger Pro Forma Adjustments	Notes	Pro Forma Company Combined
ASSETS
Cash and cash equivalents	$844,400	$339,964	$(92,078)	(1)	$1,092,286
Securities	1,963,597	1,711,142	(48,231)	(2)	3,626,508
Loans held for sale	191,440	4,241	—		195,681
Loans, net of unearned income	12,500,525	5,139,952	(215,679)	(3)	17,424,798
Allowance for credit losses on loans	(201,052)	(53,959)	(23,140)	(4)	(278,151)

Net loans	12,299,473	5,085,993	(238,819)		17,146,647
Premises and equipment	282,193	181,194	18,500	(5)	481,887
Other real estate owned	9,142	6,743	(500)	(6)	15,385
Goodwill	991,665	272,520	231,093	(7)	1,495,278
Core deposit intangibles	17,583	66,426	99,704	(8)	183,713
Bank-owned life insurance	385,186	135,148	—		520,334
Mortgage servicing rights	71,596	—	—		71,596
Other assets	289,466	160,388	50,897	(9)	500,751

Total assets	$17,345,741	$7,963,759	$20,566		$25,330,066

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Non-interest bearing	$3,516,164	$1,836,952	$—		$5,353,116
Interest bearing	10,720,999	4,873,403	(2,905)	(10)	15,591,497

Total deposits	14,237,163	6,710,355	(2,905)		20,944,613
Short-term borrowings	108,121	110,000	—		218,121
Long-term debt	428,047	123,472	(8,545)	(11)	542,974
Other liabilities	250,060	60,020	—		310,080

Total liabilities	15,023,391	7,003,847	(11,450)		22,015,788
Shareholders’ equity:
Common stock	296,483	32,468	123,555	(12)	452,506
Treasury stock, at cost	(99,683)	(41,110)	41,110	(13)	(99,683)
Additional paid-in capital	1,303,613	775,442	175,053	(14)	2,254,108
Retained earnings	978,880	313,000	(427,590)	(15)	864,290
Accumulated other comprehensive loss, net of taxes	(156,943)	(119,888)	119,888	(16)	(156,943)

Total shareholders’ equity	2,322,350	959,912	32,016		3,314,278

Total liabilities and shareholders’ equity	$17,345,741	$7,963,759	$20,566		$25,330,066

Balance Sheet Merger Pro Forma Adjustments as of March 31, 2024:

(1) Adjustments to cash and cash equivalents:
To reflect Renasant’s estimated transaction costs including investment banking fees, legal fees, accounting fees, and registration fees	$(45,072)
To reflect The First’s estimated transaction costs including investment banking fees, legal fees, accounting fees, and registration fees	(45,072)
To reflect cash consideration to holders of options on The First’s common stock	(1,934)

$(92,078)

(2) Adjustments to securities:
To reflect the estimated fair value of The First’s held-to-maturity securities	$(45,231)
To reflect the redemption of The First’s subordinated debt currently held by Renasant	(3,000)

$(48,231)

(3) Adjustments to loans, net of unearned income:
To reflect the estimated fair value of The First’s loan portfolio comprised of an interest rate mark of $189,000 and a credit mark of $77,099, which includes a purchase credit deteriorated (“PCD”) credit mark of $26,985 and a non-PCD credit mark of $50,115	$(266,099)
To gross up acquired PCD loans and leases for the PCD allowance for credit losses (“ACL”)	26,985
To eliminate The First’s historical fair value adjustments on previously acquired loans	23,435

$(215,679)

(4) Adjustments to allowance for credit losses on loans:
To eliminate The First’s ACL	$53,959
To establish the initial ACL reserve	(77,099)

$(23,140)

(5) Adjustment to premises and equipment:
To reflect the estimated fair value of acquired premises and equipment	$18,500
(6) Adjustment to other real estate owned:
To reflect the estimated fair value of The First’s other real estate owned	$(500)
(7) Adjustments to goodwill:
To eliminate The First’s goodwill of $272,520 and reflect $503,613 of goodwill for consideration paid in excess of the fair value of The First’s assets acquired and liabilities assumed	$231,093
(8) Adjustments to core deposit intangibles:
To eliminate The First’s historical core deposit intangible	$(66,426)
To record an estimate of core deposit intangible assets expected to be amortized over 10 years using the sum of the years digits method	166,130

$99,704

The following table reflects after-tax amortization on the acquired core deposit intangible for the first five years following the date of acquisition
Year 1	$23,862
Year 2	22,669
Year 3	20,283
Year 4	17,897
Year 5	15,511

$100,222

(9) Adjustment to other assets:
To reflect the deferred tax effects from fair value adjustments and other purchase accounting adjustments, including transaction costs and provision for credit losses on non-PCD loans; deferred tax adjustments were calculated using the federal statutory rate of 21% adjusted for eligible deductions	$50,897
(10) Adjustments to interest bearing deposits:
To eliminate The First’s historical fair value adjustments on previously acquired deposits	$649
To reflect the estimated fair value adjustments on acquired certificates of deposits	(3,554)

$(2,905)

(11) Adjustments to long-term debt:
To reflect the fair value adjustment on The First’s trust preferred securities	$(4,734)
To eliminate the historical discount on The First’s previously acquired trust preferred securities	1,766
To reflect the fair value adjustment on The First’s subordinated debt	(4,144)
To reflect the redemption of The First’s subordinated debt held by Renasant	(3,000)
To eliminate The First’s issuance costs on subordinated debt	1,567

$(8,545)

(12) Adjustments to common stock:
To eliminate The First’s common stock	$(32,468)
To record the issuance of Renasant common stock to The First’s shareholders at aggregate par value	156,023

$123,555

(13) Adjustment to treasury stock, at cost:
To eliminate The First’s treasury stock	$41,110
(14) Adjustments to additional paid-in capital:
To eliminate The First’s capital surplus	$(775,442)
To reflect the issuance of Renasant capital in excess of par value to The First’s shareholders	950,495

$175,053

(15) Adjustments to retained earnings:
To eliminate The First’s retained earnings	$(313,000)
To reflect Renasant’s estimated after-tax transaction costs	(37,500)
To reflect The First’s estimated after-tax transaction costs	(37,500)
To reflect the after-tax provision for credit losses on non-PCD loans	(39,590)

$(427,590)

(16) Adjustment to accumulated other comprehensive loss, net of taxes:
To eliminate The First’s accumulated other comprehensive loss	$119,888

Preliminary Purchase Price Allocation (in thousands, except per share data):
The First’s common shares outstanding at July 18, 2024 (including unvested restricted stock that vests upon change in control)	31,204,694
Exchange ratio	1.00

Renasant shares to be issued for The First’s shares	31,204,694
Price per share, based on the price of Renasant common stock as of July 18, 2024	$35.46

Pro forma value of Renasant stock to be issued	$1,106,518
Cash consideration for The First’s stock options outstanding	1,934

Total value of consideration	$1,108,452

	March 31, 2024 (as reported)	Merger Pro Forma Adjustments	March 31, 2024 (as adjusted)
Net Assets Acquired:
ASSETS
Cash and cash equivalents	$339,964	$—	$339,964
Securities	1,711,142	(45,231)	1,665,911
Loans, net	5,090,234	(188,704)	4,901,530
Premises and equipment	181,194	18,500	199,694
Other intangible assets	66,426	99,704	166,130
Bank-owned life insurance	135,148	0	135,148
Other assets	439,651	(247,792)	191,859

Total Assets	$7,963,759	$(363,522)	$7,600,236

LIABILITIES
Deposits:
Non-interest bearing	$1,836,952	$—	$1,836,952
Interest bearing	4,873,403	(2,905)	4,870,498

Total deposits	6,710,355	(2,905)	6,707,450
Long-term debt	123,472	(5,545)	117,927
Other borrowings	110,000	—	110,000
Other liabilities	60,020	—	60,020

Total Liabilities	$7,003,847	$(8,450)	$6,995,397

Net Assets Acquired				604,839

Preliminary Pro Forma Goodwill				$503,613

Renasant Corporation/The First Banchshares, Inc.

Unaudited Pro Forma Condensed Combined Income Statements

(In thousands, except share and per share data)

	Three months ended March 31, 2024
					Pro Forma
	Renasant	The First	Merger Pro Forma		Company
	(as reported)	(as reported)	Adjustments	Notes	(combined)
Interest income
Loans	$194,698	$78,799	$14,614	(a)	$288,111
Securities	10,700	11,248	9,651	(b)	31,599
Other	7,781	1,616	—		9,397

Total interest income	213,179	91,663	24,265		329,107
Interest expense
Deposits	82,613	29,413	(231)	(c)	111,795
Borrowings	7,276	4,909	374	(d)	12,559

Total interest expense	89,889	34,322	143		124,354

Net interest income	123,290	57,341	24,122		204,753

Provision for credit losses	2,438	—	—		2,438

Net interest income after provision for credit losses	120,852	57,341	24,122		202,315

Noninterest income
Service charges on deposit accounts	10,506	1,875	(250)	(e)	12,131
Fees and commissions	3,949	4,195	(2,278)	(f)	5,866
Insurance commissions	2,716	—	—		2,716
Wealth management revenue	5,669	—	—		5,669
Mortgage banking income	11,370	704	—		12,074
Gain on debt extinguishment	56	—	—		56
Bank-owned life insurance	2,691	899	—		3,590
Other	4,424	3,514	—		7,938

Total noninterest income	41,381	11,187	(2,528)		50,040
Noninterest expense
Salaries and employee benefits	71,470	24,508	—		95,978
Data processing	3,807	615	—		4,422
Net occupancy and equipment	11,389	5,714	116	(g)	17,219
Other real estate owned	107	71	—		178
Professional fees	3,348	1,833	—		5,181
Advertising and public relations	4,886	139	—		5,025
Intangible amortization	1,212	2,385	4,789	(h)	8,386
Communications	2,024	489	—		2,513
Other	14,669	6,179	—		20,848

Total noninterest expense	112,912	41,933	4,905		159,750

Income before income taxes	49,321	26,595	16,689		92,605
Income taxes	9,912	5,967	3,505	(i)	19,384

Net income	$39,409	$20,628	$13,184		$73,221

Basic earnings per share	$0.70	$0.66			$0.84

Diluted earnings per share	$0.70	$0.65			$0.83

Cash dividends per common share	$0.22	$0.25			$0.22

Weighted-average commons shares outstanding:
Basic	56,208,348	31,475,254	—	(j)	87,683,602
Diluted	56,531,078	31,630,745	—	(j)	88,161,823

Income Statement Merger Pro Forma Adjustments for the Three Months Ended March 31, 2024:

(a) Adjustments to interest income on loans:
To eliminate The First’s discount accretion on previously acquired loans	$(2,627)
To reflect estimated accretion of the net discount on acquired loans	17,241

$14,614

(b) Adjustments to interest income on securities:
To reflect the reinvestment of securities in higher yielding investments at an estimated rate of 5.0%	$9,651
(c) Adjustments to interest expense on deposits:
To eliminate The First’s historical amortization on previously acquired time deposits	$(231)
(d) Adjustments to interest expense on borrowings:
To eliminate The First’s fair value adjustment on previously acquired trust preferred securities	$(24)
To reflect estimated amortization of the premium on acquired trust preferred securities	108
To eliminate The First’s historical issuance costs on subordinated debt	(196)
To eliminate interest expense on subordinated debt redeemed by Renasant	(32)
To reflect the estimated amortization of the fair value adjustment on acquired subordinated debt	518

$374

(e) Adjustment to service charges on deposit accounts:
To reflect the estimated loss of fee income from the elimination of consumer nonsufficient funds fees and certain consumer overdraft fees	$(250)
(f) Adjustment to fees and commissions:
To reflect the estimated loss of pre-tax income resulting from the application of the Durbin amendment to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010	$(2,278)
(g) Adjustment to net occupancy and equipment:
To reflect estimated incremental depreciation expense for acquired real estate	$116
(h) Adjustments to intangible amortization:
To eliminate amortization of The First’s core deposit intangible	$(2,385)
To reflect the amortization of the core deposit intangible created as a result of Renasant’s acquisition of The First	7,174

$4,789

(i) Adjustment to income taxes:
To reflect the income tax effects of pro forma adjustments at the estimated statutory federal corporate tax rate of 21%.	$3,505
(j) Adjustments to basic and diluted weighted average common share outstanding:
To reflect the elimination of all shares of common stock outstanding of The First and the issuance of Renasant common stock calculated using an exchange ratio of 1:1
Basic:	31,475,254
Diluted:	31,630,745

Renasant Corporation/The First Banchshares, Inc.

Unaudited Pro Forma Condensed Combined Income Statements

(In thousands, except share and per share data)

	Twelve Months Ended December 31, 2023
					Pro Forma
	Renasant	The First	Merger Pro Forma		Company
	(as reported)	(as reported)	Adjustments	Notes	(combined)
Interest income
Loans	$716,456	$294,541	$51,448	(a)	$1,062,445
Securities	50,488	43,939	38,603	(b)	133,030
Other	30,375	2,453	—		32,828

Total interest income	797,319	340,933	90,051		1,228,303
Interest expense
Deposits	232,331	71,359	2,794	(c)	306,484
Borrowings	45,661	20,249	1,492	(d)	67,402

Total interest expense	277,992	91,608	4,286		373,886

Net interest income	519,327	249,325	85,765		854,417

Provision for credit losses	15,593	14,500	50,115	(e)	80,208

Net interest income after provision for credit losses	503,734	234,825	35,650		774,209

Noninterest income
Service charges on deposit accounts	39,199	14,175	(1,000)	(f)	52,374
Fees and commissions	17,901	16,270	(9,114)	(g)	25,057
Insurance commissions	11,102	—	—		11,102
Wealth management revenue	22,132	—	—		22,132
Mortgage banking income	32,413	2,866	—		35,279
Gain on debt extinguishment	620	—	—		620
Net (losses) gains on sales of securities	(22,438)	(9,716)	—		(32,154)
Impairment losses on securities	(19,352)	—	—		(19,352)
Bank-owned life insurance	10,463	3,319	—		13,782
Other	21,035	13,970	—		35,005

Total noninterest income	113,075	40,884	(10,114)		143,845
Noninterest expense
Salaries and employee benefits	281,768	93,412	—		375,180
Data processing	15,195	2,771	—		17,966
Net occupancy and equipment	46,471	21,368	463	(h)	68,302
Other real estate owned	267	1,037	—		1,304
Professional fees	13,671	6,446	—		20,117
Advertising and public relations	14,726	833	—		15,559
Intangible amortization	5,380	9,563	20,642	(i)	35,585
Communications	8,238	3,579	—		11,817
Other	53,906	39,896	—		93,802

Total noninterest expense	439,622	178,905	21,105		639,632

Income before income taxes	177,187	96,804	4,431		278,422
Income taxes	32,509	21,347	931	(j)	54,787

Net income	$144,678	$75,457	$3,500		$223,635

Basic earnings per share	$2.58	$2.41			$2.56

Diluted earnings per share	$2.56	$2.39			$2.54

Cash dividends per common share	$0.88	$0.90			$0.88

Weighted-average common shares outstanding:
Basic	56,099,689	31,373,718	—	(k)	87,473,407
Diluted	56,448,163	31,565,791	—	(k)	88,013,954

Income Statement Merger Pro Forma Adjustments for the Twelve Months Ended December 31, 2023:

(a) Adjustments to interest income on loans:
To eliminate The First’s discount accretion on previously acquired loans	$(17,514)
To reflect estimated accretion of the net discount on acquired loans	68,962

$51,448

(b) Adjustments to interest income on securities:
To reflect the reinvestment of securities in higher yielding investments at an estimated rate of 5.0%	38,603
(c) Adjustments to interest expense on deposits:
To eliminate The First’s historical amortization on previously acquired time deposits	$(760)
To reflect estimated amortization of the fair value adjustment on acquired time deposits	3,554

$2,794

(d) Adjustments to interest expense on borrowings:
To eliminate The First’s premium on previously acquired trust preferred securities	$(97)
To reflect estimated amortization of the fair value adjustment on acquired trust preferred securities	430
To eliminate of The First’s historical issuance costs on subordinated debt	(785)
To eliminate interest expense on subordinated debt redeemed by Renasant acquisition on subordinated debt	(127)
To reflect the estimated amortization of the fair value adjustment on acquired subordinated debt	2,071

$1,492

(e) Adjustment to provision expense:
To reflect estimated provision expense for non-PCD loans at the date of acquisition	$50,115
(f) Adjustment to service charges on deposit accounts:
To reflect the estimated loss of fee income from the elimination of consumer nonsufficient funds fees and certain consumer overdraft fees	$(1,000)
(g) Adjustment to fees and commissions:
To reflect the estimated loss of pre-tax income resulting from the application of the Durbin amendment to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010	$(9,114)
(h) Adjustment to net occupancy and equipment:
To reflect estimated incremental depreciation expense for acquired real estate	$463
(i) Adjustments to intangible amortization:
To eliminate amortization of The First’s core deposit intangible	$(9,563)
To reflect the amortization of the core deposit intangible created as a result of Renasant’s acquisition of The First	30,205

$20,642

(j) Adjustment to income taxes:
To reflect the income tax effects of pro forma adjustments at the estimated statutory federal corporate tax rate of 21%	$931
(k) Adjustments to basic and diluted weighted average common share outstanding:
To reflect the elimination of all shares of common stock outstanding of The First and issuance of Renasant common stock calculated using an exchange ratio of 1:1
Basic:	31,373,718
Diluted:	31,565,791